As filed to the Securities and Exchange Commission on November 24, 2010.

Registration No. 333-170682

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Lentuo International Inc.
 (Exact name of registrant as specified in its charter)

Not Applicable
 (Translation of Registrant's name into English)

Cayman Islands (State or other jurisdiction of incorporation or organization)	5500 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

A-18 Huagong Road, Guangqumenwai
Chaoyang District, Beijing 100124
People's Republic of China
(86-10) 6778 3955
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Law Debenture Corporate Services Inc.
400 Madison Avenue, 4th Floor
New York, New York 10017
(212) 750-6474
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Alan Seem, Esq. Shearman & Sterling LLP 12th Floor East Tower, Twin Towers B-12 Jianguomenwai Dajie Beijing 100022, People's Republic of China (86-10) 5922 8000	Benedict Tai, Esq. Jones Day 3201 China World Tower 1 No 1 Jianguomenwai Avenue Beijing 100004, People's Republic of China (86-10) 5866 1111

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price(1)	Amount of registration fee

Ordinary shares, par value $0.00001 per share(2)(3)	17,250,000	$6.75	$116,437,500	$8,302(4)

(1)
Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933.

(2)
Includes (i) ordinary shares represented by American depositary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public and (ii) ordinary shares represented by American depositary shares that may be purchased by the underwriters pursuant to an option to purchase additional ordinary shares represented by American depositary shares. The ordinary shares are not being registered for the purposes of sales outside of the United States.

(3)
American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-170780). Each American depositary share represents two ordinary shares.

(4)
Previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)	Dated November 24, 2010

Lentuo International Inc.

7,500,000 American Depositary Shares
Representing 15,000,000 Ordinary Shares

This is the initial public offering of our American depositary shares, or ADSs.

We are offering 7,500,000 ADSs. Each ADS represents two ordinary shares, par value US$0.00001 per share. The ADSs are evidenced by American depositary receipts, or ADRs.

Prior to this offering, there has been no public market for our ADSs or our ordinary shares. We expect that the public offering price will be between $11.50 and $13.50 per ADS. Our ADSs have been approved for listing on the New York Stock Exchange under the symbol "LAS."

Our business and an investment in our ADSs involve significant risks. These risks are described under the caption "Risk Factors" beginning on page 12 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	PER ADS	TOTAL
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds, before expenses, to Lentuo International Inc.	$	$

The underwriters may also purchase up to an additional 1,125,000 ADSs from us, at the public offering price, less the underwriting discount, within 30 days from the date of the prospectus to cover overallotments.

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on or about            , 2010.

Cowen and Company	HSBC
Macquarie Capital

                        , 2010

You should rely only on the information contained in this prospectus or any free writing prospectus filed with the Securities and Exchange Commission in connection with this offering. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

We have not undertaken any efforts to qualify this offering for offers to individual investors in any jurisdiction outside the United States. Therefore, individual investors located outside the United States should not expect to be eligible to participate in this offering.

i

 Conventions That Apply to This Prospectus

Unless otherwise indicated, references in this prospectus to:

•
"$" and "U.S. dollars" are to the legal currency of the United States;

•
"ADRs" are to the American depositary receipts that evidence our ADSs;

•
"ADSs" are to our American depositary shares, each of which represents two ordinary shares;

•
"China" or the "PRC" are to the People's Republic of China, excluding, for the purpose of this prospectus, Taiwan and the special administrative regions of Hong Kong and Macau;

•
"shares" or "ordinary shares" are to our ordinary shares, par value $0.00001 per share; and

•
"RMB" and "Renminbi" are to the legal currency of China.

Unless the context indicates otherwise, "we," "us," "our company" and "our" refer to Lentuo International Inc., its predecessor entities and its consolidated subsidiaries and affiliated entities.

Unless otherwise indicated, information in this prospectus assumes that the underwriters do not exercise their over-allotment option to purchase additional ADSs.

This prospectus contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the exchange rate as set forth on June 30, 2010 in the H.10 statistical release of the Federal Reserve Board, which was RMB6.7815 to $1.00. We make no representation that the Renminbi or dollar amounts referred to in this prospectus could have been or could be converted into dollars or Renminbi, as the case may be, at any particular rate or at all. See "Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates could result in foreign currency exchange losses." On November 19, 2010, the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.6398 to $1.00.

The data contained in this prospectus related to China's automobile retail industry and our position in this industry is derived from the following sources: the China Automobile Dealers Association, a national trade association comprised of automobile dealers in China; the China Association of Automobile Manufacturers, a national trade association comprised of automobile manufacturers in China; New Beijing Daily, a daily newspaper with circulation in Beijing, China; and J.D. Power Asia Pacific, an international marketing information firm specializing in customer satisfaction research in the Asia-Pacific region. Our company is a member of the China Automobile Dealers Association and Mr. Hetong Guo, our founder and chairman, is a vice chairman of the China Automobile Dealers Association.

ii

Prospectus Summary

The following summary highlights selected information appearing elsewhere in this prospectus and should be read in conjunction with the more detailed information and financial statements appearing elsewhere in this prospectus. You should read the entire prospectus carefully, including our financial statements and the related notes and the sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Our Business" before deciding whether to buy our ADSs.

Our Business

We are the largest non-state-owned automobile retailer in Beijing, China as measured by new vehicle sales revenues in 2009, according to the China Automobile Dealers Association, or the CADA. We operate six franchise dealerships, ten automobile showrooms, one automobile repair shop and one car leasing company in the Beijing metropolitan area, which is the largest automobile market among all cities in China in terms of annual new passenger vehicle registrations, according to the CADA. Three of our six dealerships are also among the leading dealerships in China for their respective brands as measured by individual dealership new vehicle sales volume.

We provide a "one-stop shop" experience for our customers by offering them a wide range of automobile products and services in each of our franchise dealerships, or 4S dealerships, as they are commonly known in China. "4S" stands for sales, spare parts, services and survey, and is understood to mean that our dealerships offer a full range of automobile retail services. We offer new passenger vehicles, auto parts and accessories for sale, as well as automobile repair and maintenance services, and provide a channel for vehicle manufacturers to gather customer feedback. We also offer our customers assistance with procuring automobile insurance and financing and other automobile-related services. In 2009, our new vehicle sales accounted for 91.0% of our total revenues, our automobile repair and maintenance service operations accounted for 8.7%, and our insurance and finance-related services and other operations accounted for 0.3%.

We have one dealership for each of six different brands and sell domestically manufactured or imported vehicles offered by joint ventures between foreign and Chinese automakers. These brands include FAW-Volkswagen, Audi, FAW-Mazda, Shanghai-Volkswagen, Toyota and Chang An-Mazda, representing some of the most popular mid-line and luxury brands in China.

According to the CADA, Shanghai-Volkswagen and FAW-Volkswagen were the two highest selling brands in China from 2007 to 2009 and Audi was the top selling luxury brand in China during the same period, in each case as measured by the number of vehicles sold. The top three brands of vehicles that we sell, which collectively represented approximately 75.8% of our new vehicle sales revenues in 2009, are Audi, FAW-Volkswagen and FAW-Mazda.

We market our various services under the "Lentuo" brand, which has created strong brand awareness in the market we serve. We believe that providing high quality customer service is the key to our success in the automobile retail industry. Automobile manufacturers place a high priority on customer satisfaction in the evaluation of dealership performance and award key incentives, such as purchase rebates, to dealerships based on their customer satisfaction ratings. We have designed our operations with the aim of delivering consistent, high quality customer service and establishing long-lasting customer relationships. We have been well recognized by our customers and industry peers for our outstanding customer service.

Our business has grown significantly over the past three years. Our revenues increased from RMB1,656.8 million in 2007 to RMB1,879.3 million in 2008 and RMB2,341.5 million ($345.3 million) in 2009, representing a compound annual growth rate, or CAGR, of 18.9%. We grew our net income from RMB34.5 million in 2007 to RMB76.5 million in 2008 and RMB128.7 million ($19.0 million) in 2009, representing a CAGR of 93.0%. Our revenues and net income in the six months ended June 30, 2010 were RMB1,312.8 million ($193.6 million)

and RMB67.4 million ($9.9 million), respectively, representing an increase of 21.0% and 35.0%, respectively, over the same period in 2009.

Industry Background

According to China Association of Automobile Manufacturers, or CAAM, and Ward's Automotive Group, or Ward's, China's automobile industry has experienced significant growth over the past several years, resulting in China surpassing the United States as the world's largest automobile market in 2009. According to CAAM, total new automobile sales volumes, including passenger and commercial vehicles, during 2009 were 13.6 million units, representing a 45.5% growth rate over 2008 and a CAGR of 23.7% from 2006 to 2009. According to CAAM, 10.3 million, or 75.7%, of the 13.6 million total automobile sales for 2009 were passenger vehicle sales, positioning China as the world's largest passenger vehicle market. China's passenger vehicle unit sales grew by 52.8% from 2008 to 2009 and had a CAGR of 25.9% from 2006 to 2009. According to the CADA, China's automobile market is expected to grow 10.3% from 2009 to 2010 and reach 20.0 million units by 2015.

According to the CADA, the Beijing metropolitan area is the largest automobile retail market among all cities in China as measured by annual new passenger vehicle registrations. According to the CADA, Beijing's passenger vehicle market grew 50.1% in 2009 over 2008, with 519,000 new passenger vehicle registrations. According to the CADA, for the year ending December 31, 2010, Beijing's passenger vehicle market is expected to grow 9.6% year over year, with 569,000 new passenger vehicles expected to be registered.

According to CAAM, China's automobile after-sales market, which consists of the repair and maintenance market and the accessories market, has grown at a CAGR of 27.3% from 2000 to 2008 and is expected to grow in the future as the automobile ownership in China continues to grow. China's used passenger car market has also experienced substantial growth and continues to demonstrate strong growth potential. According to the CADA, approximately 2.0 million used passenger vehicles were sold in 2009, representing approximately 21.4% growth over 2008. The volume of used passenger vehicle sales is expected to reach approximately 2.4 million units in 2010 and 3.5 million units in 2012, according to the CADA.

In China, 4S dealerships provide the dominant platform for passenger vehicle sales and are highly fragmented. According to the CADA, as of December 31, 2009, there were approximately 13,000 4S dealerships in China, among which approximately 10,000 4S dealerships were selling passenger vehicles. According to the CADA, 177 passenger vehicle dealerships, or approximately 1.7% of all 4S passenger vehicle dealerships in China, had annual revenues of RMB500.0 million ($73.7 million) or above as of the end of 2009. According to the CADA, there were 8,962 4S passenger dealerships, or approximately 85.8% of all 4S passenger vehicle dealerships in China, that had less than RMB100.0 million ($14.7 million) in annual revenues as of the end of 2009.

Our Strengths and Strategies

We believe that the following competitive strengths have contributed to our success and differentiate us from our competitors:

•
Leading automobile dealership group in Beijing, with industry-leading individual dealership performance. We are the largest non-state-owned automobile dealership group in Beijing, China as measured by new vehicle sales in 2009, according to the CADA. We believe that our leading position in China's largest automobile retail market gives us an advantage in enhancing our reputation among, and forming long-term relationships with, automobile manufacturers, which we believe will significantly benefit our future growth in Beijing and in other regional markets we may enter in the future. As measured by individual dealership new vehicle sales volume, our FAW-Volkswagen dealership ranked first in 2007 and 2008 and second in 2009 among over 300 FAW-Volkswagen dealerships in China; our FAW-Mazda dealership ranked fourth in 2007 and second in 2008 and 2009 among over 100 FAW-Mazda dealerships in China; and our Chang An-Mazda dealership ranked third in 2008 among over 85 Chang An-Mazda dealerships in China as of the end of 2008 and second in 2009 among over 100 Chang An-Mazda dealerships in China as of the end of 2009.

•
Strong relationships with key automobile manufacturers in China.  We have achieved significant sales volumes for the automobile brands we represent. As a result of our leading market position and large customer base, we have established strong and mutually beneficial relationships with the leading automobile manufacturers in China whose brands we represent. The specific advantages of our strong relationships with these key manufacturers include the receipt of purchase rebates, reliable access to popular vehicles, an advantageous brand mix and manufacturers' support for continued expansion.

•
Strong brand recognition driven by customer service-focused organization.  We were rated by the CADA in 2008 as one of the ten most influential automobile dealership groups in the industry for the 30 years since China's adoption of economic reform policies. Our individual dealerships have also received high customer satisfaction ratings and various awards in recent years in recognition of their outstanding customer service. We believe that our commitment to customer service has not only strengthened our relationships with our existing customers and helped promote customer loyalty for our brand, but has also contributed to our success in attracting new customers and generating repeat business.

•
Valuable institutional customers and industry relationships.  We believe our well-regarded brand name and reputation for high quality customer service have helped us attract reliable institutional customers in China. We are a long-term supplier of vehicles to several of Beijing's largest taxi companies and government entities and have also developed close cooperative relationships with a number of major insurance companies and financial institutions in China that are key participants in the automobile retail industry. We believe our broad-based and mutually beneficial commercial relationships with our institutional customers and other industry participants have enhanced our profile within the automobile retail industry and better positioned us to capture potential growth opportunities.

•
Experienced management team.  We have a management team with extensive experience and expertise in the automobile retail sector in China. Mr. Hetong Guo, our founder and chairman, has served in the automobile industry for more than 20 years and has led our company in achieving our success to date. Mr. Guo has established essential industry relationships with many of our key suppliers and institutional customers and he serves in leadership positions at several national and local automobile retail business associations. Mr. Jing Yang, our chief executive officer, has approximately 13 years of experience in the automobile retail industry and has guided us in formulating our growth strategies and expansion plans.

We intend to pursue the following key growth strategies:

•
Increase the size and scope of our dealership network.  We plan to significantly expand the size and scope of our dealership network through organic growth and targeted acquisitions. We intend to capitalize on our local knowledge, industry experience, industry and other relationships and well-known brand name to establish new dealerships. We believe we can leverage our strong and established relationships with leading automakers in China to obtain additional franchises and further expand our network by opening new dealerships. In addition, there are numerous potential acquisition opportunities as a result of China's highly fragmented automobile retail industry. Through our organic growth and acquisition efforts, we intend to increase our market share in Beijing, expand our brand mix and enter geographic regions we do not currently serve.

•
Increase sales at existing dealerships.  We believe there is significant opportunity for sales growth at each of our dealerships. We plan to increase sales and profitability by striving to continually provide a high level of customer service, closely monitor market trends, sales performance and customer requirements for different services and make corresponding adjustments to optimize our product and service offerings, leverage our strong relationships with automobile manufacturers and use information technology to increase productivity and enhance our customer relationships.

•
Focus on higher margin products and services.  While new vehicle sales are fundamental to our business, other products and services, such as automobile repair and maintenance service, automobile accessories sales and the arrangement of insurance and financing for our customers, generally provide significantly higher profit margins. To improve our profitability, we will focus on expanding these higher margin products and services.

•
Develop a new business unit focused on fleet car leasing and used car sales.  We plan to leverage our significant scale of operations and strong relationships with automobile manufacturers to develop a new business model focused on complementary fleet car leasing and used car sales operations. We intend to enter the fleet car leasing business by making volume purchases of large numbers of vehicles from automobile manufacturers, which will further enhance our relationships with the manufacturers and thereby allow us to lower our per vehicle purchase costs. We will lease these vehicles to retail car rental companies that offer short-term rental services to individual customers. After six to twelve months in service, such rental cars will then be offered for sale by us as used vehicles. We intend to benefit from this new business model by capitalizing on the demand for new and more diversified models of rental cars, achieving synergies among fleet car leasing, used car sales and automobile repair and maintenance service, and capturing the substantial growth opportunity in the used car sales market.

Our Challenges

Our ability to achieve our goals and execute our strategies is subject to risks and uncertainties. We believe the following are the major risks and uncertainties that may materially affect us:

•
our dependence on the franchises awarded by automobile manufacturers;

•
our ability to successfully implement our growth strategies, including executing our expansion plan, acquiring new dealerships and developing the fleet car leasing and used car sales businesses;

•
our dependence on new vehicle sales and customers' demand for the particular lines of vehicles we carry and our ability to obtain a desirable mix of popular new vehicles from manufacturers;

•
our ability to obtain additional franchises from automobile manufacturers;

•
our ability to meet an automobile manufacturer's sales, operational, customer satisfaction and other requirements;

•
our ability to substantially grow our automobile repair and maintenance service business; and

•
changes in PRC governmental economic and other policies affecting the automobile industry.

See "Risk Factors" and "Special Notes Regarding Forward-Looking Statements" for a detailed discussion of these and other risks and uncertainties associated with our business and investing in our ADSs.

Our Corporate Structure

Mr. Hetong Guo, our chairman, founded our business in 1994 and opened our first authorized dealership under the FAW-Volkswagen franchise in 1997. Since then, we have opened five additional franchise dealerships, including an Audi dealership and a FAW-Mazda dealership in 2003, a Shanghai-Volkswagen dealership in 2004, a Toyota dealership in 2005 and a Chang An-Mazda dealership in 2008. Prior to our reorganization, these franchised dealerships were operated under the control of their parent company, Beijing Lentuo Electromechanical Group Co., Ltd., or Lentuo Electromechanical, a PRC-incorporated entity controlled by Mr. Hetong Guo.

In anticipation of our overseas listing and to facilitate foreign investment in our company, we reorganized our corporate structure and incorporated Lentuo International Inc. as an offshore holding company in the Cayman Islands and wholly owned subsidiaries in both the Hong Kong Special Administrative Region and Beijing, China in 2009. Through a series of contractual arrangements entered into in January and June 2010, Lentuo Electromechanical transferred the effective control over our automobile retail business to Lentuo Hong Kong and Lentuo Beijing. Mr. Hetong Guo held the same controlling interest in our company immediately before and after the reorganization. Accordingly, the reorganization has been reflected in our financial statements as if the current corporate structure had always existed and our results of operations, assets and liabilities are stated at their historical carrying amounts. The following diagram illustrates our company's corporate structure as of the date of this prospectus:

Equity interest Contractual arrangements
(1)
The following table sets forth our affiliated entities as of the date of this prospectus:

Affiliated Entity	Function
Beijing Tuozhan Industrial & Trading Development Co., Ltd.	FAW-Volkswagen dealership
Beijing Aotong Automobile Trading Co., Ltd.	Audi dealership
Beijing Lentuo Chengxin Commercial & Trading Co., Ltd.	FAW-Mazda dealership
Beijing Yuantongqiao Toyota Automobile Trading Co., Ltd.	Toyota dealership
Beijing Tuojiacheng Commercial & Trading Co., Ltd.	Chang An-Mazda dealership
Beijing Lentuo Huitong Automobile Sales Service Co., Ltd.	Shanghai-Volkswagen dealership
Beijing Tuozhan Automobile Repair Co., Ltd.	Automobile repair shop
Beijing Lentuo Automobile Leasing Co., Ltd.	Automobile leasing
(2)
Lentuo Electromechanical's shareholders include Mr. Hetong Guo, Mr. Jing Yang, Ms. Xiaoli Geng, Mr. Chuanxin Sun, Mr. Xueyuan Han and Ms. Miusi Yang. At the time the agreements related to the contractual arrangements with our PRC affiliated entities were executed in January and June 2010, each of Lentuo International Inc. and Lentuo Electromechanical was 75% owned by Mr. Hetong Guo, 6% owned by Mr. Jing Yang, 6% owned by Ms. Xiaoli Geng, 6% owned by Mr. Chuanxin Sun, 6% owned by Mr. Xueyuan Han and 1% owned by Ms. Miusi Yang.

(3)
Exclusive Technology Consulting and Service Agreement.

(4)
Exclusive Call Option Agreement.

(5)
Powers of Attorney.

(6)
Equity Interest Pledge Agreement.

Corporate Information

Our principal executive offices are located at A-18 Huagong Road, Guangqumenwai, Chaoyang District, Beijing, China 100124. Our telephone number at this address is (86-10) 6778 3955 and our fax number is (86-10) 6778 0229. Our registered office is located at Marquee Place, Suite 300, 430 West Bay Road, P.O. Box 32052, Grand Cayman KYI-1208, Cayman Islands, British West Indies.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.lentuo.net. The information contained on our website does not constitute part of this prospectus. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

The Offering

Issuer	Lentuo International Inc.
Securities Offered	15,000,000 ordinary shares in the form of ADSs. Our ordinary shares are being offered only in the form of ADSs.
Price per ADS	We currently estimate that the initial public offering price will be between $11.50 and $13.50 per ADS.
ADSs Offered by Us in This Offering	7,500,000 ADSs
ADSs Outstanding Immediately After This Offering	7,500,000 ADSs (or 8,625,000 ADSs if the underwriters exercise the over-allotment option in full).
Ordinary Shares Outstanding Immediately After This Offering

60,937,912 ordinary shares (or 63,187,912 ordinary shares if the underwriters exercise the over-allotment option in full), excluding ordinary shares reserved for issuance under our equity incentive plan.

Over-Allotment Option

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,125,000 additional ADSs at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions.

The ADSs	Each ADS represents two ordinary shares, par value $0.00001 per ordinary share. The ADSs will be evidenced by American depositary receipts, or ADRs.

The depositary will be the holder of the ordinary shares underlying the ADSs and you will have the rights of an ADR holder as provided in the deposit agreement among us, the depositary and owners and beneficial owners of ADSs from time to time.

Subject to the terms of the deposit agreement, you may surrender your ADSs to the depositary to withdraw the ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled "Description of American Depositary Shares." We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Timing and Settlement for ADSs

The ADSs are expected to be delivered against payment on or about                    , 2010. The ADRs evidencing the ADSs will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company, or DTC, in New York, New York. DTC, and its direct and indirect participants, will maintain records that will show the beneficial interests in the ADSs and facilitate any transfer of the beneficial interests.

Use of Proceeds

We estimate that we will receive net proceeds of approximately $83.3 million (or $96.4 million if the underwriters exercise the over-allotment option in full) from this offering, after deducting the underwriter discounts, commissions and estimated offering expenses payable by us and assuming an initial public offering price of $12.50 per ADS, the mid-point of the estimated offering price range set forth on the cover of this prospectus. We intend to use our net proceeds from this offering for the following purposes:

•       approximately $58.0 million, representing approximately 70% of the total net proceeds, to expand the size and scope of our dealership network through the establishment of new dealerships and acquisitions;

•       approximately $8.0 million, representing approximately 10% of the total net proceeds, to enhance our higher margin products and services, increase sales at our existing dealerships and implement our other growth strategies, such as hiring additional service staff and technicians, upgrading and modifying the showrooms at our dealerships, further developing our company-wide management tools and databases, expanding training programs for our employees, adding new service bays, upgrading service equipment and developing fleet car leasing and used car sales; and

• the remaining amount to fund our working capital requirements and for other general corporate purposes.

In the event the underwriters exercise their over-allotment option, we plan to allocate the additional net proceeds in the same percentage as described above. See "Use of Proceeds" for additional information.

Listing	Our ADSs have been approved for listing on the New York Stock Exchange. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.
NYSE Symbol	"LAS"
Depositary	Citibank, N.A.
Lock-up

We, our directors, executive officers and certain of our existing shareholders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See "Underwriting."

Risk Factors	See "Risk Factors" and other information included in this prospectus for a discussion of the risks you should carefully consider before deciding to invest in our ADSs.

Summary Consolidated Financial and Operating Data

The following summary consolidated statements of income and comprehensive income data and summary consolidated cash flow data for the three years ended December 31, 2007, 2008 and 2009 and the summary consolidated balance sheet data as of December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements, which have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm. The report of Ernst & Young Hua Ming on those financial statements is included elsewhere in this prospectus. The following summary interim condensed consolidated statements of income and comprehensive income data and summary interim condensed consolidated cash flow data for the six months ended June 30, 2009 and 2010 and the summary interim condensed consolidated balance sheet data as of June 30, 2010 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited interim consolidated financial information on the same basis as our audited consolidated financial statements. The unaudited interim financial information includes all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for the periods presented. You should read the summary consolidated financial data in conjunction with those financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

The table below contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the exchange rate as set forth on June 30, 2010 in the H.10 statistical release of the Federal Reserve Board, which was RMB6.7815 to $1.00. No representation is made that the Renminbi amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all.

	Years Ended December 31,				Six Months Ended June 30,
	2007	2008	2009		2009	2010
	RMB	RMB	RMB	$	RMB	RMB	$
	(Amounts in thousands, except for share and per share data)
Summary Consolidated Statements of Income Data:(1)
Revenues	1,656,809	1,879,279	2,341,491	345,277	1,084,993	1,312,821	193,589
Cost of goods sold	(1,517,542)	(1,684,058)	(2,062,163)	(304,087)	(976,952)	(1,157,031)	(170,616)
Gross profit	139,267	195,221	279,328	41,190	108,041	155,790	22,973
Total operating expenses	(56,315)	(60,935)	(70,625)	(10,415)	(28,744)	(37,842)	(5,580)
Operating income	82,952	134,286	208,703	30,775	79,297	117,948	17,393
Interest income	2,753	2,278	2,392	353	2,219	227	33
Interest expenses	(21,403)	(33,435)	(33,288)	(4,909)	(13,078)	(23,697)	(3,494)
Exchange loss	—	—	—	—	—	(513)	(76)
Other (expense)/income, net	(51)	1,179	1,394	206	873	286	42
Income before income tax expenses	64,251	104,308	179,201	26,425	69,311	94,251	13,898
Income tax expenses	(29,654)	(27,806)	(50,039)	(7,379)	(19,401)	(26,864)	(3,961)
Income from continuing operations	34,597	76,502	129,162	19,046	49,910	67,387	9,937
(Loss) income from discontinued operations(2)	(50)	23	(433)	(64)	16	—	—
Net income	34,547	76,525	128,729	18,982	49,926	67,387	9,937
Income per share from continuing operations	0.87	1.92	3.24	0.48	1.25	1.69	0.25
Earnings per ordinary share, basic and diluted	0.87	1.92	3.23	0.48	1.25	1.69	0.25
Weighted average ordinary shares outstanding	39,908,389	39,908,389	39,908,389	39,908,389	39,908,389	39,908,389	39,908,389

	As of December 31,				As of June 30, 2010
	2007	2008	2009		Actual		Pro Forma as Adjusted(3)
	RMB	RMB	RMB	$	RMB	$	$
	(Amounts in thousands, except for share data)
Summary Consolidated Balance Sheet Data:(1)
Cash and cash equivalents	123,513	103,143	72,082	10,629	70,016	10,325	97,642
Inventories, net	117,807	244,518	290,298	42,807	369,328	54,461	54,461
Advances to suppliers	264,441	270,059	251,632	37,106	262,519	38,710	38,710
Total assets	953,395	1,365,116	1,406,789	207,445	1,338,072	197,313	284,630
Bills payable	456,349	775,933	409,584	60,397	336,149	49,569	49,569
Short-term loans	243,550	208,928	325,460	47,992	250,718	36,971	36,971
Total liabilities	876,281	1,211,477	1,124,420	165,807	1,111,394	163,887	149,887
Ordinary shares, par value $0.00001 per share
Authorized—500,000,000 shares as of December 31, 2007, 2008 and 2009 and June 30, 2010;
Issued and outstanding—39,908,389 shares as of December 31, 2007, 2008 and 2009 and June 30, 2010	1	1	1	—	1	—	—
Additional paid-in capital	53,972	53,972	53,973	7,959	53,973	7,959	109,276
Total shareholders' equity	77,114	153,639	282,369	41,638	226,678	33,426	134,743

	Years Ended December 31,				Six Months Ended June 30,
	2007	2008	2009		2009	2010
	RMB	RMB	RMB	$	RMB	RMB	$
	(Amounts in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	(66,002)	370,070	(92,932)	(13,704)	(172,899)	(70,927)	(10,459)
Net cash provided by (used in) investing activities	(19,344)	(203,561)	(131,270)	(19,357)	53,065	17,325	2,555
Net cash provided by (used in) financing activities	58,806	(186,879)	193,141	28,481	156,778	51,536	7,599

	Years Ended December 31,			Six Months Ended June 30,
	2007	2008	2009	2009	2010
Margin Data:(4)
Net income margin	2.1%	4.1%	5.5%	4.6%	5.1%
Overall gross margin	8.4%	10.4%	11.9%	10.0%	11.9%
New vehicle sales gross margin	7.1%	7.6%	7.3%	5.5%	6.8%
Automobile repair and maintenance service gross margin	29.6%	43.6%	57.4%	58.2%	55.2%
Operating Data:
Number of dealership at the end of period	5	6	6	6	6
Number of new vehicles sold	12,819	11,689	15,047	7,389	7,013

(1)
Our historical consolidated financial statements as of and for the years ended December 31, 2007, 2008 and 2009 and six months ended June 30, 2010 include certain assets, liabilities and results of operations of Lentuo Electromechanical that are related to the automobile retail sales business. Lentuo Electromechanical directly operated our Shanghai-Volkswagen dealership prior to June 2010. In preparation for this offering, Lentuo Electromechanical transferred all of its net assets that would be used by us in the automobile retail sales business to Beijing Lentuo Huitong Automobile Sales Service Co., Ltd., one of our variable interest entities, on June 20, 2010. All of the net assets of Lentuo Electromechanical that would not be used by us in the automobile retail sales business, mainly including amounts due from related parties, a building and construction in progress, were retained by Lentuo Electromechanical, and accounted for as a distribution to our shareholders as of June 20, 2010. These net assets retained by Lentuo Electromechanical and the related results of operations (consisting of depreciation of the building) were included in our historical consolidated financial statements as of and for the years ended December 31, 2007, 2008 and 2009, but will be excluded from our consolidated financial statements for the period ending after June 20, 2010. See Note 1 to our consolidated financial statements included elsewhere in this prospectus. In addition, certain subsidiaries of Lentuo Electromechanical that are unrelated to the automobile retail sales business, all of which are insignificant, were not included in our historical consolidated financial statements as of and for the years ended December 31, 2007, 2008 and 2009 and six months ended June 30, 2010.

(2)
In November 2009, Lentuo Electromechanical disposed of Lentuo Tonghe Advertising Co., Ltd., a company engaged in automobile advertising and promotion-related services. The results of operations of Lentuo Tonghe Advertising Co., Ltd. have been presented as discontinued operations in our historical consolidated financial statements.

(3)
The pro forma as adjusted balance sheet data as of June 30, 2010 gives effect to (1) the issuance and sale of 1,510,844 ordinary shares to Newman Investments Limited in August 2010 in exchange for $18.0 million, of which $14.0 million was paid in February 2010 and $4.0 million was paid in August 2010, pursuant to a subscription agreement dated February 20, 2010 and (2) the issuance and sale of 15,000,000 ordinary shares in the form of ADSs by us in this offering and our receipt of the expected net proceeds from this offering, assuming an initial public offering price of $12.50 per ADS, the mid-point of the estimated price range set forth on the cover of this prospectus, after deducting underwriting discounts, commissions and estimated offering expenses payable by us.

(4)
Net income margin is equal to net income divided by revenues. Overall gross margin is equal to overall gross profit divided by revenues. New vehicle sales gross margin is equal to gross profit of new vehicle sales divided by revenues from new vehicle sales. Automobile repair and maintenance service gross margin is equal to gross profit of automobile repair and maintenance service divided by revenues from automobile repair and maintenance service.

Risk Factors

This offering involves a high degree of risk. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before deciding to invest in our ADSs. The trading price of our ADSs could decline due to any of these risks and uncertainties, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

Our business depends on the franchises awarded by automobile manufacturers, and if we fail to renew one or more of our franchise agreements from such vehicle manufacturers on favorable terms, or at all, or if one or more of our franchise agreements are terminated, our inventory supply would be significantly disrupted and our business, financial condition, results of operations and prospects would be materially and adversely affected.

Each of our dealerships operates under a franchise granted by the manufacturer (or manufacturer-authorized distributor). Our franchise agreements are non-exclusive, must be renewed periodically and typically have a term of one or two years. Our dealerships may obtain new vehicles from manufacturers, sell new vehicles and display vehicle manufacturers' trademarks only to the extent permitted under franchise agreements.

As a result of our dependence on these franchise rights, manufacturers exercise a significant level of influence over our day-to-day operations. The terms of our franchise agreements, together with manufacturers' dealership manuals, service manuals and operating standards which are often referenced in these franchise agreements, govern key aspects of our operations and capital spending. Such franchise agreements and dealership manuals typically contain provisions and standards relating to:

•
the achievement of certain sales and customer satisfaction targets;

•
inventories of new vehicles and manufacturer replacement parts;

•
the maintenance of necessary net working capital;

•
facilities and placement of signage;

•
procedures for inspection, testing and evaluation of the dealership by the manufacturer;

•
advertising, marketing, deposit and warranty practices;

•
products authorized to be offered to customers;

•
after-sales services;

•
data sharing regarding market trends and customer statistics;

•
dealership management;

•
personnel training;

•
information systems; and

•
monthly and annual sales and financial reporting to the manufacturer.

Our compliance with these requirements is closely monitored by the manufacturers. Any failure to comply that is not cured within a specified period of time may give rise to early termination of the franchise agreement by manufacturers.

Most of our franchise agreements provide the manufacturer with the right to terminate the agreement or refuse to renew it after the expiration of the term of the agreement under specified circumstances. Certain franchise agreements allow the automobile manufacturers to terminate the agreements under any circumstances as long as a prior written notice is given. We cannot assure you that we will be able to renew any of our existing franchise agreements on favorable terms, or at all. Specifically, many of our franchise agreements provide that the manufacturer may terminate the agreement if the dealership undergoes a change of control. These provisions may provide manufacturers with superior bargaining positions in the event they seek to terminate our franchise agreements or renegotiate the agreements on terms that are disadvantageous to us. Our supply of inventory could be significantly disrupted and our business and results of operations could be materially and adversely affected to the extent that our franchise agreements are terminated or not renewed, our franchise rights become compromised or our operations become restricted due to the terms of our franchise agreements.

We may not succeed in implementing our growth strategies.

One of our primary strategies is to consolidate and retain our position as a leading automobile dealer in Beijing and expand into other regional markets in China. Our expansion plan includes increasing the size and scope of our dealership network, growing our after-sales businesses and entering into car rental and leasing and used car sales businesses. Our growth strategies may not be implemented successfully due to a number of risks, including our inability to:

•
determine the proper magnitude and prospects of our proposed expansion and effectively execute this expansion plan;

•
hire, train and maintain sufficient qualified staff;

•
obtain adequate financial resources;

•
enter into new dealership agreements with automakers;

•
obtain appropriate licenses, permits and approvals from relevant PRC government authorities on a timely basis;

•
identify desirable locations for our dealerships and showrooms;

•
negotiate the terms of new leases or land use rights for properties in desirable locations; or

•
obtain, evaluate the condition and potential resale value of and refurbish used cars for resale.

In addition, various factors beyond our control may significantly influence the results of our growth strategies, including general economic conditions in China, particularly in the automobile market and the automobile dealership industry and the specific geographical areas in which we operate. We may not be able to sustain our revenue growth or profit margins at historical levels or we may not be able to manage our growth successfully. Should any or all of the risks in relation to our expansion plan materialize, our results of operations, financial condition and growth prospects could be materially and adversely affected.

Our dealerships depend upon new vehicle sales and, therefore, our success depends in large part upon customer demand for the particular lines of vehicles our dealerships carry.

New vehicle sales generate the majority of our total revenues and lead to sales of higher-margin services, such as automobile repair and maintenance service and the arrangement of insurance and financing for customers. Our dealerships depend in large part on the overall success of the vehicle lines they carry. Although we have sought to limit our dependence on any one vehicle brand, our new vehicle sales consist only of six brands, which are Audi, FAW-Volkswagen, Toyota, FAW-Mazda, Chang An-Mazda and Shanghai-Volkswagen. In particular, Audi and FAW-Volkswagen accounted for 29.8% and 29.1%, respectively, of our revenues from new vehicle sales in 2009. If one or more vehicle lines that separately or collectively account for a significant percentage of our new vehicle sales suffer from decreasing consumer demand, our new vehicle sales and related revenues may be materially reduced.

If we fail to obtain a desirable mix of popular new vehicles from manufacturers, our profitability may be affected.

Our new automobile sales are influenced by the manufacturers' abilities to anticipate changes in consumer tastes, preferences and requirements, including those driven by environmental or popular trends, and to manufacture and deliver to us in sufficient quantities and on a timely basis, a desirable, high quality and price-competitive mix of new vehicles to sell to our customers. The most popular vehicles usually generate the highest profit margins and are frequently difficult to obtain from the manufacturers. If we cannot obtain sufficient quantities of the most popular models, our profitability may be adversely affected. Sales of less desirable models may reduce our profit margins. Several manufacturers generally allocate their vehicles among their franchise dealerships based on the sales history of each dealership. If our dealerships experience prolonged sales slumps relative to our competitors, these manufacturers may cut back their allotments of popular vehicles to our dealerships and new vehicle sales and profits may decline. Similarly, the delivery of vehicles, particularly newer, more popular vehicles, from manufacturers at a time later than scheduled could lead to reduced sales during those periods.

We may not obtain additional franchises and our new dealerships may not initially benefit from economies of scale.

We plan to increase the size and scope of our network by establishing new dealerships and acquiring dealerships from other parties in Beijing and other geographical regions in China. To implement this strategy, we are required to apply for franchises from relevant automobile manufacturers for any additional dealerships we intend to establish. In addition, franchise agreements between automobile dealerships and manufacturers generally provide that changes in ownership of automobile dealerships will require the prior approval of the relevant automobile manufacturers. Accordingly, our acquisition of automobile dealerships is subject to the approval of relevant automobile manufacturers. Automobile manufacturers have complete discretion in approving an application to set up new dealerships or an acquisition of existing dealerships and will typically consider such factors as the applicants' or acquirers' operating history, financial resources, sales performance records, customer satisfaction records and/or geographical distribution. Furthermore, some automobile manufacturers may limit the number of franchises or shares of franchises or vehicle sales maintained by an affiliated dealership group on a national, regional or local basis. Manufacturers may also tailor these types of restrictions to particular dealership groups. Generally it takes three to six months to apply for and obtain new franchises from automobile manufacturers. It generally takes a shorter period of time for automobile manufacturers to grant approvals for the acquisition of existing dealerships. However, such approvals may also take significantly longer. Automobile manufacturers may not approve our new franchise applications or acquisitions of dealerships from other parties, which could materially compromise our growth strategies and business prospects.

In addition, even if automobile manufacturers approve our new franchise applications, we expect that our revenues and profit margins from the new dealerships will be lower during their ramp-up period and such new dealerships will not be able to enjoy the benefits of economies of scale at the initial stage of their operations.

Adverse conditions affecting one or more manufacturers may negatively impact our business, financial condition, results of operations and prospects.

The success of each of our dealerships depends to a great extent on our vehicle manufacturers' reputations, financial condition, marketing efforts, vehicle design, production capabilities and management. Adverse conditions affecting these and other important aspects of the manufacturers' operations and public relations may adversely affect our ability to market their automobiles to the public. For example, Toyota, which accounted for 7.8% of our total units of vehicles sold in 2009, recently was involved in a series of large-scale global automobile recalls and is under investigations by the governmental agencies in certain countries with respect to allegedly defective and unsafe products. As a result, Toyota's reputation and sales have been adversely affected. If Toyota cannot successfully manage this crisis or if there are more defective automobile recalls, Toyota's reputation and sales may further deteriorate, and, as a result, our sales of Toyota branded vehicles could also fall significantly. In addition, in 2009, there were worker strikes demanding higher wages at Honda's manufacturing facilities in China, which could encourage similar behavior at other joint venture automobile manufacturers in China from whom we obtained, or plan to obtain, franchises. Adverse conditions such as the Toyota recalls, worker strikes or other adverse conditions or events involving automobile manufacturers that supply vehicles to us may have a material adverse impact upon our business, financial condition, results of operations and prospects.

We may not continue to receive purchase rebates from automobile manufacturers if we fail to meet an automobile manufacturer's sales, operational, customer satisfaction and other requirements or if an automobile manufacturer changes its rebate policy.

We receive purchase rebates from automobile manufacturers based on evaluation of our operations under certain performance indicators, including sales volume, satisfaction of sales targets, operating track records and customer satisfaction, which account for a significant portion of our profit on new vehicles sales. For the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2010, rebates granted to us amounted to approximately RMB94.9 million, RMB128.7 million, RMB151.1 million ($22.3 million) and RMB88.5 million ($13.1 million), respectively. If we fail to achieve satisfactory levels of performance as measured by such indicators in the future, the rebates we receive from automobile manufacturers may decrease. In addition, there can be no assurance that the automobile manufacturers will continue to grant us rebates at similar levels or at all. Should some or all of the manufacturers cease to offer such rebates, decrease the magnitude of such rebates or alter the conditions by which such rebates are granted, our financial condition, results of operations and profitability may be materially and negatively affected.

Our ability to meet our customers' demand for new vehicles, spare parts and automobile accessories depend in part on our ability to maintain a reasonable level of inventory of these products.

We must maintain a reasonable level of inventory of new automobiles, spare parts and automobile accessories in terms of their quantity and selection to satisfy our customers' needs in a timely manner. We actively control and monitor our inventory to achieve its turnover efficiency, principally by lowering the level of our slow-moving inventory and increasing the level of our fast-moving inventory. If our inventory is too high, we may be required to increase our working capital and incur additional financing cost. If our inventory is too low, our ability to satisfy our customers' needs may be compromised, which may harm our reputation and result in lost revenues.

We depend on third parties for the supply of certain spare parts and automobile accessories.

Other than automobile manufacturers that grant us franchise rights and supply us with original parts, we also depend on third parties for the supply of certain spare parts for our automobile repair shop and automobile accessories. We rely on such third party suppliers to supply us with high-quality and price-competitive spare parts and automobile accessories. If such suppliers fail to provide us with products that satisfy manufacturers' and our requirements, we may not be able to secure replacement products on favorable terms, in a timely manner, or at all. In addition, defective spare parts and automobile accessories from these suppliers may cause personal and/or property damage to our customers resulting in damage claims against us, for which we may not be able to obtain indemnity from such suppliers. We may also incur significant financial costs in connection with such claims and they may divert our management's attention away from other important matters. As a result, our business, financial condition and results of operations may be negatively affected.

We may not be successful in identifying and acquiring suitable acquisition targets or in establishing additional dealerships, which could adversely affect our growth.

We intend to expand our operations and markets through acquisitions and organic growth. The identification and completion of acquisitions and the establishment of additional dealerships require significant financial, managerial and other resources and we may not be able to identify, or complete the acquisition of, suitable acquisition targets, or to establish desired dealerships, on favorable terms or at all. We compete with several other dealer groups, some of which may have greater financial and other resources, and we may not be able to compete successfully with such groups in acquiring suitable targets or in establishing desired dealerships. If we do not succeed in identifying and acquiring suitable acquisition targets or in establishing additional dealerships, our growth and business prospects will be materially and adversely affected.

If we are unable to successfully integrate acquired businesses or manage newly established dealerships, we will be unable to realize desired results from our growth strategies and such acquired and newly established operations will divert resources from our other comparatively profitable operations.

Our future growth depends in large part on our ability to acquire and establish additional dealerships, manage expansion, control costs in our operations and consolidate new dealerships into our organization. We have historically grown our business by establishing new dealerships and we do not have a history of acquiring and integrating additional dealerships. We may not be able to effectively execute our growth strategies through acquiring and integrating additional dealerships.

In pursuing our growth strategy of acquiring and establishing additional dealerships, we will face various risks that include, but are not limited to:

•
incurring significantly higher capital expenditures and operating expenses;

•
failing to integrate the operations and personnel of the acquired dealerships;

•
entering new markets with which we are unfamiliar;

•
incurring undiscovered liabilities at acquired dealerships;

•
disrupting our ongoing business;

•
diverting our management resources;

•
failing to maintain uniform standards, controls and policies;

•
impairing relationships with employees, manufacturers and customers as a result of changes in personnel with respect to acquired management teams; and

•
incorrectly valuing acquired entities.

We may not adequately anticipate all the demands that our growth will impose on our personnel, procedures and structures, including our financial and reporting control systems, data processing systems and management structure. Moreover, our failure to retain qualified management personnel at any acquired dealership may increase the risk associated with integrating the acquired dealership. If we cannot adequately anticipate and respond to these demands, we may fail to realize acquisition synergies and our resources will be focused on incorporating new operations into our structure rather than on areas that may be more profitable.

We may encounter difficulties in expanding our business lines beyond new vehicle sales and automobile repair and maintenance service, which may materially and adversely affect our growth and business prospects.

We presently generate most of our revenues from new vehicle sales and automobile repair and maintenance service. We plan to expand into other business lines, such as the fleet car leasing and used car sales businesses. We intend to make volume purchases of large numbers of vehicles from automobile manufacturers at discounted rates and then lend these vehicles to retail car rental companies that offer short-term rental services to individual customers. After six to twelve months in service, such rental cars will then be offered for sale by us as used vehicles. The execution of our expansion plan will be subject to significant risks and uncertainties, including the following:

•
we may not be able to secure desired vehicles from manufacturers in desired quantities on favorable terms or at all;

•
the retail market price of new vehicles may drop significantly before we complete the sale of used vehicles of the same or competing brands and, as a result, the sales of our used vehicles may be subject to increased pricing pressure and we may sustain a loss on such sales;

•
our existing car leasing operations are very small in scale and we do not have a track record in operating such businesses on a large scale;

•
we may fail to obtain a steady and desirable mix of used vehicles from our automobile leasing programs;

•
our experience and expertise gained from our new vehicle sales business may not be relevant or be successfully applied to the car leasing and used car sales businesses;

•
we will face intense competition from other dealers or dealer groups that are already in or intend to expand into the car leasing or used car sales businesses;

•
we may not be able to accurately assess and respond to consumer tastes, preferences and demands in the car leasing and used car sales markets; and

•
we may not be able to generate enough revenues to offset our costs.

These and other risks may make our business expansion plan unsuccessful. In addition, implementing this plan may require us to devote significant financial, managerial and other resources to the car rental and leasing and used car sales businesses, which may divert such resources from our existing business lines. If we are not successful in executing our expansion plan, our growth may be materially and adversely affected.

We may need additional capital to fund the growth of our business, which may not be available on terms acceptable to us or at all, and which, if available, could dilute your interest in our company.

Our business and expansion plan will require significant working capital and capital expenditures. We expect that our current cash and cash equivalents, cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs, for both working capital and capital expenditures, for at least 12 months following this offering. If, however, there are unforeseen changes in general business conditions or unexpected developments in our business or expansion, we may require additional cash resources. We may seek to sell additional equity or debt securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. Furthermore, if we incur more debt, we will be liable for increased debt service costs and might have to agree to operating and financing covenants that would restrict our operations and liquidity. Our ability to obtain additional capital on commercially acceptable terms is subject to significant risks and uncertainties, including:

•
investors' perception of, and demand for, our securities;

•
prevailing conditions of the capital markets in which we seek to raise funds;

•
our future results of operations, financial condition and cash flows;

•
PRC governmental regulation of foreign investment in automobile distribution enterprises in China;

•
PRC governmental policies relating to foreign exchange; and

•
economic, political and other conditions in China.

Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure to raise additional funds when needed could limit our ability to expand or develop our operations to respond to market demands or competitive challenges.

We face substantial competition in our industry, and if we fail to compete successfully, our profitability may be materially and adversely affected.

The automobile retail and servicing industry is highly fragmented and competitive in Beijing, where we presently operate all of our business, as well as other areas in China where we may expand in the future. According to the CADA, there were over 600 franchise automobile dealerships in the Beijing metropolitan area as of the end of 2009. We face intense competition in all of our principal business lines. We compete with other dealerships operating in Beijing for vehicle sales and the principal competitive factors include the selection of popular vehicles, price, location of dealerships, suitability of the facility, on-site management and the quality of customer service. For automobile repair and maintenance service, we compete with other franchise or independent dealers and independent service shops and the principal competitive factors include factory-approved replacement parts, price, the familiarity with a manufacturer's brands and models, customer service and the ability to attract repeat customers. For our finance and insurance business, the principal competitive factors are favorable interest rates, convenience of "one-stop shopping," product knowledge and flexibility in finance terms.

We do not have any cost advantage in purchasing new vehicles from manufacturers, in securing spare parts from suppliers or in sourcing finance or insurance products from financial institutions or insurance companies. We typically rely on advertising, merchandising, sales expertise, service reputation and dealership location to sell our products to our customers. Our franchise agreements do not grant us the exclusive right to sell a manufacturer's product within a given geographic area. Further, some of our competitors may have greater financial, marketing and personnel resources, better locations and lower overhead and sales costs than we do. Our main competitors in the local Beijing market include Beijing Automobile Repair Company, Beijing Tengda Automobile Sales & Service Co., Ltd. and Beijing Yuntong Group. We will also face increased competition from other dealer groups as we expand into other regional markets in China. If we fail to compete with existing or future competitors, our market share could decline and our revenues or profitability could be materially and adversely affected.

If vehicle manufacturers discontinue advertising campaigns, incentive programs or other promotional activities, our sales volume and/or profit margin on each sale may be materially and adversely affected.

Our dealerships depend on manufacturers for advertising, sales incentives, warranties and other promotional programs that are intended to promote and support new vehicle sales. Manufacturers may discontinue or from time to time make changes to these promotional and incentive programs. Some key promotional and incentive programs include:

•
national, regional or local advertising campaigns for new models of vehicles;

•
customer incentives on new vehicles;

•
dealer rebates on new vehicles;

•
special financing or leasing terms;

•
warranties on new vehicles; and

•
sponsorship of used vehicle sales by authorized vehicle dealers.

A reduction or discontinuation of manufacturers' promotional and incentive programs may reduce our new vehicle sales volume, resulting in decreased vehicle sales and related revenues, and may reduce our profit margin on each sale.

Changes in PRC governmental economic policies in relation to the automobile industry may adversely affect our business, operations, financial condition and results of operations.

The automobile industry in China is subject to various industrial policies of the PRC government. We may be affected significantly in the future by changes in PRC governmental industrial regulations and economic policies relating to or affecting our industry. Our customers consist of individual customers, corporate entities and governmental agencies and the level of their demand for automobiles may vary significantly as a result of such changes. For example, since late 2008, as part of its efforts to stimulate the Chinese economy amid the global financial crisis, the PRC government has adopted a series of policies favorable to the automobile industry, including implementing an automobile industry stimulus plan and certain related incentive programs in the form of tax deduction and governmental subsidies for purchasing new vehicles. Partly due to such policies and programs, new vehicle sales volumes in China reached 13.6 million units in 2009, representing a 45.5% increase over 2008, according to CAAM. Some of such policies and programs have a fixed term and will be phased out upon the expiration of their term and there is no assurance that they will be replaced by other similarly favorable policies and programs. Any changes, discontinuation or expiration of governmental policies favorable to the automobile industry may discourage consumers from buying new vehicles and, as a result, may have a material adverse effect on our sales and results of operations.

The level of vehicle supply may also vary significantly as a result of changes in PRC governmental policies relating to or affecting the automobile industry. PRC governmental regulations on automobile imports, production capacity, foreign investment, automobile emission standards and certain other aspects of the industry could affect the supply of new vehicles in the market. For example, foreign investors currently are not permitted to hold a majority equity interest in any automobile manufacturers in China. In addition, one foreign investor may only invest in up to two automobile manufacturers that manufacture the same category of vehicles (such as passenger vehicles or commercial vehicles) in China. If such restrictions are removed, foreign investors may significantly increase their investment and expand their business in China. As a result, the overall supply of automobiles in China may increase significantly. Any changes in governmental policies that may increase the overall supply of automobiles in China could subject us to a higher degree of pricing pressure and as a result, our business, financial condition, results of operations and profitability may be materially affected.

The automobile industry is also affected by PRC governmental regulations on the availability of credit, interest rates and other factors that could affect the demand and supply of automobiles. Any unfavorable changes in such governmental policies may have a material adverse effect on our business, financial condition and results of operations.

Our business will be harmed if overall consumer demand suffers from a severe or sustained economic downturn or if there is an oversupply in the automobile industry.

Our business is heavily dependent on consumer demand and preferences in China. Our revenues will be materially and adversely affected if there is a severe or sustained downturn in overall levels of consumer spending in China. Retail vehicle sales are cyclical and historically have experienced periodic downturns characterized by oversupply and weak demand. These cycles are often dependent on general economic conditions, consumer confidence and governmental incentive programs, as well as the level of discretionary personal income and credit availability. In 2008 and 2009, a global financial crisis and economic downturn severely affected the economies of most countries in the world, including the U.S. and European countries, particularly with respect to their financial industries. China has also been severely affected by this downturn. The PRC government has adopted a series of stimulus policies and incentive programs, including those relating to the automobile industry, to stimulate its economy amid this economic downturn. Partly due to such policies and programs, China's GDP grew by 8.7% in 2009, according to the International Monetary Fund. According to CAAM, the new vehicle sales volumes in China reached 13.6 million units in 2009, representing a 45.5% increase from the previous year. It is believed that the global economy is recovering from the global financial crisis. However, if the global economy does not recover as expected, or if such policies and programs of the PRC government are discontinued or changed, the overall economy of China may be adversely affected and the consumer demand for automobiles may drop significantly. Financial institutions may tighten credit in such event, which in turn could materially affect our ability to finance our purchase of new vehicles from manufacturers. In addition, consumers' demand for automobiles is also subject to other factors that are outside of our control. For example, severe or sustained increases in gasoline prices may lead to a reduction in automobile purchases or a shift in buying patterns from luxury/sports utility vehicle models, which typically provide high profit margins to retailers, to smaller, more economical vehicles, which typically have lower margins.

Due to the increased demand of consumers, many automobile manufacturers in China are expanding significantly or plan to expand their production capacity. If the overall capacity of automobile industry outgrows the demand of consumers, the oversupply of automobiles may occur and we may face increased competition and experience increased pricing pressure. As a result, our business and profitability could be materially and adversely affected.

Government regulations and related compliance costs may adversely affect our business and profitability.

We are subject to a wide range of national, provincial and local laws and regulations, including licensing requirements. These laws regulate the conduct of our business, including:

•
automobile retail sales practices;

•
automobile parts and services;

•
used car sales and car rentals;

•
consumer credit;

•
deceptive trade practices;

•
consumer protection;

•
consumer privacy;

•
advertising;

•
land use and zoning; and

•
health and safety and employment practices.

To be in compliance with such laws and regulations, we need to train our employees, engage third party advisers, implement effective policies or take other necessary compliance actions, which will increase our cost and distract our personnel resources. If we or our employees at the individual dealerships violate or are alleged to violate these laws and regulations, we could be subject to consumer actions, administrative, civil or criminal actions, investigations and adverse publicity. Such actions could expose us to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including suspension, cancellation or revocation of our licenses and franchises to conduct dealership operations. In addition, our noncompliance with such laws and regulations may cause us to fail to renew our licenses when they expire.

Any environmental claims or failure to comply with any present or future environmental regulations may require us to spend additional funds and may materially adversely affect our financial condition and results of operations.

We are subject to a wide range of environmental laws and regulations in China, including those governing discharges into the air and water, the storage of petroleum substances and chemicals, the handling and disposal of wastes and the remediation of contamination. As with automobile dealerships generally, and vehicle maintenance services providers in particular, our business involves the generation, use, handling and disposal of hazardous or toxic substances and wastes. We believe that we are in compliance with all material environmental, health and safety laws and regulations related to our operations and business activities. The failure to comply with any present or future regulations could result in the assessment of damages or imposition of fines against us or suspension of our operations. Any failure by us to control the use of, or to adequately restrict the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspension of our business operations, which could materially adversely affect our financial condition and results of operations.

We operate all of our business in Beijing and our business may be adversely affected by unfavorable circumstances or events in Beijing.

We currently operate all of our business in Beijing. We plan to expand our business into other geographic regions but we expect that we will continue to generate a majority of our revenues from Beijing in the foreseeable future. Changes in local economic, competitive and governmental policies and other circumstances in Beijing may have a material adverse effect upon our business, financial condition and results of operations. For example, effective from April 1, 2010, the parking rates in business and commercial districts of the Beijing metropolitan area increased significantly under a new policy of the Beijing municipal government, which may undermine consumers' desire to purchase new vehicles and may have an adverse effect on automobile sales. As a further example, effective October 11, 2008, the Beijing municipal government introduced an alternate automobile license plate system to ease traffic congestion in the downtown area. Under this system, on every weekday, 20% of the vehicles in Beijing are prohibited from being operated on roads in the downtown area, depending on the last digit on the vehicle's license plate. This system may have undermined consumers' desire to purchase new vehicles. Any similar adverse conditions or occurrences in Beijing, or in other areas into which we may expand, may have an adverse effect on our business, financial condition and results of operations.

We have not obtained land use rights and building ownership certificates to some of the properties we occupy and we may not be able to use certain of our leased properties that are on collectively owned rural land that is prohibited from being used for commercial purposes.

We have not obtained land use rights and building ownership certificates relating to some of the properties we occupy. One of our affiliated entities, Beijing Aotong Automobile Trading Co., Ltd., or Aotong, leased a parcel of land from a third party for a term of twenty years starting from July 1, 2003 and constructed the facilities for our Audi dealership on such land. This parcel of land is part of a larger parcel of land that is covered by a single land use right certificate and does not have a separate land use right certificate. Due to this lack of a land use right certificate and the fact that we hold such land through a lease, we are not permitted to apply for a building ownership certificate for the facilities constructed on the land and our property rights to such facilities may be limited.

In addition, a number of our affiliated entities, including Beijing Tuozhan Industrial & Trading Development Co., Ltd. (FAW-Volkswagen dealership), Beijing Yuantongqiao Toyota Automobile Trading Co, Ltd. (Toyota dealership), Beijing Tuojiacheng Commercial & Trading Co., Ltd. (Chang An-Mazda dealership) and Beijing Lentuo Huitong Automobile Sales Service Co., Ltd. (Shanghai-Volkswagen dealership), have all subleased the respective parcels of land on which they constructed facilities to operate their current businesses. All such land is classified as collectively owned rural land under the PRC law and was subleased from a third party who in turn leased the land from the respective rural economic collectives that own such land. Under PRC law, collectively owned rural land may not be used for commercial purposes unless it is converted into state-owned land and we may be required to move off such collectively owned rural land. Under relevant lease and sublease agreements, the economic collectives who own the land will provide necessary assistance for the conversion of such land into state-owned land. Such land conversion may not be accomplished on terms favorable to us or at all. Under such agreements, if we are required to move off such land, the economic collectives will provide another comparable piece of land for our business and operation and compensate us for our losses in connection with such relocation. If such land is not converted into state-owned land, or such economic collectives and/or the third party fail to perform their obligations under such lease or sublease agreements, or such lease and sublease agreements are deemed to be void, voidable or otherwise unenforceable, or if ownership disputes or claims regarding such land otherwise arise, our business, financial condition and results of operations could be materially and adversely affected if we cannot obtain alternative and comparable sites and properties in a timely manner or at reasonable costs. Furthermore, any disputes or claims relating to such land or any efforts in securing alternative sites and properties could divert our resources and management's attention from our regular business operations. Moreover, we have not been able to obtain building ownership certificates and certifications from the relevant fire and environmental protection departments for the facilities constructed on these lands, which may adversely affect our ability to use the facilities.

The seasonality of the automobile industry impacts our operating results.

The automobile industry in China is subject to seasonal variations in revenues. Demand for automobiles is generally higher before or during certain major Chinese holidays, such as the Labor Day holidays in May and the National Day holidays in October. Accordingly, we expect our revenues and operating results generally to be higher in these periods than in other months of the year. Therefore, if circumstances arise during these months that impede automobile sales, such as high fuel costs, automobile supply shortage, unfavorable governmental policy changes, depressed economic conditions or similar adverse conditions, our revenues for the year would be disproportionately adversely affected. In addition, comparisons of sales and operating results between different periods within a single fiscal year, or between the same periods in different fiscal years, may not be meaningful and should not be relied upon as indicators of our performance.

Our capital costs and our results of operations may be materially and adversely affected by a rising interest rate environment.

We finance our purchases of new vehicle inventory through loans from banks and other lenders under which we are charged interest at floating rates. We plan to obtain capital for acquisitions and the establishment of dealerships and for other working capital purposes under similar arrangements. As a result, our debt service expenses may rise with increases in interest rates. Rising interest rates may also have the effect of depressing demand in the interest-rate sensitive aspects of our business, particularly new and used vehicle sales, because some of our customers finance their vehicle purchases with floating rate loans. As a result, rising interest rates may have the effect of simultaneously increasing our costs and reducing our revenues.

Manufacturers may direct us to apply our resources to capital projects and restructurings that we may not otherwise have chosen to do.

Manufacturers may direct us to implement costly capital improvements on certain dealerships as a condition for renewing our franchise agreements with them. Manufacturers also typically require that their franchises meet specific standards of appearance. These factors, either alone or in combination, could cause us to divert our financial resources to capital projects from uses that management believes may be of higher long-term value to us, such as acquisitions.

We rely on the services of key personnel, including Mr. Hetong Guo, our founder and chairman, and Mr. Jing Yang, our chief executive officer, and our business and growth prospects may be severely disrupted if we lose their services. In addition, we are dependent on our ability to attract, train, motivate and retain our store management, sales personnel and automobile engineers and technicians.

Our success depends to a significant degree upon the continued contributions of our management team, including Mr. Hetong Guo and Mr. Jing Yang. Our business and operations depend to a significant degree on their business vision, industry expertise, experience with our business operations and management skills, as well their relationships with automobile manufacturers, key customers and our employees. We do not maintain key-man life insurance for Mr. Guo, Mr. Yang or other management team members. The loss of the services of one or more of our key personnel may materially impair the efficiency, productivity and profitability of our operations.

In addition, we are dependent on the continued service of, and our ability to attract, train, motivate and retain, our store management, sales personnel and automobile engineers and technicians for the performance and continued success of our business. Due to the strong growth of the PRC economy and the PRC automobile industry, the competition for such personnel is intense. We may not be able to attract, train, motivate and retain the necessary personnel to grow and develop our business, continue to deliver high quality sales or customer service, or open new dealerships. Our financial condition, management and results of operations may be materially and adversely affected if we fail to attract and retain the experienced personnel we need.

A significant percentage of our outstanding ordinary shares is beneficially owned by Mr. Hetong Guo, our founder and chairman, and, as a result, he has substantial influence over our company and his interests may not be aligned with the interests of our other shareholders.

Following this offering, Mr. Hetong Guo, our founder and chairman, will beneficially own 49.1% of our outstanding ordinary shares, or 47.4% if the underwriters exercise their over-allotment option in full. Accordingly, he will have significant influence in determining the outcome of any corporate transaction or other matters submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Mr. Guo will also have the power to prevent or cause a change in control. In addition, without the consent of Mr. Guo, we could be prevented from entering into transactions that could be beneficial to us. Mr. Guo may cause us to take actions that are opposed by other shareholders as his interests may differ from those of other shareholders, including those who purchase ADSs in this offering.

Our insurance coverage is limited and we may incur substantial costs in the event of a disruption in our business or other unexpected losses or other events, which could have a material adverse effect on our financial condition and results of operations.

Insurance companies in China offer limited business insurance products and generally do not, to our knowledge, offer business liability insurance covering third party liabilities that arise in an enterprise's ordinary course of business. Business disruption insurance is available to a limited extent in China, but we have determined that the cost of such insurance and the difficulties associated with acquiring such insurance, together with what we perceive to be a limited risk of disruption, make it impractical for us to subscribe for such insurance. We do not maintain insurance coverage for any kinds of business liabilities or disruptions and would have to bear the costs and expenses associated with any such events out of our own resources.

We rely on computer equipment and software systems to manage our operations and we do not maintain data backup systems.

We are dependent on information management systems to manage, supervise and improve ordering, inventory and logistics management and financial and cash management, minimize the costs of maintaining inventory and improve our overall sales performance. We intend to continue upgrading our existing information technology systems across our distribution network to operate a uniform platform that is complementary to the expansion of our business. If our computer equipment or software systems fail, our businesses and operations may be disrupted. In addition, we do not have any disaster recovery plan and data back-up systems to handle system failures. Any failure in our computer equipment or software systems could have a material adverse effect on our business, financial condition and results of operations. Our growth may also be restricted by the capacity of our computer equipment or software systems to meet the increased needs of larger scale operations.

In the course of auditing our consolidated financial statements for the years ended December 31, 2007, 2008 and 2009, we and our independent auditors noted two material weaknesses and certain significant deficiencies in our internal control over financial reporting. We may incur additional costs in implementing measures to address such weaknesses and deficiencies. If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence in our reported financial information and the market price of our ADSs may be materially and adversely affected.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to implement our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audit of our consolidated financial statements for the years ended December 31, 2007, 2008 and 2009, we and our independent registered public accounting firm identified two "material weaknesses" and certain "significant deficiencies" in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. The two material weaknesses identified were: (i) insufficient personnel with U.S. GAAP expertise in the preparation of the financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements and (ii) lack of an effective independent oversight function to prevent and detect misstatements in financial statements. The significant deficiencies identified include our ineffective controls over preparation of tax returns, which resulted in an understatement of revenues and overstatement of cost of goods sold in our tax returns for 2007 and 2008. Although on July 1, 2010 we added to our management team a chief financial officer with U.S. publicly listed company reporting experience and knowledge of U.S. GAAP, such officer will require additional time to become fully integrated into our management team, evaluate our current disclosure controls and procedures, hire additional finance and accounting personnel with requisite experience and implement additional measures to address our existing weaknesses and deficiencies in internal control that have been identified. In addition, we may not be able to complete the implementation of such measures in a timely manner. We are also not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal controls.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2011. In addition, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is adverse if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

During the course of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404, we may identify other deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could harm our operating results and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting, regulatory investigations and civil or criminal sanctions.

If we grant employee share options or other share-based compensation in the future, our net income could be adversely affected.

We plan to adopt an equity incentive plan prior to the consummation of this offering that permits the grant of incentive share options, non-statutory share options, restricted share, share appreciation rights, restricted share units, performance units, performance shares, and other share-based awards to employees, directors and consultants of our company. Under the 2010 equity incentive plan, we will be permitted to issue options to purchase up to 4,500,000 ordinary shares, plus an annual increase of 1% of the outstanding ordinary shares on the first day of the fiscal year, or such lesser amount of shares as determined by the board of directors. As a result of potential future grants under the plan, we expect to incur share-based compensation expenses in future periods. The amount of these expenses will be based on the fair value of the share-based awards. We will apply the Accounting Standards Codification Topic 718, Compensation-Stock Compensation, for the accounting treatment of our equity incentive plan. As a result, we will have to account for compensation costs for all share options, including share options granted to our directors and employees, using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with the relevant rules under U.S. GAAP, which may have a material adverse effect on our net income. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plan to us. Employee share options or other share-based compensation we may grant in the future may have a material adverse effect on our profitability.

Risks Related to Our Corporate Structure

If the PRC government finds that the contractual arrangements that establish the structure for operating our business in China do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

The automobile industry is subject to extensive governmental regulations in China, including with respect to foreign ownership of, and the licensing and permit requirements pertaining to, companies engaged in automobile distribution. We are a Cayman Islands company and a foreign legal person under PRC law. As a result of foreign ownership restrictions in the automobile distribution industry, we conduct our automobile sales, repair and maintenance and other services and businesses in China by way of a series of contractual arrangements with Lentuo Electromechanical, a company incorporated in China and controlled by Mr. Hetong Guo, our founder and chairman, and its various subsidiaries in China. Lentuo Electromechanical's eight subsidiaries hold the relevant licenses, permits and franchises for operating our business in China. Our wholly owned subsidiaries, Lentuo Hong Kong and Lentuo Beijing, have entered into agreements with Lentuo Electromechanical, all of its shareholders and our eight affiliated entities. Under such agreements, we are able to exercise effective control over our PRC operating affiliated entities and receive a substantial portion of the economic benefits from our affiliated entities in consideration for the services provided by Lentuo Beijing. We also have an exclusive option to purchase from Lentuo Electromechanical all or part of its equity interest in each of the affiliated entities.

In the opinion of Jingtian & Gongcheng, our PRC legal counsel, the ownership structure of Lentuo Electromechanical, its subsidiaries and Lentuo Beijing, both currently and after giving effect to this offering, are in compliance with existing PRC laws and regulations; and the contractual arrangements among Lentuo Hong Kong, Lentuo Beijing, the eight affiliated entities, Lentuo Electromechanical and its shareholders are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business in the PRC do not comply with PRC government restrictions on foreign investment in the automobile retail business, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

•
revoking the business licenses of our PRC subsidiaries and affiliated entities;

•
discontinuing or restricting the operations of any related-party transactions among our PRC subsidiaries and affiliated entities;

•
imposing fines or other requirements with which we may not be able to comply; or

•
requiring us to restructure the relevant ownership structure or operations.

The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business and our financial condition and results of operations.

We rely on contractual arrangements with Lentuo Electromechanical, its shareholders and subsidiaries for our operations, which may not be as effective in providing operational control as direct ownership.

We rely on the contractual arrangements with Lentuo Electromechanical, its shareholders and its subsidiaries to operate our automobile distribution business in China. For a description of these contractual arrangements, see "Our Corporate Structure." These contractual arrangements may not be as effective in providing us with control over our affiliated PRC operating entities as direct ownership. If we had direct ownership of our affiliated entities, we would be able to exercise our rights as the equity interest holder to operate and effect changes in such entities. However, under the current contractual arrangements, as a legal matter, if Lentuo Electromechanical or any of its shareholders or any of the affiliated entities fail to perform his or her or its respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and would be required to rely on legal remedies available under PRC law, including seeking specific performance and claims for damages, which may not be effective. For example, if Lentuo Electromechanical were to refuse to transfer its equity interests in its subsidiaries to us when we exercise the call option pursuant to the contractual arrangements, or if Lentuo Electromechanical were otherwise to act in bad faith toward us, or any of the affiliated entities fail to fulfill the contractual payment obligations to us, then we may be required to take legal action to compel them to fulfill their respective contractual obligations.

All of such contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our affiliated PRC operating entities, our ability to conduct our business may be materially adversely affected and we may be unable to continue to consolidate the financial results of our affiliated entities into our results of operations.

Contractual arrangements entered into among Lentuo Beijing, Lentuo Electromechanical and its subsidiaries may be subject to scrutiny by the PRC tax authorities and a finding that Lentuo Beijing, Lentuo Electromechanical and its subsidiaries owe additional taxes could substantially reduce our consolidated net income in the future and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among Lentuo Beijing, Lentuo Electromechanical and its subsidiaries are not based on arm's-length prices and adjust any of the Lentuo Electromechanical's or its subsidiaries' income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by our affiliated entities, which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties to our affiliated entities for under-paid taxes. Our consolidated net income in the future may be materially and adversely affected if our affiliated entities' tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

The dividends we receive from our PRC subsidiary and our global income may be subject to PRC tax under the enterprise income tax law in China, which would have a material adverse effect on our results of operations.

Under China's enterprise income tax, or EIT law, and its implementation rules, dividends, interest, rent, royalties and gains on transfers of property of a foreign-invested enterprise in the PRC payable to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise's jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The Hong Kong Special Administrative Region, or Hong Kong, where Lentuo Hong Kong, our PRC subsidiary's direct holding company, is incorporated, does have a tax treaty with the PRC. That tax treaty provides that, among other things, dividends payable on equity interests of a PRC company to individuals or entities in Hong Kong are entitled to enjoy a reduced withholding tax rate of 5%, provided that such individuals or entities are deemed as the "beneficial owners" to those dividends as defined under that tax treaty. On October 27, 2009, the State Administration of Taxation, or SAT, promulgated the Circular on How to Understand and Recognize the "Beneficial Owner" in Tax Treaties, or Circular 601. Circular 601 clarifies that a beneficial owner shall be a person engaged in actual operation and this person could be an individual, a company or any other entity. Circular 601 expressly excludes a "conduit company," which is established for the purposes of tax avoidance and dividend transfers and is not engaged in actual operations such as manufacturing, sales and management, from being a beneficial owner. It is still unclear how Circular 601 is being implemented by SAT or its local counterparts in practice and whether Lentuo Hong Kong could be recognized as a "beneficial owner." If Lentuo

Hong Kong is considered as a non-resident enterprise but not qualified as a beneficial owner, Lentuo Hong Kong will not be entitled to a reduced 5% withholding tax and the 10% withholding tax would be imposed on our dividend income received from our PRC subsidiary. As a result, our net income would be reduced and our operating results would be adversely affected.

Under the EIT law, an enterprise established outside the PRC with its "de facto management body" within the PRC is considered a resident enterprise and will be subject to enterprise income tax at the rate of 25% on its worldwide income. The "de facto management body" is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. Substantially all of our management members are based in the PRC. If the PRC tax authorities subsequently determine that Lentuo International Inc. should be classified as a resident enterprise, then its worldwide income will be subject to income tax at a uniform rate of 25%, which may have a material adverse effect on our financial condition and results of operations. Notwithstanding the foregoing provision, the EIT law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if Lentuo International Inc. and Lentuo Hong Kong are classified as PRC resident enterprises, the dividends received from our PRC subsidiary may be exempted from income tax. However, it remains unclear how the PRC tax authorities would interpret the PRC tax resident treatment of an offshore company, like Lentuo International Inc., having indirect ownership interests in PRC enterprises through intermediary holding vehicles.

We rely principally on dividends and other distributions on equity paid by our wholly owned operating subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiary to pay dividends to us could have a material adverse effect on our ability to borrow money or pay dividends.

As a holding company, we rely principally on dividends and other distributions on equity paid by Lentuo Hong Kong and Lentuo Beijing for our cash requirements, including funds necessary to service any debt we may incur. If Lentuo Hong Kong or Lentuo Beijing incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Furthermore, relevant PRC laws and regulations permit payments of dividends by Lentuo Beijing only out of its retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, Lentuo Beijing is required to set aside a portion of its net income each year to fund a statutory surplus reserve. This reserve is not distributable as dividends until the accumulated amount of such reserve has exceeded 50% of its registered capital. As a result, Lentuo Beijing is restricted in its ability to transfer its net assets to us in the form of dividends, loans or advances. Limitations on the ability of Lentuo Beijing to pay dividends to us could materially and adversely limit our ability to borrow money outside of the PRC or pay dividends to holders of our ADSs. Also see "—Risks Related to Our Business and Industry—The dividends we receive from our PRC subsidiary and our global income may be subject to PRC tax under the EIT law, which would have a material adverse effect on our results of operations."

Risks Related to Doing Business in China

Changes in China's economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets are located in and all of our revenues are sourced from China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by China's continued economic growth as a whole.

China's economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China's economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While China's economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy, but may also have a negative effect on us. For example, our financial condition and operating results may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. The PRC government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in the PRC, which could in turn reduce the demand for our services and adversely affect our operating results and financial condition.

The PRC government also extensively regulates the automobile industry in general and automobile distribution in particular. Changes in these regulations could have a material adverse impact on our business and operations. See "—Risks Related to Our Business and Industry—Changes in PRC governmental economic policies in relation to the automobile industry may adversely affect our business, operations, financial condition and results of operations."

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which legal decisions have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in the PRC. Our PRC operating subsidiary, Lentuo Beijing, is a foreign-invested enterprise and is subject to laws and regulations applicable to foreign investment in the PRC as well as laws and regulations applicable to foreign-invested enterprises. Lentuo Beijing, Lentuo Electromechanical and its subsidiaries are privately owned companies and are subject to various PRC laws and regulations that are generally applicable to companies in the PRC. These laws and regulations are still evolving, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protections that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in the PRC legal system than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into. As a result, these uncertainties could materially and adversely affect our business and operations.

Any requirement to obtain prior approval under the M&A Rules and/or any other regulations subsequently promulgated by relevant PRC regulatory agencies could delay this offering and failure to obtain this approval, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our ADSs, and could also create uncertainties for this offering.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, or SASAC, the State Administration of Taxation, or SAT, SAIC, CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and was amended on June 22, 2009. The M&A Rules prescribe, among other things, the procedures and formalities of merger and acquisition of a domestic enterprise in China by foreign investors by either purchasing the equities or assets of, or stock swap with, the target PRC enterprise. Following the adoption of the M&A Rules, on September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles as defined under the M&A Rules.

The application of the M&A Rules remains unclear with respect to our corporate structure that was established under contractual arrangements for this offering. Our PRC counsel, Jingtian & Gongcheng, has advised us that, we are not required by the M&A Rules to apply to the relevant regulatory agencies, including CSRC, for approval of the listing and trading of our ADSs on a U.S. stock exchange because (1) Lentuo Beijing was established as a foreign-invested enterprise by means of direct investment at the time of incorporation and not through a merger or acquisition of the equity or assets of PRC domestic enterprises as such term is defined under the M&A Rules; (2) we do not hold any equity interests in any affiliated entities; and (3) neither the M&A Rules themselves, nor the administrative practices under the M&A Rules made public as of the date of this prospectus require the application of the M&A Rules in connection with the corporate structure for this offering, or listing and trading of our ADSs on a U.S. stock exchange.

However, we cannot exclude the possibility that relevant PRC regulatory agencies may further interpret the M&A Rules or promulgate new regulations or rules to require approval by one or more PRC regulatory agencies of our corporate structure for this offering. If such approvals are required, we may be unable to obtain a waiver from those PRC regulatory agencies. In addition, any uncertainties and/or negative publicity regarding the approval requirement of those PRC regulatory agencies could have a material adverse effect on the trading price of our ADSs.

PRC regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and may subject our PRC resident beneficial owners or employees to personal liabilities, limit our subsidiary's ability to increase its registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiary, or may otherwise expose us to liability under PRC law.

SAFE has promulgated regulations that require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations may apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

SAFE regulations require PRC residents who make, or have previously made, direct or indirect investments in offshore companies to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to update his or her registration with the relevant SAFE branches, with respect to that offshore company, any material change involving increase or decrease of capital, transfer or swap of shares, merger, division, equity or debt investment or creation of any security interest. Moreover, the PRC subsidiaries of that offshore company are required to coordinate and supervise the filing of SAFE registrations by the offshore company's shareholders who are PRC residents in a timely manner. If a PRC shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries, and the offshore parent company may also be prohibited from injecting additional capital into its PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above may result in liability for the PRC shareholders and the PRC subsidiary under PRC law for foreign exchange registration evasion.

On March 28, 2007, SAFE issued the Operating Procedures on Administration of Foreign Exchange regarding PRC Individuals' Participation in Employee Share Ownership Plans and Employee Stock Option Plans of Overseas Listed Companies, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly listed company, to register with SAFE and complete certain other procedures. We and our PRC employees who have been granted stock options will be subject to the Stock Option Rule when our company becomes an overseas publicly listed company. If we or our PRC employees fail to comply with such regulation, we or our employees may be subject to fines and legal sanctions.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiary.

In order to utilize the proceeds of this offering in the manner described in "Use of Proceeds," we, as an offshore holding company of our PRC operating subsidiary, may use the proceeds of this offering to make loans to our PRC subsidiary, or we may make additional capital contributions to our PRC subsidiary. Any loans to our PRC subsidiary are subject to PRC regulations and approvals. For example, loans by us to finance the activities of Lentuo Beijing, a foreign-invested enterprise, cannot exceed statutory limits and must be registered with SAFE or its local counterpart.

We may also decide to finance our PRC subsidiary by means of capital contributions. Any additional capital contributions to Lentuo Beijing must be approved by the MOFCOM. We cannot assure you that we can obtain the necessary government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to Lentuo Beijing. If we fail to timely receive such registrations or approvals, or at all, our ability to use the proceeds of this offering and to capitalize our PRC operations would be adversely affected, which in turn would adversely and materially affect our business prospects and growth plan.

Restrictions on currency exchange under PRC laws may limit our ability to convert cash derived from our operating activities into foreign currencies and may materially and adversely affect the value of your investment.

Substantially all of our revenues and operating expenses are denominated in Renminbi. Under the relevant foreign exchange restrictions in China, conversion of the Renminbi is permitted, without the need for SAFE approval, for "current account" transactions, which includes dividends, trade, and service-related foreign exchange transactions. Conversion of the Renminbi for "capital account" transactions, which include foreign direct investment and loans, is still subject to significant limitations and requires approvals from and registration with SAFE and other PRC regulatory authorities. We cannot assure you that SAFE or other PRC governmental authorities will not further limit, or eliminate, our ability to purchase foreign currencies in the future. Any existing and future restrictions on currency exchange in China may limit our ability to convert cash derived from our operating activities into foreign currencies to fund expenditures denominated in foreign currencies. If the foreign exchange restrictions in China prevent us from obtaining U.S. dollars or other foreign currencies as required, we may not be able to pay dividends in U.S. dollars or other foreign currencies to our shareholders, including holders of our ADSs. Furthermore, foreign exchange transactions under the capital account transactions could affect Lentuo Beijing's ability to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

Fluctuations in exchange rates could result in foreign currency exchange losses.

As substantially all of our cash and cash equivalents are denominated in Renminbi and the net proceeds from this offering will be denominated in U.S. dollars, fluctuations in exchange rates between U.S. dollars and Renminbi will affect the relative purchasing power of these proceeds and our balance sheet and earnings per share in U.S. dollars following this offering. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition or results of operations. The Renminbi is reported to be pegged against a basket of currencies, determined by the People's Bank of China. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. Fluctuations in the exchange rate will also affect the relative value of any dividend we pay after this offering, which will be exchanged into U.S. dollars, and earnings from and the value of any U.S. dollar-denominated investments we make in the future.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

We face risks related to epidemics, which may severely disrupt our business and operations.

Our business could be materially and adversely affected by epidemics. For example, from December 2002 to June 2003, China and certain other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. During May and June of 2003, the PRC government closed many businesses in China to prevent transmission of SARS. Since 2003, there have been reports of occurrences of avian influenza in various parts of China, including a number of confirmed human cases and deaths. In 2009, there was an outbreak of H1N1 influenza virus (also known as "swine flu") in Mexico and that virus quickly spread to China and other countries, resulting in a world wide epidemic. Any actual or threatened outbreak of epidemics in China may, among other things, significantly disrupt our business operations and severely restrict the level of economic activity in affected areas, which would in turn reduce the demand for our automobiles and related products and services.

The state of the PRC's political relationships with other nations may affect the performance of our operations.

We sell automobiles, spare parts, automobile accessories and other automobile-related products supplied by a number of automakers and suppliers. A significant number of the automakers and suppliers are foreign entities with headquarters in Japan or members of the European Union, or are joint ventures incorporated in the PRC by such foreign entities. China's political relationships with, or the general public's perception towards, other nations, particularly those connected or associated with the automakers or other suppliers, may affect both supply and demand for the relevant automaker or supplier's products in China. There can be no assurance that PRC consumers will not alter their brand preferences based on the state of political relations between China and the automaker or supplier's actual or perceived home country. Any relevant political dispute and adverse response to it by PRC automobile consumers may cause a decline in our revenue and profits and materially and adversely affect our financial condition, results of operations and prospects for growth.

Risks Related to our ADSs and this Offering

An active trading market for our ordinary shares or our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

Prior to the completion of this offering, there has been no public market for our ADSs or our ordinary shares underlying the ADSs, and we cannot assure you that a liquid public market for our ADSs will develop. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected. The initial public offering price for our ADSs will be determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of PRC companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The market price of these PRC companies' securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the market price of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•
variations in our revenues, earnings and cash flow, including as a result of seasonality;

•
announcements of new investments, acquisitions, strategic partnerships or joint ventures;

•
announcements of new services and expansion by us or our competitors;

•
changes in financial estimates by securities analysts;

•
additions or departures of key personnel;

•
release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•
potential litigation or regulatory investigations; and

•
fluctuations in market prices for our services.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. We cannot assure you that these factors will not occur in the future.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless held by our "affiliates" as that term is defined in Rule 144 under the Securities Act. There will be 7,500,000 ADSs (equivalent to 15,000,000 ordinary shares) outstanding immediately after this offering, or 8,625,000 ADSs (equivalent to 17,250,000 ordinary shares) if the underwriters exercise the over-allotment option in full. In connection with this offering, we and our shareholders have agreed not to sell any ordinary shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the underwriters. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the U.S. Financial Industry Regulatory Authority. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. See "Underwriting" and "Shares Eligible for Future Sale" for a more detailed description of the restrictions on selling our securities after this offering.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of approximately $8.08 per ADS (or $7.82 per ADS assuming full exercise of the underwriters' over-allotment option). This amount represents the difference between our pro forma net tangible book value per ADS of $4.42 (or $4.68 assuming full exercise of the underwriters' over-allotment option) as of June 30, 2010, after giving effect to this offering, and the assumed initial public offering price of $12.50 per ADS (the mid-point of the estimated price range set forth on the cover of this prospectus).

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Prior to this offering, we will adopt our amended and restated articles of association, which will become effective immediately upon completion of this offering. Our new articles of association contain provisions which could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

Our foreign ADS holders may be subject to a PRC withholding tax upon the dividends payable by us and upon gains realized on the sale of our ADSs, if we are classified as a PRC "resident enterprise."

Under the EIT law, foreign ADS holders may be subject to a 10% withholding tax upon dividends payable by us and gains realized on the sale or other disposition of ADSs, subject to reduction by an applicable tax treaty, if such income is sourced from the PRC. Although our company is incorporated in the Cayman Islands, it remains unclear whether the dividends payable by us or the gains our foreign ADS holders may realize will be regarded as income from sources within the PRC if Lentuo International Inc. is classified as a PRC resident enterprise. Any such tax will reduce the returns on your investment in our ADSs.

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Depending upon the value of our ordinary shares and ADSs and the nature of our assets and income over time, we could be classified as a PFIC for U.S. federal income tax purposes. Specifically, we will be classified as a PFIC in any taxable year if either: (1) the average percentage value of our gross assets during the taxable year that produce passive income or are held for the production of passive income is at least 50% of the value of our total gross assets or (2) 75% or more of our gross income for the taxable year is passive income. "Passive income" includes dividends, interest, royalties, certain net gain from the sale of commodities, rents and royalties (other than rents and royalties derived in the active conduct of a trade or business), annuities and gain from the sale of assets that produce passive income. Although we do not expect to be a PFIC for the taxable year ending December 31, 2010, there can be no assurance that we will not be a PFIC for the taxable year 2010 or future taxable years, as PFIC status is tested after the close of each year and depends on our assets and income in such year. In particular, we would likely become a PFIC if the value of our outstanding shares were to decrease significantly while we hold substantial amounts of cash and cash equivalents. We will make a determination for each taxable year as to whether we are a PFIC (after the close of such taxable year) and intend to disclose such determination in our annual reports on Form 20-F to be filed with the SEC.

If we are classified as a PFIC in any taxable year in which you hold our ADSs or ordinary shares and you are a U.S. Holder (as defined under "Taxation—U.S. Federal Income Taxation"), you may become subject to increased U.S. federal income tax liabilities and special U.S. federal income tax reporting requirements. For more information on the U.S. federal income tax consequences to you that would result from our classification as a PFIC, see "Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company."

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands (2010 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Cayman Islands courts are also unlikely:

•
to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•
to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands (2010 Revision) and the laws applicable to companies incorporated in the United States and their shareholders, see "Description of Share Capital—Corporate Law."

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and the PRC, see "Enforceability of Civil Liabilities."

We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase our ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your ordinary shares.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is 21 days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will as soon as practicable after receipt of notice from us notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested. See "Description of American Depositary Shares—Voting Rights".

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders' meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders' meetings unless:

•
we have failed to timely provide the depositary with notice of meeting and related voting materials;

•
we have instructed the depositary that we do not wish a discretionary proxy to be given;

•
we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•
a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•
the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not vote at shareholders' meetings, you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may not be able to participate in rights offerings and may experience dilution of your holdings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to holders of ADSs, or are registered under the provisions of the Securities Act.

The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs represented by American depositary receipts, or ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We will incur increased costs as a result of being a public company.

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and New York Stock Exchange, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers due to increased risks of liability to our directors under these rules and regulations. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Shareholders of a public company may bring securities class action suits against the company following periods of instability in the market price of that company's securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Special Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Industry" and "Our Business." These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under "Risk Factors," which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•
our growth strategies;

•
the anticipated growth and development of our business, results of operations and financial condition;

•
factors that affect our future revenues and expenses;

•
our relationships with vehicle manufacturers;

•
the future growth of our industry in China as a whole;

•
trends and competition in our industry in China, including the level of manufacturer incentives, new and used vehicle retail sales volume, customer demand, interest rates and changes in industry-wide inventory levels;

•
economic and demographic trends in China;

•
the completion of future acquisitions and the revenues to be generated by those acquisitions;

•
our expectation that we will benefit from entering the car rental and leasing and used vehicle retail markets;

•
our ability to obtain and maintain permits and licenses to carry on our business;

•
availability of financing for inventory, working capital and capital expenditures; and

•
our plan to use the proceeds from this offering.

This prospectus also contains data related to the retail automobile market worldwide and in China. This market data includes projections that are based on a number of assumptions. The market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the retail automobile market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Use of Proceeds

We estimate that we will receive net proceeds from this offering of approximately $83.3 million (or $96.4 million if the underwriters exercise the over-allotment option in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and assuming an initial public offering price of $12.50 per ADS, the mid-point of the estimated range of the initial public offering price as set forth on the cover page of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $12.50 per ADS, the mid-point of the estimated price range set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by $7.0 million, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters' over-allotment option and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus.

We intend to use the net proceeds we receive from this offering primarily for the following purposes:

•
approximately $58.0 million, representing approximately 70% of the total net proceeds, to expand the size and scope of our dealership network through the establishment of new dealerships and acquisitions;

•
approximately $8.0 million, representing approximately 10% of the total net proceeds, to enhance our higher margin products and services, increase sales at our existing dealerships and implement our other growth strategies, such as hiring additional service staff and technicians, upgrading and modifying the showrooms at our dealerships, further developing our company-wide management tools and databases, expanding training programs for our employees, adding new service bays, upgrading service equipment and developing fleet car leasing and used car sales; and

•
the remaining amount to fund our working capital requirements and for other general corporate purposes.

In the event the underwriters exercise their over-allotment option, we plan to allocate the additional net proceeds in the same percentage as described above. The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. To the extent that a certain portion or all of the net proceeds we receive from this offering are not immediately applied for the above purposes, we plan to invest the net proceeds in short-term interest-bearing debt instruments or bank deposits.

 Capitalization

The following table sets forth our capitalization, as of June 30, 2010:

•
on an actual basis; and

•
on an as adjusted basis to give effect to (1) the issuance and sale of 1,510,841 ordinary shares to Newman Investments Limited in August 2010 in exchange for $18.0 million, of which $14.0 million was paid in February 2010 and $4.0 million was paid in August 2010, pursuant to a subscription agreement dated February 20, 2010; (2) the issuance of 4,518,682 ordinary shares to Newman Investments Limited as part of the stock dividends to our existing shareholders on a pro rata basis in October 2010; and (3) the issuance and sale of 15,000,000 ordinary shares in the form of ADSs by us in this offering based on an assumed initial public offering price of $12.50 per ADS, the mid-point of the estimated price range set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters' over-allotment option and no other change to the number of ADSs sold by us as set forth on the cover page of this prospectus.

The information on an as adjusted basis below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of June 30, 2010
	Actual		As adjusted
	RMB	$	RMB	$
	(Amounts in thousands, except for share data)
Short-term loans	250,718	36,971	250,718	36,971
Shareholders' equity
Ordinary shares, $0.00001 par value
Authorized—500,000,000 shares
Issued and outstanding—39,908,389 shares on an actual basis and 60,937,912 shares on an as adjusted basis(1)(2)	1	—	2	—
Additional paid-in capital(2)	53,973	7,959	741,055	109,276
Retained earnings(2)	172,704	25,467	172,704	25,467

Total shareholders' equity	226,678	33,426	913,761	134,743

Total capitalization(2)	477,396	70,397	1,164,479	171,714

(1)
Excludes $4,500,000 ordinary shares reserved for future issuance under our equity incentive plan.

(2)
Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial public offering price of $12.50 per ADS, the mid-point of the estimated price range set forth on the cover of this prospectus, would increase (decrease) additional paid-in capital, total shareholders' equity and total capitalization by RMB47.3 million ($7.0 million).

As of the date of this prospectus, there has been no material change to our capitalization as set forth above.

Dilution

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share of our ADSs is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares. Our net tangible book value as of June 30, 2010 was approximately $33.4 million, or $0.84 per ordinary share and $1.68 per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities.

After giving effect to (1) the issuance and sale of 1,510,841 ordinary shares to Newman Investments Limited in August 2010 in exchange for $18.0 million, of which $14.0 million was paid in February 2010 and $4.0 million was paid in August 2010, pursuant to a subscription agreement dated February 20, 2010; (2) the issuance of 4,518,682 ordinary shares to Newman Investments Limited as part of the stock dividends to our existing shareholders on a pro rata basis in October 2010; and (3) our sale of the ADSs offered in this offering at the initial public offering price of $12.50 per ADS, the mid-point of the estimated price range set forth on the cover of this prospectus, and after deduction of the underwriting discounts and commissions and estimated offering expenses of this offering payable by us, our adjusted net tangible book value as of June 30, 2010 would have increased to $134.7 million or $2.21 per ordinary share and $4.42 per ADS. This represents an immediate increase in net tangible book value of $1.37 per ordinary share and $2.75 per ADS to the existing shareholders and an immediate dilution in net tangible book value of $4.04 per ordinary share and $8.08 per ADS to investors purchasing ADSs in this offering.

The following table illustrates such dilution on a per ordinary share and per ADS basis:

	Per Ordinary Share	Per ADS
Estimated initial public offering price	$6.25	$12.50
Net tangible book value per ordinary share as of June 30, 2010	$0.84	$1.68
Adjusted net tangible book value after giving effect to this offering (no exercise of the underwriters' over-allotment option)	$2.21	$4.42
Adjusted net tangible book value after giving effect to this offering (full exercise of the underwriters' over-allotment option)	$2.34	$4.68
Dilution in net tangible book value to new investors in this offering (no exercise of the underwriters' over-allotment option)	$4.04	$8.08
Dilution in net tangible book value to new investors in this offering (full exercise of the underwriters' over-allotment option)	$3.91	$7.82

A $1.00 increase (decrease) in the assumed initial public offering price of $12.50 per ADS, the mid-point of the estimated price range set forth on the cover of this prospectus, would increase (decrease) our adjusted net tangible book value after giving effect to the offering by $7.0 million (or $8.0 million in the case of full exercise of the underwriters' over-allotment option), the adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by $0.11 per ordinary share and $0.23 per ADS (or $0.13 per ordinary share and $0.25 per ADS in the case of full exercise of the underwriters' over-allotment option) and the dilution in adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by $0.39 per ordinary share and $0.77 per ADS (or $0.37 per ordinary share and $0.75 per ADS in the case of full exercise of the underwriters' over-allotment option), assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other expenses of the offering. The adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on an as adjusted basis, as of June 30, 2010, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters. The information in the following table is illustrative only and the total consideration paid and the average price per ordinary share is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

	Ordinary Shares Purchased
			Total Consideration
					Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders	45,937,912	75%	$18,000,444	16%	$0.39	$0.78
New investors	15,000,000	25%	$93,750,000	84%	$6.25	$12.50

Total	60,937,912	100%	$111,750,444	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $12.50 per ADS, the mid-point of the estimated price range set forth on the cover of this prospectus, would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by $7.5 million, $7.5 million and $0.25, respectively, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions and other expenses of the offering.

 Dividend Policy

In June 2010, as part of our reorganization, all of the net assets of Lentuo Electromechanical that would not be used by us in the automobile retail sales business, mainly including amounts due from related parties, a building and construction in progress, were retained by Lentuo Electromechanical and accounted for as a deemed dividend to our shareholders. These net assets had a carrying value of RMB120.0 million ($17.7 million) as of December 31, 2009. We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion regarding whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See "Description of American Depositary Shares." Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we will rely on dividends distributed by our PRC subsidiary. Certain payments from our PRC subsidiary to us may be subject to PRC taxes, such as withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Our PRC subsidiary is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory surplus reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends. Our PRC subsidiary is also required to set aside a certain amount of its after-tax profits each year, if any, to fund a public welfare fund. The specific size of the public welfare fund is at the discretion of the board of directors of the relevant entity. These reserve funds can only be used for specific purposes and are not transferable to the company's parent in the form of loans, advances or dividends. See "Risk Factors—Risks Related to Doing Business in China—We rely principally on dividends and other distributions on equity paid by our wholly owned operating subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiary to pay dividends to us could have a material adverse effect on our ability to borrow money or pay dividends."

Exchange Rate Information

Our business is conducted in China and a substantial portion of our revenues are denominated in RMB. However, periodic reports made to shareholders will be expressed in U.S. dollars using the then current exchange rates. This prospectus contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the exchange rate as set forth on June 30, 2010 in the H.10 statistical release of the Federal Reserve Board, which was RMB6.7815 to $1.00. No representation is made that the Renminbi amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On November 19, 2010 the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.6398 to $1.00. See "Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates could result in foreign currency exchange losses" and "Risk Factors—Risks Related to Doing Business in China—Restrictions on currency exchange under the PRC laws may limit our ability to convert cash derived from our operating activities into foreign currencies and may materially and adversely affect the value of your investment" for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs.

The following table sets forth information regarding the noon buying rates in Renminbi and U.S. dollars for the periods indicated.

	Renminbi per U.S. Dollar Rate(1)
	Period End	Average(2)	Low	High
2005	8.0702	8.1826	8.0702	8.2765
2006	7.8041	7.9579	7.8041	8.0702
2007	7.2946	7.5806	7.2946	7.8127
2008	6.8225	6.9193	6.7800	7.2946
2009	6.8259	6.8307	6.8176	6.8470
2010
May	6.8305	6.8275	6.8245	6.8310
June	6.7815	6.8184	6.7815	6.8323
July	6.7735	6.7762	6.7709	6.7807
August	6.8069	6.7873	6.7670	6.8069
September	6.6905	6.7396	6.6869	6.8102
October	6.6705	6.6675	6.6397	6.6912
November (through November 19)	6.6398	6.6530	6.6233	6.6906

(1)
For periods prior to January 1, 2009, the exchange rates reflect the noon buying rates as reported by the Federal Reserve Bank of New York. For periods after January 1, 2009, the exchange rates reflect the noon buying rates as set forth in the H.10 statistical release of the Federal Reserve Board.

(2)
Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

 Enforceability of Civil Liabilities

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•
political and economic stability;

•
an effective judicial system;

•
a favorable tax system;

•
the absence of exchange controls or currency restrictions; and

•
the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•
the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

•
Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our current operations are conducted in China, and substantially all of our assets are located in China. All of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Law Debenture Corporate Services Inc. as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Maples and Calder, our counsel as to Cayman Islands law, and Jingtian & Gongcheng, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and the PRC, respectively, would:

•
recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•
entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, and which was neither obtained in a manner nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation without any reexamination of the merits of the underlying dispute. However, the Cayman Islands courts are unlikely to enforce a punitive judgment of a United States court predicated upon the liabilities provision of the federal securities laws in the United States without retrial on the merits if such judgment gives rise to obligations to make payments that may be regarded as fines, penalties or similar charges.

Jingtian & Gongcheng has advised us further that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands.

U.S. shareholders may be able to originate actions against us in the Cayman Islands based upon Cayman Islands laws. However, we do not have any substantial assets in the Cayman Islands and it may be difficult for a shareholder to enforce a judgment obtained in a Cayman Islands court in China, where all of our operations are conducted. In addition, it will be difficult for U.S. shareholders to originate actions against us in China based upon Cayman Islands laws, U.S. law or PRC laws, because we are incorporated under the laws of the Cayman Islands and it is difficult for U.S. shareholders, by virtue only of holding our ADSs or ordinary shares, to establish a connection to the PRC as required by the PRC Civil Procedures Law in order for a PRC court to have jurisdiction.

Our Corporate Structure

Mr. Hetong Guo, our chairman, founded Beijing Lentuo Electromechanical Company in 1994 for the retail distribution of Chinese domestic automobiles. In 1997, Beijing Lentuo Electromechanical Company opened its first authorized dealership under the FAW-Volkswagen franchise and in 2002, Beijing Lentuo Electromechanical Company changed its name to Lentuo Electromechanical Group Co., Ltd., or Lentuo Electromechanical. Since then Lentuo Electromechanical opened five additional franchise dealerships, including an Audi dealership and a FAW-Mazda dealership in 2003, a Shanghai-Volkswagen dealership in 2004, a Toyota dealership in 2005 and a Chang An-Mazda dealership in 2008.

Prior to June 2010, Lentuo Electromechanical, owned by certain PRC citizens and controlled by Mr. Hetong Guo, directly operated our Shanghai-Volkswagen dealership. The remaining five dealerships have been operated by Lentuo Electromechanical's five wholly owned subsidiaries, namely, Beijing Tuozhan Industrial & Trading Development Co., Ltd., Beijing Aotong Automobile Trading Co., Ltd., Beijing Lentuo Chengxin Commercial & Trading Co., Ltd., Beijing Yuantongqiao Toyota Automobile Trading Co., Ltd. and Beijing Tuojiacheng Commercial & Trading Co., Ltd. In June 2010, Lentuo Electromechanical transferred the automobile retail business it directly operated to another wholly owned subsidiary, Beijing Lentuo Huitong Automobile Sales Service Co., Ltd. In addition, Lentuo Electromechanical operated independent automobile repair and leasing businesses through two wholly owned subsidiaries, Beijing Tuozhan Automobile Repair Co., Ltd. and Beijing Lentuo Automobile Leasing Co., Ltd. Lentuo Electromechanical also operated automobile advertising and promotion-related services through a wholly owned subsidiary, Lentuo Tonghe Advertising Co., Ltd., which Lentuo Electromechanical disposed of in November 2009.

In anticipation of our overseas listing and to facilitate foreign investment in our company, we reorganized our corporate structure and incorporated Lentuo International Inc. as an offshore holding company in the Cayman Islands and its wholly owned subsidiary, Lentuo Hong Kong, in the Hong Kong Special Administrative Region of the PRC in September 2009. In November 2009, we established Lentuo Beijing in the PRC, which is wholly owned by Lentuo Hong Kong. In April 2010, we established Beijing Jiashi Shengtong Investment Consulting Co., Ltd., wholly owned by Lentuo Hong Kong, in the PRC as part of our corporate strategic planning. Jiashi Shengtong has yet to conduct any business operations. We may use Jiashi Shengtong as a vehicle to hold equity interest in acquired dealerships in the future.

Under current PRC regulations, foreign investment in the automobile distribution business is restricted. If an enterprise engaging in automobile distribution operates more than 30 dealerships in China, foreign investment is only allowed in the form of a joint venture in which the foreign equity ownership interest in such enterprise is less than 50%. As a result, we reorganized our corporate structure to conduct all of our business through contractual arrangements among Lentuo Hong Kong, Lentuo Beijing, eight affiliated entities wholly owned by Lentuo Electromechanical, Lentuo Electromechanical and its shareholders. The eight affiliated entities hold the relevant licenses, permits and franchises required to conduct our business in the PRC. The contractual arrangements allow us to control these affiliated entities and therefore consolidate their operating results and other financial information into our own. See "—Contractual Arrangements with Our PRC Affiliated Entities" below.

As a result of our reorganization, our current corporate structure consists of our holding company in the Cayman Islands, our wholly owned subsidiaries in Hong Kong and the PRC, and our eight affiliated entities in the PRC. Lentuo Electromechanical, upon the transfer of its automobile retail business to one of our affiliated entities in

June 2010, is no longer part of our company. The following diagram illustrates our company's corporate structure as of the date of this prospectus:

Equity interest Contractual arrangements
(1)
The following table sets forth our affiliated entities as of the date of this prospectus:

Affiliated Entity	Function
Beijing Tuozhan Industrial & Trading Development Co., Ltd.	FAW-Volkswagen dealership
Beijing Aotong Automobile Trading Co., Ltd.	Audi dealership
Beijing Lentuo Chengxin Commercial & Trading Co., Ltd.	FAW-Mazda dealership
Beijing Yuantongqiao Toyota Automobile Trading Co., Ltd.	Toyota dealership
Beijing Tuojiacheng Commercial & Trading Co., Ltd.	Chang An-Mazda dealership
Beijing Lentuo Huitong Automobile Sales Service Co., Ltd.	Shanghai-Volkswagen dealership
Beijing Tuozhan Automobile Repair Co., Ltd.	Automobile repair shop
Beijing Lentuo Automobile Leasing Co., Ltd.	Automobile leasing
(2)
Lentuo Electromechanical's shareholders include Mr. Hetong Guo, Mr. Jing Yang, Ms. Xiaoli Geng, Mr. Chuanxin Sun, Mr. Xueyuan Han and Ms. Miusi Yang. At the time the agreements related to the contractual arrangements with our PRC affiliated entities were executed in January and June 2010, each of Lentuo International Inc. and Lentuo Electromechanical was 75% owned by Mr. Hetong Guo, 6% owned by Mr. Jing Yang, 6% owned by Ms. Xiaoli Geng, 6% owned by Mr. Chuanxin Sun, 6% owned by Mr. Xueyuan Han and 1% owned by Ms. Miusi Yang.

(3)
Exclusive Technology Consulting and Service Agreement.

(4)
Exclusive Call Option Agreement.

(5)
Powers of Attorney.

(6)
Equity Interest Pledge Agreement.

Contractual Arrangements with Our PRC Affiliated Entities

We do not have any direct equity interest in any of the eight PRC affiliated entities. Between January and June 2010, we entered into a series of contractual arrangements, including exclusive technology consulting and service agreements, exclusive call option agreements, equity interest pledge agreements and powers of attorney, which enable us to:

•
exercise effective control over these eight affiliated entities owned by Lentuo Electromechanical;

•
receive a substantial portion of the economic benefits from these affiliated entities in consideration for the services provided by Lentuo Beijing, our wholly owned subsidiary in China, and also assume the economic losses of these affiliated entities; and

•
have an exclusive option to purchase all or part of the equity interests in each of the affiliated entities when and to the extent permitted by PRC laws.

Accordingly, we have consolidated the historical operating results of each of the eight affiliated entities as our variable interest entity in our financial statements according to U.S. GAAP. Furthermore, as our reorganization was conducted between entities under the common control of Mr. Hetong Guo, the historical financial results, assets and liabilities of the affiliated entities and Lentuo Electromechanical have been reflected in our consolidated financial statements as if the current organizational structure had always existed.

Exclusive Technology Consulting and Service Agreements

Lentuo Beijing entered into an exclusive technology consulting and service agreement with each of the affiliated entities. Under this agreement, Lentuo Beijing will provide technology consulting and services and other significant resources necessary for the business operation of each affiliated entity on an exclusive basis. The term of the agreement is ten years starting from the execution date of the agreement. The agreement may be terminated upon written confirmation of both parties before its expiration. Otherwise, the agreement will be automatically renewed for an additional ten years. Each affiliated entity agrees to pay service fees to Lentuo Beijing on a quarterly basis in an amount equal to 100% of such entity's quarterly profit.

Exclusive Call Option Agreements

Lentuo Hong Kong and Lentuo Electromechanical entered into an exclusive call option agreement with each of our affiliated entities. Under such agreement, Lentuo Electromechanical irrevocably granted Lentuo Hong Kong or its designee person an exclusive call option to purchase, when and to the extent permitted under PRC law, all or part of the equity interests of Lentuo Electromechanical in each of the affiliated entities. The exercise price for the option will be determined by the parties based on the valuation by the competent authority and should be the lowest price as permitted under PRC law. The exclusive call option agreement will remain valid and effective for ten years starting from the execution date of the agreement and is renewable at the discretion of Lentuo Hong Kong for an additional ten years. The exclusive call option agreement provides that, without the prior written consent of Lentuo Hong Kong or its designated person:

•
each affiliated entity may not amend its articles of association or increase or reduce its registered capital;

•
each affiliated entity may not (i) sell, transfer, mortgage, or otherwise dispose of or grant a security interest in its assets, business, revenue or interest; (ii) incur, succeed, guarantee or admit any liability, except for those incurred in the ordinary course of business and not incurred through the loan; (iii) enter into any material contract in the amount of RMB100,000 or more, except for those incurred in the ordinary course of business; or (iv) provide a loan or credit to any person;

•
each affiliated entity may not merge with or acquire interest from or invest in any third parties;

•
each affiliated entity may not declare or pay any dividends to its shareholder and may only declare and pay all attributable profit to its shareholder upon the request by Lentuo Hong Kong or its designated person; and

•
Lentuo Electromechanical may not sell, transfer, mortgage or otherwise dispose of or grant security interest on its equity interest in each affiliated entity.

In addition, Lentuo Hong Kong is obligated to provide unlimited financial funding to each affiliated entity when and if required.

Powers of Attorney

Lentuo Electromechanical executed a power of attorney appointing Lentuo Hong Kong as its sole and exclusive agent and irrevocably authorized Lentuo Hong Kong to, as long as Lentuo Electromechanical remains a shareholder of the affiliated entities, exercise the following shareholder's rights in each of the affiliated entities owned by Lentuo Electromechanical: (i) attending shareholders' meetings and signing resolutions of shareholders' meetings of each affiliated entity; (ii) exercising all shareholders' rights granted by laws and the articles of association of each affiliated entity, including but not limited to shareholders' voting rights and the rights relating to the sale, transfer, mortgage or disposal of all or part of Lentuo Electromechanical's equity interest in each affiliated entity; and (iii) designating and appointing the legal representative, chairman, directors, supervisors, general manager and other management members of each affiliated entity.

All of the shareholders of Lentuo Electromechanical also executed a power of attorney appointing Lentuo Beijing as their sole and exclusive agent and irrevocably authorized Lentuo Beijing to, as long as such shareholders remain shareholders of Lentuo Electromechanical, exercise the following shareholders' rights in Lentuo Electromechanical: (i) attending shareholders' meetings and signing resolutions of shareholders' meetings of Lentuo Electromechanical; (ii) exercising all shareholders' rights granted by laws and the articles of association of Lentuo Group, including but not limited to shareholders' voting rights and the rights relating to the sale, transfer, mortgage or disposal of all or part of the equity interests in Lentuo Electromechanical; and (iii) designating and appointing the legal representative, chairman, directors, supervisors, general manager and other management members of Lentuo Electromechanical.

Equity Interest Pledge Agreement

Under the equity interest pledge agreement between Lentuo Beijing and Lentuo Electromechanical, Lentuo Electromechanical pledged its entire equity interests held in each of the affiliated entities to Lentuo Beijing to secure the payment obligations of each affiliated entity under the exclusive technology consulting and service agreement with Lentuo Beijing. Upon the occurrence of certain events of default specified in the equity interest pledge agreement, Lentuo Beijing may enforce the equity interest pledge by complying with certain required procedures under PRC laws and regulations.

Selected Consolidated Financial and Operating Data

The following selected consolidated statements of income and comprehensive income data for the three years ended December 31, 2007, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements, which have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm. The report of Ernst & Young Hua Ming on those financial statements is included elsewhere in this prospectus. The following selected interim condensed consolidated statements of income and comprehensive income data for the six months ended June 30, 2009 and 2010 and the selected interim condensed consolidated balance sheet data as of June 30, 2010 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited interim consolidated financial information on the same basis as our audited consolidated financial statements. The unaudited interim financial information includes all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for the periods presented. You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

We have not included financial information for the years ended December 31, 2005 and 2006. This information is not available under either U.S. GAAP or our home country GAAP because we have been a private company and only prepared limited and incomplete financial statements, at the individual entity level and not on a consolidated basis, for periods prior to the year ended December 31, 2007. Due to such limited and incomplete information, we are unable to present the financial information for the earliest two years of the five-year period without unreasonable effort or expense.

The table below contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the exchange rate as set forth on June 30, 2010 in the H.10 statistical release of the Federal Reserve Board, which was RMB6.7815 to $1.00. No representation is made that the Renminbi amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all.

	Years Ended December 31,				Six Months Ended June 30,
	2007	2008	2009		2009	2010
	RMB	RMB	RMB	$	RMB	RMB	$
	(Amounts in thousands, except for share and per share data)
Selected Consolidated Statements of Income Data:(1)
Revenues	1,656,809	1,879,279	2,341,491	345,277	1,084,993	1,312,821	193,589
Cost of goods sold	(1,517,542)	(1,684,058)	(2,062,163)	(304,087)	(976,952)	(1,157,031)	(170,616)
Gross profit	139,267	195,221	279,328	41,190	108,041	155,790	22,973
Total operating expenses	(56,315)	(60,935)	(70,625)	(10,415)	(28,744)	(37,842)	(5,580)
Operating income	82,952	134,286	208,703	30,775	79,297	117,948	17,393
Interest income	2,753	2,278	2,392	353	2,219	227	33
Interest expenses	(21,403)	(33,435)	(33,288)	(4,909)	(13,078)	(23,697)	(3,494)
Exchange loss	—	—	—	—	—	(513)	(76)
Other (expense)/income, net	(51)	1,179	1,394	206	873	286	42
Income before income tax expenses	64,251	104,308	179,201	26,425	69,311	94,251	13,898
Income tax expenses	(29,654)	(27,806)	(50,039)	(7,379)	(19,401)	(26,864)	(3,961)
Income from continuing operations	34,597	76,502	129,162	19,046	49,910	67,387	9,937
(Loss) income from discontinued operations(2)	(50)	23	(433)	(64)	16	—	—
Net income	34,547	76,525	128,729	18,982	49,926	67,387	9,937
Income per share from continuing operations	0.87	1.92	3.24	0.48	1.25	1.69	0.25
Earnings per ordinary share, basic and diluted	0.87	1.92	3.23	0.48	1.25	1.69	0.25
Weighted average ordinary shares outstanding	39,908,389	39,908,389	39,908,389	39,908,389	39,908,389	39,908,389	39,908,389

	As of December 31,				As of June 30, 2010
	2007	2008	2009		Actual		Pro Forma as Adjusted(3)
	RMB	RMB	RMB	$	RMB	$	$
	(Amounts in thousands, except for share data)
Selected Consolidated Balance Sheet Data:(1)
Cash and cash equivalents	123,513	103,143	72,082	10,629	70,016	10,325	97,642
Inventories, net	117,807	244,518	290,298	42,807	369,328	54,461	54,461
Advances to suppliers	264,441	270,059	251,632	37,106	262,519	38,710	38,710
Total assets	953,395	1,365,116	1,406,789	207,445	1,338,072	197,313	284,630
Bills payable	456,349	775,933	409,584	60,397	336,149	49,569	49,569
Short-term loans	243,550	208,928	325,460	47,992	250,718	36,971	36,971
Total liabilities	876,281	1,211,477	1,124,420	165,807	1,111,394	163,887	149,887
Ordinary shares, par value $0.00001 per share
Authorized—500,000,000 shares as of December 31, 2007, 2008 and 2009 and June 30, 2010;
Issued and outstanding—39,908,389 shares as of December 31, 2007, 2008 and 2009 and June 30, 2010	1	1	1	—	1	—	—
Additional paid-in capital	53,972	53,972	53,973	7,959	53,973	7,959	109,276
Total shareholders' equity	77,114	153,639	282,369	41,638	226,678	33,426	134,743

	Years Ended December 31,			Six Months Ended June 30,
	2007	2008	2009	2009	2010
Margin Data:(4)
Net income margin	2.1%	4.1%	5.5%	4.6%	5.1%
Overall gross margin	8.4%	10.4%	11.9%	10.0%	11.9%
New vehicle sales gross margin	7.1%	7.6%	7.3%	5.5%	6.8%
Automobile repair and maintenance service gross margin	29.6%	43.6%	57.4%	58.2%	55.2%
Operating Data:
Number of dealership at the end of period	5	6	6	6	6
Number of new vehicles sold	12,819	11,689	15,047	7,389	7,013

(1)
Our historical consolidated financial statements as of and for the years ended December 31, 2007, 2008 and 2009 include certain assets, liabilities and results of operations of Lentuo Electromechanical that are related to the automobile retail sales business. Lentuo Electromechanical directly operated our Shanghai-Volkswagen dealership prior to June 2010. In preparation for this offering, Lentuo Electromechanical transferred all of its net assets that would be used by us in the automobile retail sales business to Beijing Lentuo Huitong Automobile Sales Service Co., Ltd., one of our variable interest entities, on June 20, 2010. All of the net assets of Lentuo Electromechanical that would not be used by us in the automobile retail sales business, mainly including amounts due from related parties, a building and construction in progress, were retained by Lentuo Electromechanical, and accounted for as a distribution to our shareholders as of June 20, 2010. These net assets retained by Lentuo Electromechanical and the related results of operations (consisting of depreciation of the building) were included in our historical consolidated financial statements as of and for the years ended December 31, 2007, 2008 and 2009, but will be excluded from our consolidated financial statements for the period ending after June 20, 2010. See Note 1 to our consolidated financial statements included elsewhere in this prospectus. In addition, certain subsidiaries of Lentuo Electromechanical that are unrelated to the automobile retail sales business, all of which are insignificant, were not included in our historical consolidated financial statements as of and for the years ended December 31, 2007, 2008 and 2009.

(2)
In November 2009, Lentuo Electromechanical disposed of Lentuo Tonghe Advertising Co., Ltd., a company engaged in automobile advertising and promotion-related services. The results of operations of Lentuo Tonghe

  Advertising Co., Ltd. have been presented as discontinued operations in our historical consolidated financial statements.

(3)
The pro forma as adjusted balance sheet data as of June 30, 2010 gives effect to (1) the issuance and sale of 1,510,844 ordinary shares to Newman Investments Limited in August 2010 in exchange for $18.0 million, of which $14.0 million was paid in February 2010 and $4.0 million was paid in August 2010, pursuant to a subscription agreement dated February 20, 2010 and (2) the issuance and sale of 15,000,000 ordinary shares in the form of ADSs by us in this offering and our receipt of the expected net proceeds from this offering, assuming an initial public offering price of $12.50 per ADS, the mid-point of the estimated price range set forth on the cover of this prospectus, after deducting underwriting discounts, commissions and estimated offering expenses payable by us.

(4)
Net income margin is equal to net income divided by revenues. Overall gross margin is equal to overall gross profit divided by revenues. New vehicle sales gross margin is equal to gross profit of new vehicle sales divided by revenues from new vehicle sales. Automobile repair and maintenance service gross margin is equal to gross profit of automobile repair and maintenance service divided by revenues from automobile repair and maintenance service.

Recent Developments

The following is a summary of our selected operating data and estimated preliminary financial data for the three months and the nine months ended September 30, 2010. Our estimated financial results are based on our management accounts. We are still finalizing our financial statements for these three-month and nine-month periods and the independent registered public accounting firm has not commenced the review of these financial statements that it has been engaged by us to perform in accordance with Statement of Auditing Standards No. 100. As a result, our estimated preliminary financial results set forth below may be subject to change. For additional information regarding the various risks and uncertainties inherent in estimates of this type, see "Special Note Regarding Forward-Looking Statements."

In the three months ended September 30, 2010, we sold 4,871 new vehicles, representing a 29.5% increase over the third quarter of 2009 and a 26.0% increase over the second quarter of 2010. We serviced approximately 32,210 vehicles at our dealerships in the three months ended September 30, 2010, representing a 15.4% increase over the third quarter of 2009 and a 5.5% increase over the second quarter of 2010. The growth was primarily driven by the increased market demand and our enhanced sales efforts, consistent with the trend in recent quarters. For the three months ended September 30, 2010, we expect to record, subject to the adjustments described above:

•
revenues in the range of RMB939.0 million ($138.5 million) to RMB952.0 million ($140.4 million), compared to RMB606.3 million ($89.4 million) in the same period of 2009;

•
gross profit in the range of RMB90.0 million ($13.3 million) to RMB95.0 million ($14.0 million), compared to RMB88.9 million ($13.1 million) in the same period of 2009;

•
operating income in the range of RMB72.0 million ($10.6 million) to RMB77.0 million ($11.4 million), compared to RMB70.2 million ($10.4 million) in the same period of 2009; and

•
net income in the range of RMB41.0 million ($6.0 million) to RMB46.0 million ($6.8 million), compared to RMB43.9 million ($6.5 million) in the same period of 2009.

In the nine months ended September 30, 2010, we sold 11,884 new vehicles, representing a 6.6% increase over the same period of 2009. We serviced approximately 93,890 vehicles at our dealerships in the nine months ended September 30, 2010, representing a 26.1% increase over the same period of 2009. The growth was primarily driven by the increased market demand and our enhanced sales efforts. For the nine months ended September 30, 2010, we expect to record, subject to the adjustments described above:

•
revenues in the range of RMB2,252.0 million ($332.1 million) to RMB2,265.0 million ($334.0 million), compared to RMB1,691.3 million ($249.4 million) in the same period of 2009;

•
gross profit in the range of RMB246.0 million ($36.3 million) to RMB250.0 million ($36.7 million), compared to RMB197.0 million ($29.0 million) in the same period of 2009;

•
operating income in the range of RMB190.0 million ($28.0 million) to RMB195.0 million ($28.8 million), compared to RMB149.5 million ($22.1 million) in the same period of 2009; and

•
net income in the range of RMB108.0 million ($15.9 million) to RMB113.0 million ($16.7 million), compared to RMB93.8 million ($13.8 million) in the same period of 2009.

We cannot assure you that our results for this interim period will be indicative of our results for the full year or future quarterly periods. Please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus for information regarding trends and other factors that may influence our results of operations.

 Management's Discussion and Analysis of Financial Condition
and Results of Operations

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our audited consolidated financial statements and related notes for the years ended December 31, 2007, 2008 and 2009 included elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with U.S. GAAP. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption "Risk Factors" beginning on page 12 of this prospectus.

Overview

We are the largest non-state-owned automobile retailer in Beijing, China as measured by new vehicle sales revenues in 2009, according to the CADA. We operate six franchise dealerships, ten automobile showrooms, one automobile repair shop and one car leasing company in the Beijing metropolitan area, which is the largest automobile market among all cities in China in terms of annual new passenger vehicle registrations, according to the CADA. Three of our six dealerships are also among the leading dealerships in China for their respective brands as measured by individual dealership new vehicle sales volume.

We provide a "one-stop shop" experience for our customers by offering them a wide range of automobile products in each of our franchise dealerships. We offer new passenger vehicles, auto parts and accessories for sale, as well as automobile repair and maintenance service, and provide a channel for vehicle manufacturers to gather customer feedback. We also offer our customers assistance with procuring automobile insurance and financing and other automobile-related services. In 2009, our new vehicle sales accounted for 91.0% of our total revenues, our automobile repair and maintenance service operations accounted for 8.7%, and our insurance, finance and other operations accounted for 0.3%.

Our dealerships sell six different brands and over 30 different models of new passenger vehicles. We have one dealership for each of the following brands:

•
FAW-Volkswagen, a joint venture between Volkswagen and the Chinese automaker FAW;

•
Audi, selling imported Audi-branded vehicles as well as those domestically manufactured by FAW-Volkswagen;

•
FAW-Mazda, a joint venture between Mazda and FAW;

•
Shanghai-Volkswagen, a joint venture between Volkswagen and the Chinese automaker SAIC Motors;

•
Toyota, selling imported Toyota-branded vehicles as well as those domestically manufactured by FAW-Toyota, a joint venture between Toyota and FAW; and

•
Chang An-Mazda, a joint venture between Mazda and the Chinese automaker Chana Auto.

We market our various services under the "Lentuo" brand, which has created strong brand awareness in the market we serve. We are well recognized by our customers and automobile manufacturers for our high quality customer service and industry-leading sales performance. We have consistently ranked among the top dealerships in Beijing and China for individual dealership new vehicle sales volume for several of the brands we represented in the past few years.

Our business has grown significantly in recent years. Our revenues increased from RMB1,656.8 million in 2007 to RMB1,879.3 million in 2008 and RMB2,341.5 million ($345.3 million) in 2009, representing a compound annual growth rate, or CAGR, of 18.9%. We grew our net income from RMB34.5 million in 2007 to RMB76.5 million in 2008 and RMB128.7 million ($19.0 million) in 2009, representing a CAGR of 93.0%. Our revenues and net income in the six months ended June 30, 2010 were RMB1,312.8 million ($193.6 million) and

RMB67.4 million ($9.9 million), respectively, representing an increase of 21.0% and 35.0%, respectively, over the same period in 2009.

Factors Affecting Our Financial Performance and Results of Operations

We believe the key general factors affecting our financial performance and results of operations include:

•
Market demand and supply.  Our revenues are significantly affected by the demand for new automobiles in China. Market demand for automobiles is driven by various factors including, among others, the growth of individual and family disposable income, continued urbanization and improvement in China's road networks and other infrastructure. The rapid growth of China's economy has led to an increase in living standards and per capita disposable income as well as accelerated urbanization. These factors helped drive the significant growth in automobile retail sales in China in recent years. However, the automobile industry in China has historically been cyclical and is affected by general economic conditions, consumer confidence and other factors such as manufacturers' respective production capacities. Retail sales could slow down or decrease if growth in the Chinese economy slows or if the expanded production capacity of automobile manufacturers leads to an over-supply of new vehicles, and our revenues may be negatively affected as a result.

•
Competition.  We face increasing competition in China and our results of operations may be affected not only by competition among automobile manufacturers in terms of vehicle quality, model variety, price and delivery time, but also by competition from other dealerships in the same region who sell the same brands and models of automobiles as we do. Our financial condition and results of operations may be adversely affected if we fail to successfully compete against such dealerships in terms of price, location, quality of customer service and the ability to attract repeat business.

•
Government policies.  Our results of operations may be affected by government policies and regulations relating to the automobile industry in China, such as PRC governmental policies on foreign investment in the automobile retail business as well as any policies or regulations affecting market demand. For example, since early 2009, as part of its efforts to stimulate the economy amid the global financial crisis, the PRC government adopted a series of policies favorable to the automobile industry, including implementing an automobile industry stimulus plan and certain related incentive programs in the form of tax deductions and governmental subsidies for purchasing new vehicles. Although the current government incentives did not significantly contribute to our financial performance in the past, any additional government policies favorable or unfavorable to the automobile retail industry could impact our revenues and results of operations in the future.

Our results of operations in any given period are also directly affected by company-specific factors, including:

•
Size and scope of our dealership network.  Our revenues are directly affected by the number, location and performance of our franchise dealerships. Revenues will grow as we seek to increase the size and scope of our dealership network. We currently operate six franchise dealerships and our sales volumes for the year ended December 31, 2009 amounted to 15,047 vehicles. In response to the increasing demand for mid-line and luxury brand automobiles, we plan to significantly expand our network through organic growth and targeted acquisitions both in Beijing and in other geographic regions in China we do not currently serve.

•
Product and service mix.  Changes in product and service mix in connection with our sale of goods and provision of services may affect our profitability and gross margin. We offer a diversified portfolio of automobile brands, and the Audi brand, our luxury brand, typically generates a higher gross profit margin than our mid-line brands. The aggregate gross margins from our new vehicle sales vary based on the relative proportion of our sales attributable to mid-line brands and our luxury brand. In addition, our automobile repair and maintenance service and the arrangement of financing and insurance for our customers generally result in higher gross profit margins than new vehicle sales. Although a substantial majority of our revenues are currently generated from our new vehicle sales business, the proportion of revenues and profit contributed by our automobile repair and maintenance service business has increased over the three-year period ended December 31, 2009, primarily due to the rapid expansion of our after-sales customer base and increase in demand for automobile repair and maintenance services. We expect to continue expanding our higher margin products and services to meet the increasing market demand.

•
Pricing.  Our revenues are directly affected by the price of our products and services. The average selling price of the new vehicles sold by us was RMB122,916 in 2007, RMB149,252 in 2008, RMB141,650 ($20,888) in 2009 and RMB168,009 ($24,775) in the six months ended June 30, 2010. The average selling price is calculated by dividing the total revenues generated through new vehicle sales by the total number of new vehicles sold by us during the relevant year. We expect the price of new vehicles to decrease in the long run in China primarily due to the lowering of tariffs on imported cars and increased competition. However, our average selling price of new vehicles may fluctuate period over period depending on the mix of vehicles we sell during a particular period that consists of different models in different price ranges. We seek to increase the sales of vehicle models that generate higher gross margins.

•
Impact of dealership acquisitions.  We are implementing an acquisition strategy and plan to pursue selective acquisitions of additional dealerships as a means of growing our business. Our ability to identify, acquire, effectively manage and integrate new dealerships into our existing franchise network, the consideration we pay for those acquisitions and the performance of the acquired dealerships will have a significant effect on our financial condition and results of operations.

•
Cost of goods sold and purchase rebates.   Our gross profit is directly affected by our cost of goods sold. Our cost of goods sold consists primarily of the purchase cost of new vehicles from automobile manufacturers, which is determined by the manufacturers. Our purchase cost of new vehicles may be reduced by any purchase rebates we can obtain from the manufacturers. Automakers typically determine the rebates with reference to a number of factors including, among others, our sales volume, our ability to achieve sales targets, our operating history and customer satisfaction survey results. Any significant change to our cost of goods sold, in particular the purchase cost of new vehicles as offset by the rebates, will affect our financial condition and results of operations.

•
Seasonality.  Our revenues are subject to seasonal variations. Demand for automobiles is generally higher before or during certain major Chinese holidays, such as the Labor Day holidays in May and the National Day holidays in October. Our revenues and operating results are generally higher around these periods than in other months of the year. If circumstances arise during these months that impede automobile sales, such as high fuel costs, automobile supply shortages, unfavorable governmental policy changes, depressed economic conditions or similar adverse conditions, our revenues for the year would be disproportionately adversely affected. As a result of these fluctuations, comparisons of our sales and operating results between different periods within a single fiscal year, or between the same periods in different fiscal years, may not be meaningful and should not be relied upon as indicators of our performance.

•
Taxation.  A number of uncertainties under PRC tax regulations could adversely affect our results of operations. For example, if Lentuo Hong Kong is considered a non-PRC-resident enterprise but is not qualified as a "beneficial owner" of the dividends paid by our PRC subsidiaries, a 10% withholding tax (as opposed to a reduced 5% withholding tax) would be imposed on our dividend income received from PRC subsidiaries. However, if Lentuo Hong Kong is considered a PRC-resident enterprise, then the dividend income received from PRC subsidiaries would be exempt from withholding tax. The interpretation of "beneficial owner" and "resident enterprise" remains uncertain under existing PRC tax regulations and the resolution of such uncertainty could reduce our net income. We do not know when additional clarity on these tax treatments will become available. We currently believe Lentuo Hong Kong should be considered as a non-PRC resident enterprise for PRC tax purposes as discussed under "Taxation—PRC Taxation."

Key Components of Results of Operations

Revenues

A substantial majority of our revenues is derived from new vehicle sales. The remaining portion of our revenues is generated by our automobile repair and maintenance service operations and other sources, such as insurance and finance agency services and car rentals. All of our revenues are currently derived from our operations in Beijing, China. The table below sets forth a breakdown of our revenues by revenue source for the periods indicated:

	Years Ended December 31,							Six Months Ended June 30,
	2007		2008		2009			2009		2010
	Amount	% of Revenues	Amount	% of Revenues	Amount		% of Revenues	Amount	% of Revenues	Amount		% of Revenues
	RMB		RMB		RMB	$		RMB		RMB	$
	(Amounts in thousands, except for percentages)
Revenues:
New vehicle sales	1,575,666	95.1%	1,744,610	92.8%	2,131,403	314,297	91.0%	997,130	91.9%	1,178,247	173,744	89.7%
Automobile repair and maintenance service	74,892	4.5%	125,809	6.7%	203,083	29,947	8.7%	83,810	7.7%	130,169	19,195	9.9%
Other services	6,251	0.4%	8,860	0.5%	7,005	1,033	0.3%	4,053	0.4%	4,405	650	0.4%

	1,656,809	100.0%	1,879,279	100.0%	2,341,491	345,277	100.0%	1,084,993	100.0%	1,312,821	193,589	100.0%

Our revenues from new vehicle sales and automobile repair and maintenance service have grown significantly in the three-year period ended December 31, 2009 and the six-month period ended June 30, 2010, driven primarily by increasing market demand for new vehicles and automobile repair and maintenance service in China and our enhanced sales efforts to meet this demand. During this period, we strived to increase our sales by improving our customer service, incentivizing our sales and service managers and fully utilizing our existing capacity. We believe our revenues will continue to grow as we seek to expand our dealership network and increase same-store sales at each dealership. We further believe our revenues from automobile repair and maintenance service will grow as a percentage of our total revenues as we maximize the use of our existing service capacity, add new capacity and continue to develop long-term customer relationships and generate repeat business.

Cost of Goods Sold

The principal components of our cost of goods sold are the cost of new vehicles purchased from automobile manufacturers, the cost of spare parts and automobile accessories and the salaries and compensation expenses of automobile repair and maintenance personnel for our automobile repair and maintenance service operations. Our cost of goods sold has grown significantly in the three-year period ended December 31, 2009 and the six-month period ended June 30, 2010, in line with the substantial growth of our revenues. The following table sets forth a breakdown of our cost of goods sold by revenue source for the periods indicated:

	Years Ended December 31,							Six Months Ended June 30,
	2007		2008		2009			2009		2010
	Amount	% of Revenues	Amount	% of Revenues	Amount		% of Revenues	Amount	% of Revenues	Amount		% of Revenues
	RMB		RMB		RMB	$		RMB		RMB	$
	(Amounts in thousands, except for percentages)
Cost of goods sold:
New vehicle sales	1,464,466	88.4%	1,612,552	85.8%	1,975,497	291,307	84.4%	941,808	86.8%	1,098,268	161,950	83.7%
Automobile repair and maintenance service	52,706	3.2%	70,974	3.8%	86,432	12,745	3.7%	35,034	3.2%	58,264	8,592	4.4%
Other services	370	*	532	*	234	35	*	110	*	499	74	*

	1,517,542	91.6%	1,684,058	89.6%	2,062,163	304,087	88.1%	976,952	90.0%	1,157,031	170,616	88.1%

*
Less than 0.1%.

The purchase cost of new vehicles is affected by the purchase rebates we receive from the automobile manufacturers. Manufacturers settle the rebates with us by deducting the rebate amounts from the prices payable by us for our subsequent vehicle purchases. Rebates relating to automobiles purchased and sold are deducted from cost of goods sold, while rebates relating to automobiles purchased but still held on the reporting date are deducted from the carrying value of these items so that the cost of inventories is recorded net of applicable rebates. For the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2010, rebates granted to us amounted to approximately RMB94.9 million, RMB128.7 million, RMB151.1 million ($22.3 million) and RMB88.5 million ($13.1 million), respectively.

We expect our cost of goods sold to continue to grow as we expand our dealership network and seek to represent more brands and increase the scope of our new vehicle sales.

Gross Profit and Gross Margin

Gross profit is equal to revenues less cost of goods sold. Gross margin is equal to gross profit divided by revenues. The table below sets forth a breakdown of our gross profit and gross margin by revenue source for the periods indicated:

	Years Ended December 31,							Six Months Ended June 30,
	2007		2008		2009			2009		2010
	Amount	Gross Margin	Amount	Gross Margin	Amount		Gross Margin	Amount	Gross Margin	Amount		Gross Margin
	RMB		RMB		RMB	$		RMB		RMB	$
	(Amounts in thousands, except for percentages)
Gross profit:
New vehicle sales	111,200	7.1%	132,058	7.6%	155,906	22,990	7.3%	55,322	5.5%	79,979	11,794	6.8%
Automobile repair and maintenance service	22,186	29.6%	54,835	43.6%	116,651	17,202	57.4%	48,776	58.2%	71,905	10,603	55.2%
Other services	5,881	94.1%	8,328	94.0%	6,771	998	96.7%	3,943	97.3%	3,906	576	88.7%

	139,267	8.4%	195,221	10.4%	279,328	41,190	11.9%	108,041	10.0%	155,790	22,973	11.9%

The increases in our gross margin from 2007 to 2009 were primarily driven by the increase in revenues from our automobile repair and maintenance service operations as a percentage of total revenues from 4.5% to 8.7%. Our automobile repair and maintenance service operations generally result in higher gross margins relative to our new vehicle sales. We achieved significant growth in gross margin for our automobile repair and maintenance service business in those periods because we enhanced our sales efforts in response to increased market demand and substantially increased our revenues from automobile repair and maintenance service by more fully utilizing our existing capacity. In particular, we included automobile repair and maintenance service sales as a key factor in evaluating the performance of dealership general managers, further incentivizing them to improve the automobile repair and maintenance service sales. After this period of rapid growth, we expect the gross margin for our automobile repair and maintenance service business at our existing dealerships to remain relatively stable going forward. We expect our overall average gross margin to continue to grow as we further expand our higher margin products and services, including the automobile repair and maintenance service business.

Operating Expenses

Our operating expenses consist of selling, marketing and distribution expenses and general and administrative expenses. The following table sets forth our operating expenses for the periods indicated:

	Years Ended December 31,							Six Months Ended June 30,
	2007		2008		2009			2009		2010
	Amount	% of Revenues	Amount	% of Revenues	Amount		% of Revenues	Amount	% of Revenues	Amount		% of Revenues
	RMB		RMB		RMB	$		RMB		RMB	$
	(Amounts in thousands, except for percentages)
Operating expenses:
Selling, marketing and distribution expenses	29,521	1.8%	37,615	2.0%	38,774	5,718	1.7%	16,261	1.5%	21,173	3,122	1.6%
General and administrative expenses	26,794	1.6%	23,320	1.2%	31,851	4,697	1.4%	12,483	1.1%	16,669	2,458	1.3%

Total operating expenses	56,315	3.4%	60,935	3.2%	70,625	10,415	3.0%	28,744	2.6%	37,842	5,580	2.9%

Selling, Marketing and Distribution Expenses.    Our selling, marketing and distribution expenses primarily include salaries and other compensation expenses of employees in vehicle sales and customer service departments, provisions for depreciation of properties used for sales purposes, advertising and promotion expenses, and utilities and rental expenses for dealership premises or underlying lands used in sales activities. Our selling, marketing and distribution expenses remained relatively stable as a percentage of our revenues in the three-year period ended December 31, 2009 and the six-month period ended June 30, 2010. We anticipate such expenses will continue to increase as we expand our dealership network and build our operations in additional regional markets in China, but will remain stable as a percentage of revenues in the near future. In addition, we plan to adopt a share incentive plan prior to the consummation of this offering and our selling, marketing and distribution expenses will increase as a result of our providing share-based compensation to our sales and marketing team.

General and Administrative Expenses.    Our general and administrative expenses consist primarily of salaries and other compensation expenses of management, accounting and administrative personnel, utilities, rental expenses and provision for depreciation of properties or underlying lands used in connection with administrative activities, and professional service fees and other administrative costs not related to the delivery of services. Our general and administrative expenses have increased primarily as a result of our expanding operations and hiring of additional staff to support our growth. Our general and administrative expenses as a percentage of revenues remained relatively stable in the three-year period ended December 31, 2009 and the six-month period ended June 30, 2010. We expect such expenses to continue to increase as our business expands. We will also incur additional costs to meet the requirements of being a public company in the U.S., such as hiring additional staff with experience in U.S. GAAP and SEC reporting requirements and developing internal audit, disclosure control and compliance functions. In addition, we plan to adopt a share incentive plan and our general and administrative expenses will increase as a result of our providing share-based compensation to our management and administrative employees. All of these measures will increase our general and administrative expenses in the periods following this offering.

Interest Expenses

Our interest expenses primarily include interest paid on short-term loans and bills payable, interest on late tax payments and miscellaneous bank charges. For the three years ended December 31, 2007, 2008 and 2009, interest expenses represented 1.3%, 1.8% and 1.4% of our revenues, respectively. We use short-term loans for working capital purposes, including financing our new vehicle purchases. Bills payable are guaranteed by restricted cash and are used to pay for new vehicle purchases as well. During a period of strong vehicle sales, we typically leverage our better liquidity position and use cash proceeds from short-term loans to pay for new vehicle purchases to avoid interest and miscellaneous charges in connection with issuing bills payable. During a period of weak vehicle sales, the average balances of our short-term loans often increase and we also maximize the use of bills payable to finance vehicle purchases, resulting in increased interest expenses. In addition, our interest expense on late tax payments grew significantly in the three-year period ended December 31, 2009 as a result of our underpayment of tax in 2007 and 2008. The PRC tax authorities require us to pay in full all of our outstanding taxes payable, including interest charges on the late payments, by September 2011 according to an agreed upon payment schedule. We intend to pay off this liability by December 2010. See "—Taxation—PRC." We expect our interest expenses to increase as our purchases of and prepayments for new vehicles increase due to the continuing expansion of our business.

Taxation

The Cayman Islands and Hong Kong Special Administrative Region

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. Dividend payments are not subject to withholding tax in the Cayman Islands. There are no other taxes likely to be material to our company levied by the government of the Cayman Islands, except for stamp duties that may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not a party to any double taxation treaties that are applicable to any payments made to or by our company.

Lentuo Hong Kong, our wholly owned subsidiary incorporated in Hong Kong, is subject to Hong Kong corporate income tax of 16.5% on the estimated assessable profits arising in Hong Kong. As a holding company, Lentuo Hong Kong does not have any operations in Hong Kong. Dividend payments are not subject to withholding tax in Hong Kong.

PRC

Pursuant to the PRC EIT law and relevant regulations that were applicable before January 1, 2008, our PRC subsidiary and affiliated entities were generally subject to enterprise income taxes at a statutory rate of 33%. Such income tax rate was reduced to 25% under the current EIT law that became effective on January 1, 2008. The effective tax rate applicable to our operations, which are located entirely in the PRC, was 46% in 2007, 27% in 2008 and 28% in 2009.

Under the EIT law and its implementation rules, dividends, interest, rent, royalties and gains on transfers of property of a foreign-invested enterprise in the PRC payable to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise's jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The Hong Kong

Special Administrative Region, or Hong Kong, where Lentuo Hong Kong, our PRC subsidiary's direct holding company, is incorporated, does have a tax treaty with the PRC. That tax treaty provides that, among other things, dividends payable on equity interests of a PRC company to individuals or entities in Hong Kong are entitled to enjoy a reduced withholding tax rate of 5%, provided that such individuals or entities are deemed as the "beneficial owners" of those dividends as defined under that tax treaty. On October 27, 2009, the State Administration of Taxation, or SAT, promulgated the Circular on How to Understand and Recognize the "Beneficial Owner" in Tax Treaties, or Circular 601. Circular 601 clarifies that a beneficial owner shall be a person engaged in actual operation and this person could be an individual, a company or any other entity. Circular 601 expressly excludes a "conduit company," which is established for the purposes of tax avoidance and dividends transfer and is not engaged in actual operations such as manufacturing, sales and management, from being a beneficial owner. It is still unclear how Circular 601 is implemented by SAT or its local counterparts in practice and whether Lentuo Hong Kong could be recognized as a "beneficial owner." If Lentuo Hong Kong is considered as a non-resident enterprise but not qualified as a beneficial owner, Lentuo Hong Kong will not be entitled to a reduced 5% withholding tax and the 10% withholding tax would be imposed on our dividend income received from our PRC subsidiary. As a result, our net income would be reduced and our operating results would be adversely affected.

Under the EIT law, an enterprise established outside the PRC with its "de facto management body" within the PRC is considered a resident enterprise and will be subject to enterprise income tax at the rate of 25% on its worldwide income. The "de facto management body" is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. Substantially all of our management members are based in the PRC. If the PRC tax authorities subsequently determine that Lentuo International Inc. and Lentuo Hong Kong should be classified as a resident enterprise, then its worldwide income will be subject to income tax at a uniform rate of 25%, which may have a material adverse effect on our financial condition and results of operations. Notwithstanding the foregoing provision, the EIT law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if Lentuo International Inc. and Lentuo Hong Kong are classified as PRC resident enterprises, the dividends received from our PRC subsidiary may be exempted from income tax. However, it remains unclear how the PRC tax authorities would interpret the PRC tax resident treatment of an offshore company, like Lentuo International Inc., having indirect ownership interests in PRC enterprises through intermediary holding vehicles.

For the years ended December 31, 2007 and 2008, we underpaid our PRC income tax, which resulted in an unrecognized tax benefit. See "—Internal Control Over Financial Reporting" and Note 16 to our consolidated financial statements included elsewhere in this prospectus. The relevant PRC tax authorities require us to pay in full all of our outstanding taxes for 2007 and 2008, including interest charges on the late payments, by September 2011 according to an agreed upon payment schedule. We intend to pay off this liability by December 2010. We will use cash generated from our operating activities to pay for the outstanding tax liability and we believe this payment will not have material impact on our financial condition and results of operations.

Critical Accounting Policies

We prepare financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. For further information on our significant accounting policies, see Note 2 to our consolidated financial statements included elsewhere in this prospectus. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

For each of our revenue sources described below, our revenues are recognized only when the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the goods have been delivered or the services have been rendered, (iii) the price or fees are fixed or determinable, and (iv) collectability is reasonably assured.

New vehicle sales.    We and our customer sign an agreement containing the significant terms of sales to evidence that an arrangement exists. Delivery of the automobile is evidenced by the customer's sign-off on an acceptance form upon receipt. The purchase price is fixed or determinable because it is stipulated in the signed sales agreement and no concessions such as discounts, rebates, refunds or other price changes are provided subsequently. For the substantial majority of sales, the customers pay the full purchase price in cash upon delivery of the automobile. We conduct thorough credit checks on customers prior to extending credit to such customers. Some customers obtain loans at market terms through third party financial institutions. We arrange for the customer to pick up the automobile only after the customer's loan application is approved and we typically receive the full payment from the financial institution within two weeks of the delivery date. Financial institutions bear full collection risk and there is no recourse to us in the event a customer defaults on the loan payments. We have not experienced any defaults on payments from financial institutions once a loan application has been approved. Therefore, collectability is considered reasonably assured when a customer's loan application is approved. Accordingly, revenues on new vehicle sales are recognized by us upon delivery of the automobile to the customer, which coincides with when all the conditions required for revenue recognition have been met.

Automobile repair and maintenance service.    Revenues generated from automobile repair and maintenance service are recognized after services have been rendered and accepted by the customer. A work order detailing the services to be provided and the preliminary price estimate is signed by the customer and service representative from us prior to the requested service being performed. When the service has been completed, the customer signs a settlement worksheet as evidence of acceptance of the services provided and the final fees charged for such services which signifies persuasive evidence of an arrangement and performance of services. Fees are considered fixed or determinable because no subsequent concessions such as discounts, rebates, refunds or other price changes are provided subsequent to the customer's acceptance. The majority of automobile repair and maintenance services provided by us are paid in full by the customer upon delivery of the serviced automobile to the customer. We also accept repair work that is paid directly by the customer's insurance company. Collectability is considered reasonably assured as we verify that the service and charges are acceptable under the customer's insurance policy coverage directly with the insurance company prior to performing the work. Lastly, fees charged to suppliers for automobile repair and maintenance services covered by supplier's warranties are based on standard rates billed to customers and insurance companies for such services. Suppliers settle fees charged for warranty-covered services on a monthly basis. Collectability is considered reasonably assured as we deal with only reputable insurance companies and suppliers and, historically, we have not experienced any significant defaults for payment. Based on the above, revenues on automobile repair and maintenance service are recognized upon completion of the requested services and delivery of serviced automobile to the customer, which coincides with when all the conditions required for revenue recognition have been met.

Other services.    Revenues from other services are primarily commission fees that third party insurance firms pay to us for arranging for customers to obtain automobile insurance or that third party financial institutions pay to us for arranging for customers to obtain financing loans, as well as revenues from the provision of automobile leasing services. We are not a party to the insurance or financing contracts, which are solely between the third party insurance company or financial institution and the customer. Persuasive evidence of the arrangement is documented in a contract signed by the third party insurance company or financial institution and us. The commission fees are fixed and non-refundable once received. Payment of the commission fee coincides with the completion of the required service that results in the recognition of revenue. We had limited operations relating to automobile leasing services, which accounted for an insignificant portion of total revenues for all years presented herein. Revenues from the provision of automobile leasing services are recognized ratably over the lease terms in accordance with Accounting Standards Codification, or ASC, 840. All leases have been accounted for as operating leases.

In accordance with ASC sub-topic 605-45, Revenue Recognition: Principal Agent Considerations, we act as the principal in our automobile sales and repair and maintenance transactions with the customers. Accordingly, we record revenues from automobile sales and automobile repair and maintenance services on a gross basis. In all such arrangements, we contract directly with our customers, serve as the primary obligor and assume inventory risk.

In accordance with the relevant tax laws in the PRC, value-added taxes, or VAT, are levied on the invoiced value of sales and are payable by the purchaser. We are required to remit the VAT we collect to the tax authority, but may deduct the VAT we have paid on eligible purchases. The difference between the amounts collected and paid is presented as a VAT recoverable or payable balance on the consolidated balance sheets. We recognize revenues net of VAT.

We are subject to business tax on certain revenues earned in the PRC at an applicable rate of 5%. However, revenues derived from sales of automobiles and automobile repair and maintenance service are not subject to business tax.

Inventories

Inventories, consisting of new automobiles, spare parts and accessories, are stated at the lower of purchased cost net of rebates or market value. Purchase cost is determined by the weighted-average method.

We provide inventory allowances on new automobiles when conditions indicate that the selling price is less than cost due to physical deterioration, usage, obsolescence and reductions in estimated future demand. Spare parts and accessories are reviewed to determine if the inventory quantities are in excess of forecasted usage, or if they have become obsolete. We balance the need to maintain strategic inventory levels with the risk of obsolescence due to varying customer demand levels, although this rarely happens. Unfavorable changes in general market and economic conditions may result in a need for additional inventory reserves that could adversely impact our gross margins.

Our purchase arrangements with certain automobile manufacturers entitle us to receive a specified amount of cash rebates if certain conditions are met during the stated rebate periods. We account for these rebates in accordance with ASC sub-topic 605-50, Revenue Recognition: Customer Payments and Incentives. Rebates that are solely based on conditions that are fixed or can be reasonably estimated, such as volume purchase rebates, are recognized on an accrual basis based on our purchase estimates. For rebates based on achieving a specified cumulative level of purchases, we calculate the amount of rebate based on our actual purchase volume to date from the automobile manufacturer multiplied by the applicable rebate rate for the cumulative purchase level we expect to achieve. As a result, the amount of rebates can vary should our estimate differ from the actual amount of purchases made. We develop our purchase estimates from each automobile manufacturer based on various factors, including historical sales data, market data on expected demand for our products and our historical experience in achieving purchase rebates. Accordingly, a significant decline in market demand for vehicles on which we are eligible to receive purchase rebates could also result in variability in our rebate accrual. Historically we have not experienced any significant variability in our rebate estimates. While the demand for our products have steadily grown during the three years ended December 31, 2009, there is uncertainty as to whether such growth will continue or if the variability in demand for vehicles can be reasonably estimated in the future. Rebate amounts are settled with the respective automobile manufacturers on a quarterly or semi-annual basis and in aggregate amounted to

RMB94.9 million, RMB128.7 million, RMB151.1 million ($22.3 million) and RMB88.5 million ($13.1 million) for the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2010, respectively. Since the terms of our rebate programs with automobile manufacturers have remained relatively unchanged, the methods and assumptions used in our estimates of volume purchase rebate accruals have not changed significantly over the past three fiscal years, and we do not expect them to change in the future. Rebates that are based on subjective factors such as customer satisfaction results or based on the discretion of the automobile manufacturer are recognized only when realized. Rebates relating to vehicles purchased but still held by us as of the balance sheet date are recorded as a reduction to cost of inventories while rebates relating to motor vehicles purchased and sold during the reporting period are recorded as a reduction to cost of goods sold.

Income Taxes

Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. We make assumptions, judgments and estimates in the recognition and measurement of a tax position taken or expected to be taken in a tax return. These judgments, assumptions and estimates take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts of unrecognized, uncertain tax positions, if any, provided or to be provided for in our consolidated financial statements.

We follow the liability method of accounting for income taxes in accordance with ASC topic 740, or ASC 740, Income Taxes. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities, net operating loss carry forwards, and credits, using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant tax authorities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Effective January 1, 2007, we adopted ASC 740 to account for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position must meet before being recognized in the financial statements. The cumulative effects of applying ASC 740, if any, is recorded as an adjustment to retained earnings as of the beginning of the period of adoption.

We classify interest and/or penalties related to unrecognized tax benefits as interest expenses and other expenses, respectively. Our estimated liability for unrecognized tax benefits and the related interest and penalties are periodically assessed for adequacy and may be affected by changing interpretation of laws, rulings by tax authorities, certain changes and/or developments with respect to our tax audits, and expiration of the statute of limitations.

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal controls over financial reporting. However, in connection with the audit of our consolidated financial statements for the years ended December 31, 2007, 2008 and 2009, we and our independent registered public accounting firm identified two material weaknesses and certain significant deficiencies in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. The two material weaknesses identified were: (i) insufficient personnel with U.S. GAAP expertise in the preparation of the financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements and (ii) lack of an effective independent oversight function to prevent and detect misstatements in financial statements. The significant deficiencies identified include our ineffective controls over preparation of tax returns, which resulted in an understatement of revenues and overstatement of cost of goods sold in our tax returns for 2007 and 2008. See "Risk Factors—Risks Related to our Business and Industry—In the course of auditing our consolidated financial statements for the years ended December 31, 2007, 2008 and 2009, we and our independent auditors noted two material weaknesses and two significant deficiencies in our internal control over financial reporting. We may incur additional costs in implementing measures to address such weakness and deficiencies. If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence in our reported financial information and the market price of our ADSs may be materially and adversely affected."

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting as we and they will be required to do once we become a public company. It is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies and weaknesses may have been identified.

We are in the process of implementing a number of measures to address the weaknesses and deficiencies that have been identified. We added to our management team a chief financial officer with U.S. publicly listed company reporting experience and knowledge in U.S. GAAP in July 2010. We plan to hire additional accounting personnel with requisite experience in U.S. GAAP and SEC reporting requirements and strong analytical skills and provide regular training to our accounting personnel that covers a broad range of financial reporting and tax accounting topics. We are developing a comprehensive manual with detailed step-by-step guidance on accounting policies and procedures and will continue to update the manual as needed. We will also implement formal controls for the tax preparation process to ensure there is no discrepancy between financial reporting and tax reporting. In addition, we are in the process of developing a set of corporate governance rules and functions, including establishing an audit committee that will consist solely of independent directors and will oversee our financial reporting process and the implementation of internal control policies and procedures.

Upon the completion of this offering, we will become a public company in the United States that will be subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2011. In addition, assuming certain requirements under Section 404 are met, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is adverse if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

During the course of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404, we may identify other deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could harm our operating results and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting, regulatory investigations and civil or criminal sanctions.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results presented below are not necessarily indicative of the results for any future periods.

	Years Ended December 31,				Six Months Ended June 30,
	2007	2008	2009		2009	2010
	RMB	RMB	RMB	$	RMB	RMB	$
	(Amounts in thousands, except for percentages)
Revenues:
New vehicle sales	1,575,666	1,744,610	2,131,403	314,297	997,130	1,178,247	173,744
Automobile repair and maintenance service	74,892	125,809	203,083	29,947	83,810	130,169	19,195
Other services	6,251	8,860	7,005	1,033	4,053	4,405	650

	1,656,809	1,879,279	2,341,491	345,277	1,084,993	1,312,821	193,589

Cost of goods sold:
New vehicle sales	(1,464,466)	(1,612,552)	(1,975,497)	(291,307)	(941,808)	(1,098,268)	(161,950)
Automobile repair and maintenance service	(52,706)	(70,974)	(86,432)	(12,745)	(35,034)	(58,264)	(8,592)
Other services	(370)	(532)	(234)	(35)	(110)	(499)	(74)

	(1,517,542)	(1,684,058)	(2,062,163)	(304,087)	(976,952)	(1,157,031)	(170,616)

Gross profit	139,267	195,221	279,328	41,190	108,041	155,790	22,973

Operating expenses:
Selling, marketing and distribution expenses	(29,521)	(37,615)	(38,774)	(5,718)	(16,261)	(21,173)	(3,122)
General and administrative expenses	(26,794)	(23,320)	(31,851)	(4,697)	(12,483)	(16,669)	(2,458)

Total operating expenses	(56,315)	(60,935)	(70,625)	(10,415)	(28,744)	(37,842)	(5,580)

Operating income	82,952	134,286	208,703	30,775	79,297	117,948	17,393
Interest income	2,753	2,278	2,392	353	2,219	227	33
Interest expenses	(21,403)	(33,435)	(33,288)	(4,909)	(13,078)	(23,697)	(3,494)
Exchange loss	—	—	—	—	—	(513)	(76)
Other income/(expense), net	(51)	1,179	1,394	206	873	286	42

Income before income tax expenses	64,251	104,308	179,201	26,425	69,311	94,251	13,898
Income tax expenses	(29,654)	(27,806)	(50,039)	(7,379)	(19,401)	(26,864)	(3,961)

Income from continuing operations	34,597	76,502	129,162	19,046	49,910	67,387	9,937
(Loss) income from discontinued operations(1)	(50)	23	(433)	(64)	16	—	—

Net income	34,547	76,525	128,729	18,982	49,926	67,387	9,937

(1)
In November 2009, we disposed Lentuo Tonghe Advertising Co., Ltd., a company engaged in automobile advertising and promotion-related services. The results of operations of Lentuo Tonghe Advertising Co., Ltd. have been classified as discontinued operations in our historical consolidated financial statements.

Six Months Ended June 30, 2010 Compared to Six Months Ended June 30, 2009

Revenues.    Our revenues increased by 21.0%, or RMB227.8 million ($33.6 million), to RMB1,312.8 million ($193.6 million) in the six months ended June 30, 2010 from RMB1,085.0 million in the six months ended

June 30, 2009. This increase was primarily attributable to an increase in revenues from new vehicle sales and, to a lesser extent, an increase in revenues from automobile repair and maintenance service operations. Our revenues from new vehicle sales increased by 18.2%, or RMB181.1 million ($26.7 million), to RMB1,178.2 million ($173.7 million) in the six months ended June 30, 2010 from RMB997.1 million in the six months ended June 30, 2009. This increase was primarily attributable to a 24.5% increase in the average selling price of our new vehicles to RMB168,009 ($24,775) in the first six months of 2010 from RMB134,948 in the same period of 2009, primarily due to an increase in sales prices for several popular models that were in short supply and an increase of higher-priced models in our vehicle mix sold in the first six months of 2010. Such increase was partially offset by a decrease in our sales volume to 7,013 units in the first six months of 2010 from 7,348 units in the same period of 2009, representing a decrease of 4.6%, primarily due to the allocation by the manufacturers of the limited supply of vehicles over a greater number of dealerships as market demand for these models substantially increased in the first half of 2010. Our revenues from automobile repair and maintenance service increased by 55.3%, or RMB46.4 million ($6.8 million), to RMB130.2 million ($19.2 million) in the six months ended June 30, 2010 from RMB83.8 million in the six months ended June 30, 2009. This significant increase was attributable to our continuing enhanced sales efforts in response to increased market demand for automobile repair and maintenance services, which resulted in the number of vehicles serviced at our dealerships increasing by 32.5% to 61,680 units in the first half of 2010 from 46,560 units in the same period of 2009.

Cost of Goods Sold.    Our cost of goods sold increased by 18.4%, or RMB180.1 million ($26.6 million), to RMB1,157.0 million ($170.6 million) in the six months ended June 30, 2010 from RMB977.0 million in the six months ended June 30, 2009. The increase, primarily due to our increased purchases of new vehicles and spare parts, was in line with the increase of our revenues during the same period and consistent with the continued expansion of our business. Cost of goods sold attributable to our new vehicle sales increased by 16.6%, or RMB156.5 million ($23.1 million), to RMB1,098.3 million ($162.0 million) in the first six months of 2010 from RMB941.8 million in the same period of 2009. Cost of goods sold attributable to our automobile repair and maintenance service operations increased by 66.3%, or RMB23.2 million ($3.5 million), to RMB58.3 million ($8.6 million) in the first six months of 2010 from RMB35.0 million in the same period of 2009.

Gross Profit.    Our gross profit increased by 44.2%, or RMB47.7 million ($7.0 million), to RMB155.8 million ($23.0 million) in the six months ended June 30, 2010 from RMB108.0 million in the six months ended June 30, 2009. Our gross margin increased to 11.9% in the first six months of 2010 from 10.0% in the same period of 2009. The increases in gross profit and gross margin were primarily attributable to the increase of revenues from the higher margin automobile repair and maintenance service as a percentage of our total revenues, which grew to 9.9% in the first six months of 2010 from 7.7% in the same period of 2009. The gross margin of our automobile repair and maintenance service operations, however, decreased slightly to 55.2% in the first six months of 2010 from 58.2% in the same period of 2009, primarily due to the service discounts we offered in 2010 as part of our efforts to attract customers. We expect the gross margin of our automobile repair and maintenance service to remain stable at the current level for the foreseeable future, which we believe is still higher than the industry average. The gross margin of our new vehicle sales increased to 6.8% in the first six months of 2010 from 5.5% in the same period of 2009 primarily attributable to an increase in sales prices for several popular models that were in short supply and an increase of higher-margin models in our vehicle mix sold in the first six months of 2010.

Operating Expenses.    Our operating expenses increased by 31.7%, or RMB9.0 million ($1.3 million), to RMB37.8 million ($5.6 million) in the six months ended June 30, 2010 from RMB28.7 million in the six months ended June 30, 2009.

Selling, Marketing and Distribution Expenses.    Our selling, marketing and distribution expenses increased by 30.2%, or RMB4.9 million ($0.7 million), to RMB21.2 million ($3.1 million) in the six months ended June 30, 2010 from RMB16.3 million in the six months ended June 30, 2009. This increase was primarily due to an increase of RMB2.3 million ($0.3 million) in performance-based compensation paid to sales personnel as a result of our improved sales performance.

General and Administrative Expenses.    Our general and administrative expenses increased by 33.5%, or RMB4.2 million ($0.6 million), to RMB16.7 million ($2.5 million) in the six months ended June 30, 2010 from RMB12.5 million in the six months ended June 30, 2009. This increase was primarily due to an increase of RMB3.3 million ($0.5 million) in performance-based compensation paid to our employees as a result of our overall improved performance.

Operating Income.    As a result of the foregoing, our operating income increased significantly by 48.7%, or RMB38.7 million ($5.7 million), to RMB117.9 million ($17.4 million) in the six months ended June 30, 2010 from RMB79.3 million in the six months ended June 30, 2009.

Interest Expenses.    Our interest expenses increased by 81.2%, or RMB10.6 million ($1.6 million), to RMB23.7 million ($3.5 million) in the six months ended June 30, 2010 from RMB13.1 million in the six months ended June 30, 2009. This increase was primarily due to a RMB7.9 million ($1.2 million) increase in interest expenses on short-term loans as a result of increased short-term loan balances and an increase of RMB1.6 million ($0.2 million) in interest charges on our outstanding tax liability for 2007 and 2008.

Income Tax Expenses.    Our income tax expenses increased by 38.5%, or RMB7.5 million ($1.1 million), to RMB26.9 million ($4.0 million) in the six months ended June 30, 2010 from RMB19.4 million in the six months ended June 30, 2009. This increase was in line with the increase of our taxable income in the period.

Net Income.    Primarily as a result of the foregoing, our net income increased by 35.0%, or RMB17.5 million ($2.6 million), to RMB67.4 million ($10.0 million) in the six months ended June 30, 2010 from RMB50.0 million in the six months ended June 30, 2009. Our net margin increased to 5.1% in the first six months of 2009 from 4.6% in the same period of 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues.    Our revenues increased by 24.6%, or RMB462.2 million ($68.2 million), to RMB2,341.5 million ($345.3 million) in the year ended December 31, 2009 from RMB1,879.3 million in the year ended December 31, 2008. This increase was primarily attributable to an increase in revenues from new vehicle sales and, to a lesser extent, an increase in revenues from automobile repair and maintenance service operations.

Our revenues from new vehicle sales increased by 22.2%, or RMB386.8 million ($57.0 million), to RMB2,131.4 million ($314.3 million) in the year ended December 31, 2009 from RMB1,744.6 million in the year ended December 31, 2008. This increase was primarily attributable to an increase in our sales volume to 15,047 units in 2009 from 11,689 units in 2008, representing an increase of 28.7%, as a result of increased market demand. Such increase was partially offset by a 5.1% decrease in the average selling price of our new vehicles to RMB141,650 ($20,888) in 2009 from RMB149,252 in 2008, primarily due to an increase of lower-priced models in our vehicle mix sold in 2009. Our revenues from automobile repair and maintenance service increased by 61.4%, or RMB77.3 million ($11.4 million), to RMB203.1 million ($29.9 million) in the year ended December 31, 2009 from RMB125.8 million in the year ended December 31, 2008. This significant increase was attributable to our continuing enhanced sales efforts in response to increased market demand for automobile repair and maintenance services. As a result of such efforts, the number of vehicles serviced at our dealerships increased by 17.9% to approximately 101,600 units in 2009 from approximately 86,200 units in 2008. Our revenues from other services decreased by 20.9%, or RMB1.9 million ($0.3 million), to RMB7.0 million ($1.0 million) in the year ended December 31, 2009 from RMB8.9 million in the year ended December 31, 2008.

Cost of Goods Sold.    Our cost of goods sold increased by 22.5%, or RMB378.1 million ($55.8 million), to RMB2,062.2 million ($304.1 million) in the year ended December 31, 2009 from RMB1,684.1 million in the year ended December 31, 2008. The increase, primarily due to our increased purchases of new vehicles and spare parts, was in line with the increase of our revenues during the same period and consistent with the continued expansion of our business. Cost of goods sold attributable to our new vehicle sales increased by 22.5%, or RMB362.9 million ($53.5 million), to RMB1,975.5 million ($291.3 million) in the year ended December 31,

2009 from RMB1,612.6 million in the year ended December 31, 2008. Cost of goods sold attributable to our automobile repair and maintenance service operations increased by 21.8%, or RMB15.5 million ($2.3 million), to RMB86.4 million ($12.7 million) in the year ended December 31, 2009 from RMB71.0 million in the year ended December 31, 2008.

Gross Profit.    Our gross profit increased by 43.1%, or RMB84.1 million ($12.4 million), to RMB279.3 million ($41.2 million) in the year ended December 31, 2009 from RMB195.2 million in the year ended December 31, 2008. Our gross margin increased to 11.9% in 2009 from 10.4% in 2008. The increases in gross profit and gross margin were primarily attributable to the increase of revenues from the higher margin automobile repair and maintenance service operations as a percentage of our total revenues. The gross margin of our automobile repair and maintenance service operations increased significantly to 57.4% in 2009 from 43.6% in 2008 primarily because we enhanced our sales efforts in response to increased market demand and substantially increased our revenues from automobile repair and maintenance service by better utilizing our existing capacity. The gross margin of our new vehicle sales remained stable with a slight decrease to 7.3% in 2009 from 7.6% in 2008.

Operating Expenses.    Our operating expenses increased by 15.9%, or RMB9.7 million ($1.4 million), to RMB70.6 million ($10.4 million) in the year ended December 31, 2009 from RMB60.9 million in the year ended December 31, 2008.

Selling, Marketing and Distribution Expenses.    Our selling, marketing and distribution expenses increased by 3.1%, or RMB1.2 million ($0.2 million), to RMB38.8 million ($5.7 million) in the year ended December 31, 2009 from RMB37.6 million in the year ended December 31, 2008. This increase was primarily due to an increase of RMB1.4 million ($0.2 million) in depreciation of new vehicles we purchased for customer test drive purposes and an increase of RMB1.2 million ($0.2 million) in performance-based compensation paid to sales personnel as a result of our improved sales performance. Such increase was partially offset by a decrease of RMB1.1 million ($0.2 million) in advertising and promotion expense from 2008. Our advertising and promotion expense was higher in 2008 primarily due to advertising expenses relating to the 2008 Beijing Olympic Games.

General and Administrative Expenses.    Our general and administrative expenses increased by 36.6%, or RMB8.5 million ($1.3 million), to RMB31.9 million ($4.7 million) in the year ended December 31, 2009 from RMB23.3 million in the year ended December 31, 2008. This increase was primarily due to an increase of RMB3.0 million ($0.4 million) in performance-based compensation paid to our employees as a result of our overall improved performance and an increase of RMB5.0 million ($0.7 million) in expenses related to our reorganization in 2009.

Operating Income.    As a result of the foregoing, our operating income increased significantly by 55.4%, or RMB74.4 million ($11.0 million), to RMB208.7 million ($30.8 million) in the year ended December 31, 2009 from RMB134.3 million in the year ended December 31, 2008.

Interest Expenses.    Our interest expenses decreased by 0.4%, or RMB0.1 million ($15,000), to RMB33.3 million ($4.9 million) in the year ended December 31, 2009 from RMB33.4 million in the year ended December 31, 2008. This decrease was primarily due to a RMB10.0 million ($1.5 million) decrease in interest payments in connection with bills payable as we decreased our use of bills payable to pay for new vehicle purchases in 2009. Such decrease in our interest expenses was partially offset by an increase of RMB8.1 million ($1.2 million) in interest charges on our outstanding tax liability for 2007 and 2008 and an increase of RMB1.4 million ($0.2 million) in miscellaneous bank charges.

Income Tax Expenses.    Our income tax expenses increased by 80.0%, or RMB22.2 million ($3.3 million), to RMB50.0 million ($7.4 million) in the year ended December 31, 2009 from RMB27.8 million in the year ended December 31, 2008. This significant increase was in line with the substantial increase of our taxable income in the period.

Net Income.    Primarily as a result of the foregoing, our net income increased by 68.2%, or RMB52.2 million ($7.7 million), to RMB128.7 million ($19.0 million) in the year ended December 31, 2009 from

RMB76.5 million in the year ended December 31, 2008. Our net margin increased to 5.5% in 2009 from 4.1% in 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues.    Our revenues increased by 13.4%, or RMB222.5 million, to RMB1,879.3 million in the year ended December 31, 2008 from RMB1,656.8 million in the year ended December 31, 2007. This increase was primarily attributable to an increase in revenues from new vehicle sales and, to a lesser extent, an increase in revenues from our automobile repair and maintenance service operations.

Our revenues from new vehicle sales increased by 10.7%, or RMB168.9 million, to RMB1,744.6 million in the year ended December 31, 2008 from RMB1,575.7 million in the year ended December 31, 2007. This increase was primarily attributable to a 21.4% increase in the average selling price of our new vehicles to RMB149,252 in 2008 from RMB122,916 in 2007, and was partially offset by an 8.8% decrease in our new vehicle sales volume. The increase of the average selling price in 2008 was primarily attributable to an increase of higher-priced models in our vehicle mix sold in 2008. Our total new vehicle sales volume decreased to 11,689 units in 2008 from 12,819 units in 2007, primarily because we registered sales of over 3,000 units to taxi companies in 2007 as part of Beijing municipal government's campaign for replacing aged taxi cars prior to the 2008 Beijing Olympic Games and did not record similar sales in 2008.

Our revenues from automobile repair and maintenance service increased by 68.0%, or RMB50.9 million, to RMB125.8 million in the year ended December 31, 2008 from RMB74.9 million in the year ended December 31, 2007. This significant increase was attributable to our enhanced sales efforts in response to increased market demand for automobile repair and maintenance services. As a result of such efforts, the number of vehicles serviced at our dealerships increased by 29.4% to approximately 86,200 units in 2008 from approximately 66,600 units in 2007. Our revenues from other services increased by 41.7%, or RMB2.6 million, to RMB8.9 million in the year ended December 31, 2008 from RMB6.3 million in the year ended December 31, 2007.

Cost of Goods Sold.    Our cost of goods sold increased by 11.0%, or RMB166.6 million, to RMB1,684.1 million in the year ended December 31, 2008 from RMB1,517.5 million in the year ended December 31, 2007. The increase, primarily due to our increased purchases of new vehicles and spare parts, was in line with the increase of our revenues during the same period and consistent with the continued expansion of our business. Cost of goods sold attributable to our new vehicle sales increased by 10.1%, or RMB148.1 million, to RMB1,612.6 million in the year ended December 31, 2008 from RMB1,464.5 million in the year ended December 31, 2007. Cost of goods sold attributable to our automobile repair and maintenance service operations increased by 34.7%, or RMB18.3 million, to RMB71.0 million in the year ended December 31, 2008 from RMB52.7 million in the year ended December 31, 2007.

Gross Profit.    Our gross profit increased by 40.2%, or RMB55.9 million, to RMB195.2 million in the year ended December 31, 2008 from RMB139.3 million in the year ended December 31, 2007. Our gross margin increased to 10.4% in 2008 from 8.4% in 2007. The increase in gross profit and gross margin was primarily attributable to the increase of revenues from the higher margin automobile repair and maintenance service as a percentage of our total revenues. The gross margin of our automobile repair and maintenance service increased significantly to 43.6% in 2008 from 29.6% in 2007, primarily because we enhanced our sales efforts in response to increased market demand and substantially increased our revenues from automobile repair and maintenance service by better utilizing our existing capacity. The gross margin of our new vehicle sales increased to 7.6% in 2008 from 7.1% in 2007.

Operating Expenses.    Our operating expenses increased by 8.2%, or RMB4.6 million, to RMB60.9 million in the year ended December 31, 2008 from RMB56.3 million in the year ended December 31, 2007.

Selling, Marketing and Distribution Expenses.    Our selling, marketing and distribution expenses increased by 27.4%, or RMB8.1 million, to RMB37.6 million in the year ended December 31, 2008 from RMB29.5 million in the year ended December 31, 2007. This increase was primarily due to an increase of RMB3.6 million in advertising and promotion expense we incurred in connection with the 2008 Beijing Olympic Games and an increase of RMB1.4 million in depreciation of new vehicles we purchased for customer test drive purposes.

General and Administrative Expenses.    Our general and administrative expenses decreased by 13.0%, or RMB3.5 million, to RMB23.3 million in the year ended December 31, 2008 from RMB26.8 million in the year ended December 31, 2007. This decrease was primarily due to a decrease of RMB2.0 million in salary expense for administrative staff as a result of reduced working hours during the 2008 Beijing Olympic Games.

Operating Income.    As a result of the foregoing, our operating income increased significantly by 61.9%, or RMB51.3 million, to RMB134.3 million in the year ended December 31, 2008 from RMB83.0 million in the year ended December 31, 2007.

Interest Expenses.    Our interest expenses increased by 56.2%, or RMB12.0 million, to RMB33.4 million in the year ended December 31, 2008 from RMB21.4 million in the year ended December 31, 2007. This significant increase was primarily due to an increase of RMB7.7 million in interest payments in connection with our increased average short-term loan balances and our increased use of bills payable in 2008 to pay for new vehicle purchases. To a lesser extent, the increase in interest expenses was due to an increase of RMB3.9 million in interest charges on our outstanding tax liability for 2007 and 2008.

Income Tax Expenses.    Our income tax expenses decreased by 6.2%, or RMB1.9 million, to RMB27.8 million in the year ended December 31, 2008 from RMB29.7 million in the year ended December 31, 2007. This decrease was attributable to a decrease in our effective tax rate from 46% in 2007 to 27% in 2008 as a result of the EIT law that became effective in 2008.

Net Income.    Primarily as a result of the foregoing, our net income increased by 121.5%, or RMB42.0 million, to RMB76.5 million in the year ended December 31, 2008 from RMB34.5 million in the year ended December 31, 2007. Our net margin increased to 4.1% in 2008 from 2.1% in 2007.

Discussion of Segment Operations

In our management's view, we currently operate through six operating segments corresponding to different dealerships that offer and service six different brands of vehicles, including Audi, FAW-Volkswagen, FAW-Mazda, Toyota, Shanghai-Volkswagen and Chang An-Mazda. Revenues from the Audi, FAW-Volkswagen and FAW-Mazda dealerships accounted for 77.0%, 75.5% and 75.8% of our total revenues in 2008, 2009 and the first half of 2010, respectively. Income from continuing operations from these three dealerships accounted for 83.6%, 85.0% and 98.6% of our total net income in 2008, 2009 and the first half of 2010, respectively.

The table below sets forth our revenues, gross profit and income from continuing operations at our three largest dealerships for the periods indicated, followed by a discussion of the key components of results of operations for each of these dealerships. We omit the discussion of cost of goods sold and operating expenses below because the cost of goods sold generally follows the trends of revenues at these dealerships and the operating expenses remain relatively stable as a percentage of the revenues from these dealerships. Both cost of goods sold and operating expenses are not major factors that affect the operating results of our dealerships.

	Years Ended December 31,				Six Months Ended June 30,
	2007	2008	2009		2009	2010
	RMB	RMB	RMB	$	RMB	RMB	$
	(Amounts in thousands)
Revenues:
Audi:
New vehicle sales	437,132	584,665	635,360	93,690	289,231	391,404	57,716
Automobile repair and maintenance service	33,617	55,707	93,820	13,835	39,917	54,698	8,066
Other services	21	601	774	114	7	780	115

Total	470,770	640,973	729,954	107,639	329,155	446,882	65,897

FAW-Volkswagen:
New vehicle sales	581,602	466,917	620,956	91,566	318,136	293,882	43,336
Automobile repair and maintenance service	9,450	15,388	21,649	3,192	8,704	14,519	2,141
Other services	969	916	336	50	258	743	110

Total	592,021	483,221	642,941	94,808	327,098	309,144	45,587

FAW-Mazda:
New vehicle sales	252,544	302,221	358,933	52,928	167,071	214,762	31,669
Automobile repair and maintenance service	10,140	19,857	34,472	5,083	14,826	23,686	3,493
Other services	33	336	331	49	51	662	98

Total	262,717	322,414	393,736	58,060	181,948	239,110	35,260

Gross profit:
Audi:
New vehicle sales	45,096	41,608	57,495	8,478	14,754	43,601	6,428
Automobile repair and maintenance service	10,023	25,180	60,266	8,887	25,465	30,361	4,477
Other services	15	601	774	114	7	779	115

Total	55,134	67,389	118,535	17,479	40,226	74,741	11,020

FAW-Volkswagen:
New vehicle sales	33,928	33,206	50,423	7,435	23,804	25,931	3,824
Automobile repair and maintenance service	3,521	7,024	10,468	1,543	4,147	8,739	1,289
Other services	913	916	336	50	258	703	104

Total	38,362	41,146	61,227	9,028	28,209	35,373	5,217

FAW-Mazda:
New vehicle sales	21,959	26,371	12,070	1,779	(521)	5,563	821
Automobile repair and maintenance service	4,487	9,748	20,452	3,016	9,121	15,745	2,322
Other services	31	336	331	49	51	641	95

Total	26,477	36,455	32,853	4,844	8,651	21,949	3,238

Income from continuing operations:
Audi	17,863	23,670	61,115	9,012	20,471	38,667	5,702
FAW-Volkswagen	17,586	23,451	35,181	5,188	17,916	18,448	2,720
FAW-Mazda	9,986	16,813	13,548	1,998	1,037	9,349	1,379

Six Months Ended June 30, 2009 Compared to Six Months Ended June 30, 2010

Revenues.    Revenues at the Audi dealership increased by 35.8% from the six months ended June 30, 2009 to the six months ended June 30, 2010, driven primarily by a 35.3% increase in revenues from new vehicle sales and a 37.0% increase in revenues from automobile repair and maintenance service operations. The increase in revenues from new vehicle sales was primarily attributable to an increase in our sales volume to 905 units in the first half of 2010 from 737 units in the same period of 2009 as a result of increased market demand for the Audi models, and an increase in the average selling price of our new vehicles to RMB432,491 ($63,775) in 2010 from RMB392,444 in 2009 as a result of an increase of higher-priced models in our vehicle mix sold in 2010. The increase in revenues from automobile repair and maintenance service was primarily attributable to our enhanced sales efforts, as described in the discussion of our consolidated results of operations for the six months ended June 30, 2010. As a result of such efforts, the number of vehicles serviced at the Audi dealership increased by 41.4% to approximately 12,160 units in the first half of 2010 from approximately 8,600 units in the same period of 2009.

Revenues at the FAW-Volkswagen dealership decreased by 5.5% from the six months ended June 30, 2009 to the six months ended June 30, 2010, driven primarily by a 7.6% decrease in revenues from new vehicle sales, which was partially offset by a 66.8% increase in revenues from automobile repair and maintenance service operations. The decrease in revenues from new vehicle sales resulted from a decrease in our sales volume to 2,712 units in the first half of 2010 from 3,595 units in the same period of 2009, primarily because the manufacturer's limited production capacity failed to meet the substantially increased customer orders for certain popular models in the first half of 2010 and required the manufacturers to allocate the supply among a greater number of dealers. The decrease in new vehicle sales volumes was offset by an increase in the average selling price of our new vehicles to RMB108,364 ($15,979) in 2010 from RMB88,494 in 2009, as a result of an increase in sales prices for several popular models that were in short supply and an increase of higher-priced models in our vehicle mix sold in the first half of 2010. The increase in revenues from automobile repair and maintenance service was primarily attributable to our enhanced sales efforts, as described in the discussion of our consolidated results of operations for the six months ended June 30, 2010. As a result of such efforts, the number of vehicles serviced at the FAW-Volkswagen dealership increased by 30.6% to approximately 11,860 units in the first half of 2010 from approximately 9,080 units in the same period of 2009.

Revenues at the FAW-Mazda dealership increased by 31.4% from the six months ended June 30, 2009 to the six months ended June 30, 2010, driven primarily by a 28.5% increase in revenues from new vehicle sales and a 59.8% increase in revenues from automobile repair and maintenance service operations. The increase in revenues from new vehicle sales was primarily attributable to an increase in our sales volume to 1,422 units in the first half of 2010 from 1,201 units in the same period of 2009 as a result of increased market demand for newly introduced Mazda models, and an increase in the average selling price of our new vehicles to RMB151,028 ($22,271) in 2010 from RMB139,110 in 2009 as a result of the inclusion of certain higher-priced new models in our vehicle mix sold in 2010. The increase in revenues from automobile repair and maintenance service was primarily attributable to our enhanced sales efforts, as described in the discussion of our consolidated results of operations for the six months ended June 30, 2010. As a result of such efforts, the number of vehicles serviced at the FAW-Mazda dealership increased by 28.9% to approximately 9,800 units in the first half of 2010 from approximately 7,600 units in the same period of 2009.

Gross Profit and Gross Margin.    Gross profit at the Audi, FAW-Volkswagen and FAW-Mazda dealerships increased by 85.8%, 25.4% and 153.7% from the six months ended June 30, 2009 to the six months ended June 30, 2010, respectively, all primarily driven by the increase of revenues from the higher margin automobile repair and maintenance service as a percentage of the total revenues at each of these dealerships. As a result, during the same period, the gross margin increased from 12.2% to 16.7% at the Audi dealership, from 8.6% to 11.4% at the FAW-Volkswagen dealership and from 4.8% to 9.2% at the FAW-Mazda dealership. Compared with our mid-line brand dealerships, the gross margin of our Audi dealership is typically higher because its product and service offerings consist mainly of higher-priced and higher margin luxury vehicles and related repair and maintenance services. One exception to the overall trend described above is that the gross margin of automobile repair and maintenance service operations at the Audi dealership decreased to 55.5% in the first half of 2010 from 63.8% in the same period of 2009, primarily because we initiated service discounts at this dealership as part of our marketing efforts to attract customers in 2010.

Gross profit at the FAW-Volkswagen dealership experienced modest growth in the first half of 2010 primarily because the revenue increase from the higher margin automobile repair and maintenance service was substantially offset by the revenue decrease from new vehicle sales at the FAW-Volkswagen dealership, resulting from the supply shortage on certain popular models as discussed above.

Gross profit at the FAW-Mazda dealership experienced more significant growth from the first six months of 2009 to the first six months of 2010 primarily because of the combined effects of (i) its new vehicle sales operations being loss-making in the first half of 2009 as a result of the manufacturer's price reductions on certain major models in response to increased competition for such models, thereby providing a lower basis for comparison and (ii) the introduction by the manufacturer of certain popular, higher-priced new models in late 2009 that drove significant growth in both revenues and gross profit from new vehicle sales in the first half of 2010.

Income from Continuing Operations.    Primarily as a result of the factors affecting revenues and gross profit discussed above, income from continuing operations at the Audi, FAW-Volkswagen and FAW-Mazda dealerships increased by 88.9%, 3.0% and 801.5%, respectively, from the six months ended June 30, 2009 to the six months ended June 30, 2010.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues.    Revenues at the Audi dealership increased by 13.9% from 2008 to 2009, driven primarily by a 8.7% increase in revenues from new vehicle sales and a 68.4% increase in revenues from automobile repair and maintenance service operations. The increase in revenues from new vehicle sales was primarily attributable to an increase in our sales volume to 1,580 units in 2009 from 1,469 units in 2008 as a result of increased market demand for Audi models. The increase in revenues from automobile repair and maintenance service was primarily attributable to our enhanced sales efforts, as described in the discussion of our consolidated results of operations for the year ended December 31, 2009. As a result of such efforts, the number of vehicles serviced at the Audi dealership increased by 15.8% to approximately 19,100 units in 2009 from approximately 16,500 units in 2008.

Revenues at the FAW-Volkswagen dealership increased by 33.1% from 2008 to 2009, driven primarily by a 33.0% increase in revenues from new vehicle sales and a 40.7% increase in revenues from automobile repair and maintenance service operations. The increase in revenues from new vehicle sales was primarily attributable to an increase in our sales volume to 6,791 units in 2009 from 5,336 units in 2008 as a result of increased market demand for FAW-Volkswagen models. The increase in revenues from automobile repair and maintenance service was primarily attributable to our enhanced sales efforts, as described in the discussion of our consolidated results of operations for the year ended December 31, 2009. As a result of such efforts, the number of vehicles serviced at the FAW-Volkswagen dealership increased by 23.8% to approximately 19,800 units in 2009 from approximately 16,000 units in 2008.

Revenues at the FAW-Mazda dealership increased by 22.1% from 2008 to 2009, driven primarily by a 18.8% increase in revenues from new vehicle sales and a 73.6% increase in revenues from automobile repair and maintenance service operations. The increase in revenues from new vehicle sales was primarily attributable to an increase in our sales volume to 2,476 units in 2009 from 2,025 units in 2008 as a result of the enhanced promotional discounts initiated by the manufacturer on certain major Mazda models, which drove up the market demand. The increase in revenues from automobile repair and maintenance service was primarily attributable to our enhanced sales efforts, as described in the discussion of our consolidated results of operations for the year ended December 31, 2009. As a result of such efforts, the number of vehicles serviced at the FAW-Mazda dealership increased by 15.4% to approximately 16,500 units in 2009 from approximately 14,300 units in 2008.

Gross Profit and Gross Margin.    Gross profit at the Audi dealership increased by 75.9% from 2008 to 2009, and gross profit at the FAW-Volkswagen dealership increased by 48.9% from 2008 to 2009, both primarily driven by the increase of revenues from the higher margin automobile repair and maintenance service as a percentage of the total revenues at each of these dealerships. As a result, gross margin at the Audi dealership increased to 16.2% in 2009 from 10.5% in 2008, and gross margin at the FAW-Volkswagen dealership increased to 9.5% in 2009 from 8.5% in 2008. Gross profit at the Audi dealership grew at a faster rate compared to the FAW-Volkswagen dealership primarily because (i) the 68.4% revenue increase of the higher margin automobile repair and maintenance service at the Audi dealership was more substantial than the 40.7% revenue increase of the same revenue source at the FAW-Volkswagen dealership in 2009 and (ii) the higher margin automobile repair and maintenance service accounted for 12.9% of the total revenues at the Audi dealership in 2009, compared to 3.4% at the FAW-Volkswagen dealership. We believe such differences are attributable to the fact that customers of luxury vehicles at the Audi dealerships are willing to pay premiums and service their vehicles in the franchise dealership, whereas customers of mid-line or economical vehicles at the FAW-Volkswagen dealership tend to be price-sensitive and, compared to customers of luxury vehicles, are more likely to service their vehicles elsewhere.

Gross profit at the FAW-Mazda dealership decreased by 9.9% from 2008 to 2009 and its gross margin decreased to 8.3% in 2009 from 11.3% in 2008, primarily as a result of the 54.2% decrease in gross profit for new vehicle sales from 2008 to 2009 and the significant decrease in gross margin for new vehicle sales from 8.7% in 2008 to 3.4% in 2009. Such decrease at the FAW-Mazda dealership was primarily due to the substantial price reductions initiated by the manufacturer in 2009 for promoting the sales of certain major models in response to the increased competition for those models. The decrease in gross profit for new vehicle sales was offset by the 49.0% increase in gross profit for automobile repair and maintenance service from 2008 to 2009 and the increase in gross margin of this revenue source from 49.1% in 2008 to 59.3% in 2009 at the FAW-Mazda dealership.

Income from Continuing Operations.    Primarily as a result of the factors affecting revenues and gross profit discussed above, income from continuing operations at the Audi and FAW-Volkswagen dealerships increased by 158.2% and 50.0%, respectively, from 2008 to 2009. Income from continuing operations at the FAW-Mazda dealership decreased by 19.4% from 2008 to 2009, primarily due to the substantial price reductions initiated by the manufacturer on certain major models in 2009, as discussed above.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues.    Revenues at the Audi dealership increased by 36.2% from 2007 to 2008, driven primarily by a 33.8% increase in revenues from new vehicle sales and a 65.7% increase in revenues from automobile repair and maintenance service operations. The increase in revenues from new vehicle sales was primarily attributable to an increase in our sales volume to 1,469 units in 2008 from 1,008 units in 2007 as a result of increased market demand for Audi vehicles, which was partially offset by a decrease in the average selling price of our new vehicles to RMB398,002 in 2008 from RMB433,663 in 2007 as a result of an increase in mid-range models with lower prices in our vehicle mix sold in 2008. The increase in revenues from automobile repair and maintenance service was primarily attributable to our enhanced sales efforts, as described in the discussion of our consolidated results of operations for the year ended December 31, 2008. As a result of such efforts, the number of vehicles serviced at the Audi dealership increased by 22.2% to approximately 16,500 units in 2008 from approximately 13,500 units in 2007.

Revenues at the FAW-Volkswagen dealership decreased by 18.4% from 2007 to 2008, driven primarily by a 19.7% decrease in revenues from new vehicle sales, which was partially offset by a 62.8% increase in revenues from automobile repair and maintenance service operations. The decrease in revenues from new vehicle sales was primarily due to a decrease in our sales volume to 5,336 units in 2008 from 7,862 units in 2007 because we registered sales to taxi companies in 2007 as part of the Beijing municipal government's campaign for replacing aged taxi cars prior to the 2008 Beijing Olympic Games and did not record similar sales in 2008. Such decrease substantially affected our FAW-Volkswagen dealership since the taxi cars we sold were mainly Volkswagen models from this dealership. The increase in revenues from automobile repair and maintenance service was primarily attributable to our enhanced sales efforts, as described in the discussion of our consolidated results of operations for the year ended December 31, 2008. As a result of such efforts, the number of vehicles serviced at the

FAW-Volkswagen dealership increased by 18.5% to approximately 16,000 units in 2008 from approximately 13,500 units in 2007.

Revenues at the FAW-Mazda dealership increased by 22.7% from 2007 to 2008, driven primarily by a 19.7% increase in revenues from new vehicle sales and a 95.8% increase in revenues from automobile repair and maintenance operations. The increase in revenues from new vehicle sales was primarily attributable to an increase in our sales volume to 2,025 units in 2008 from 1,710 units in 2007 as a result of increased market demand. The increase in revenues from automobile repair and maintenance operations was primarily attributable to our enhanced sales efforts, as described in the discussion of our consolidated results of operations for the year ended December 31, 2008. As a result of such efforts, the number of vehicles serviced at the FAW-Mazda dealership increased by 24.3% to approximately 14,300 units in 2008 from approximately 11,500 units in 2007.

Gross Profit and Gross Margin.    Gross profit at the Audi, FAW-Volkswagen and FAW-Mazda dealerships increased by 22.2%, 7.3% and 37.7%, respectively, from 2007 to 2008, all driven primarily by the substantial increase of revenues from the higher margin automobile repair and maintenance service operations as a percentage of the total revenues at each of these dealerships. As a result, gross margin at the FAW-Volkswagen dealership increased to 8.5% in 2008 from 6.5% in 2007 and gross margin at the FAW-Mazda dealership increased to 11.3% in 2008 from 10.1% in 2007. However, gross margin at the Audi dealership decreased to 10.5% in 2008 from 11.7% in 2007, primarily as a result of the decrease in gross margin for new vehicle sales to 7.1% in 2008 from 10.3% in 2007. Such decrease at the Audi dealership was primarily due to an increase of sales in 2008 of certain mid-range Audi models that the manufacturer promoted in that year. In addition, gross profit at the FAW-Volkswagen dealership grew at a slower rate in 2008 primarily due to the 19.7% decrease in new vehicle sales, as discussed above.

Income from Continuing Operations.    Primarily as a result of the factors affecting revenues and gross profit discussed above, income from continuing operations at the Audi, FAW-Volkswagen and FAW-Mazda dealerships increased by 32.5%, 33.4% and 68.4%, respectively, from 2007 to 2008.

Selected Quarterly Results of Operations

The following table sets forth our selected unaudited quarterly results of operations for the six quarters in the period from January 1, 2009 to June 30, 2010. You should read the following table in conjunction with our audited consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the selected unaudited quarterly financial information on the same basis as our audited consolidated financial statements, and it includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented.

The historical quarterly results presented below are not necessarily indicative of future results for any quarters or for a full year.

	Three Months Ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010
	(Unaudited, in thousands of RMB)
Revenues:
New vehicle sales	459,010	538,120	540,672	593,601	528,571	649,676
Automobile repair and maintenance service	42,386	41,424	64,685	54,588	51,057	79,112
Other service	1,739	2,314	980	1,972	1,611	2,794

	503,135	581,858	606,337	650,161	581,239	731,582

Cost of goods sold:
New vehicle sales	(443,836)	(497,972)	(497,300)	(538,954)	(488,589)	(609,679)
Automobile repair and maintenance service	(15,605)	(19,429)	(20,041)	(28,792)	(26,576)	(31,688)
Other service	(42)	(68)	(60)	(64)	(247)	(252)

	(459,483)	(517,469)	(517,401)	(567,810)	(515,412)	(641,619)

Gross profit	43,652	64,389	88,936	82,351	65,827	89,963

Operating expenses:
Selling, marketing and distribution expenses	(7,958)	(8,303)	(9,767)	(12,746)	(7,695)	(13,478)
General and administrative expenses	(6,542)	(5,941)	(8,921)	(10,447)	(8,456)	(8,213)

Total operating expenses	(14,500)	(14,244)	(18,688)	(23,193)	(16,151)	(21,691)

Operating income	29,152	50,145	70,248	59,158	49,676	68,272
Interest income	1,820	399	86	87	68	159
Interest expenses	(5,780)	(7,298)	(9,224)	(10,986)	(10,056)	(13,641)
Exchange loss	—	—	—	—	—	(513)
Other income/(expense), net	612	261	(279)	800	451	(165)

Income before income tax expenses	25,804	43,507	60,831	49,059	40,139	54,112
Income tax expenses	(7,229)	(12,172)	(17,026)	(13,612)	(11,442)	(15,422)

Income from continuing operations	18,575	31,335	43,805	35,447	28,697	38,690
(Loss) income from discontinued operations	(112)	128	72	(521)	—	—

Net income	18,463	31,463	43,877	34,926	28,697	38,690

From January 1, 2009 to June 30, 2010, the seasonality of our business was not apparent because in most cases each quarter had greater revenues than the prior quarter due to the rapid growth we experienced during this period. Our revenues and operating results tend to be at the lowest level in the first quarter and reach the highest level in the fourth quarter, which is consistent with the purchasing habit of consumers in China who tend to refrain from purchasing vehicles during and after the Chinese New Year holidays in February and March, but later increase spending on vehicles from September to the year end. Manufacturers typically step up sales efforts and offer attractive discounts on new vehicles in the fourth quarter to meet their annual targets, which also contributes to the fact that the fourth quarter is typically our strongest quarter in terms of revenues. Our cost of goods sold and gross profit have generally followed the trends of our revenues from quarter to quarter.

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended December 31,				Six Months Ended June 30,
	2007	2008	2009		2009	2010
	RMB	RMB	RMB	$	RMB	RMB	$
	(Amounts in thousands)
Net cash provided by (used in) operating activities	(66,002)	370,070	(92,932)	(13,704)	(172,899)	(70,927)	(10,459)
Net cash provided by (used in) investing activities	(19,344)	(203,561)	(131,270)	(19,357)	53,065	17,325	2,555
Net cash provided by (used in) financing activities	58,806	(186,879)	193,141	28,481	156,778	51,536	7,599
Net increase (decrease) in cash and cash equivalents	(26,540)	(20,370)	(31,061)	(4,580)	36,944	(2,066)	(305)
Cash and cash equivalents, beginning of year	150,053	123,513	103,143	15,209	103,143	72,082	10,629
Cash and cash equivalents, end of year	123,513	103,143	72,082	10,629	140,087	70,016	10,324

Liquidity

Operating Activities.    Net cash provided by or used in operating activities primarily consists of net income, as adjusted by depreciation and amortization, gain or loss on disposal of property, unrealized loss or realized gain on trading securities, and changes in operating assets and liabilities such as accounts receivable, inventories, advance to suppliers, bills payable, advances from customers, deposits from third-parties, accrued expenses and other current liabilities, prepaid expenses and other current assets, amount due to related parties and taxes payable.

Net cash used in operating activities was RMB70.9 million ($10.5 million) in the six months ended June 30, 2010. This was derived from net income of RMB67.4 million ($10.0 million) in that year, as primarily adjusted by (i) deducting RMB79.0 million ($11.7 million) for increased inventory, (ii) deducting RMB73.4 million ($10.8 million) as a result of our decreased use of bills payable to pay for new vehicle purchases in the first six months of 2010 as compared to the previous year, (iii) deducting RMB44.6 million ($6.6 million) for decreased unrecognized tax benefit as a result of our reclassifying such amount as taxes payable in the first six months of 2010, and (iv) adding RMB65.6 million ($9.7 million) for increased taxes payable, which was in line with the increase of our taxable income and the reclassification of certain unrecognized tax benefits as taxes payable in the first six months of 2010.

Net cash used in operating activities was RMB92.9 million ($13.7 million) in 2009. This was derived from net income of RMB128.7 million ($19.0 million) in that year, as primarily adjusted by (i) deducting RMB366.3 million ($54.0 million) as a result of our decreased use of bills payable to pay for new vehicle purchases in 2009 as compared to the previous year, (ii) deducting RMB45.8 million ($6.8 million) for increased inventory, (iii) adding RMB60.8 million ($9.0 million) for increased deposits from third parties, such as automobile accessories vendors, in exchange for such parties' temporarily displaying our new vehicles to help promote their own products and services, (iv) adding RMB58.9 million ($8.7 million) for accrued expenses and other current liabilities, primarily as a result of increased value added tax payable and interest on late tax payment and (v) adding RMB50.1 million ($7.4 million) for increased taxes payable.

Net cash provided by operating activities was RMB370.1 million in 2008. This was derived from net income of RMB76.5 million in that year, as primarily adjusted by (i) adding RMB319.6 million as a result of our increased use of bills payable to pay for new vehicle purchases in 2008 as compared to the previous year, (ii) adding RMB38.9 million for decreased accounts receivable, (iii) adding RMB32.6 million for increased deposits from third parties, (iv) adding RMB27.8 million for increased unrecognized tax benefit as a result of our continued underpayment of taxes in 2008 and (v) deducting RMB126.7 million for increased inventories, primarily because we increased our new vehicle purchases to take advantage of the attractive incentives offered by the manufacturers towards the end of 2008.

Net cash used in operating activities was RMB66.0 million in 2007. This was derived from net income of RMB34.5 million in that year, as primarily adjusted by (i) deducting RMB77.2 million for decreased amounts due to related parties, (ii) deducting RMB51.0 million for increased accounts receivable, (iii) deducting RMB44.4 million for increased advances to suppliers, (iv) deducting RMB37.7 million for increased inventories, (v) adding RMB43.7 million for accrued expenses and other current liabilities, (vi) adding RMB36.5 million for increased deposits from third parties and (vii) adding RMB21.7 million for increased unrecognized tax benefit as a result of our underpayment of taxes in 2007.

Investing Activities.    Net cash provided by investing activities was RMB17.3 million ($2.5 million) in the six months ended June 30, 2010, primarily consisting of a decrease of RMB32.5 million ($4.8 million) in amounts due from related parties and an increase of RMB15.7 million ($2.3 million) in loans to certain third parties for their short-term use.

Net cash used in investing activities was RMB131.3 million ($19.4 million) in 2009, primarily consisting of an increase of RMB121.2 million ($17.9 million) in amounts due from related parties and our use of RMB15.7 million ($2.3 million) in the purchase of new vehicles for customer test drive purposes.

Net cash used in investing activities was RMB203.6 million in 2008, primarily consisting of an increase of RMB182.3 million in amounts due from related parties and our use of RMB20.3 million in the purchase of new vehicles for customer test drive purposes.

Net cash used in investing activities was RMB19.3 million in 2007, primarily consisting of our use of RMB15.9 million in the purchase of new vehicles for customer test drive purposes and an increase of RMB3.5 million in amounts due from related parties.

Financing Activities.    Net cash provided by financing activities was RMB51.5 million ($7.6 million) in the six months ended June 30, 2010, primarily resulting from (i) the netting of proceeds from short-term loans and repayments of short-term loans, (ii) an increase of RMB95.6 million ($14.1 million) as a result of the deposit payment from our investor prior to the closing of the private placement of our ordinary shares, and (iii) a decrease of RMB33.4 million ($4.9 million) in restricted cash due to our decreased use of bills payable in the first six months of 2010, thereby reducing the amount of restricted cash required to guarantee the outstanding bills payable.

Net cash provided by financing activities was RMB193.1 million ($28.5 million) in 2009, primarily resulting from the netting of proceeds from short-term loans and repayments of short-term loans and a decrease of RMB81.4 million ($12.0 million) in restricted cash due to our decreased use of bills payable in 2009, thereby reducing the amount of restricted cash required to guarantee the outstanding bills payable.

Net cash used in financing activities was RMB186.9 million in 2008, primarily resulting from the netting of proceeds from short-term loans and repayments of short-term loans and an increase of RMB151.4 million in restricted cash as a result of our increased use of bills payable in 2008.

Net cash provided by financing activities was RMB58.8 million in 2007, primarily resulting from the netting of proceeds from short-term loans and repayments of short-term loans and a decrease of RMB71.2 million in restricted cash due to our decreased use of bills payable in 2007.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2009:

	Payment Due by Period
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
	(Amounts in thousands of RMB)
Short-term borrowings	325,460	325,460	—	—	—
Operating lease commitments	82,879	5,642	11,284	11,284	54,669

Total	408,339	331,102	11,284	11,284	54,669

Capital Resources and Capital Expenditures

To date, we have financed our operations primarily through cash flows from operations, short-term bank borrowings, as well as the sale of ordinary shares in a private placement. We may explore other ways to finance our operations in the future, including long-term credit facilities and offerings of debt or equity securities.

We finance our inventory purchases and other working capital requirements through short-term credit facilities from the financing arms of automobile manufacturers and a number of Chinese domestic banks. Under these credit facilities, we are able to borrow short-term loans with terms typically ranging from three to six months. Our short-term loans amounted to RMB243.6 million as of December 31, 2007, RMB208.9 million as of December 31, 2008, RMB325.5 million ($48.0 million) as of December 31, 2009 and RMB250.7 million ($37.0 million) as of June 30, 2010. The interest rates for these short-term loans ranged from 5.244% to 9.708% for the three years ended December 31, 2009 and 4.46% to 5.75% for the six months ended June 30, 2010. Our short-term loans are (i) guaranteed by Mr. Hetong Guo and other related parties, (ii) guaranteed by Mr. Hetong Guo and other related parties and secured by our property, equipment and land use rights or (iii) unsecured. None of the short-term credit facilities or short-term loans subject us to any restrictive covenants.

We also utilize bills payable to pay for inventory purchases. Bills payable represent short-term bank acceptance notes issued by financial institutions that entitle the holder to receive the stated amount from the financial institutions at the maturity date of the bill, which generally ranges from three to six months from the date of issuance. The holder of the bills can obtain payment from the financial institutions prior to the stated maturity date. In such a case, we may be required to pay the financial institutions an interest charge, which has historically been insignificant. During a period of strong vehicle sales, we typically leverage our better liquidity position and use cash proceeds from short-term loans to pay for new vehicle purchases to avoid interest and miscellaneous charges in connection with issuing bills payable and to take advantage of manufacturers' preferential policies on cash purchases. During a period of weak vehicle sales, we tend to maximize the use of bills payable in inventory purchases, thereby improving our liquidity positions. There is no recourse to us in the event the financial institutions default upon demand for payment by the holders of the bills. Bills payable are secured by our restricted cash.

Our capital expenditures, mainly consisting of purchases of new vehicles for customer test drive purposes, were RMB15.9 million, RMB20.3 million and RMB15.7 million ($2.3 million) for the years ended December 31, 2007, 2008 and 2009, respectively. We expect to incur capital expenditures of approximately RMB40.0 million ($5.9 million) in 2010, which have been and will be used primarily to upgrade service equipment, acquire new equipment and new vehicles for customer test drives and establish new dealerships. We believe the increased level of our planned capital expenditures in 2010 will not have any material impact on our future financial condition or results of operations since they will be funded entirely from the proceeds of this offering.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our expected cash requirements, including for working capital and capital expenditure purposes, for at least 12 months following this offering. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. In addition, after this offering, we will become a public company and will incur a significantly higher level of legal, accounting and other expenses than we did as a private company and we may need to obtain additional capital resources to cover these costs. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity or debt securities or borrow from lending institutions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Off-Balance Sheet Commitments and Arrangements

As of December 31, 2009 and June 30, 2010, we did not have any off-balance sheet commitments or arrangements. We do not anticipate entering into any such commitments or arrangements in the foreseeable future.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are subject to market risks due to fluctuations in interest rates on our debt. Increases in interest rates will increase the cost of new borrowings and our interest expense. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of our debt instruments. Assuming the principal amount of our bank borrowings remains approximately the same as of December 31, 2009, a 0.5% increase in each applicable interest rate would have added approximately RMB1.3 million ($0.2 million) to our interest expenses for 2009. We do not use any derivative instruments to manage our interest rate risk exposure. We have not been subject to nor do we anticipate being exposed to material risks due to changes in interest rates.

Foreign Exchange Risk

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China's political and economic conditions. Historically, the conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People's Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an appreciation of the Renminbi against the U.S. dollar. The Renminbi further appreciated against the U.S. dollar in June 2010 after a period of several years of relative exchange rate stability. On June 20, 2010, the People's Bank of China announced that the PRC government will further reform the Renminbi exchange rate regime and enhance the Renminbi exchange rate flexibility. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

We do not believe that we currently have any significant direct foreign exchange risk and have not hedged our exposure to foreign currency exchange risk. All of our revenues and expenses are denominated in Renminbi. Our exposure to foreign exchange risk primarily relates to cash proceeds denominated in U.S. dollars as a result of our past issuance of ordinary shares through private placement. Although we obtain all of our new vehicles from domestic suppliers, a depreciation of the Renminbi would result in an increase in the price of goods with imported components as our suppliers may adjust the price to pass any losses caused by Renminbi depreciation on to us. Fluctuations in the exchange rate will also affect the relative value of any dividend we pay to investors outside the PRC and earnings from, and the value of, any foreign currency-denominated investments we may make in the future. In addition, as the net proceeds from this offering will be denominated in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and the Renminbi will affect the relative purchasing power of these proceeds if they are not converted into Renminbi in a timely manner.

Inflation

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 4.8% in 2007, 5.9% in 2008, (0.7)% in 2009 and 2.6% in the six months ended June 30, 2010. Although we have not been materially affected by inflation since our inception, we may be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as personnel expenses, real estate leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board, or the FASB, issued Statement of Financial Accounting Standards No. 167 or SFAS 167 (subsequently codified by Accounting Standards Update No. 2009-17, or ASU 2009-17, in December 2009), Amendments to FASB Interpretation No. 46(R), which amends guidance regarding consolidation of variable interest entities to address the elimination of the concept of a qualifying special purpose entity. SFAS 167 also replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of the variable interest entity, and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, SFAS 167 requires any enterprise that holds a variable interest in a variable interest entity to provide enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise's involvement in a variable interest entity. SFSA 167 is effective for interim and annual reporting periods beginning after November 30, 2009. We do not expect the adoption of SFAS 167 will have a material impact on our consolidated financial statements.

In October 2009, the FASB issued Accounting Standards Update No. 2009-13, or ASU 2009-13, Multiple-Deliverable Revenue Arrangements. ASU 2009-13 amends ASC sub-topic 605-25, ASC 605-25, Revenue Recognition: Multiple-Element Arrangements, regarding revenue arrangements with multiple deliverables. These updates address how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. These updates are effective for fiscal years beginning after June 15, 2010 and to be applied retrospectively or prospectively for new or materially modified arrangements. In addition, early adoption is permitted. We do not expect the adoption of ASU 2009-13 will have a material impact on our consolidated financial statements.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, or ASU 2010-06, Improving Disclosures About Fair Value Measurements, which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. ASU 2010-6 is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. We do not expect that the adoption of ASU 2010-06 will have a material impact on our consolidated financial statements.

In February 2010, the FASB issued Accounting Standards Update No. 2010-09, or ASU 2010-09, Subsequent Events (Topic 855). This amendment removes the requirements for an SEC filer to disclose a date, in both issued and revised financial statements, through which subsequent events have been reviewed. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. ASU 2010-09 is effective for interim or annual financial periods ending after June 15, 2010. We do not expect that the provisions of ASU 2010-09 will have a material effect on our financial position, results of operations or cash flows.

Our Industry

China's Automobile Market

According to CAAM and Ward's, China's automobile industry has experienced significant growth over the past several years, resulting in China surpassing the United States as the world's largest automobile market in 2009. According to CAAM, total new automobile sales volumes, including passenger and commercial vehicles, during 2009 were 13.6 million vehicles, representing a 45.5% growth rate over 2008 and a CAGR of 23.7% from 2006 to 2009.

Major Markets Ranked by New Vehicle Sales Volume/Registration Volume in 2009
Passenger and Commercial Vehicles

Rank	Country	2006	2007	2008	2009	CAGR (06-09)
		(Millions)
1	China(1)	7.22	8.79	9.34	13.64	23.7%
2	USA(2)	17.05	16.46	13.49	10.60	(14.6)%
3	Japan(1)	5.74	5.35	5.08	4.61	(7.0)%
4	Germany(1)	3.77	3.48	3.43	4.05	2.4%
5	Brazil(1)	1.93	2.49	2.87	3.21	18.4%
6	France(3)	2.50	2.58	2.57	2.72	2.8%
7	UK(1)	2.91	3.00	2.67	2.37	(6.6)%
8	Italy(3)	2.60	2.78	2.42	2.36	(3.2)%
9	Korea(4)	1.16	1.22	1.15	1.39	6.2%
10	Spain(1)	2.36	2.35	1.66	1.26	(19.0)%

Source:

  (1)
  CEIC Data Company, Ltd., or CEIC

  (2)
  Ward's

  (3)
  Association Auxiliaire de I'Automobile, or Auxilary Automobile Association

  (4)
  Korea Automobile Manufacturers Association, or KAMA

According to the CADA, the automobile market is expected to continue to grow by 10.3% from 2009 to 2010 and reach 20.0 million units by 2015.

Sales and Sales Forecast of New Vehicle Sales in China

Source: CADA (except for the year-to-date figure as of September 30, 2010, which is from CAAM).

4S dealerships, which provide sales, spare parts, service and surveys, serve as the dominant platform for passenger vehicle sales in China. Dealers must obtain authorization to operate a 4S dealership from the auto manufacturer before selling and marketing the specified auto brand in a particular territory. Dealers enter into agreements which set forth requirements regarding sales policies and standards and formats for publicity, service standards and brand profile. The importance of 4S dealerships as the established retail platform was strengthened by the Measures for Implementation of the Administration of Branded Automobile Sales, or the Measures, promulgated by the Ministry of Commerce in February 2005. These Measures stipulate that all automobile dealers must obtain authorization from automakers before retailing their brands. As a result of the introduction of these Measures, the vast majority of new passenger vehicle sales occur in 4S dealerships.

Dealerships in China are highly fragmented. According to the CADA, as of December 31, 2009, there were over 13,000 4S dealerships in China, among which approximately 10,000 4S dealerships were selling passenger vehicles. According to the CADA, 177 passenger dealerships, or approximately 1.7% of all 4S passenger vehicle dealerships in China, had annual revenues of RMB500.0 million ($73.7 million) or above as of the end of 2009. According to the CADA, there were 8,962 4S passenger vehicle dealerships, or approximately 85.8% of all 4S passenger vehicle dealerships in China, that had less than RMB100 million ($14.7 million) in annual revenues as of the end of 2009.

Factors Impacting the Growth of China's Automobile Market

The following factors, in particular, have helped drive the recent growth of the China automobile industry and are expected to continue to support future growth:

•
China's macroeconomic growth;

•
Increasing urbanization and rising income levels;

•
Low vehicle penetration rate;

•
Growth of highway infrastructure; and

•
Favorable government policies.

China's Macroeconomic Growth.    China's economy is one of the fastest growing in the world. This growth began in China in the early 1980s and further accelerated since China joined the World Trade Organization in 2001. Despite the recent global economic downturn, China experienced healthy gross domestic product, GDP, expansion in 2009. According to the World Economic Outlook published by the International Monetary Fund in 2009, China's GDP grew by 8.7% in 2009 and is expected to grow by 10.0% in 2010. As China's economy continues to expand, we believe that China's demand for consumer and retail goods, including automobiles, will continue to rise.

China's GDP Growth

Source: National Bureau of Statistics of China

Increasing Urbanization and Rising Income Levels.    The socio-economic landscape of China has drastically changed since 1978 when a large majority of the population lived in small rural villages. An increasing trend towards urbanization has resulted in considerable population growth in urban areas. Cities like Beijing and Shanghai have become the epicenter of China's economy and are recognized worldwide as economic capitals of the Far East. According to the National Bureau of Statistics of China, between 2000 and 2009, the total urban population in the PRC increased by approximately 163 million, or approximately 35.6%. According to the National Bureau of Statistics of China, in 2009, the total urban population in China was approximately 622 million and accounted for approximately 46.6% of the total population. As China's cities have developed, its urban residents have benefited from a higher quality of life due to rising income levels. According to the National Bureau of Statistics of China, from 2000 to 2009, the per capita annual disposable income of urban households in the PRC increased from approximately RMB6,280 to RMB17,175, representing a CAGR of approximately 11.8%. We believe the growing and increasingly affluent urban population of China will result in a greater need for more efficient and individualized means of transportation, resulting in rising automobile ownership.

China's Urbanization and Disposable Income Growth

Source: National Bureau of Statistics of China

Low Vehicle Penetration Rate.    Vehicle penetration is a key indicator of the growth potential for China's automobile market. Vehicle penetration in China remains well below that of developed countries despite the rapid growth in automobile sales in China over the past five years. According to CEIC, as shown below, passenger vehicle ownership per 1,000 persons in China is 36 as compared to 325 in Japan, 450 in the United States and 492 in the United Kingdom. We believe this low penetration rate in China is an indication of the significant growth potential in this market.

Passenger Vehicle Penetration

Source: CEIC, International Monetary Fund, European Automobile Manufacturers' Association

Growth of Highway Infrastructure.    According to the Ministry of Transportation, the total length of highways in China increased from 1.8 million kilometers in 2002 to 3.9 million kilometers in 2009, representing a CAGR of 11.8%. The growth in the total length of expressways in China has been even greater, with the total length having increased from 25,100 kilometers in 2002 to 65,100 kilometers in 2009. The increasing length of highways and expressways greatly facilitates inter-city travel. According to the PRC National Expressway Network Plan promulgated by the PRC Ministry of Communications, China's national expressway network, when completed, will be approximately 85,000 kilometers long and connect all the cities in the PRC with a population of more than 200,000. We believe ongoing development of China's roadway infrastructure will drive increased purchases of personal automobiles.

Length of Highways in China

Source: PRC Ministry of Communications

Favorable Government Policies.    The growth in the Chinese automobile market has been further supported by incentive plans, economic stimulus packages and government legislation. The following are selected government initiatives that are likely to have a favorable impact on China's automobile industry:

•
On September 1, 2008, the consumption tax rates assessed on low-emission vehicles, which includes most of our products, were reduced.

•
In November 2008, China's State Council announced a RMB4.0 trillion (approximately $589.8 billion) economic stimulus package, which resulted in a significant increase in PRC government investment and spending on infrastructure projects, particularly roads, railways and airports.

•
On January 1, 2009, the PRC State Tax Bureau implemented a new fuel tax replacing six other fees imposed on vehicle owners and effectively reducing the taxes payable with respect to low-emission vehicles.

•
On January 14, 2009, the Chinese government announced a stimulus package of RMB10 billion (approximately $1.5 billion) to bolster China's automobile industry.

•
On July 13, 2009, the Chinese government instituted a "Cash for Clunkers" program in which a subsidy of RMB6,000 is offered to each purchaser of a new vehicle in exchange for an older vehicle that does not meet emissions standards. On June 16, 2010, China's government extended the "Cash for Clunkers" program through December 31, 2010.

•
On January 18, 2010, the Chinese State Tax Bureau reduced the sales tax imposed on sales of small engine vehicles with displacements of 1.6 liters from 10.0% to 7.5%. This tax incentive has been extended through December 31, 2010.

•
On January 26, 2010 the Chinese Ministry of Finance extended the "Cars to the Countryside" program through December 31, 2010. Under this program, individuals in rural areas who purchased minibuses with engine sizes of 1.3 liters or below between March 1, 2009 and December 31, 2010 are entitled to a 10% subsidy of the full price of a vehicle purchased.

The above government measures and initiatives are expected to accelerate the demand for automobiles, particularly small engine automobiles, in China.

China's Passenger Vehicle Market

The preceding factors all have helped position China's automobile industry for significant growth that we believe will be particularly transformative for China's passenger vehicle market. Passenger vehicles in China are marketed to both conventional consumers requiring vehicles for transportation purposes and luxury consumers with additional disposable income. According to CAAM, 10.3 million, or 75.7%, of the 13.6 million total automobile sales for 2009 were passenger vehicle sales, making China the world's largest passenger vehicle market. China's passenger vehicles sales grew by 52.8% from 2008 to 2009 and had a CAGR of 25.9% from 2006 to 2009.

Major Markets Ranked by New Passenger Vehicle Sales Volume/Registration Volume in 2009

Rank	Country	2006	2007	2008	2009	CAGR (06-09)
		(Millions)
1	China(1)	5.18	6.30	6.76	10.33	25.9%
2	USA(2)	7.82	7.62	6.81	5.46	(11.3)%
3	Japan(1)	4.64	4.40	4.23	3.92	(5.4)%
4	Germany(1)	3.47	3.15	3.09	3.81	3.2%
5	Brazil(1)	1.56	1.98	2.19	2.47	16.7%
6	France(3)	2.00	2.06	2.05	2.30	4.8%
7	Italy(3)	2.33	2.49	2.16	2.16	(2.4)%
8	UK(1)	2.34	2.39	2.11	1.97	(5.6)%
9	Korea(4)	0.94	0.99	0.96	1.17	7.9%
10	Spain(1)	1.66	1.63	1.19	0.97	(16.4)%

Source:

  (1)
  CEIC

  (2)
  Ward's

  (3)
  Auxiliary Automobile Association

  (4)
  KAMA

Chinese consumers have begun to favor foreign automobile brands such as German, American and Japanese brands that are perceived to offer more diversified car models and better quality vehicles than the domestic brands.

Sedans Sold by Manufacturers in China

		2009	2008
				Growth Rate
Rank	Manufacturer	Units	Units
		(in thousands)	(in thousands)
1	Shanghai Volkswagen	708	478	48.1%
2	FAW Volkswagen	669	499	34.1%
3	Shanghai General Motors	668	396	68.7%
4	Beijing Hyundai	521	253	105.9%
5	Dongfeng Nissan	459	319	43.9%
6	BYD	449	170	164.1%
7	Chery Automobile	409	287	42.5%
8	FAW Toyota	335	348	(3.7)%
9	Guangzhou Honda	337	277	21.7%
10	Geely	329	222	48.2%

	TOTAL	4,884	3,249	50.3%

Source: CAAM

The Beijing Automobile Market

Similar to the overall Chinese automobile industry, the growth in the Beijing automobile industry is heavily driven by Beijing's macroeconomic growth. In China, the expansion and growth of cities is most prevalent in Beijing, China's capital city, where the economy has experienced significant growth since the early 1980s. According to the National Bureau of Statistics of China, the nominal GDP per capita of Beijing increased to RMB68,788 in 2009, which is almost three times the nominal GDP per capita of China in 2009.

Nominal GDP per capita

Source: National Bureau of Statistics of China

Growth in Beijing's passenger vehicle market has also corresponded to the overall growth in the passenger vehicle market in China. According to the CADA, Beijing's passenger vehicle market grew 50.1% in 2009, with 519,000 passenger vehicles sold. According to the CADA, for the year ending December 31, 2010, the passenger vehicle market in Beijing is expected to grow 9.6%, with 569,000 passenger vehicles expected to be sold. According to the CADA and CEIC, the passenger vehicle ownership rate in Beijing for 2009 was approximately 150 passenger vehicles per 1,000 persons as compared to 36 in China overall and 450 in the United States. As Beijing becomes increasingly modernized, we believe automobile sales will increase and rival those of major cities in developed nations.

China's Automobile After-Sales Market

The Chinese automobile after-sales market is generally divided into the market for repair and maintenance and that for accessories. Historically, after-sales market revenues have been more stable than vehicle sales revenues. According to CAAM, the Chinese automobile after-sales market has grown at a CAGR of 27.3% from 2000 to 2008. According to CAAM, as of December 31, 2008, the market for repairs and maintenance totaled RMB118.7 billion and the market for accessories totaled RMB515.3 billion. Industry-wide after-sales revenues have consistently increased over time primarily due to the increased cost of maintaining vehicles, the added technical complexity of newer vehicles and the greater number of vehicles on the road. According to the CADA, as of December 31, 2009, auto ownership in China amounted to 65.9 million vehicles and is expected to increase by an additional 17.3% by December 31, 2010. We believe increasing vehicle ownership in China will drive the Chinese automobile after-sales market, leading to higher revenues for after-sales service and accessories providers.

China's Used Passenger Car Market

China's used passenger car market has also experienced substantial growth and continues to exhibit strong growth potential. According to the CADA, approximately 2.0 million used passenger vehicles were sold in 2009, representing a 21.4% increase over 2008. According to the CADA, the used passenger car market trading volume will reach new highs in upcoming years. It is expected that the volume of used passenger car sales will reach approximately 2.4 million units in 2010 and 3.5 million units in 2012.

According to the CADA, the ratio of used passenger vehicle sales volume to new passenger vehicle sales volume is 3.5:1 in the United States, 2:1 in Germany and 1.4:1 in Japan. According to the CADA, this ratio has been changing in China in recent years, from approximately 1:4.6 in 2006 to 1:4.0 in 2009. The increasing ratio of used passenger vehicle sales to new passenger vehicle sales indicates a favorable trend that we expect to continue in the future.

Forecast of Trading Volume of Used Passenger Cars in China

Source: CADA

Our Business

Overview

We are the largest non-state-owned automobile retailer in Beijing, China as measured by new vehicle sales revenues in 2009, according to the CADA. We operate six franchise dealerships, ten automobile showrooms, one automobile repair shop and one car leasing company in the Beijing metropolitan area, which is the largest automobile market among all cities in China in terms of annual new passenger vehicle registrations, according to the CADA. Three of our six dealerships are also among the leading dealerships in China for their respective brands as measured by individual dealership new vehicle sales volume.

We provide a "one-stop shop" experience for our customers by offering them a wide range of automobile products and services in each of our franchise dealerships, or 4S dealerships, as they are commonly known in China. "4S" stands for sales, spare parts, services and survey, and is understood to mean that our dealerships offer a full range of automobile retail services. We offer new passenger vehicles, auto parts and accessories for sale, as well as automobile repair and maintenance services, and provide a channel for vehicle manufacturers to gather customer feedback. We also offer our customers assistance with procuring automobile insurance and financing and other automobile-related services. In 2009, our new vehicle sales accounted for 91.0% of our total revenues, our automobile repair and maintenance service operations accounted for 8.7%, and our insurance and finance-related services and other operations accounted for 0.3%.

Our dealerships sell six different brands and over 30 different models of new passenger vehicles. We have one dealership for each of the following brands:

•
FAW-Volkswagen, a joint venture between Volkswagen and the Chinese automaker FAW;

•
Audi, selling imported Audi-branded vehicles as well as those domestically manufactured by FAW-Volkswagen;

•
FAW-Mazda, a joint venture between Mazda and FAW;

•
Shanghai-Volkswagen, a joint venture between Volkswagen and the Chinese automaker SAIC Motors;

•
Toyota, selling imported Toyota-branded vehicles as well as those domestically manufactured by FAW-Toyota, a joint venture between Toyota and FAW; and

•
Chang An-Mazda, a joint venture between Mazda and the Chinese automaker Chana Auto.

These brands represent some of the most popular mid-line and luxury brands in China. Shanghai-Volkswagen and FAW-Volkswagen were the two highest selling brands in China from 2007 to 2009 and Audi was the top selling luxury brand in China during the same period, in each case as measured by the number of vehicles sold. The top three brands of vehicles that we sell, which collectively represented approximately 75.8% of our new vehicle sales revenues in 2009, are FAW-Volkswagen, Audi and FAW-Mazda.

We market our various services under the "Lentuo" brand, which has created strong brand awareness in the market we serve. We have also achieved industry-leading new vehicle sales performance at certain of our individual dealerships. According to the rankings provided by the respective automobile manufacturers based on vehicle sales volume, our FAW-Volkswagen dealership ranked first in 2007 and 2008 and second in 2009 among all FAW-Volkswagen dealerships in China; our FAW-Mazda dealership ranked fourth in 2007 and second in 2008 and 2009 among all FAW-Mazda dealerships in China; and our Chang An-Mazda dealership ranked third in 2008 and second in 2009 among all Chang An-Mazda dealerships in China.

We believe that providing high quality customer service is the key to our success in the automobile retail industry. Automobile manufacturers place a high priority on customer satisfaction in the evaluation of dealership performance and award key incentives, such as purchase rebates, to dealerships based on their customer satisfaction ratings. Guided by this customer-centric principle in all aspects of our business, we have designed our operations with the aim of delivering consistent, high quality customer service and establishing long-lasting customer relationships. We have been well recognized by our customers and industry peers for our outstanding customer service, as evidenced by the numerous awards we have received.

Our business has grown significantly over the past three years. Our revenues increased from RMB1,656.8 million in 2007 to RMB1,879.3 million in 2008 and RMB2,341.5 million ($345.3 million) in 2009, representing a compound annual growth rate, or CAGR, of 18.9%. We grew our net income from RMB34.5 million in 2007 to RMB76.5 million in 2008 and RMB128.7 million ($19.0 million) in 2009, representing a CAGR of 93.0%. Our revenues and net income in the six months ended June 30, 2010 were RMB1,312.8 million ($193.6 million) and RMB67.4 million ($9.9 million), respectively, representing an increase of 21.0% and 35.0%, respectively, over the same period in 2009.

Our Strengths

Leading Automobile Dealership Group in Beijing, with Industry-Leading Individual Dealership Performance

We are the largest non-state-owned automobile dealership group in Beijing, China as measured by new vehicle sales in 2009, according to the CADA. The Beijing metropolitan area is the largest automobile retail market among all cities in China as measured by annual new passenger vehicle registrations, according to the CADA. We believe that our leading position in China's largest automobile retail market gives us an advantage in enhancing our reputation among, and forming long-term relationships with, automobile manufacturers, which we believe will significantly benefit our future growth in Beijing and in other regional markets we may enter in the future.

We have also achieved high volumes of vehicle sales at individual dealerships for several of the brands we represent. Our achievements in recent years include, among others:

•
FAW-Volkswagen dealership.  As measured by annual new vehicle sales volume, our FAW-Volkswagen dealership ranked first in 2007 and 2008 and second in 2009 among over 300 FAW-Volkswagen dealerships in China. In 2009, we sold 6,791 new vehicles at our FAW-Volkswagen dealership, compared to average sales of 1,576 new vehicles per dealership for all FAW-Volkswagen dealerships in China in the same year.

•
FAW-Mazda dealership.  As measured by annual new vehicle sales volume, our FAW-Mazda dealership ranked fourth in 2007 and second in 2008 and 2009 among over 100 FAW-Mazda dealerships in China. In 2009, we sold 2,476 new vehicles through our FAW-Mazda dealership, compared to average sales of 642 new vehicles per dealership for all FAW-Mazda dealerships in China in the same year.

•
Chang An-Mazda dealership.  We grew the Chang An-Mazda dealership into the top-ranked dealership in Beijing in terms of new vehicle sales volume within a short period of time. While we only obtained the franchise right for this dealership in 2008, we out-performed four other long-established dealerships and sold the most Chang An-Mazda vehicles of any Chang An-Mazda dealership in the Beijing market in 2008 and 2009. As measured by new vehicle sales volume, this dealership also ranked third in 2008 among over 85 Chang An-Mazda dealerships in China as of the end of 2008 and second in 2009 among over 100 Chang An-Mazda dealerships in China as of the end of 2009. In 2009, we sold 1,678 new vehicles at this dealership, compared to average sales of 669 new vehicles per dealership for all Chang An-Mazda dealerships in China in the same year.

•
Audi dealership.  We sold 1,008 new vehicles in 2007, 1,469 new vehicles in 2008 and 1,580 new vehicles in 2009 through our Audi dealership, compared to average sales of 693 new vehicles per dealership in 2007, 750 new vehicles per dealership in 2008 and 917 new vehicles per dealership in 2009 for all Audi dealerships in China.

We believe our history of maintaining an industry-leading position demonstrates our proven ability to execute business strategies, manage dealership growth and out-perform our competitors in China's rapidly growing automobile retail business.

Strong Relationships with Key Automobile Manufacturers in China

We have achieved significant sales volumes for the automobile brands we represent. As a result of our leading market position and large customer base, we have established strong and mutually beneficial relationships with the leading automobile manufacturers in China whose brands we represent. The specific advantages of our strong relationships with these key manufacturers include:

•
Purchase rebates.  A dealer's profitability in selling new vehicles substantially depends on the extent of purchase rebates that a dealer can obtain from the manufacturers. Manufacturers typically rank car dealers based on factors such as sales performance and customer satisfaction ratings, and award rebates accordingly. We have generally received the full purchase rebates allowable under the manufacturers' sales policy as a result of our sales performance, scale, operating history and high customer satisfaction ratings, which further improves our vehicle sales and results of operations.

•
Reliable supply of popular vehicles.  Popular vehicles are often in short supply in China and customers can be placed on long waiting lists at certain dealerships for these models. Our long-standing relationships with manufacturers and our ability to accurately gauge customer demands generally ensures our access to an ample and timely supply of popular models.

•
Advantageous brand mix.  The automobile manufacturers we represent offer competitive brands with the highest sales volumes in China. For example, according to the CADA, Shanghai-Volkswagen and FAW-Volkswagen were the two highest selling brands in China from 2007 through 2009. Audi was the top selling luxury brand in China during the same period, exceeding the combined sales volume of Mercedes-Benz and BMW. Our current product mix includes a high proportion of the models from these popular automobile brands.

•
Support for expansion.  We believe automobile manufacturers in China have become increasingly selective in entering into new franchise agreements and generally favor top performing dealers. As a result of our operating history and well established relationships with key automakers, we believe we are well positioned to gain manufacturers' support for the expansion of our dealership network in China.

Strong Brand Reputation Driven by Customer Service-Focused Organization

We believe we enjoy a strong brand reputation in the market we serve and are well recognized by our customers and industry peers for our high-quality customer service. We were rated in 2008 by the CADA as one of the ten most influential automobile dealership groups in the industry for the 30 years since China's adoption of economic reform policies. Our individual dealerships have also received high customer satisfaction ratings and various awards in recent years in recognition of their outstanding customer service, including, among others:

•
Top three ranking of our Audi and Chang An-Mazda dealerships in the national customer satisfaction rankings as reported by the respective automobile manufacturers in 2009;

•
Top three ranking of our FAW-Volkswagen, FAW-Mazda and Shanghai-Volkswagen dealerships in the regional customer satisfaction rankings as reported by the respective automobile manufacturers for the Beijing area in 2009;

•
Dealer of Excellence Award for our sales and after-sales service from J.D. Power Asia Pacific to our FAW-Volkswagen dealership in 2009;

•
Golden Glove Awards for best after-sales service from New Beijing Daily to each of our FAW-Volkswagen, Audi, Shanghai-Volkswagen, FAW-Mazda and Toyota dealerships in 2007, 2008 and 2009 and to our Chang An-Mazda dealership in 2008 and 2009, based on a survey among automobile retail customers in the Beijing area; and

•
Most Influential Dealership Brand Award from the CADA to our FAW-Volkswagen and Audi dealerships in 2008.

We believe our success results primarily from our focus on customer service and our operational structure. We strive to deliver a positive experience to our customers and to provide high quality services to meet the needs of an increasingly sophisticated and demanding automobile consumer in our market. Guided by this customer-centric principle in all aspects of our business, we have designed our operations with the aim of establishing long-term customer relationships. We have implemented standardized, customer-friendly sales and service processes, which we believe enhances the experience of our customers. We emphasize the importance of customer satisfaction to our key store personnel by basing a portion of their compensation on the quality of customer service they provide, as determined through our customer satisfaction surveys. We operate a customer service center with dedicated staff at each of our dealerships whose main task is to address customer concerns, evaluate customer satisfaction and provide constant feedback and suggestions to our management.

We believe that our commitment to customer service has not only strengthened our relationships with our existing customers and helped promote customer loyalty for our brand, but has also contributed to our success in attracting new customers and generating repeat business.

Our industry reputation is further enhanced by our branding strategy that we believe creates strong retail brand awareness in our markets. We market all of our various services under our unified retail brand of "Lentuo." We have developed our retail brand based on the principles that we believe differentiate our dealerships from our competitors, such as a firm commitment to customer service, a large selection of car models available to customers, our standardized customer-centric sales and service processes, and the competitive pricing we offer for widely available services. As a result of this unified branding effort, we believe we have achieved marketing and advertising cost savings and efficiencies that provide us with a further competitive advantage.

Valuable Institutional Customers and Industry Relationships

We believe our well-regarded brand name and reputation for high-quality customer service have helped us attract reliable institutional customers such as government entities and taxi companies and develop close cooperative relationships with insurance companies and financial institutions in China. We also benefit from our geographic location in Beijing which, as the political center of China, has a higher concentration of government entities than other cities in China. Our institutional customers contribute substantially to our business, further strengthening our leading position in the market. For example, the Beijing municipal government has procured a high volume of certain brands of vehicles, such as Volkswagen and Audi, from our dealerships since 2003. Our Audi dealership, FAW-Volkswagen dealership and independent automobile repair shop are the designated providers of automobile repair and maintenance services for government vehicles operated by the central state government, the Beijing municipal government and certain district governments in Beijing. In addition, we are a long-term supplier of vehicles to several of Beijing's largest taxi companies and sold over 10,000 vehicles to these taxi companies from 2005 to 2009. In 2009, vehicles sold to institutional customers, including government entities and taxi companies, accounted for 8.0% of our total number of new vehicles sold in that year.

We believe our significant scale of operations and well-regarded brand name have also helped us develop close cooperative relationships with a number of major insurance companies and financial institutions in China. These institutions are key participants in the automobile retail industry and we believe they are critical to an automobile dealer's ability to expand its business. For example, we cooperate with Huaxia Bank, a national bank headquartered in Beijing, to jointly issue a dual-branded Huaxia-Lentuo banking card, which provides us with access to the bank's high net worth customers and allows such customers to enjoy premium services at our dealerships. In addition, our strong industry relationships have been instrumental to our efforts in securing favorable financing terms to support our operations, generating vehicle repair referrals from insurance companies and offering comprehensive insurance-related services at each location.

We believe our broad-based and mutually beneficial commercial relationships with our institutional customers and other industry participants have enhanced our profile within the automobile retail industry and better positioned us to capture potential growth opportunities.

Experienced Management Team

We have a management team with extensive experience and expertise in the automobile retail sector. Mr. Hetong Guo, our founder and chairman, has served in the automobile industry for more than 20 years and has led our company in achieving our success to date. Mr. Guo has established essential industry relationships with many of our key suppliers and institutional customers and he serves in leadership positions at several national and local automobile retail business associations. Mr. Jing Yang, our chief executive officer, has approximately 13 years of experience in the automobile retail industry and has guided us in formulating our growth strategies and expansion plans. Other members of our senior management team have diverse backgrounds and extensive experience in the fields of automobile retailing, business administration, and finance and accounting. We believe our experienced and diverse management team is well suited to successfully execute our growth strategies.

Our Strategies

Our goal is to become the leading automobile retailer in selected markets in China. To achieve this objective, we intend to significantly grow our business by increasing the size and scope of our dealership network through organic expansion and targeted acquisitions, increasing sales at each of our dealerships, focusing on higher margin products and services and developing a new business unit focusing on fleet car leasing and used car sales.

Increase the Size and Scope of Our Dealership Network

We plan to significantly expand the size and scope of our dealership network through organic growth and targeted acquisitions. We intend to capitalize on our local knowledge, industry experience, industry and other relationships and well-known brand name to establish new dealerships. We believe we can leverage our strong and established relationships with leading automakers in China to obtain additional franchises and further expand our network by opening new dealerships.

In addition, there are numerous potential acquisition opportunities as a result of China's highly fragmented automobile retail industry. Acquisitions of existing dealerships typically face fewer administrative hurdles than opening new dealerships. For example, opening a new dealership often requires undergoing burdensome procedures of applying for land use rights or construction permits from local government authorities, which are not required when acquiring an existing dealership. We believe that these factors, together with the increasing amount of capital required to operate an automobile dealership and lack of a viable exit strategy for smaller existing dealership owners, provide an attractive environment for acquisition opportunities.

Through our organic growth and acquisition efforts, we intend to achieve the following objectives:

•
Increase our market share in Beijing.  According to the CADA, the Beijing metropolitan area represents the largest automotive retail market among all cities in China. Our current dealership portfolio in the Beijing market only includes a single dealership for each of the six brands we represent and we believe there is significant opportunity for growth. We intend to increase our market share and expand our network by opening multiple dealerships for our existing brands or for selected additional brands that are not currently in our portfolio.

•
Expand our brand mix.  We will focus on opening or acquiring dealerships representing popular foreign automobile brands. These brands, which have represented the largest sales volume in China, include German and Japanese luxury brands, such as Mercedes-Benz, BMW, Audi and Lexus, and mid-line brands, such as Volkswagen, Toyota, Honda, Nissan and Mazda. Our goal is to diversify our brand mix and avoid concentration in the products of, or cannibalization of sales between the dealerships of, any single manufacturer.

•
Enter geographic regions we do not currently serve.  We plan to enter into new regional markets in China that present strong growth potential, as indicated by a number of factors, such as the ratio of the average selling price of vehicles to GDP per capita and the lack of a dominant dealership or under-representation of certain premier brands in the region. We have identified Tianjin Municipality, Hebei Province, Inner Mongolia, Shandong Province and Jiangsu Province as the first priority regions for us to establish or acquire dealerships. In expanding our geographic footprint, we will also explore opportunities to form joint ventures with regional partners who can assist us in obtaining regulatory approvals, land or financing resources in the region.

Increase Sales at Existing Dealerships

We believe there is significant opportunity for sales growth at each of our dealerships. We plan to increase sales and profitability by striving to:

•
continually provide a high level of customer service to meet the needs of increasingly sophisticated and demanding automobile consumers;

•
continually update our service procedures and protocols to anticipate the needs of our customers and establish relationships that will result in both repeat business and new business through customer referrals;

•
closely monitor market trends, sales performance and customer requirements for different services and make corresponding adjustments to optimize our product and service offerings and maximize sales. For example, we plan to modify the interior design of our showrooms by opening a designated area for the sale of popular automobile accessories at our dealerships;

•
leverage our strong relationships with automobile manufacturers to offer vehicle models with more combinations of features for our customers to choose from;

•
utilize our group's aggregate ordering and procuring power to obtain better commercial terms from the suppliers of spare parts, automobile accessories and automobile-related financing or insurance products;

•
use information technology to increase productivity and enhance our customer relationships. For example, we plan to develop and install an Enterprise Resource Planning system, a company-wide dealership management tool and database, across all of our dealerships to better manage our daily operations, better understand our customer profiles, and implement more effectively our vehicle sales and service marketing programs and financial control systems;

•
rotate our store managers among different dealerships to ensure successful experience sharing and extensively train our sales and service staff to promote the quality and efficiency of services provided and to enhance our customers' satisfaction; and

•
strengthen our existing relationships with, and further develop new business from, institutional customers.

We believe the above measures will help us attract more customers and further enhance the revenues and profitability at each of our dealerships.

Focus on Higher Margin Products and Services

While new vehicle sales are fundamental to our business, other products and services, such as automobile repair and maintenance service, automobile accessories sales and the arrangement of insurance and financing for our customers, generally provide significantly higher profit margins. We will focus on expanding our higher margin products and services to increase our profitability.

•
Automobile repair and maintenance service.  We offer parts, perform vehicle service work and operate repair centers at our dealerships, all of which provide important sources of recurring revenues with generally higher gross profit margins than new vehicle sales. We expect to continue to improve our automobile repair and maintenance service profitability and expand this business by (i) maximizing the use of our existing service capacity, (ii) adding new service bays, (iii) upgrading equipment, where appropriate, (iv) capitalizing on our training programs to recruit and train skilled technicians and service advisors, and (v) continuing to develop long-term customer relationships and emphasize preventative maintenance.

•
Automobile accessories.  We intend to expand the sales of automobile accessories by opening a designated area at each of our dealerships to promote top-quality automobile accessories, including electronics (such as GPS systems, audio and video equipment), styling products (such as decals, seat covers and floor mats) and automobile care products (such as care products for engines, brakes and tires, and waxes and polishes). We believe there is significant growth potential for our automobile accessories business given the increasing demand for automobile styling and care products among our customers.

•
Insurance and finance.  We intend to cooperate with insurance companies to offer extended service contracts and packaged maintenance programs to our customers to supplement the manufacturers' warranties. We intend to offer a range of finance and leasing alternatives to facilitate the purchase of vehicles. Furthermore, based on size and scale, we will continue to negotiate with insurance providers and lending institutions to increase our level of commissions on each of the products and services we sell.

Develop a New Business Unit Focusing on Fleet Car Leasing and Used Car Sales

We plan to leverage our significant scale of operations and strong relationships with automobile manufacturers to develop a new business model focusing on a complementary fleet car leasing and used car sales operations. We intend to enter the fleet car leasing business by making volume purchases of large numbers of vehicles from automobile manufacturers, which will further enhance our relationships with the manufacturers and thereby allow us to lower our per vehicle purchase costs. We will lease these vehicles to retail car rental companies that offer short-term rental services to individual customers. After six to twelve months in service, such rental cars will then be offered for sale by us as used vehicles. We believe used vehicles of this age range are the most sought after in the used car market and can generate higher margins than new vehicle sales. We intend to benefit from this new business model in the following ways:

•
Capitalize on the demand for new and more diversified models of rental cars.  We believe the market demand for new and more diversified models of rental cars is currently underserved because most retail car rental companies in China do not have ready access to new vehicle supplies or the significant capital that is required for upgrading rental car fleets. We believe our automobile retail operations and strong relationships with automakers better position us to offer fleet car leasing to retail car rental companies and address this market demand.

•
Achieve synergies among fleet car leasing, used car sales and automobile repair and maintenance service.  The fleet car leasing business will provide us with access to a steady and dependable supply of late-model, used vehicles that are readily available for sale. In addition, the large volume of leased vehicles would remain under factory warranty, allowing our dealerships to provide captive automobile repair and maintenance services during the lease period.

•
Capture the substantial growth opportunity in the used car sales market.  We believe one significant barrier to the development of a used car market in China is the insufficient supply of used vehicles. With access to a steady and dependable supply of used vehicles from our fleet car leasing operations, we will be well positioned to substantially grow our used car sales, which we expect to generally result in higher gross margins than new vehicle sales.

•
Increase bargaining power with automobile manufacturers.  As we substantially increase our volume of new vehicle procurement from automobile manufacturers to support the fleet car leasing operations, we will increase our bargaining power with automakers and be better positioned to negotiate for larger volume-based rebates and other benefits such as extended warranties and favorable financing terms.

We believe our above strategy would complement our existing new vehicle sales, particularly in periods of economic downturn when new vehicle sales may be adversely affected. During such times, we believe automobile manufacturers are also more likely to offer significant incentives to fleet purchasers such as car leasing companies. We believe developing a new business unit focusing on fleet car leasing and used car sales will further diversify our revenue sources and enhance our ability to mitigate the cyclical nature of the automotive retail business.

Dealership Operations

Overview

As of June 30, 2010, we operated six franchise dealerships, ten automobile showrooms and one automobile repair shop in the Beijing metropolitan area. The following is a breakdown of our franchise dealerships:

Franchise Dealership	Date of Initial Operation
FAW-Volkswagen	December 1997
Audi	March 2003
FAW-Mazda	March 2003
Shanghai-Volkswagen	May 2004
Toyota	April 2005
Chang An-Mazda	April 2008

Each of our dealerships is operated as a distinct profit center for a specific franchise and engages in vehicle sales, automobile repair and maintenance service operations and other related services at one location. Our dealerships are supported by a network of smaller showrooms that we set up in areas with significant customer concentration and convenient transportation access. Operated at a much lower cost than the 4S stores, these showrooms are not associated with any specific franchise, but provide wider geographic coverage and function as our marketing outposts for multiple brands in order to access a larger pool of potential customers and channel them to our specific brand-name dealerships suitable to the customers' purchasing needs.

The following table sets forth our revenues by brand for the three years ended December 31, 2009 and the six months ended June 30, 2009 and 2010:

	Years Ended December 31,						Six Months Ended June 30,
Brand/Dealership	2007 (RMB in thousands)	% of Total	2008 (RMB in thousands)	% of Total	2009 (RMB in thousands)	% of Total	2009 (RMB in thousands)	% of Total	2010 (RMB in thousands)	% of Total
Audi	470,770	28.4%	640,973	34.1%	729,954	31.2%	329,155	30.3%	446,882	34.0%
FAW-Volkswagen	592,021	35.7%	483,221	25.7%	642,941	27.5%	327,098	30.1%	309,144	23.5%
FAW-Mazda	262,717	15.9%	322,414	17.2%	393,736	16.8%	181,948	16.8%	239,110	18.2%
Shanghai-Volkswagen	164,613	9.9%	124,592	6.6%	164,848	7.0%	73,196	6.7%	123,008	9.4%
Toyota	140,817	8.5%	205,266	10.9%	233,074	10.0%	94,567	8.7%	131,053	10.0%
Chang An-Mazda(1)	21,954	1.3%	98,300	5.2%	172,584	7.4%	78,180	7.2%	60,696	4.6%
Other(2)	3,917	0.2%	4,513	0.2%	4,354	0.2%	849	0.1%	2,928	0.2%

Total	1,656,809	100%	1,879,279	100%	2,341,491	100%	1,084,993	100%	1,312,821	100%

(1)
The sales in 2007 represent certain domestic vehicle brands sold by Beijing Tuojiacheng Commercial & Trading Co., Ltd., which only began selling Chang An-Mazda vehicles in 2008.

(2)
This represents the revenues of Beijing Tuozhan Automobile Repair Co., Ltd. and Beijing Lentuo Automobile Leasing Co., Ltd.

The following table sets forth our revenues and gross margin by revenue source for the three years ended December 31, 2009 and the six months ended June 30, 2009 and 2010:

	Years Ended December 31,						Six Months Ended June 30,
	2007		2008		2009		2009		2010
	Revenues (RMB in thousands)	Gross Margin (%)	Revenues (RMB in thousands)	Gross Margin (%)	Revenues (RMB in thousands)	Gross Margin (%)	Revenues (RMB in thousands)	Gross Margin (%)	Revenues (RMB in thousands)	Gross Margin (%)
New vehicle sales	1,575,666	7.1%	1,744,610	7.6%	2,131,403	7.3%	997,130	5.5%	1,178,247	6.8%
Automobile repair and maintenance service	74,892	29.6%	125,809	43.6%	203,083	57.4%	83,810	58.2%	130,169	55.2%
Other services	6,251	94.1%	8,860	94.0%	7,005	96.7%	4,053	97.3%	4,405	88.7%

Total	1,656,809	8.4%	1,879,279	10.4%	2,341,491	11.9%	1,084,993	10.0%	1,312,821	11.9%

Franchise Agreements with Automobile Manufacturers

Each of our dealerships operates a franchise granted by the applicable automobile manufacturer (or in some cases the authorized distributor). The typical automobile franchise agreement specifies the area within which the dealer has the right and obligation to sell the manufacturer's automobiles and related parts and products and to perform certain approved services. The designation of such areas and the allocation of new vehicles among dealerships are subject to the discretion of the manufacturer, which generally does not guarantee exclusivity within a given territory to a dealership. The franchise agreement grants the dealer the non-exclusive right to use and display the manufacturer's trademarks, service marks and designs in the form and manner approved by the manufacturer.

Our franchise agreements, together with the manufacturers' dealership manual, services manual or operating standards book that are referenced in the franchise agreements, impose requirements on virtually every aspect of our dealership's operations. For example, such agreements typically contain provisions and standards related to:

•
the achievement of certain sales and customer satisfaction targets;

•
inventories of new vehicles and manufacturer replacement parts;

•
the maintenance of necessary net working capital;

•
facilities and placement of signage;

•
procedures for inspection, testing and evaluation by the manufacturer;

•
advertising, marketing, deposit and warranty practices;

•
products authorized to be offered to customers;

•
after-sales services;

•
data sharing regarding market trends and customer statistics;

•
dealership management;

•
personnel training;

•
information systems; and

•
dealer's monthly and annual sales and financial reporting to the manufacturer.

Our compliance with these requirements is closely monitored by the manufacturers. Any failure to comply that is not cured within a specified period of time may give rise to early termination of the franchise agreement by manufacturers. In addition, a number of franchise agreements contain provisions requiring the manufacturer's prior approval of changes in ownership, management or organizational structure of the dealership.

Most of our franchise agreements expire after a specified period of time, ranging from one to two years, and we expect to renew any expiring agreements in the ordinary course of business. Typical franchise agreements provide for termination or non-renewal by the manufacturer under certain circumstances, including:

•
failure to maintain any license, permit or authorization required for the conduct of business;

•
insolvency or bankruptcy of the dealership;

•
failure to adequately operate the dealership or to maintain the required capitalization level;

•
impairment of the reputation or financial condition of the dealership;

•
failure to meet sales targets or customer satisfaction criteria;

•
difficulties in personnel management or organizational structure that hamper the implementation of material terms of a franchise agreement;

•
refusal to submit to the manufacturer's inspection;

•
change of control of the dealership without the manufacturer's approval;

•
failure to complete facility upgrades required by the manufacturer or agreed to by the dealer; or

•
material breach of other provisions of the franchise agreement.

A number of our franchise agreements also allow either party to terminate the agreement under any circumstances as long as a prior written notice is given. Although our franchise agreements may not be renewed or may be terminated prior to the conclusion of their terms, we have not, to date, experienced any such termination or non-renewal.

New Vehicle Sales

We represent German and Japanese brands of luxury and mid-line vehicles and sell six different brands and over 30 different models of new passenger vehicles, including sedans, sports cars, sport utility vehicles and mini-vans. In 2009, we sold 15,047 new vehicles through our dealerships. New vehicle sales constituted 91.0% of our total revenues and 55.8% of our total gross profit for the year ended December 31, 2009. The following tables set forth a number of key metrics for our new vehicle sales operations at each of our dealerships for the three years ended December 31, 2009 and the six months ended June 30, 2010:

	Six Months Ended June 30, 2010
	Audi	FAW- Volkswagen	FAW- Mazda	Shanghai- Volkswagen	Toyota	Chang An- Mazda
	(RMB in thousands, except for unit and per unit data)
New vehicle sales revenues	391,404	293,882	214,762	112,453	114,710	51,036
Cost of goods sold	(347,803)	(267,951)	(209,199)	(108,462)	(112,498)	(50,471)
Gross profit	43,601	25,931	5,563	3,991	2,212	565
Gross margin	11.1%	8.8%	2.6%	3.5%	1.9%	1.1%
Units sold	905	2,712	1,422	868	580	526
Revenues per unit	432,491	108,364	151,028	129,554	197,776	97,027
Gross profit per unit	48,178	9,562	3,912	4,598	3,814	1,074

	Year Ended December 31, 2009
	Audi	FAW- Volkswagen	FAW- Mazda	Shanghai- Volkswagen	Toyota	Chang An- Mazda
	(RMB in thousands, except for unit and per unit data)
New vehicle sales revenues	635,360	620,956	358,933	148,154	209,880	158,120
Cost of goods sold	(577,865)	(570,533)	(346,863)	(137,753)	(195,735)	(146,748)
Gross profit	57,495	50,423	12,070	10,401	14,145	11,372
Gross margin	9.0%	8.1%	3.4%	7.0%	6.7%	7.2%
Units sold	1,580	6,791	2,476	1,349	1,173	1,678
Revenues per unit (RMB)	402,127	91,438	144,965	109,825	178,926	94,231
Gross profit per unit (RMB)	36,389	7,425	4,875	7,710	12,059	6,777

	Year Ended December 31, 2008
	Audi	FAW- Volkswagen	FAW- Mazda	Shanghai- Volkswagen	Toyota	Chang An- Mazda
	(RMB in thousands, except for unit and per unit data)
New vehicle sales revenues	584,665	466,917	302,221	111,904	188,486	90,417
Cost of goods sold	(543,057)	(433,711)	(275,850)	(102,568)	(174,697)	(82,669)
Gross profit	41,608	33,206	26,371	9,336	13,789	7,748
Gross margin	7.1%	7.1%	8.7%	8.3%	7.3%	8.6%
Units sold	1,469	5,336	2,025	913	1,025	921
Revenues per unit (RMB)	398,002	87,503	149,245	122,567	183,889	98,173
Gross profit per unit (RMB)	28,324	6,223	13,023	10,226	13,453	8,413

	Year Ended December 31, 2007
	Audi	FAW- Volkswagen	FAW- Mazda	Shanghai- Volkswagen	Toyota	Chang An- Mazda*
	(RMB in thousands, except for unit and per unit data)
New vehicle sales revenues	437,132	581,602	252,544	155,421	132,288	16,679
Cost of goods sold	(392,036)	(547,674)	(230,585)	(152,544)	(125,632)	(15,995)
Gross profit	45,096	33,928	21,959	2,877	6,656	684
Gross margin	10.3%	5.8%	8.7%	1.9%	5.0%	4.1%
Units sold	1,008	7,862	1,710	1,149	769	321
Revenues per unit (RMB)	433,663	73,976	147,687	135,266	172,026	51,960
Gross profit per unit (RMB)	44,738	4,315	12,842	2,504	8,655	2,131

*
This represents certain domestic vehicle brands sold by Beijing Tuojiacheng Commercial & Trading Co., Ltd. in 2007. It only began selling Chang An-Mazda vehicles in 2008.

We sell new vehicles to individual retail customers as well as institutional customers such as taxi companies and government entities. Our sales to individual retail customers accounted for approximately 92.0% of our total new vehicle sales in 2009. The Beijing municipal government has procured certain brands of vehicles, such as Volkswagen and Audi, from our dealerships since 2003.

We acquire our new vehicle inventory from manufacturers. Manufacturers allocate limited inventory among their franchised dealers based primarily on sales volume and input from dealers. The new vehicles we sell are either made in China by joint ventures formed between foreign manufacturers and domestic automakers such as FAW, SAIC Motors and Chana Auto or imported directly from foreign manufacturers. Our sales of joint venture-manufactured vehicles accounted for 93.1% of our total new vehicle sales in 2009. We finance our inventory purchases through our short-term credit facilities with the manufacturers and a number of Chinese domestic banks.

A typical new vehicle retail sale creates additional profit opportunities for a dealership through the receipt of manufacturer incentives, the sale of third-party finance or insurance products in connection with the retail sale and the service and repair of the vehicle sold. We seek to establish long-term relationships with our customers that will result in repeat and referral business.

Automobile Repair and Maintenance Service

We provide automobile repair and maintenance service and sell replacement parts and automobile accessories at all of our franchise dealerships, primarily for the vehicle brands sold at those dealerships. We also maintain one automobile repair shop in close proximity to one of our dealerships. Automobile repair and maintenance service accounted for approximately 8.7% of our total revenues and 41.8% of our total gross profit for the year ended December 31, 2009. The following table sets forth the number of service bays we operate and the daily repair capacity at each of our franchise dealerships and repair shop as of June 30, 2010:

Store	Number of Service Bays	Daily Service Capacity (Number of Vehicles)
Audi	35	95
FAW-Volkswagen	25	80
Shanghai-Volkswagen	17	50
Toyota	28	90
FAW-Mazda	28	90
Chang An-Mazda	21	80
Other	33	99

Total	187	584

Our existing service capacity has been sufficient to meet historical service demands and we have not experienced any shortage of service staff or service bays. We believe our existing capacity at all of our dealerships can sustain the expansion of our automobile repair and maintenance services in the next 12 months. Beyond this 12-month period, we plan to add service bays at the Audi and Chang An-Mazda dealerships by 2012, in anticipation of the service demands outgrowing our more limited capacity at these two dealerships.

Historically, our automobile repair and maintenance service revenues have been more stable than our new vehicle sales. Industry-wide, automobile repair and maintenance service revenues have consistently increased over time primarily due to the increased cost of maintaining vehicles, the added technical complexity of newer vehicles and the increased number of vehicles on the road. Our automobile repair and maintenance service business benefits from the service work generated through the sale of new vehicles under factory warranty to customers who typically service their vehicles at the same location at which they purchased them.

In our automobile repair and maintenance service operations, we provide routine automobile repair and maintenance for normal wear and tear of a vehicle and for damages not covered by warranty or insurance, which is typically paid for by the customers themselves. In addition, we also provide repairs for vehicle damages that are under factory warranty or covered by insurance, which is paid for either by automobile manufacturers or by insurance companies. For the year ended December 31, 2009, our service work paid for by manufacturers and insurance companies accounted for approximately 15.6% of our automobile repair and maintenance service revenues.

We believe that the increased use of advanced technology in vehicles has made it difficult for independent repair shops to remain current with the necessary expertise to perform major or technical repairs, especially for luxury and mid-line vehicles. In addition, all manufacturers require factory warranty work to be performed only at authorized dealerships. As a result, unlike independent service stations or independent car dealerships with service operations, our franchise dealerships are specifically qualified to perform work covered by manufacturer warranties on increasingly technologically complex vehicles. All of the automobile mechanics employed by us to perform repair and maintenance work at our various dealerships were either certified by the automobile manufacturers or had graduated from manufacturer-approved or industry-certified training programs.

We also assist in automobile recalls conducted by the manufacturers. In the event of a recall campaign, the automakers typically notify us prior to the commencement of the campaign and provide us with various documents including repair instructions and the response script for customers' frequently asked questions. We maintain records of all relevant correspondence with our customers and provide regular updates to the automaker regarding the recall campaign. We are not liable for any damages caused by the automaker under the recalls. All of our work done in connection with the recalls is charged to the automaker.

We seek to retain each vehicle purchaser as a long-term customer of our automobile repair and maintenance service department. Currently approximately 50.0% of our customers return to our dealerships for services after the factory warranty expires. We believe a significant opportunity for growth exists in our automobile repair and maintenance service business as we further improve our operations and offer cost-effective services and competitive pricing to retain customers when the factory warranty expires. Each of our dealerships has systems in place to track customer maintenance records and to notify owners of vehicles purchased at the dealership when their vehicles are due for periodic services. Service and repair activities are an integral part of our overall approach to customer service, and our automobile repair and maintenance service business offers our customers all the services needed to maintain their vehicles.

In order to improve the profitability of our automobile repair and maintenance service business and the quality of our services, we continue to recruit and train technicians and other employees at our service centers. We also have staff dedicated to maintaining periodic contact with our customers. Furthermore, we have continued to add sophisticated equipment to our service centers to assist our technicians in identifying issues with our customers' vehicles and promoting incremental service sales.

Other Services

Insurance and Finance.    We assist our customers in procuring automobile insurance products, such as mandatory third-party insurance and insurance covering fire, theft and body damage, and also help arrange for third-party financing of the sale of new vehicles to customers. The third-party vendors with whom we have established regular business relationships include, among others, PICC Property and Casualty Company, the financing subsidiaries of FAW, Volkswagen and Toyota, Huaxia Bank and Shenzhen Development Bank. We assist our customers in selecting the insurance and financing products that best suit their specific needs.

We earn sales-based commissions on all of the financing and insurance products we sell for third parties, including manufacturer-affiliated finance subsidiaries and insurance companies. In 2009, we arranged for customer financing and insurance on approximately 6.3% and 53.6%, respectively, of the new vehicles purchased at our dealerships. For the year ended December 31, 2009, insurance and finance services accounted for less than 0.3% of our total revenues. We do not assume liability for the credit risk associated with these financing transactions, which is instead borne by the financial institutions providing the credit. We also do not bear any risk related to insurance payments, which is borne by the insurance companies providing the coverage. We receive favorable pricing on many of the insurance products that we provide as a result of our size and sales volume.

Other.    We currently have limited operations relating to car rentals, which account for an insignificant portion of our total revenues and gross profit for the year ended December 31, 2009. Our current car rental business primarily offers luxury or specialty vehicles for business use by corporations or corporate executives. As part of our growth strategies, we plan to develop our fleet car leasing and used car sales business. See "—Our Strategies—Develop A New Business Unit Focusing on Fleet Car Leasing and Used Car Sales."

Dealership Management

In managing our dealership portfolio, we employ a system whereby certain administrative and strategic functions of the business are centralized, while each franchise dealership is separately managed following the automobile manufacturer's specific guidelines and standards on operations for that franchise. Our corporate office is responsible for, among other things, the capital structure of the business, its expansion and operating strategy, internal controls, parts procurement and negotiation with third-party vendors. The centralization of key functions at the group level enables us to recognize certain synergies within our dealership operations as a whole, gain better bargaining power over third parties and obtain volume-based rebates or discounts from suppliers. This management structure has also helped us establish ourselves under a single, independent brand name in the market in which we operate.

The implementation of our operational, policies and procedures, which are established by our corporate office, is the responsibility of each dealership's management team. The general manager of each dealership, with assistance from the managers of vehicle sales, automobile repair and maintenance service, marketing and administration, is ultimately responsible for the operation, personnel and financial performance of his or her dealership. We link compensation of our dealership management team to performance by relying on an incentive-based pay system. We compensate our general managers based on dealership profitability, while our departmental managers and salespeople are similarly compensated based on departmental profitability and individual performance.

We plan to develop and install an Enterprise Resource Planning system, which is a company-wide dealership management tool and database, across all of our dealerships to better manage our daily operations, better understand our customer profiles, and implement more effectively our vehicle sales and service marketing programs and financial control systems. Through this new system, we intend to aggregate financial, accounting and operational data received from our dealerships and create a consolidated view of the business for our corporate management to monitor our sales, profitability and inventory on a regular basis.

Suppliers

We source all of our new vehicles from the joint ventures established by foreign automakers in China or their exclusive distributors in China. The automobile manufacturers set annual non-binding supply quotas of new vehicles for each of their franchise dealerships as part of the annual sales plans. These quotas are determined after consideration of a variety of factors, including the manufacturer's own annual production plans and the dealership's purchase orders and sales record, and may be changed at the manufacturer's discretion. In addition, we source our spare parts from the automakers and also source certain automobile accessories and other automobile-related products from independent suppliers.

We take ownership of the automobiles from the manufacturers upon delivery of the automobiles. New vehicles are delivered to us on the basis of orders placed by each of our dealerships. The manufacturers are responsible for the transportation of the new automobiles and bear the associated costs, such as insurance and logistical expenses. Title and risk of the new automobiles are transferred to us at our dealerships or our warehouses.

In line with industry practice, the automobile manufacturers require dealers to make full payment of the purchase price before delivery of the new vehicles. We typically obtain short-term credit facilities from banks or the manufacturers' financing subsidiaries. The maximum amount we can draw from the facilities depends on the amount of deposits we are required to maintain at the relevant financing institutions. The financial institutions typically pay the purchase price out of credit facilities and we will then repay the loan under the financing arrangements. In such cases, title and risk of the new vehicles are still transferred to us at our dealership upon delivery.

Our top three suppliers are automobile manufacturers that supply us with new automobiles and spare parts. Purchases from our top three suppliers, FAW-Volkswagen, Audi and FAW-Mazda, accounted for approximately 80.7% of our total purchases in 2007, 77.6% of our total purchases in 2008 and 75.8% of our total purchases in 2009. Our top suppliers that accounted for more than 10% of our total purchases were FAW-Volkswagen, Audi and FAW-Mazda in 2007 and 2009, and FAW-Volkswagen, Audi, Toyota and FAW-Mazda in 2008.

Inventory Management

We manage and maintain our inventories to achieve cost-efficiency, quality control and the timely distribution and sales of new vehicles, spare parts and automobile accessories. We monitor our inventory at each of our dealerships using a database tool, which enables our senior management to be actively involved in setting inventory standards and in managing our inventory turnover of each dealership in a real-time manner. In addition, the function of inventory sourcing is concentrated at our group level, which enables us to utilize our aggregate budgeting, ordering and procuring power with an aim to obtain competitive pricing.

Customer Service

The success of our dealerships depends in significant part on our ability to deliver a positive experience to our customers. As typically required by automobile manufacturers, we operate a customer service center with dedicated staff at each of our dealerships. We closely follow the service guidelines issued by manufacturers and have implemented standardized, customer-friendly sales and service processes. For example, we have a routine procedure to seek customer feedback throughout a customer's visit as well as a customer-friendly sales menu designed to provide clear disclosure of transaction terms. To evaluate our performance, we conduct customer satisfaction surveys by phone on a monthly basis that are designed to reach all of our customers in that month. Based on the analysis of customer feedback, we adopt measures to improve our service quality. We believe these processes improve the sales and service experience of our customers.

In addition to following manufacturers' service manuals, we take additional steps to further enhance our customer service. We emphasize the importance of customer satisfaction to our key store personnel by basing a portion of their compensation on the quality of customer service they provide in connection with vehicle sales and service, as determined through our customer satisfaction surveys. Each of our dealerships has systems in place to track personal customer information and maintenance records. Such systems can send text messages to notify owners of vehicles purchased at our dealerships when their vehicles are due for periodic servicing and also generate greetings to our customers on special occasions such as birthdays, anniversaries or festivals.

Marketing

Our marketing efforts focus on both mass marketing and targeted marketing and are designed to build our business with a broad base of repeat, referral and new customers. In addition to certain promotional events in connection with new automobile models which we jointly organize with the relevant automakers, we engage in a broad range of marketing and advertising activities on our own initiative. Such activities primarily include on-site marketing events, newspaper, radio and Internet advertisements, text messaging and outdoor billboard advertisements. We typically increase our marketing and promotional activities shortly before the Chinese New Year holidays in January or February, the Labor Day holidays in May and the National Day holidays in October. Because we have consolidated our operations under the retail brand of Lentuo, we are able to focus our efforts on building consumer awareness of our single retail brand as well as on the individual brands that are sold at our dealerships.

We also market our dealerships and vehicle offerings via the Internet. We believe new car buyers increasingly consult the Internet for new car information, which often results in better-informed customers and a more efficient sales process. As part of our Internet marketing strategy, we are focused on developing websites and an Internet sales process that appeal to on-line automobile shoppers. Furthermore, we also seek to obtain high visibility on the Internet through Internet search engines or popular website portals.

Competition and Pricing

The automobile retail industry is highly competitive. In a large metropolitan area such as Beijing, where we operate all of our existing businesses, consumers have a number of choices in deciding where to purchase a new or used vehicle and where to have such a vehicle serviced. According to the CADA, as of December 31, 2009, there were over 600 franchise automobile dealerships in operation in the Beijing metropolitan area and over 13,000 franchise dealerships in operation in all of China.

Vehicle Sales

In vehicle sales, our dealerships compete with other dealerships operating in Beijing. We are subject to competition from dealers that sell the same brands of new vehicles that we sell and from dealers that sell other brands of new vehicles that we do not sell. We do not typically have cost advantages in purchasing new vehicles from the manufacturers. Instead, we rely on advertising and merchandising, sales expertise, service reputation, strong local brand names and the location of our dealerships and showrooms to sell new vehicles. As we further grow our used vehicle operations, we will compete with other franchise dealerships, independent used car dealers, Internet-based vehicle brokers and private parties for the supply and resale of used vehicles. We believe that the principal competitive factors in vehicle sales are the ability of dealerships to offer a wide selection of popular vehicles, pricing, location of dealerships, suitability of the facility, on-site management, on-site repair and maintenance services and the quality of customer service. Our main competitors in the local Beijing market include Beijing Automobile Repair Company, Beijing Tengda Automobile Sales & Service Co., Ltd. and Beijing Yuntong Group. We will face increased competition from other dealer groups as we expand into other regional markets in China.

The price of the vehicles we sell are determined by a number of factors, including the retail price suggested by manufacturers, market demand for the vehicles sold and standard retail rebates and dealer incentive rebates offered by manufacturers. Except for certain popular vehicles that are in high demand and can sell at the suggested retail prices, car dealers typically pass on the standard retail rebates offered by manufacturers to customers in order to promote sales and meet manufacturers' assigned sales targets. As a result, a dealer's ability to sell new vehicles at competitive prices substantially depends on the extent of incentive rebates such dealer can obtain from the manufacturers. The size, scale and operating track record of a dealership are important factors for negotiating incentive rebates with manufacturers. We have generally received the full purchase rebates allowable under the manufacturers' sales policy as a result of our scale, operating history and high customer satisfaction ratings.

Automobile Repair and Maintenance Service

In automobile repair and maintenance service, we compete with other franchise dealers to perform warranty repairs and with other automobile dealers and franchises and independent service centers for non-warranty repair and routine maintenance business. We compete with other automobile dealers, service stores and auto parts retailers in our parts operations. We believe that the principal competitive factors in repair and maintenance service operations are the use of factory-approved replacement parts, price, the familiarity with a manufacturer's brands and models, the quality of customer service and a dealer's ability to develop long-term customer relationships that generate repeat business. Automobile manufacturers typically set the price we charge our customers for providing automobile repair and maintenance services under factory warranties. A number of regional service center chains, independent garages as well as some competing franchise dealers may offer certain automobile repair and maintenance services at prices lower than those we offer.

Insurance and Finance

In insurance and finance services, we face competition in arranging insurance and financing for our customers' vehicle purchases from a broad range of financial institutions. Many financial institutions are now offering insurance and finance products directly to customers, which may reduce our commission income from the sale of these products. Our ability to offer manufacturer-subsidized financing terms as part of an incentive-based sales strategy can place us at a competitive advantage relative to independent companies. We believe that the principal competitive factors in the vehicle insurance and finance business are interest rates, convenience of "one-stop shopping", which we offer by arranging vehicle insurance and financing at the point of purchase, product knowledge and flexibility in contract length.

Acquisitions

We may compete with other dealer groups for acquisitions. Some of our competitors may have greater financial resources, which could drive up the acquisition pricing of target dealerships. We may not be able to fully implement our growth through acquisition strategy if attractive targets are acquired by competing buyers or if pricing increases to the point where an acceptable rate of return is not likely to be achievable.

Human Resources

We employed 916 people as of June 30, 2010. We believe our relationship with our employees is favorable. The following table sets forth the number of our employees categorized by our areas of operation as of June 30, 2010:

Number of Employees
Vehicle sales	169
Automobile repair and maintenance service	338
Customer service and marketing	53
Finance and treasury (including dealership cashiers)	58
Administrative	77
Senior management	33
Logistics, trainees and other	188

Total	916

We mainly recruit our employees through online placement services, job fairs, vocational school interviews and referrals from placement agencies. In anticipation of our business expansion, we have strengthened our efforts in training and preparing qualified staff for managerial positions and in hiring additional sales personnel and automobile technicians to meet our increasing needs. For example, we have engaged an outside consulting firm, together with our internal training specialists, to offer special training programs on management for selected personnel at our company. In addition, we have also increased our recruiting efforts through online placement services and internal referrals to expand our reserve of potential hires.

We offer our employees competitive compensation packages and various training programs, which are intended to attract and retain qualified personnel. In addition to a base salary, we offer our employees annual or monthly merit-based bonuses based on the overall performance of our company, his or her department and individual performance. Our corporate executives and dealership general managers attend an annual management training program at Tsinghua University to assist them in setting and reaching professional goals and effectively managing their staff. In addition, our sales personnel and service technicians are required to undergo training provided by the vehicle manufacturers and certain of our vendors each year and be certified on various subjects upon passing a written examination. Our employees also regularly attend internal classes and seminars in the areas of corporate culture, compliance, ethics, working skills and team building. We believe as the knowledge base of our employees increases, we not only build their confidence and improve their performance, but also provide a better experience for our customers as they interact with those employees.

We typically enter into a standard employment agreement with a term of one to two years with most of our employees, and a term of three or more years with all of our employees in key managerial positions. The employment agreements with our employees in key managerial positions also contain confidentiality and non-competition provisions. Such provisions prohibit the employees from disclosing confidential information or engaging in any activities that directly or indirectly compete with our business during, and for two years (in the case of non-competition obligations, seven years) after, the period of their employment with us.

As required by PRC regulations, we participate in various mandatory employee benefit plans that are provided by municipal and provincial governments, including housing, pension, medical, unemployment benefits, personal injury insurance and maternity insurance plans. We are required under these regulations to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member's retirement date. The total amount of contributions we made to employee benefit plans for the three years ended December 31, 2009 was approximately RMB14.6 million.

Our employees are not represented by any collective bargaining agreements or labor unions. We have not experienced any labor disputes.

Trademarks

Our trademark, ("Lentuo" in English), was awarded the title of "Well-Known Brand" by the Beijing Administration of Industry and Commerce in June 2010 based on the market recognition of the brand in the Beijing automobile market. We use this registered trademark free-of-charge pursuant to an irrevocable and exclusive license from Mr. Hetong Guo, our founder and chairman, who owns the trademark. The license is effective during the entire term of the trademark and will be extended if the registration of the trademark is renewed upon its expiration. The current registration of the trademark we use in China is effective for ten years and will expire in April 2014, but can be renewed periodically. We have also authorized the use of the trademark by four other companies owned by Mr. Hetong Guo or his family member that are engaged in businesses unrelated to automobile retailing.

Pursuant to franchise agreements with vehicle manufacturers, we have the right to use and display manufacturers' trademarks, logos and designs at our stores and in our advertising and promotional materials, subject to certain restrictions. We also have licenses pursuant to various agreements with third parties authorizing the use and display of the marks and/or logos of such third parties, subject to certain restrictions.

Insurance

The automotive retail business is subject to substantial risk of property loss as a result of the vehicle inventory and the significant concentration of property values at dealership locations. Automotive dealerships generally require significant levels of insurance covering a broad variety of risks. We carry property and casualty insurance policies to cover the risk of inventory loss or damages to our buildings and other fixed assets, up to an aggregate limit of RMB400 million. We do not maintain business interruption insurance or key-man life insurance. We believe our insurance coverage is customary and standard for companies of comparable size in comparable industries in China. However, we cannot assure you that our existing insurance policies are sufficient to insulate us from all losses and liabilities that we may incur. See "Risk Factors—Risks Related to Our Business and Our Industry—Our insurance coverage is limited and we may incur substantial costs as a result of a severe business liability or disruption or other unexpected events, which could have a material adverse effect on our financial condition and results of operations."

Principal Facilities

Currently, we operate six franchises situated at six dealership locations, ten independent showrooms and one independent repair shop in Beijing, China. Set forth in the table below is certain information relating to the principal properties that we use in our business.

Occupant	Location	Use	Lease/Own
Tuozhan Industrial & Trade Development Co., Ltd.	292 Zhangjiadian, Shibalidian Town, Chaoyang District, Beijing	FAW-Volkswagen dealership, 5,800 square meters	We own the facilities; the underlying land is collectively owned rural land on a sublease from Beijing Ruitong Yulong Investment Co., Ltd., or Ruitong Yulong*
Lentuo Aotong Automobile Trading Co., Ltd.	A-1 Yaojiayuan Road East, Dongfangjiye International Auto City, No. 1 Exhibition Hall, Beijing	Audi dealership, 6,100 square meters
We own the facilities; the underlying land is state-owned land on a lease from Beijing Dongfang Jiye Investment Co., Ltd., or Dongfang Jiye, and is part of a larger parcel of land as to which Dongfang Jiye has the land use right*
Lentuo Chengxin Commercial & Trading Co., Ltd.	15 Wanyuan Street, Economic & Technology Development Zone, Beijing	FAW-Mazda dealership, 9,000 square meters	We own the facilities and the land use right as to the underlying land
Lentuo Huitong Automobile Sales Service Co., Ltd.	Block D, 56 East Fourth Ring Expressway South, Chaoyang District, Beijing	Shanghai-Volkswagen, 5,500 square meters	We own the facilities; the underlying land is collectively owned rural land on a sublease from Beijing Ruitong Yulong Investment Co., Ltd., or Ruitong Yulong*
Yuantongqiao Toyota Automobile Trading Co., Ltd.	18 Huayuancui North, Gaobeidian Town, Chaoyang District, Beijing	Toyota dealership, 7,000 square meters	We own the facilities; the underlying land is collectively owned rural land on a sublease from Beijing Ruitong Yulong Investment Co., Ltd., or Ruitong Yulong*

Occupant	Location	Use	Lease/Own
Tuojiacheng Commercial & Trading Co., Ltd.	Block E, 56 East Fourth Ring Expressway South, Beijing	Chang An-Mazda dealership, 5,800 square meters	We own the facilities; the underlying land is collectively owned rural land on a sublease from Beijing Ruitong Yulong Investment Co., Ltd., or Ruitong Yulong*
Tuozhan Automobile Repair Co., Ltd.	Hengjiezicui, Shibalidian Town, Chaoyang District, Beijing	Auto repair and maintenance store, 1,300 square meters	We own the facilities; the underlying land is collectively owned rural land on a sublease from Beijing Ruitong Yulong Investment Co., Ltd., or Ruitong Yulong*

*
For risk associated with such land, see "Risk Factors—Risks Related to Our Business and Industry—We have not obtained land use right and building ownership certificates to some of the properties we occupy and we may not be able to use certain of our leased properties that are on collectively owned rural land that is prohibited from being used for commercial purposes." For details of the relevant PRC law, see "Regulation—Other Regulations—Property."

Environmental Matters

We are subject to a wide range of environmental laws and regulations, including those governing discharges into the air and water, the storage of petroleum substances and chemicals, the handling and disposal of wastes and the remediation of contamination. As with automobile dealerships generally, and vehicle maintenance services providers in particular, our business involves the generation, use, handling and disposal of hazardous or toxic substances and wastes. Operations involving the management of wastes are subject to requirements of the Air Pollution Prevention Law, the Water Pollution Prevention Law and the Provisions on the Administration of Motor Vehicle Maintenance. Pursuant to these laws, we must comply with a number of requirements for handling, storage, treatment, transportation and disposal of regulated substances and wastes. We are prohibited from discharging pollutants into regulated air or waters without the necessary permits, and we are required to contain potential discharges of oil or hazardous substances and to prepare spill contingency plans. We are not aware of any non-compliance with the waste discharge requirements or other environmental laws applicable to our operations.

Environmental laws and regulations are very complex and it has become difficult for businesses that routinely handle hazardous and non-hazardous wastes to achieve and maintain full compliance with all applicable environmental laws. We have obtained all requisite environmental permits and approvals to conduct our business and we do not expect to incur material capital expenditures for environmental controls in this or the succeeding fiscal year. None of our dealerships has been subject to any material environmental liabilities in the past, nor do we know of any fact or condition that would result in any material environmental liabilities being incurred in the future. Nevertheless, environmental laws and regulations and their interpretation and enforcement change frequently and we believe that the trend of more expansive and stricter environmental legislation and regulations is likely to continue. We are also subject to periodic inspections by local environmental protection authorities. As a result, there can be no assurance that compliance with environmental laws or regulations or the future discovery of unknown environmental conditions will not require additional expenditures by us, or that such expenditures would not be material. See "Risk Factors—Risks Related to Our Business and Our Industry—Government regulations and environmental regulation compliance costs may adversely affect our profitability."

Legal and Administrative Proceedings

We may from time to time be subject to various legal or administrative proceedings arising in the ordinary course of our business. Currently, no legal proceedings, regulatory inquiries or investigations are pending against us that, in our opinion, could be expected to have a material adverse effect on our business, financial condition or results of operations.

Management

Directors and Executive Officers

Our board of directors will consist of seven members upon completion of this offering. The following table sets forth information regarding our directors and executive officers upon completion of this offering.

Name	Age	Position/ Title
Hetong Guo	51	Founder and Chairman of Board of Directors
Min Xu	39	Director
Weimin Yin	39	Director
Chunsheng Zhou*	44	Independent Director
Guojun Xing*	52	Independent Director
Ganshun Li*	56	Independent Director
Jianbin Luo*	46	Independent Director
Jing Yang	36	Chief Executive Officer
Ping Yu	40	Chief Financial Officer
Peng Zhao	34	Chief Operating Officer
Jiangyu Luo	46	Financial Controller

*
Appointment effective upon the completion of this offering.

Directors

Mr. Hetong Guo is our founder and has been the chairman of our board of directors since our inception. Prior to founding Beijing Lentuo Electromechanical Company, the predecessor of our company, in 1994, Mr. Guo served as the president of Beijing Jingbo Auto Works from 1988 to 1994. Mr. Guo worked at Beijing Xinhua Auto Accessories Works from 1985 to 1988 and Hebei Botou Dajiang Auto Parts Works from 1978 to 1985. He is a member of a number of business and industry associations in China and currently serves as a vice chairman of the China Automobile Dealers Association, the Beijing Automobile Retail Association and the Beijing Automobile Maintenance and Repair Trade Association. Mr. Guo is also the president of the Tsinghua Chamber of Commerce under the Beijing Federation of Industry and Commerce. Mr. Guo has been in the automobile industry for more than 30 years. Mr. Guo received an EMBA degree from Tsinghua University in 2002.

Ms. Min Xu has been a director of our company since August 2010. Ms. Xu joined us in 1994 as the sales manager and subsequently served as the manager of one of our automobile showrooms. Since 2001, Ms. Xu has been the vice president of Lentuo Electromechanical. She also served as the general manager of our Toyota dealership from 2005 to 2007. Prior to joining us, Ms. Xu served as the office manager at Beijing Jingbo Auto Works. She has been in the automobile industry for over 16 years. Ms. Xu received her bachelor's degree in Business Administration from the Jinghai Institute of Beijing.

Mr. Weimin Yin has been a director of our company since September 2010. He has served as an executive partner and managing director of Tongley Investment Limited since 2005. From 2004 to 2005, he served as the general manager of Taihe Shengshi Investment Management Co., Ltd. From 2003 to 2004, Mr. Yin served as a deputy general manager of the Henan branch of China International Futures Co., Ltd. From 1997 to 2002, Mr. Yin was involved in his own start-up business. From 1992 to 1997, Mr. Yin worked at the Henan branch office of two state-owned commercial banks. Mr. Yin received an EMBA degree from China Europe International Business School in 2004 and a bachelor's degree in Finance from Liaoning University in 1992. Mr. Yin was appointed to our board by our shareholder Newman Investments Limited.

Mr. Chunsheng Zhou will become an independent director of our company upon the completion of this offering. Mr. Zhou has been the dean of the Finance Department of the Peking University Guanghua School of Management since 2001. From 1997 to 2001, Mr. Zhou was a professor of Finance at the University of California, Anderson School of Management and a professor of Finance at the University of Hong Kong from 2000 to 2001. From 1995 to 1997, Mr. Zhou was a financial economist and risk manager at the Board of Governors of the Federal Reserve System. Mr. Zhou has extensive experience in financial and risk management and is a recognized scholar in economics and finance. Mr. Zhou received a Ph.D in Economics in 1995 and a master's degree in Economics in 1993, both from Princeton University. Mr. Zhou received a master's degree in Applied Mathematics from Peking University in 1988.

Mr. Guojun Xing will become an independent director of our company upon the completion of this offering. He has been a researcher with a focus on comparative accounting management for public companies at the International Cooperation Center of the National Development and Reform Commission since 2005. He also served as consultant on financial risk management and internal controls to a number of private companies between 2002 and 2008. From 1995 to 2004, Mr. Xing worked at Yuxing Infotech Holdings Limited, a company listed on the Stock Exchange of Hong Kong limited (Stock Code: 8005), and later served as that company's board secretary and chief investment officer and was responsible for overseeing that company's public listing, financial reporting, internal controls and merger and acquisition activities. From 1992 to 1995, he worked at China Agricultural Development Trust and Investment Corporation as a general manager of a branch office as well as in various other capacities. From 1987 to 1992, he was an assistant researcher at the Institute of Industrial Economics of the Chinese Academy of Social Sciences. Mr. Xing received his bachelor's degree in Industrial Economics from Liaoning University in 1984 and his master's degree in Economics from the Chinese Academy of Social Sciences in 1987.

Mr. Ganshun Li will become an independent director of our company upon the completion of this offering. Mr. Li currently serves as a professor and deputy dean of the School of Economics of Hebei University. Since 1995 Mr. Li also has served as a member of the Committee of Economics of the China Democratic National Construction Association, a Chinese political party whose members are principally from the commerce and business sector in China. Mr. Li received his master's degree in Economics from Hebei University in 1997.

Mr. Jianbin Luo will become an independent director of our company upon the completion of this offering. He currently serves as an associate professor at the School of Mechanical Engineering, Tsinghua University. Mr. Luo has been a faculty member at that school since 1993. Mr. Luo received his bachelor's degree in Mechanical Engineering from Hunan Agricultural University in 1984, a master's degree in Mechanical Engineering from Central South University in 1989 and a Ph.D in Mechanical Engineering from Tsinghua University in 1993.

Executive Officers

Mr. Jing Yang has been our chief executive officer since September 2009 and his current term of office expires in December 2018. Mr. Yang joined us in 1997 and served as the general manager of our FAW-Volkswagen dealership from 1997 to 2001 and a vice president of our company from 2001 to 2009. He has been in the automobile industry for approximately 13 years. Mr. Yang received an associate degree in Economic Information Management from Capital University of Economics and Business in 1997.

Ms. Ping Yu has been the chief financial officer of our company since July 2010 and her current term of office expires in December 2015. Prior to joining us, she worked as the chief financial officer of e-Future Information Technology Inc., a company listed on the Nasdaq Capital Market (NASDAQ: EFUT), from 2006 to 2010. From 2005 to 2006, she worked at Beijing Smartdot Technologies Co., Ltd. as a business development manager. From 2004 to 2005, she worked at Dongfeng Nissan Passenger Vehicle Company Co., Ltd. as an internal audit manager. From 2002 to 2004, she was employed at Golf & Wrobleski CPA's in New York as an auditor and consultant. From 1993 to 2001, she worked with a number of companies in Guangzhou, China as an accountant or accounting manager. Ms. Yu received her bachelor's degree in Accounting from Hubei University in 1993 and her master's degree in Business Administration from Rutgers, The State University of New Jersey Graduate School of Management in 2002. Ms. Yu is a Certified Public Accountant in the United States.

Mr. Peng Zhao has been our chief operating officer since September 2010. Mr. Zhao served as the general manager of our Toyota dealership from 2007 to 2010. Before joining us in 2007, Mr. Zhao worked with FAW-Volkswagen Automobile Co., Ltd. from 2000 to 2004, Beijing Hyundai Automobile Co., Ltd. from 2004 to 2007 and Changan Ford Automobile Co., Ltd. in 2007. He has been in the automobile industry for over ten years. Mr. Zhao graduated from Beijing Institute of Technology with a bachelor's degree in Automotive Engineering.

Ms. Jiangyu Luo has been our financial controller since November 2009. Ms. Luo served as the financial manager of our FAW-Volkswagen dealership from 2005 to 2007. She was also promoted to be the director of finance department at Lentuo Electromechanical in May 2006. Before joining us in 2005, Ms. Luo worked as financial manager at Beijing Zhengyao Group and Beijing Huanrui Construction Company. She has over 15 years of finance and accounting experience. Ms. Luo graduated from Sichuan Central Party School with an associate degree in Economics.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skills they actually possess with such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•
convening shareholders' annual general meetings and reporting its work to shareholders at such meetings;

•
issuing authorized but unissued shares in the capital of our company and redeeming or purchasing outstanding shares of our company;

•
declaring dividends and other distributions;

•
appointing officers and determining the term of office of officers;

•
exercising the borrowing powers of our company and mortgaging the property of our company; and

•
approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

Our directors are not subject to a term of office and hold office until such time as they are removed from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors, or dies or is found by our company to be or to have become of unsound mind. Our executive officers are appointed by our board of directors, typically for terms ranging from five to nine years.

Committees of the Board of Directors

Our board of directors will establish an audit committee and a compensation committee immediately after the closing of this offering.

Audit Committee

Our audit committee will consist of Chunsheng Zhou, Ganshun Li and Guojun Xing and will be chaired by Chunsheng Zhou, a director with accounting and financial management expertise as required by the NYSE corporate governance rules, or the NYSE Rules. All three of these members satisfy the "independence" requirements of the NYSE Rules. Our audit committee will consist solely of independent directors within one year of our initial public offering. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•
selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•
reviewing with our independent auditors any audit problems or difficulties and management's response;

•
reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•
discussing the annual audited financial statements with management and our independent auditors;

•
reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•
annually reviewing and reassessing the adequacy of our audit committee charter;

•
such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•
meeting separately and periodically with management and our internal and independent auditors; and

•
reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee will consist of Ganshun Li, Guojun Xing and Jianbin Luo, all of whom satisfy the "independence" requirements of the NYSE Rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•
approving and overseeing the compensation package for our executive officers;

•
reviewing and making recommendations to the board with respect to the compensation of our directors;

•
reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•
reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee will consist of Guojun Xing, Ganshun Li and Chunsheng Zhou, all of whom satisfy the "independence" requirements of the NYSE Rules. The corporate governance and nominating committee will assist the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•
identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•
reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•
identifying and recommending to the board the directors to serve as members of the board's committees;

•
advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•
monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Interested Transactions

A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

There is no shareholding qualification for directors.

Employment Agreements

We have entered into employment agreements with all of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate his or her employment for cause at any time, with prior written notice, for certain acts of the employee, including but not limited to a conviction to a felony, or willful gross misconduct by the employee in connection with his employment, and in each case if such acts have resulted in material and demonstrable financial harm to us. An executive officer may, with prior written notice, terminate his or her employment at any time for any material breach of the employment agreement by us that is not remedied promptly after receiving the remedy request from the employee. Furthermore, either party may terminate the employment agreement at any time without cause upon advance written notice to the other party. Upon termination, the employee is generally entitled to a severance pay of at least one month's salary.

Each executive officer has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use, except in pursuance of his or her duties in connection with the employment, any of our confidential information, technological secrets, commercial secrets and know-how.

Compensation of Directors and Executive Officers

In 2009, we paid an aggregate of approximately RMB1.8 million ($0.3 million) in cash to our senior executive officers and directors named in this prospectus. We have not adopted any equity incentive plan for our directors, officers or employees as of December 31, 2009.

2010 Equity Incentive Plan

We adopted an equity incentive plan in October 2010. Our 2010 equity incentive plan provides for the grant of options, share appreciation rights, restricted shares, restricted share units, and other share-based awards. The maximum aggregate number of our ordinary shares that may be issued under the 2010 equity incentive plan is 4,500,000, plus an annual increase in the number of ordinary shares available for issuance equal to 1% of the outstanding ordinary shares on the first day of our fiscal year or such lesser amount as determined by our board of directors. The purpose of the plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. Our board of directors believes that our company's long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.

Options.    The exercise price of incentive stock options must be at least equal to the fair market value of our ordinary shares on the date of grant. However, the exercise price of all other options may be as determined by the administrator. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding shares as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options. After termination of an employee, director or consultant, he or she may exercise his or her options for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for six months. In all other cases, the option will generally remain exercisable for thirty days. However, an option generally may not be exercised later than the expiration of its term.

Restricted Stock.    Restricted stock awards are ordinary shares that vest in accordance with terms and conditions established by the administrator and set forth in an award agreement. The administrator will determine the number of shares of restricted stock granted to any employee and may impose whatever conditions to vesting it determines to be appropriate.

Stock Appreciation Rights.    Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our ordinary stock between the date of grant and the exercise date. The exercise price of stock appreciation rights granted under our plan may be as determined by the administrator. Stock appreciation rights expire under the same rules that apply to options on the date as determined by the administrator.

Performance Units and Performance Shares.    Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and the value of performance units and performance shares to be paid out to participants.

Restricted Stock Units.    Restricted stock units are similar to awards of restricted stock, and are typically settled when the award vests or at some later date if the date of settlement is deferred. Restricted stock units may consist of restricted stock, performance share or performance unit awards, and the administrator may set forth restrictions based on the achievement of specific performance goals.

Amendment and Termination.    Our 2010 equity incentive plan will automatically terminate in 2020, unless we terminate it sooner. Our board of directors has the authority to amend, alter, suspend or terminate the plan provided such action does not impair the rights of any participant with respect to any outstanding awards.

We do not plan to make any awards under our 2010 equity incentive plan prior to the completion of our initial public offering.

Principal Shareholders

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule13(d)(3) of the Exchange Act, of our ordinary shares, as of the date of this prospectus and as adjusted to reflect the sale of our ADSs in this offering, by:

•
each of our directors and executive officers; and

•
each person known to us to own beneficially more than 5% of our ordinary shares.

	Ordinary Shares Beneficially Owned Prior to This Offering(1)(2)		Ordinary Shares Beneficially Owned After This Offering(1)(2)(3)
	Number	%	Number	%
Directors and Executive Officers:
Hetong Guo(4)	29,931,293	65.2%	29,931,293	49.1%
Weimin Yin(5)	6,029,523	13.1%	6,029,523	9.9%
Min Xu	—	—	—	—
Chunsheng Zhou	—	—	—	—
Guojun Xing	—	—	—	—
Ganshun Li	—	—	—	—
Jianbin Luo	—	—	—	—
Jing Yang(6)	2,394,503	5.2%	2,394,503	3.9%
Ping Yu	—	—	—	—
Peng Zhao	—	—	—	—
Jiangyu Luo	—	—	—	—
Directors and executive officers as a group	38,355,319	83.5%	38,355,319	62.9%
Principal Shareholders:
Hetong Guo(4)	29,931,293	65.2%	29,931,293	49.1%
Jing Yang(6)	2,394,503	5.2%	2,394,503	3.9%
Xiaoli Geng(7)	2,394,503	5.2%	2,394,503	3.9%
Chuanxin Sun(8)	2,394,503	5.2%	2,394,503	3.9%
Xueyuan Han(9)	2,394,503	5.2%	2,394,503	3.9%
Newman Investments Limited(10)	6,029,523	13.1%	6,029,523	9.9%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares.

(2)
The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options held by such person. Percentage of beneficial ownership of each listed person prior to the offering is based on 45,937,912 ordinary shares outstanding as of the date of this prospectus. Percentage of beneficial ownership of each listed person after the offering is based on 60,937,912 ordinary shares outstanding immediately after the closing of this offering. Our company has not awarded any share options as of the date of this prospectus.

(3)
Assumes no exercise of the underwriters' over-allotment option and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus. If the underwriters fully exercise their over-allotment option, each of Mr. Hetong Guo, Mr. Jing Yang, Ms. Xiaoli Geng, Mr. Chuanxin Sun, Mr. Xueyuan Han, Newman Investments Limited and our directors and executive officers as a group would own 47.4%, 3.8%, 3.8%, 3.8%, 3.8%, 9.5% and 60.7%, respectively, of our ordinary shares immediately after this offering.

(4)
Includes the ordinary shares held by Modern Cyber International Limited, a British Virgin Islands company wholly owned by Mr. Hetong Guo. The registered address of Modern Cyber International Limited is P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(5)
Represents the ordinary shares held by Newman Investments Limited, in which Mr. Yin is an officer. Mr. Yin disclaims beneficial ownership of all of our shares held by Newman Investments Limited except to the extent of his pecuniary interest therein. The business address of Mr. Weimin Yin is Floor 15, Zijingshangdu, 135 Zijingshan Road, Zhengzhou, Henan 450000, People's Republic of China.

(6)
Includes the ordinary shares held by Gaeatec International Limited, a British Virgin Islands company wholly owned by Mr. Jing Yang. The registered address of Gaeatec International Limited is P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(7)
Includes the ordinary shares held by Hoverex International Limited, a British Virgin Islands company wholly owned by Ms. Xiaoli Geng. The registered address of Hoverex International Limited is P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(8)
Includes the ordinary shares held by Rich Sonic International Limited, a British Virgin Islands company wholly owned by Mr. Chuanxin Sun. The registered address of Rich Sonic International Limited is P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(9)
Includes the ordinary shares held by Roll Wheel International Limited, a British Virgin Islands company wholly owned by Mr. Xueyuan Han. The registered address of Roll Wheel International Limited is P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(10)
Newman Investments Limited is a company incorporated in the Samoa. The registered address of Newman Investments Limited is Portcullis TrustNet Chambers, P. O. Box 1225, Apia, Samoa. We have been informed that Newman Investments Limited is ultimately controlled by Mr. Jiayu Wang. Pursuant to an agreement between Mr. Hetong Guo and Newman Investments Limited, if our audited net income for the year ended December 31, 2010, or the 2010 net income, is lower than RMB160 million, Mr. Guo will transfer to Newman Investments Limited free of charge such number of additional shares so that the shareholding of Newman Investments Limited will equal 1,510,841 shares multiplied by a ratio, the numerator of which is RMB160 million and the denominator of which is equal to the 2010 net income.

As of the date of this prospectus, none of our outstanding ordinary shares are held by record holders in the United States.

None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Related Party Transactions

Contractual Arrangements with Our PRC Affiliated Entities

See "Our Corporate Structure—Contractual Arrangements with Our PRC Affiliated Entities."

Private Placement

Subscription Agreement

In February 2010, we entered into a subscription agreement with Newman Investments Limited and agreed to issue 1,510,841 ordinary shares, par value $0.00001 per share, in a private placement to Newman Investments Limited in exchange for $18.0 million. Newman Investments Limited was an unrelated third party prior to this private investment. We completed this transaction in August 2010.

Under the subscription agreement, if our audited net income for the year ended December 31, 2010, or the 2010 net income, is lower than RMB160.0 million, Mr. Hetong Guo, our founder, chairman and controlling shareholder, will transfer to Newman Investments Limited free of charge such number of additional shares so that the shareholding of Newman Investments Limited will equal 1,510,841 shares multiplied by a ratio, the numerator of which is RMB160.0 million and the denominator of which is equal to the 2010 net income. Based on our current estimate, which may be subject to change, we believe Mr. Guo will not be required to transfer to Newman Investments Limited the additional shares described above.

Shareholders Agreement

In connection with the private investment, we and our shareholders entered into a shareholders agreement that imposes certain restrictions on the issuance and sale of our shares by us and the shareholders who held our shares before the investment. Pursuant to the shareholders agreement, Newman Investments Limited is entitled to appoint to, and remove from, our board a non-executive director and Newman Investments Limited's consent is required for certain corporate actions. In addition, under the shareholders agreement, each of our shareholders has a right to subscribe, on a pro rata basis, for any new securities that our company may propose to issue from time to time. Moreover, under the shareholders agreement, Newman Investments Limited has a right of first refusal to purchase any securities that any existing shareholder may propose to sell or otherwise transfer. The shareholders agreement will terminate upon the completion of a qualified initial public offering that results in our company being listed on an internationally recognizable stock exchange.

Transactions with Certain Directors, Shareholders and Affiliates

Loan Transactions with Mr. Hetong Guo and his affiliate entities

Mr. Hetong Guo, our founder, chairman and controlling shareholder, and Beijing Lentuo Ruitong Investment Co., Ltd., a company controlled by Mr. Guo, have borrowed from us interest-free loans for Mr. Guo's personal investment purposes. The largest outstanding amount of these loans since January 1, 2007 was RMB301.9 million ($44.5 million). The amount due from Beijing Lentuo Ruitong Investment Co., Ltd. was fully repaid in April 2010. As of June 30, 2010, RMB94.8 million ($14.0 million) remained outstanding under these loans. Mr. Hetong Guo had fully repaid all of the outstanding loans to us by September 30, 2010.

We advanced interest-free short-term loans to Beijing Lentuo Cultural Development Co., Ltd., Beijing Lentuo Tongda Co., Ltd. and Tonghe Advertising Co., Ltd., all controlled by Mr. Hetong Guo. The largest outstanding amount of these loans since January 1, 2007 was RMB92.4 million ($13.6 million), which was also the outstanding amount as of June 30, 2010. All of these short-term loans have been fully repaid to us.

Employment Agreement

See "Management—Employment Agreement."

Equity Incentive Plan

See "Management—2010 Equity Incentive Plan."

Regulations

The PRC government imposes extensive laws and regulations over the automobile industry. We operate our business in the PRC under a legal regime consisting of the laws enacted and adopted by the National People's Congress of the PRC, or the NPC, and its Standing Committee, the administrative regulations promulgated by the State Council, the highest executive branch of the PRC government and the ministerial decrees adopted by several ministries and agencies directly under the State Council's authority including, among others, National Development and Reform Commission, or the NDRC, the Ministry of Communications, the Ministry of Commerce, or the MOFCOM, and State Administration of Foreign Exchange, and local rules promulgated by local governmental authorities at different levels. This section summarizes all material PRC laws and regulations that are relevant to our business. We believe we have conducted our business in compliance with these laws and regulations in all material respects and our business has not been adversely affected by such regulations.

Regulations on Automobile Industry

General Policies on Automobile Industry

The Policy on Development of Automobile Industry, or the Automobile Development Policy, was promulgated by the NDRC on May 12, 2004 and became effective on May 21, 2004.

The Automobile Development Policy contains provisions relating to, among other things, the PRC automobile industry's technology policies, structure adjustments, market entry requirements, trademark usage, product development, spare parts sales, distribution networks, investment administration, customs administration and automobile consumption. One of the Automobile Development Policy's objectives is to develop the PRC automobile industry and make China a major automobile manufacturing country before 2010.

The Policy on Automobile Trade was promulgated by the MOFCOM on August 10, 2005. The Policy on Automobile Trade includes both general policy and detailed rules in relation to the sales of automobiles (including used automobiles), distribution of used automobiles and automobile parts, automobile scrapping and recycling of scrapped automobiles, and automobile international trade.

Branded Automobile Sales

The Measures for the Implementation of Administration of Branded Automobile Sales, or the Measures for Branded Automobile Sales, were promulgated by the MOFCOM, the NDRC and the State Administration for Industry and Commerce, or the SAIC, on February 25, 2005 and became effective on April 1, 2005.

Branded automobile sales, under the Measures for Branded Automobile Sales, mean the sales activities of automobile suppliers or their authorized automobile distributors that are operated under a uniform shop name, identification and trademark in China, and the automobile brand distributors, under the Measures for Branded Automobile Sales, refer to enterprises authorized by automobile suppliers to engage in automobile sales and services.

According to the Measures for Branded Automobile Sales, the MOFCOM is responsible for the administration of branded automobile sales in China and the SAIC is responsible for the supervision and administration of branded automobile sales in respect of automobile brand distributors' incorporation and registration with SAIC. A company that intends to be incorporated as an automobile brand distributor or to engage in branded automobile sales business shall first obtain the authorization of automobile brand sales from automobile suppliers and then file relevant documents with the SAIC as an automobile brand distributor. With the filing and registration with the SAIC, such company is qualified to apply to competent local counterparts of SAIC for approving its business scope as including "branded automobile sales." Furthermore, after the automobile brand distributors complete all the above procedures they shall also file relevant documents with competent provincial counterparts of the MOFCOM as required under the Measures for Branded Automobile Sales. Any entity that fails to obtain an automobile supplier's authorization and complete such filings and registrations before engaging in branded automobile sales shall be ordered to cease its business and any gains from such inappropriate operations shall be confiscated. Such entity may also be subject to a fine of up to RMB200,000.

Automobile Repair and Maintenance Services

The Regulation on Road Transportation was promulgated by the State Council on April 30, 2004 and became effective on July 1, 2004.

In accordance with the Regulation on Road Transportation, the Ministry of Communications is responsible for the road transportation administration in China, and any individual or entity engaged in road transportation and related operations shall abide by the Regulation on Road Transportation. To engage in the automobile repair and maintenance business, an operator shall file an application with competent local counterparts of Ministry of Communications and obtain a road transportation license. Any individual or entity that engages in automobile repair and maintenance business without license shall be ordered to cease operations by the competent local counterparts of Ministry of Communications. Any gains from unlicensed operations shall be confiscated and such individual or entity shall be subject to a fine of two to ten times such gains. Where such individual or entity has gains of less than RMB10,000, such individual or entity shall be subject to a fine of RMB20,000 to RMB50,000.

Furthermore, the Provisions on the Administration of Motor Vehicle Maintenance, or the Provisions on Motor Vehicle Maintenance, were promulgated by the Ministry of Communications on June 24, 2005 and became effective on August 1, 2005. The Provisions on Motor Vehicle Maintenance adopt a license classification system for automobile maintenance business based on types of vehicles served, service capabilities and service activities. Licenses for automobile maintenance are classified into three classes, Class I, Class II and Class III. The licenses for Class I and Class II are valid for a term of six years and the licenses for Class III are for a term of three years.

Automobile Leasing

The Administrative Measures of Operating Automobile Leasing Business in Beijing, or Beijing Measures of Automobile Leasing, were promulgated by the Transportation Administration of Beijing on March 20, 2009 and became effective on April 1, 2009.

In accordance with the Beijing Measures of Automobile Leasing, to engage in an automobile leasing business, an operator shall file relevant documents with a competent local transportation authority to obtain an automobile leasing operating certificate with a term of three years. Any operator that engages in the automobile leasing business without a license shall be ordered to cease its operations by the competent local transportation authority and shall be subject to a fine of RMB10,000 to RMB20,000.

Concurrent-Business Insurance Agencies

The Interim Measures on the Administration of Concurrent-Business Insurance Agency, or Measures on Concurrent-Business Insurance Agency, were promulgated by China Insurance Regulatory Commission, or the CIRC, and became effective on August 4, 2000.

Concurrent-business insurance agencies, as defined under the Measures on Concurrent-Business Insurance Agencies, mean entities entrusted by the insurance companies to conduct insurance agency business on behalf of such insurance companies, on top of such entities' own businesses. The Measures on Concurrent-Business Insurance Agencies provide that a concurrent-business insurance agency shall obtain the Power of Attorney for Concurrent-Business Insurance from the insurance companies and file an application with the CIRC to obtain the License for Concurrent-Business Insurance Agencies. The entity that fails to obtain such license shall be banned from conducting concurrent-business insurance by the CIRC or its competent local counterparts, and the gains from such operation shall be confiscated, and the entity shall be subject to a fine of one to five times such gains. Where such gains are less than RMB200,000, the entity shall be subject to a fine of RMB200,000 to RMB1,000,000.

The Trial Measures on the Administration of Concurrent-Business Insurance Agencies, or Trial Measures of Concurrent-Business Insurance Agencies were promulgated by the CIRC on October 24, 2006 and became effective on December 1, 2006. The Trial Measures of Concurrent-Business Insurance Agencies only apply to Beijing and Liaoning Province. All of our insurance operations are located in Beijing and therefore we are subject to the Trial Measures of Concurrent-Business Insurance Agencies. According to the Trial Measures of Concurrent-Business Insurance Agencies, a concurrent-business agency in Beijing can apply to Beijing counterpart of the CIRC for the License for Concurrent-Business Insurance Agencies. Furthermore, such licenses are classified into three categories, Class A, B and C. A Class A license holder is permitted to establish agency relationship with an unlimited number of insurance companies; a Class B license holder is permitted to establish agency relationship with up to five insurance companies; a Class C license holder is only permitted to establish agency relationship with one insurance company. The license under the Trial Measures of Concurrent-Business Insurance Agencies is valid for a term of two years, while the license under the Measures on Concurrent-Business Insurance Agencies is valid for a term of three years.

Used Automobile Sales

The Measures for the Administration of the Circulation of Used Automobiles, or Measures of Used Automobiles were promulgated by the MOFCOM, the Ministry of Public Security, the SAIC, and the State Administration of Taxation, or SAT, on August 29, 2005 and became effective on October 1, 2005.

Used automobiles, as defined under the Measures of Used Automobiles, mean automobiles that are traded during a period after such automobiles are first registered with relevant authorities until they meet the compulsory scrapping standards in China. The used automobile distributors shall, within two months of their establishment, file relevant documents with the competent provincial authorities in charge of commerce. In addition, for a foreign-invested enterprise, or FIE, to engage in the used automobiles business, it shall obtain a prior approval from the competent provincial authorities in charge of commerce.

Automobile Loans

The Measures for Administration of Automobile Loans, or Measures of Automobile Loans, were promulgated by the People's Bank of China, or PBOC, and the China Banking Regulatory Commission, or CBRC, on August 16, 2004 and became effective on October 1, 2004.

Automobile loans, as defined under the Measures of Automobile Loans, refer to the loans granted by commercial banks, credit cooperatives in both urban and rural areas and non-banking financial institutions to purchasers of automobiles (including used automobiles), including individual purchasers, entity purchasers, automobile distributors and other institutions. The term of automobile loans to automobile distributors shall not exceed one year. The asset liability ratio of an automobile distributor who applies for automobile distributor loans shall not exceed 80%, and such distributor must have sufficient, stable and lawful income or assets to repay both the principal of and interests on the loans.

Incentives of the PRC Government for Automobile Sales

In order to increase domestic demand and reduce negative impact of global financial crisis, the PRC government adopted, among other things, several incentive policies to promote automobile sales. The Ministry of Finance, or the MOF, and the SAT promulgated a circular on January 16, 2009 providing that the vehicle purchase tax rate for vehicles with an engine size of less than 1.6 liter shall be reduced from 10% to 5% from January 20, 2009 to December 31, 2009. In another circular promulgated by the aforesaid two government departments on December 20, 2009, this tax policy was extended for one year from January 1, 2010 to December 31, 2010, with the relevant purchase tax being reduced from 10% to 7.5%.

Several ministries and departments of the State Council promulgated the Implementing Measures of the Trade-in of Automobiles, or the Automobile Trade-in Measures, on July 13, 2009. According to the Automobile Trade-in

Measures, if an automobile owner trades his or her old automobile that fails to meet the national emission standard for new automobile that meets the emission standard, such owner may obtain subsidies from the government.

Restriction on Foreign Investment in Automobile Sales Industry

Under both the Measures for Branded Automobile Sales and the Measures for the Administration of Foreign Investment in Commercial Sectors, promulgated by the MOFCOM on April 6, 2004 and becoming effective on June 1, 2004, a foreign investor who owns more than 30 automobile dealerships in China was not permitted to own more than 49.0% of equity interest in such dealerships prior to December 11, 2006. Such restrictions were terminated after December 11, 2006 under the two regulations, consistent with China's commitment to the World Trade Organization.

Nevertheless, the Catalogue of Industries for Guiding Foreign Investment, or the Guiding Catalogue, first promulgated on June 20, 1995 and as last amended by the NDRC and the MOFCOM on October 31, 2007 and effective on December 1, 2007, continues to classify "automobile wholesale, retail and distribution" as a restricted foreign investment industry and requires that, if over 30 automobile dealerships are to be set up by a foreign investor, those dealerships shall be established as joint ventures with Chinese partners holding a majority interest.

Jingtian & Gongcheng, our PRC counsel, has advised that there is an inconsistency among the relevant regulations on foreign investment restrictions in the automobile distribution business and that it remains uncertain whether foreign investors can own and operate over 30 automobile dealerships in the form of wholly foreign-owned enterprises, or WFOEs. In light of such uncertainty and our business development in the future, we chose to establish our corporate structure through contractual arrangements instead of direct equity investment, see "Risk Factors—Risks Related to Our Corporate Structure" and "Our Corporate Structure."

Other Regulations

Company Law

The Company Law of the PRC was adopted by the Standing Committee of the NPC on December 29, 1993 and became effective on May 1, 1994 and was amended on December 25, 1999 and on August 28, 2004. On October 27, 2005, the Standing Committee of the NPC further amended the Company Law, which came into effect on January 1, 2006.

Pursuant to the Company Law, the term "company" refers to a limited liability company or a joint stock limited company established within the PRC in accordance with the provisions of the Company Law. As for the limited liability, the shareholders shall only be responsible for the company or the company's creditors to the extent of the capital contributions they have made. The shareholders of a company shall be entitled to enjoy the capital proceeds, participate in making important decisions, choosing managers and so on.

In accordance with the Company Law, the registered capital of a limited liability company shall be the total amount of the capital contributions subscribed by all the shareholders that have registered with the SAIC or its local counterparts. The minimum amount of registered capital of a limited liability company shall be RMB30,000, unless otherwise prescribed by laws or administrative regulations. The capital contributions can be made in cash or non-cash properties with at lease 30% of the registered capital being contributed in cash.

Wholly Foreign-Owned Enterprise Law

The Law of the PRC on Wholly Foreign-Owned Enterprises, or the WFOE Law, was adopted by the NPC on April 12, 1986 and was amended on October 31, 2000. The Implementation Regulation of the WFOE Law was promulgated on December 12, 1990 and amended on April 12, 2001.

The registered capital of a WFOE shall be appropriate to its business scale, and the minimum registered capital of a WFOE shall be RMB100,000. The ratio between the registered capital and total amount of investment shall comply with the relevant regulations of the PRC, and the difference between the registered capital and total amount of investment shall be the amount of foreign exchange loans that the WFOE is permitted to borrow from its foreign investor.

Property

The properties that we lease and own in the PRC are subject to the Law of the PRC on Property, or the Property Law, promulgated by the Standing Committee of the NPC on March 16, 2007 and effective on October 1, 2007. Under the Property Law, any creation, modification, transfer or termination of property rights shall only become effective upon registration with the relevant government authorities. All lawful properties of the State, collective organizations and individuals are protected by the Property Law against torts, embezzlement and encroachment.

The Law of the PRC on Land Administration, or the Land Administration Law, was promulgated by the Standing Committee of the NPC on June 25, 1986, became effective on January 1, 1987, and was amended on December 29, 1988 and August 28, 2004. According to the Land Administration Law, the land within territory of the PRC falls into two categories, state-owned land and collectively owned land. The use right of state-owned land can be obtained through either government allocation or grant with appropriate grant fees paid. The Land Administration Law further provides that any entity who intends to conduct construction must construct on the state-owned land except as otherwise provided under the Land Administration Law. The collectively owned land shall not be granted, assigned or leased for use of construction unrelated to agriculture unless it otherwise falls in the scope permitted under the Land Administration Law. Violation of such provisions under the Land Administration Law may result in facilities built thereon being demolished and consequently related businesses being forced to move to other places. Certain of the properties we currently occupy are not in full compliance with the Land Administration Law. See "Risk Factors—Risks Related to Our Business and Industry—We have not obtained land use rights and building ownership certificates to some of the properties we occupy and we may not be able to use certain of our leased properties that are on collectively owned rural land that is prohibited from being used for commercial purposes."

The Urban Real Estate Administration Law was promulgated by the Standing Committee of the NPC on July 5, 1994 and became effective on January 1, 1995 and was amended on August 30, 2007. According to the Urban Real Estate Administration Law, if a real estate is mortgaged to third party the land where such real estate occupies shall also be mortgaged together.

Intellectual Property Rights

Trademarks    The Trademark Law of the PRC was adopted by the Standing Committee of the NPC on August 23, 1982 and was amended on February 2, 1993 and October 27, 2001. The PRC Trademark Law Implementation Rules, or the Implementation Rules, was promulgated by the State Council on August 2, 2002 and became effective on September 15, 2002. The PRC is a signatory country to the Madrid Agreement and the Madrid Protocol, which provides for a mechanism whereby an international registration produces the same effects as an application for registration of the trademark made in each of the countries designated by the applicant.

According to the Trademark Law, the National Trademark Bureau under the SAIC is responsible for the registration and administration of trademarks in China. A "first-to-file" principle with respect to trademarks has been adopted. Where a trademark is infringed, the trademark owner may file a case with relevant administrative departments or competent courts. Where the infringement is so serious as to constitute a crime, the trademark owner may lodge a complaint with the relevant public security organization.

If registered trademark owners intend to assign their registered trademarks, a registered trademark transfer agreement shall be enter into between the owner and the assignee. The owner and assignee shall together apply to the National Trademark Bureau and its local counterparts for registration of such assignment as provided under the Trademark Law.

Registered trademark owners may license others to use their registered trademarks. Relevant licensing agreements shall be filed with the National Trademark Bureau and its local counterparts.

Domain Names    The Measures for the Administration of Domain Names for the Chinese Internet, or the Domain Names Measures, were promulgated by the Ministry of Information Industry on November 5, 2004 and became effective on December 20, 2004. The Domain Names Measures govern registration of domain names with the internet country code ".cn" and domain names in Chinese.

The Measures on Domain Names Dispute Resolution, or the Domain Names Dispute Resolution Measures, were promulgated by the China Internet Infrastructure Center on February 14, 2006 and became effective on March 17, 2006. The Domain Names Dispute Resolution Measures require domain name disputes to be submitted to institutions authorized by the China Internet Network Information Center for resolution.

Product Liability

Under PRC laws, manufacturers and/or vendors of defective products in the PRC may be liable for loss and injury caused by such defective products. Pursuant to the General Principles of the Civil Law of the PRC, or the PRC Civil Law, promulgated by the NPC on April 12, 1986, a defective product which causes property damages and/or personal injuries to any person may subject the manufacturer and/or vendor of such defective product to civil liability for such damages and/or injuries.

The Product Quality Law of the PRC, or the Product Quality Law, was promulgated by the Standing Committee of the NPC on February 22, 1993, as amended on July 8, 2000. Pursuant to the Product Quality Law, manufacturers who produce defective products may be subject to civil or criminal liability and have their business licenses revoked.

The Law of Protection of the Rights and Interests of Consumers, or the Consumers Protection Law, was promulgated by the Standing Committee of the NPC on October 31, 1993, and became effective on January 1, 1994. The Consumers Protection Law provides further protection to the legal rights and interests of consumers in connection with the purchase or use of goods and services. All business operations must observe and comply with the Consumers Protection Law when they provide their goods and/or services.

The Provisions on Administration of the Recall of Defective Auto Product, or the Provisions on Recall of Defective Auto Products, were promulgated by the State Administration of Quality Supervision Inspection and Quarantine, or the SAQSIQ, the NDRC, the MOFCOM and the General Administration of Customs on March 12, 2004 and became effective on October 1, 2004. The Provisions on Recall of Defective Auto Products provide that the distributors of automobile products must assist the manufacturers in performing their recall duties and must report to the manufacturers and the competent governmental agencies in charge of defective information collection the auto defects they found, cooperate with investigation authorities, provide the relevant data as needed for the investigation, and assist the manufacturers in the recall of the defective auto products. In the event that any distributor of automobile products violates the relevant provisions and fails to satisfy their obligations, they may be subject to such punishments as warnings, orders to correct their wrongdoings and, where the wrongdoings are serious, a fine of RMB1,000 to 5,000.

The Tort Law of the PRC, or the Tort Law, was adopted by the Standing Committee of the NPC and promulgated on December 26, 2009 and became effective on July 1, 2010. The Tort Law establishes a separate chapter regarding product liability. Compared to other laws and regulations in relation to product liability, the Tort Law expressly provides that, in the event of death or serious personal injuries caused by defective products, the entity that manufactures and distributes such defective products, as to which such entity is clearly aware of the existence of such defects, may be subject to punitive damages.

Environmental Protection

The Environmental Protection Law was promulgated on December 26, 1989 by the Standing Committee of NPC and became effective on December 26, 1989. The Environmental Law establishes the legal framework for environmental protection in the PRC. The Ministry of Environmental Protection under the State Council supervises environmental protection in the PRC and establishes the national standards for the discharge of pollutants.

The Law on Prevention and Control of Environmental Pollution by Solid Wastes, or the Solid Wastes Law, was promulgated by the NPC on December 29, 2004 and became effective on April 1, 2005. The Solid Wastes Law provides that any entity that discharges hazardous wastes shall dispose of hazardous wastes according to relevant provisions of the State, and shall not dump or pile up the wastes without approval. Moreover, it is forbidden to supply or entrust hazardous wastes to entities that do not have business licenses and qualifications for the collection, storage, utilization and treatment of solid wastes. Parties that violate such provisions shall be ordered to stop such violation, to correct it within a prescribed time period and/or be subject to a fine.

The Air Pollution Prevention Law was promulgated on April 29, 2000 by the Standing Committee of the NPC and became effective on September 1, 2000. The Air Pollution Prevention Law establishes the legal framework for air pollution prevention in the PRC. The Water Pollution Prevention Law was promulgated on May 11, 1984 by the Standing Committee of the NPC, became effective on November 1, 1984 and was amended on March 15, 1996 and February 28, 2008. The Water Pollution Prevention Law establishes the legal framework for water pollution prevention in the PRC. Under these laws, enterprises must comply with a number of requirements for handling, storage, treatment, transportation and disposal of regulated substances and wastes. Enterprises that discharge waste into air or waters must obtain a permit and pay the waste treatment fees. Competent local counterparts of the Ministry of Environmental Protection are authorized to regulate pollution within their respective jurisdictions and have the authority to adopt more specific local standards and rules. Failure to comply with these laws and local regulations and rules may result in penalties, including suspending operations.

Employee Stock Option Plan

In December 2006, the PBOC promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, or the PBOC Regulation, setting forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. In January 2007, the SAFE issued implementing rules for the PBOC Regulation that provides for, among other things, specified approval requirements for certain capital account transactions, such as a PRC resident's participation in the employee stock ownership plans or stock option plans of an overseas publicly listed company. On March 28, 2007, the SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Stock Option Plans of Overseas-listed Company, or the Stock Option Rule. The purpose of the Stock Option Rule is to regulate foreign exchange administration of PRC residents who participate in employee stock plans and stock option plans of overseas-listed companies.

According to the Stock Option Rule, if a PRC resident participates in any employee stock plan or stock option plan of an overseas-listed company, the PRC subsidiary of such overseas-listed company or its agency shall, among others things, file, on behalf of such resident, an application with the SAFE to obtain approval for an annual quota of foreign exchange to purchase stock or exercise stock options. Such resident is also subject to certain requirements as to open bank accounts relating to option exercise and purchase and sale of the stock.

In addition, the SAT has issued a few circulars concerning employee stock options. Under these circulars, an individual working in China who exercises stock options will be subject to PRC individual income tax and its employer shall withhold relevant income tax.

Dividend Distribution

The principal regulations governing distribution of dividends paid by WFOEs in the PRC include the WFOE Law and its Implementation Regulation. Under these regulations, WFOEs in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations. In addition, according to the PRC Company Law, WFOEs in the PRC, like other PRC companies, are required to set aside to general reserves each year at least 10% of their after-tax profit, based on the PRC accounting standards until the cumulative amount of such reserves reaches 50% of their registered capital and WFOEs are also required to set aside from after-tax profit to an enterprise expansion reserve and a staff bonus and welfare reserve. These reserves are not distributable as cash dividends to equity owners except in accordance with applicable laws and regulations.

Foreign Currency Exchange

Foreign currency exchange in China is primarily governed by the Foreign Exchange Administration Rule and the Regulations of Settlement, Sale and Payment of Foreign Exchange.

Under the Foreign Exchange Administration Rules, which came into effect on August 5, 2008, RMB is freely convertible for current account items, including the distribution of dividends payments, interest payments, trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loans, securities investment and repatriation of investment, however, is still generally subject to the approval or verification of the SAFE.

Under the Regulations of Settlement, Sale and Payment of Foreign Exchange, promulgated in 1996, foreign invested enterprises, or FIEs, including WFOEs, may only buy, sell or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial supporting documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by FIEs outside of China are also subject to limitations, which include approvals by the MOFCOM, the SAFE and the NDRC.

On August 29, 2008, the SAFE promulgated the Circular on Issues Relating to the Improvement of Business Operation with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of FIEs, or Circular 142. Circular 142 stipulates that the registered capital of a FIE may only be used for the purpose within its approved business scope and shall not be used for equity investment within the PRC. Violations of the SAFE Circular will result in severe penalties, such as heavy fines.

Foreign Exchange Regulations on Special Purpose Vehicles

The Circular on Issues concerning Foreign Exchange Control on Financing and Reverse Investment through Overseas Special Purpose Vehicles Established by Domestic Residents, or Circular 75, was promulgated by the SAFE. Circular 75 states that PRC residents, whether natural or legal persons, must register with the relevant provincial SAFE branch prior to establishing or taking control of an offshore entity established or controlled for the purpose of overseas equity financing involving onshore assets or equity interest held by them. The term "PRC legal person residents" as used in Circular 75 refers to those entities with legal person status or other economic organizations established within the territory of China. The term "PRC natural person residents" as used in Circular 75 includes all PRC residents and all other natural persons, including individuals who do not have a legal status in China but habitually reside in China for economic benefit. The implementation notice of Circular 75 further clarifies that "individuals who do not have legal status in China but reside in China habitually for economic benefits" mainly include the following (whether or not they are PRC citizens):

•
individuals who have a permanent residence in China or will return to this permanent residence after temporary leave for such reasons as overseas traveling, education, medical treatment, working, or requests for overseas residence, among others;

•
individuals who hold interests in a domestic enterprise with such interests being classified as domestic- owned interests; and

•
individuals who hold foreign-owned interests in a domestic enterprise that originally were domestic-owned interests and were owned by the same individuals.

Subsequent to establishing or taking control of an offshore entity, such PRC residents shall file with the local SAFE branch relevant documents as to such changes as (i) injection of equity interest or assets of an onshore enterprise to the offshore entity, or (ii) subsequent overseas equity financing by such offshore entity. As to any material changes in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments, such filing shall be done within 30 days after the occurrence of such changes.

Under Circular 75, PRC residents are further required to repatriate into China all of their dividends, profits or capital gains obtained from their shareholdings in the offshore entity within 180 days of their receipt of such dividends, profits or capital gains. Failure to repatriate such amounts into China may be deemed as evading the PRC government's control over foreign exchange and the PRC residents shall be subject to a fine of up to 30% of the foreign currency amount so evaded. In serious cases such fine may be raised to more than 30% and criminal liability may also be imposed. The registration and filing procedures under Circular 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction.

Mergers and Acquisition by Foreign Investors

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, or the SASAC, the SAT, SAIC, the China Securities Regulatory Commission, or the CSRC, and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and was amended on June 22, 2009. The M&A Rules prescribe, among other things, the procedures and formalities of merger and acquisition of a domestic enterprise in China by foreign investors by either purchasing the equities or assets of, or, stock swap with, the target PRC enterprise. Following the M&A Rules, on September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas offerings and listings by special purpose vehicles as defined under the M&A Rules.

The application of the M&A Rules with respect to this offering and the listing of our ADSs on the NYSE that is structured through contractual arrangements remains unclear. Our PRC counsel, Jingtian & Gongcheng, has advised us that we are not required by the M&A Rules to apply to the relevant regulatory agencies, including the CSRC, for an approval of this offering and the listing of our ADSs on the NYSE because (1) Lentuo Beijing was established as a foreign-invested enterprise by means of direct investment at the time of incorporation and not through a merger or acquisition of the equity or assets of PRC domestic enterprises as such term is defined under the M&A Rules; (2) we do not hold any equity interests in any affiliated entities; and (3) neither the M&A Rules themselves, nor the administrative practices under the M&A Rules made public as of the date of this prospectus, require the application of the M&A Rules to offerings and listings of shares on foreign stock exchanges that are structured through contractual arrangements.

Description of Share Capital

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2010 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date of this prospectus, our authorized share capital is $5,000 and consists of 500,000,000 ordinary shares, with a par value of $0.00001 each. As of the date of this prospectus, there were 45,937,912 ordinary shares issued and outstanding.

We have adopted an amended and restated memorandum and articles of association that will take effect upon the closing of this offering to replace our current memorandum and articles of association in their entirety. The following is a summary of the material provisions of our post-offering memorandum and articles of association and the Companies Law as they relate to the material terms of our ordinary shares.

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Register of Members

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein and a member registered in the register of members shall be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this offering, we shall immediately update the register of members to record and give effect to the issue of shares by us to Citibank N.A. as the depositary (or its nominee). Once the register of members of our company has been updated, the shareholders recorded in the register of members shall be deemed to have legal title to the shares set against their name. No consents or approvals are required by Cayman Islands law from any governmental authorities or agencies or other official bodies in the Cayman Islands in connection with updating the register of members of our company.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares either out of profit or out of its share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any shareholders' meeting is by show of hands unless a poll is demanded. A poll may be demanded by our chairman or any one or more shareholders holding in the aggregate at least 10% of the shares given a right to vote at the meeting, present in person or by proxy.

A quorum required for a meeting of shareholders consists of shareholders who hold at least one-third of the issued voting share capital at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Although not required by the Companies Law, we expect to hold annual shareholders' meetings as required by the NYSE and such meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least one-third of our voting share capital. Advance notice of at least 21 calendar days is required for the convening of our annual general meeting and other shareholders' meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters, including amending the memorandum or articles of association, and changing the corporate name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amount than our existing share capital, and canceling any shares that are authorized but unissued.

Transfer of Shares

Subject to the restrictions of our memorandum and articles of association, as applicable, a shareholder may transfer all or any of his or her ordinary shares by an instrument of transfer in writing and in the usual or common form or any other form approved by our board.

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share that is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of ordinary shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or (e) the shares transferred are free of any lien in favor of us.

If our directors refuse to register a transfer they must, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 calendar days' notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine. However, the registration of transfers may not be suspended, and the register may not be closed, for more than 30 calendar days in any year.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares must be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares

Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our board, before the issue of such shares. There are no prohibitions under the Companies Law that would prevent us from issuing shares that are subject to redemption. Under the Companies Law, a Cayman Islands company is permitted to issue redeemable shares provided that such issue is authorized by the company's articles of association. Our post-offering memorandum and articles of association authorize us to issue redeemable shares.

Variation of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. There are no prohibitions under the Companies Law that would prevent such rights being varied in such manner as may be specified in our articles of association.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See "Where You Can Find Additional Information."

History of Securities Issuances

The following is a summary of our securities issuances during the past three years.

On September 9, 2009, we issued our ordinary shares, par value $1 per share, as follows: 75 shares to a company beneficially owned by Mr. Hetong Guo, six shares to a company beneficially owned by Mr. Jing Yang, six shares to a company beneficially owned by Ms. Xiaoli Geng, six shares to a company beneficially owned by Mr. Chuanxin Sun, six shares to a company beneficially owned by Mr. Xueyuan Han and one share to a company beneficially owned by Ms. Miusi Yang. On July 27, 2010, we repurchased at par, and subsequently cancelled, these 100 shares in connection with the share issuances described immediately below.

On July 27, 2010, we issued our ordinary shares, par value $0.00001 per share, at par as follows: 7,500,000 shares to a company beneficially owned by Mr. Hetong Guo, 600,000 shares to a company beneficially owned by Mr. Jing Yang, 600,000 shares to a company beneficially owned by Ms. Xiaoli Geng, 600,000 shares to a company beneficially owned by Mr. Chuanxin Sun, 600,000 shares to a company beneficially owned by Mr. Xueyuan Han and 100,000 shares to a company beneficially owned by Ms. Miusi Yang.

On August 20, 2010, we issued 1,510,841 ordinary shares, par value $0.00001 per share, to Newman Investments Limited for consideration of $18 million pursuant to a subscription agreement dated February 20, 2010.

On October 29, 2010, we issued share dividends to our existing shareholders on a pro rata basis as follows: 22,431,293 ordinary shares to a company beneficially owned by Mr. Hetong Guo, 1,794,503 ordinary shares to a company beneficially owned by Mr. Jing Yang, 1,794,503 ordinary shares to a company beneficially owned by Ms. Xiaoli Geng, 1,794,503 ordinary shares to a company beneficially owned by Mr. Chuanxin Sun, 1,794,503 ordinary shares to a company beneficially owned by Mr. Xueyuan Han, 299,084 ordinary shares to a company beneficially owned by Ms. Miusi Yang and 4,518,682 ordinary shares to Newman Investments Limited. This issuance of share dividends was made for the purpose of adjusting our outstanding share capitalization to an appropriate level prior to, and in order to facilitate, this offering. The effect of such share dividend issuance was similar to a share split.

Exempted Company

We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

(a)
an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

(b)
an exempted company is not required to open its register of members for inspection;

(c)
an exempted company does not have to hold an annual general meeting;

(d)
an exempted company may in certain circumstances issue no par value, negotiable or bearer shares;

(e)
an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

(f)
an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

(g)
an exempted company may register as a limited duration company; and

(h)
an exempted company may register as a segregated portfolio company.

Differences in Corporate Law

The Companies Law is modeled after companies legislation of England but does not follow recent English statutory enactments. In addition, the Companies Law differs from laws applicable to Delaware corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to Delaware corporations and their shareholders.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes:

•
a "merger" means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company; and

•
a "consolidation" means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

In order to effect a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by either:

•
a special resolution of the shareholders of each constituent company voting together as one class, if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company; or

•
a shareholder resolution of each constituent company passed by a majority in number representing 75% in value of the shareholders voting together as one class.

The plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares if they follow the required procedures, subject to certain exceptions. The fair value of the shares will be determined by the Cayman Islands court if it cannot be agreed among the parties. Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands.

While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•
the statutory provisions as to majority vote have been met;

•
the shareholders have been fairly represented at the meeting in question;

•
the arrangement is such that a businessman would reasonably approve; and

•
the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90% of the shares affected within four months, the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholder Suits

The Cayman Islands courts can be expected to follow English case law precedents. The Cayman Islands courts have applied and followed common law principles that permit a minority shareholder to commence a class action against the company or a derivative action in the name of the company to challenge (1) an act that is outside the company's corporate powers or that is illegal, (2) an act constituting a fraud against the minority shareholders where the wrongdoers are themselves in control of the company, and (3) an action requiring a resolution passed by a qualified or special majority that has not been obtained.

Directors' Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components, the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director must act in a manner he or she reasonably believes to be in the best interests of the corporation. A director must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore it is considered that he or she owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit out of his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that the courts are moving towards an objective standard with regard to the required skill and care.

Under our post-offering memorandum and articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company must declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his interest.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company's articles of association. Our post-offering memorandum and articles of association allow our shareholders holding not less than one-third of our voting share capital to requisition a special meeting of the shareholders, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our articles do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Shareholder Meetings

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders' annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders' meeting during each fiscal year, as required by the rules of the NYSE.

Shareholder Action by Written Resolution

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Under Cayman Islands law, a corporation may eliminate the ability of shareholders to approve corporate matters by way of written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matters at a general meeting without a meeting being held. Our post-offering memorandum and articles of association allow shareholders to act by unanimous written resolutions.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled for a single director, which increases the shareholder's voting power with respect to electing such director.

As permitted under Cayman Islands law, our post-offering memorandum and articles of association do not provide for cumulative voting.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation may be removed with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Under our post-offering memorandum and articles of association, directors can be removed by a special resolution of the shareholders or by the board if such director is absent from three consecutive board meetings without special leave of absence.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date on which such person becomes an interested shareholder. An interested shareholder generally is one which owns or owned 15% or more of the target's outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target's board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions entered into must be bona fide in the best interests of the company and not with the effect of perpetrating a fraud on the non-controlling shareholders.

Dissolution and Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. The Delaware General Corporation Law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Under our post-offering memorandum and articles of association, if our company is wound up, the liquidator of our company may distribute the assets with the sanction of an ordinary resolution of the shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.

Under Cayman Islands law and our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the consent in writing of the holders of a majority of the shares of such class or with the sanction of a special resolution passed at a general meeting of the holders of shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation's governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Our post-offering memorandum and articles of association may be amended by a special resolution of shareholders.

Inspection of Books and Records

Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation's stock ledger, list of shareholders and other books and records.

Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual reports containing audited financial statements.

Anti-takeover Provisions in Our Memorandum and Articles of Association

Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including a provision that authorizes our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

Such shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue these preference shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by foreign law or by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, willful default or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Description of American Depositary Shares

American Depositary Receipts

Citibank, N.A. has agreed to act as the depositary bank for the American depositary shares. Citibank's depositary offices are located at 388 Greenwich Street, New York, New York 10013. American depositary shares are frequently referred to as "ADSs" and represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as "American depositary receipts" or "ADRs." The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A.—Hong Kong Branch, located at 10/F, Harbour Front (II), 22 Tak Fung Street, Hung Hom, Kowloon, Hong Kong.

We will appoint Citibank as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC's website (www.sec.gov). Please refer to Registration Number 333-170780 when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety.

Each ADS represents the right to receive two ordinary shares on deposit with the custodian. An ADS also represents the right to receive any other property that has been received by the depositary bank or the custodian on behalf of the owner of the ADS but has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on behalf of you to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary bank in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary bank (commonly referred to as the "direct registration system" or "DRS"). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary bank. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary bank to the holders of the ADSs. The direct registration system includes automated transfers between the depositary bank and The Depository Trust Company ("DTC"), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name, and, as such, we will refer to you as the "holder." When we refer to "you," we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will give at least 20 days prior notice to the depositary and will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to Cayman Islands laws and regulations.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.

Distributions of Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (such as U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional ordinary shares, we will give at least 45 days prior notice to the depositary bank, and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

The depositary bank will not distribute the rights to you if:

•
we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you;

•
we fail to deliver satisfactory documents to the depositary bank; or

•
it is not reasonably practicable to distribute the rights.

The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The depositary bank will distribute the proceeds of such sale to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give at least 45 days prior notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.

The depositary bank will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in the Cayman Islands would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you, and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

The depositary bank will not distribute the property to you and will sell the property if:

•
we do not request that the property be distributed to you or if we ask that the property not be distributed to you;

•
we do not deliver satisfactory documents to the depositary bank; or

•
the depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting Shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Ordinary Shares

The depositary bank may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and Cayman Islands legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

•
The ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•
All preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised.

•
You are duly authorized to deposit the ordinary shares.

•
The ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, "restricted securities" (as defined in the deposit agreement).

•
The ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary bank and also must:

•
ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•
provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;

•
provide any transfer stamps required by the State of New York or the United States; and

•
pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary bank with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Shares upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian's offices. Your ability to withdraw the ordinary shares may be limited by U.S. and Cayman Islands considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary bank the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once cancelled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares that your ADSs represent may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•
Temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders' meeting or a payment of dividends.

•
Obligations to pay fees, taxes and similar charges.

•
Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in "Description of Share Capital—Ordinary Shares—Voting Rights."

As soon as practicable, after receipt of notice by the depositary at least 30 days prior to a shareholders' meeting or the voting deadline for a consent or solicitation of proxy, the depositary bank will distribute to you any notice of shareholders' meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder's ADSs in accordance with such voting instructions.

Voting at our shareholders' meetings is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or any shareholder present in person or by proxy. If the depositary timely receives voting instructions from a holder of ADSs, the depositary bank will endeavor to cause the ordinary shares on deposit to be voted (in person or by proxy) as follows: (a) in the event voting takes place at a shareholders' meeting by show of hands, the depositary bank will instruct the custodian to vote all ordinary shares on deposit in accordance with the voting instructions received from a majority of the holders of ADSs who provided voting instructions; or (b) in the event voting takes place at a shareholders' meeting by poll, the depositary bank will instruct the custodian to vote the ordinary shares on deposit in accordance with the voting instructions received from holders of ADSs.

In the event of voting by poll, ordinary shares in respect of which no timely voting instructions have been received from ADS holders and provided that the depositary received notice of the meeting or solicitation of vote at least 30 days prior to such meeting or vote, such ADS holder will be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the ordinary shares represented by such ADSs. No discretionary proxy will be given with respect to any matter as to which we inform the depositary that we do not wish such proxy to be given, and no discretionary proxy will be given with respect to any matter as to which we inform the depositary that (i) there exists substantial opposition, or (ii) the rights of holders of ADSs or the shareholders of our company will be materially adversely affected.

Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees
• Issuance of ADSs	Up to $.05 per ADS issued
• Cancellation of ADSs	Up to $.05 per ADS cancelled
• Distribution of cash dividends or other cash distributions	Up to $.05 per ADS held
• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to $.05 per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to $.05 per ADS held
• Depositary Services	Up to $.05 per ADS held on the applicable record date(s) established by the Depositary
• Transfer of ADRs	$1.50 per certificate presented for transfer

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•
fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares);

•
expenses incurred for converting foreign currency into U.S. dollars;

•
expenses for cable, telex and fax transmissions and for delivery of securities;

•
taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit);

•
fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit; and

•
fees and expenses incurred in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (such as stock dividend or other rights), the depositary bank charges the applicable fee to the record date ADS holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients' ADSs in DTC accounts in turn charge their clients' accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive 30 days prior notice of such changes.

The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary may agree from time to time.

Amendments and Termination

We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days' prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary bank will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary

The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary bank will maintain facilities in New York to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary bank's obligations to you. Please note the following:

•
We and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•
The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•
The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•
We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•
We and the depositary bank disclaim any liability if we or the depositary bank are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our third amended and restated memorandum and articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•
We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our third amended and restated memorandum and articles of association or in any provisions of or governing the securities on deposit.

•
We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•
We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•
We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•
We and the depositary bank also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-Release Transactions

Subject to the terms and conditions of the deposit agreement, the depositary bank may issue to brokers and dealers ADSs before receiving a deposit of ordinary shares or release ordinary shares to brokers and dealers before receiving ADSs for cancellation. These transactions are commonly referred to as "pre-release transactions" and are entered into between the depositary and the applicable broker or dealer. The deposit agreement limits the aggregate size of pre-release transactions (not to exceed 30% of the shares on deposit in the aggregate) and imposes a number of conditions on such transactions (such as the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•
Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•
Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•
Hold the foreign currency (without liability for interest) for the applicable holders.

Shares Eligible for Future Sale

Before this offering, there has not been a public market for our ordinary shares or our ADSs, and while our ADSs have been approved for listing on the NYSE, we cannot assure you that a significant public market for the ADSs will develop or be sustained after this offering. We do not expect that an active trading market will develop for our ordinary shares not represented by the ADSs. Future sales of substantial amounts of our ADSs in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our ordinary shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our ADSs, including ADSs representing ordinary shares issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our ADSs and our ability to raise equity capital in the future.

Upon the closing of the offering, we will have 60,937,912 outstanding ordinary shares, including ordinary shares represented by ADSs, assuming no exercise of the underwriters' over-allotment option. Of that amount, 15,000,000 ordinary shares, including ordinary shares represented by ADSs, will be publicly held by investors participating in this offering, and 45,937,912 ordinary shares will be held by our existing shareholders, who may be our "affiliates" as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

All of the ADSs sold in the offering and the ordinary shares they represent will be freely transferable by persons other than our "affiliates" in the United States without restriction or further registration under the Securities Act. Ordinary shares or ADSs purchased by one of our "affiliates" may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 of the Securities Act described below.

The 45,937,912 ordinary shares held by existing shareholders are, and those ordinary shares issuable upon exercise of options outstanding following the completion of this offering will be, "restricted securities," as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Lock-up Agreements

We have agreed that, without the prior joint written consent of Cowen and Company, LLC and HSBC Securities (USA) Inc., we will not, during the period ending 180 days after the date of this prospectus:

•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•
file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

•
enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs,

whether any such transaction described above is to be settled by delivery of ordinary shares or ADSs or such other securities, in cash or otherwise.

These restrictions do not apply to:

•
the sale of ordinary shares in the form of ADSs to the underwriters; and

•
the issuance by us of ordinary shares issuable upon the exercise of options pursuant to our share option scheme.

Each of our directors and executive officers and certain of our shareholders have agreed that, without the prior joint written consent of Cowen and Company, LLC and HSBC Securities (USA) Inc., on behalf of the underwriters, they will not, during the period ending 180 days after the date of this prospectus:

•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

•
enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs,

whether any such transaction described above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise.

These restrictions do not apply to:

•
transactions relating to ordinary shares, ADSs or other securities acquired in open market transactions after the closing of the offering of the ADSs; and

•
certain other transfers of ordinary shares, including to immediate family members, trusts, partners, members or controlled affiliates.

The 180-day lock-up period is subject to adjustment under certain circumstances. If (1) during the last 17 days of the 180-day lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day lock-up, the lock-up will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided that in the case of clause (2) above, if no earnings results are released during the 16-day period, the lock-up will terminate on the last day of the 16-day period.

After the expiration of the lock-up agreements, the ordinary shares subject to the lock-up agreements, and ADSs representing such shares, will be freely eligible for sale in the public market as described below.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned "restricted securities" within the meaning of Rule 144 for at least six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned "restricted securities" for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned "restricted securities" for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

•
1.0% of the number of our ordinary shares then outstanding, which will equal approximately 0.61 million ordinary shares immediately after this offering; or

•
the average weekly reported trading volume of our ADSs on the NYSE during the four calendar weeks proceeding the date on which a notice of the sale on Form 144 is filed with the SEC by such person.

Sales under Rule 144 by persons who are deemed to be our affiliates are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.

In addition, in each case, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Taxation

The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Jingtian & Gongcheng, our PRC counsel. To the extent that the discussion relates to matters of U.S. federal income tax law, it represents the opinion of Shearman & Sterling LLP, our special U.S. counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Taxation

Lentuo International Inc. is a holding company incorporated in the Cayman Islands and Lentuo International Inc. gains substantial income by way of dividends from its PRC subsidiaries. The EIT law and its implementation rules, both of which became effective on January 1, 2008, provide that PRC-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its foreign investor, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.

Under the EIT law, enterprises established under the laws of jurisdictions outside China with their "de facto management bodies" located within China may be considered to be PRC tax resident enterprises for tax purposes. If Lentuo International Inc. is considered a PRC tax resident enterprise under the above definition, then its global income will be subject to PRC enterprise income tax at the rate of 25%.

The EIT law provides that, (i) dividends received from a PRC tax resident enterprise and (ii) gains realized from transferring equity interests of PRC tax resident enterprises may be treated as PRC-sourced income. Therefore, if Lentuo International Inc. is considered as a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as PRC-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%.

We currently believe Lentuo International Inc. and Lentuo Hong Kong should be treated as non-resident enterprises for PRC tax purposes. The EIT law defines a PRC "resident enterprise" as either (i) an enterprise that is incorporated in the PRC or (ii) an enterprise that is incorporated outside the PRC but has its "de facto management body" in the PRC. Each of Lentuo International Inc. and Lentuo Hong Kong is a company incorporated outside the PRC. We believe neither Lentuo International Inc. nor Lentuo Hong Kong has its "de facto management body" in the PRC. For example, as offshore holding companies, these two entities' accounting and corporate records, company seals, resolutions of its board of directors and resolutions of its shareholders will be located and maintained outside the PRC. The board of directors at either Lentuo International Inc. or Lentuo Hong Kong, which exercises effective overall management and control over business operations, personnel, finance and accounting matters of these two entities, will hold its regular meetings or board committee meetings outside the PRC. Major decisions relating to our operational, financial or human resource matters will be made at such meetings. If Lentuo International Inc. is considered a non-tax resident enterprise, it will not be required to withhold PRC income tax on any dividends we pay to our overseas shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs through the stock exchange.

As the tax resident status of an enterprise is ultimately subject to determination by the PRC tax authorities, we acknowledge the uncertainties associated with such determination. See "Risk Factors—Risks Related to Our Business and Industry—The dividends we receive from our PRC subsidiary and our global income may be subject to PRC tax under the enterprise income tax law in China, which would have a material adverse effect on our results of operations" and "Risk Factors—Risks Related to Our ADSs and This Offering—Our foreign ADS holders may be subject to a PRC withholding tax upon the dividends payable by us and upon gains realized on the sale of our ADSs, if we are classified as a PRC 'resident enterprise."'

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to U.S. holders that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•
banks;

•
certain financial institutions;

•
insurance companies;

•
broker dealers;

•
U.S. expatriates;

•
traders that elect to mark to market;

•
tax-exempt entities;

•
persons liable for alternative minimum tax;

•
persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction; or

•
persons that actually or constructively own 10.0% or more of our voting stock.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to "U.S. Holders" will apply if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes:

•
an individual citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;

•
an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•
a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) that holds ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership. Partners in such partnerships should consult their tax advisors about the U.S. federal income tax consequences applicable to them.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between holders of the ADSs and the issuer of the underlying shares may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Although the U.S. Treasury has not articulated its specific concern, the concern may be related to the fact that the holder of the ADSs would not be treated as the actual owner of the ADSs for U.S. federal income tax purposes, and thus would not be entitled to U.S. foreign tax credits in respect of any foreign taxes applicable to the ADSs, if an intermediary such as the depositary bank had taken actions inconsistent with the ownership of the underlying shares by the holder claiming the credit, such as a disposition or pre-release of the underlying shares. Such concern would potentially also apply to the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below, as the U.S. Holder would not be the actual owner of the ADSs for U.S. federal income tax purposes if the underlying shares had been disposed of or pre-released.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of distributions to you with respect to the ADSs or ordinary shares will be included in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of a distribution exceeds a corporation's current and accumulated earnings and profits, it will be treated first as a tax-free return of a shareholder's tax basis in its ADSs or shares, and to the extent the amount of the distribution exceeds its tax basis, the excess will be taxed as capital gain. We do not, however, intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may constitute "qualified dividend income" and, thus, be taxed at the lower applicable capital gains rate, provided that (1) either (a) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, such as the income tax treaty between the United States and the PRC (the "Treaty"), (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service ("IRS") authority, ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NYSE, as our ADSs are expected to be. We may be eligible for the benefit of the Treaty if we are treated as a "resident enterprise" for PRC tax purposes as discussed above under "—PRC Taxation." In such case, you may be eligible for the benefits of the Treaty, which may allow you to treat certain gains as PRC source income, as discussed under "—Taxation of Disposition of ADSs or Ordinary Shares." You

should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for U.S. foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the U.S. foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends distributed by us with respect to ADSs or ordinary shares will generally constitute "passive category income" but could, in the case of certain U.S. Holders, constitute "general category income."

If PRC withholding taxes apply to dividends paid to you with respect to the ADSs or ordinary shares, such withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. U.S. Holders should consult their own tax advisors regarding the creditability of any PRC tax.

Taxation of Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. If PRC tax applies to a sale, exchange or other taxable disposition of an ADS or ordinary share, as described above under "Taxation—PRC Taxation," a U.S. Holder would only be able to claim a foreign tax credit for the amount withheld to the extent that such U.S. Holder has foreign source income. However, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary share, a U.S. Holder that is eligible for the benefits of the Treaty could be eligible elect to treat such gains as PRC source income. U.S. Holders should consult their own tax advisors regarding the creditability of any PRC tax.

Passive Foreign Investment Company

We were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2009, and we do not expect to be a PFIC for our current taxable year. Our expectation for our current taxable year ending December 31, 2010 is based in part on our estimates of the value of our assets as determined based on the price of the ADSs and our ordinary shares in this offering and the expected price of the ADSs and our ordinary shares following the offering. Our actual PFIC status for any taxable year will not be determinable until the close of the taxable year, and, accordingly, there can be no assurance that we will not be a PFIC for the current taxable year or any future tax year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

•
at least 75% of its gross income is passive income, or

•
at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

"Passive income" includes dividends, interest, royalties, certain net gain from the sale of commodities, rents and royalties (other than rents and royalties derived in the active conduct of a trade or business), annuities and gain from the sale of assets that produce passive income. For the purposes of the PFIC tests described above, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares which is likely to fluctuate after the offering. The composition of our income and assets will also be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares unless you make a special election, as discussed below. In addition, for the purposes of the PFIC rules, you would be deemed to own your proportionate share of any of our subsidiaries that are treated as PFICs. We will make a determination for each taxable year as to whether we are a PFIC (after the close of such taxable year) and intend to disclose such determination in our annual reports on Form 20-F to be filed with the SEC.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any "excess distribution" that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a "mark-to-market" election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•
the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•
the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income and

•
the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or "excess distribution" cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

Alternatively, a U.S. Holder of "marketable stock" (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts.

The mark-to-market election is available only for "marketable stock," which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including the NYSE, or other market, as defined in applicable U.S. Treasury regulations. We expect that the ADSs will be listed on the NYSE and, consequently, if you are a holder of ADSs the mark-to-market election would be available to you were we to be or become a PFIC. However, were we to be or become a PFIC, mark-to-market election would not be available with respect to any subsidiary PFIC that you would be deemed to own.

Alternatively, a U.S. investor in a non-U.S. corporation normally may make a "qualified electing fund" ("QEF") election to mitigate some of the adverse consequences of owning PFIC stock if the non-U.S. corporation agrees to provide certain information. We do not currently intend to provide such information. Consequently, you should not expect to be able to make a QEF election if we are a PFIC in any taxable year.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file an annual report containing such information as the U.S. Treasury.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares and the reporting requirements applicable to you.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding by the payor of the relevant payment, which may be a broker in the case of proceeds from a sale, exchange or redemption or a broker or financial institution in the case of any dividends paid. We will assume responsibility for backup withholding on any payments made by us to the extent required by applicable law at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

Underwriting

Subject to the terms and conditions set forth in the underwriting agreement dated                        , 2010 between us and Cowen and Company, LLC and HSBC Securities (USA) Inc., as representatives of the underwriters, we have agreed to sell to the underwriters and the underwriters have severally agreed to purchase from us, the number of ADSs indicated in the table below:

Underwriter	Number of ADSs
Cowen and Company, LLC
HSBC Securities (USA) Inc.
Macquarie Capital (USA) Inc.

Total	7,500,000

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers' certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the ADSs if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters have advised us that they currently intend to make a market in our ADSs. However, the underwriters are not obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for our ADSs.

The underwriters are offering our ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority except sales to accounts over which they have discretionary authority to exceed        % of the ADSs being offered.

None of our major shareholders, directors or members of our management intend to subscribe in this offering and we do not know whether any person intends to subscribe for more than 5% of this offering as of the date of this prospectus.

Option to Purchase Additional ADSs

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,125,000 additional ADSs at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option at any time and from time to time, in whole or in part, within 30 days after the date of this prospectus. If the underwriters exercise this option, each underwriter will purchase a number of additional ADSs proportionate to that underwriter's initial purchase commitment as indicated in the table above.

Commission and Expenses

The underwriters have advised us that they propose to offer the ADSs to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $            per ADS. The underwriters may allow, and certain dealers may reallow, a discount from the

concession not in excess of $            per ADS to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional ADSs.

	Per ADS		Total
	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

Total underwriting discounts and commissions paid by us represent 7.0% of the total amount of the offering proceeds. We estimate expenses incurred by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $3.9 million. See "Expenses Related to This Offering" for certain major categories of such expenses.

Determination of Offering Price

Prior to the offering, there has not been a public market for our ADSs. Consequently, the initial public offering price for our ADSs will be determined by negotiations between us and the underwriters. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which our ADSs will trade in the public market subsequent to the offering or that an active trading market for our ADSs will develop and continue after the offering.

Listing

Our ADSs have been approved for listing on the New York Stock Exchange under the trading symbol "LAS."

Indemnification

We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

We, our officers, directors and holders of all or substantially all our outstanding capital shares and other securities have agreed, subject to specified exceptions, not to directly or indirectly:

•
sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or

•
otherwise dispose of any ADSs, ordinary shares, options or warrants to acquire ADSs or ordinary shares, or securities exchangeable or exercisable for or convertible into ADSs or ordinary shares, currently or hereafter owned either of record or beneficially, or

•
publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior joint written consent of Cowen and Company, LLC and HSBC Securities (USA) Inc.

This restriction terminates after the close of trading of the ADSs on and including the 180th day after the date of this prospectus. However, subject to certain exceptions, in the event that either:

•
during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or

•
prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period,

then in either case the expiration of the 180-day restricted period will be extended until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or event, as applicable, unless Cowen and Company, LLC and HSBC Securities (USA) Inc. waive, in writing, such an extension.

Cowen and Company, LLC and HSBC Securities (USA) Inc. may, in their discretion and at any time or from time to time before the termination of the 180-day period, without public notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of our ADSs or ordinary shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in transactions, including overallotment, stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of our ADSs at a level above that which might otherwise prevail in the open market. Overallotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional ADSs in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the option to purchase additional ADSs. "Naked" short sales are sales in excess of the option to purchase additional ADSs. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. A stabilizing bid is a bid for the purchase of ADSs on behalf of the underwriters for the purpose of fixing or maintaining the price of the ADSs. A syndicate covering transaction is the bid for or the purchase of ADSs on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the ADSs originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ADSs. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of ADSs for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters' web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Affiliations

The underwriters or their affiliates from time to time may in the future provide investment banking, commercial lending and financial advisory services to us and our affiliates in the ordinary course of business. The underwriters and their affiliates, as applicable, will receive customary compensation and reimbursement of expenses in connection with such services. In the course of their businesses, the underwriters and their affiliates may actively trade our securities or loans for their own accounts or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans.

Disclaimers About Non-U.S. Jurisdictions

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

United Kingdom

No offer of ADSs has been made or will be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or FSA. The underwriters: (i) have only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to us; and (ii) have complied with, and will comply with all applicable provisions of FSMA with respect to anything done by them in relation to the ADSs in, from or otherwise involving the United Kingdom.

Hong Kong

The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, which we refer to as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, which we refer to as the Relevant Implementation Date, no offer of ADSs has been made and or will be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the

Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of ADSs may be made to the public in that Relevant Member State at any time: (a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (b) to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or (c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this provision, the expression an "offer of ADSs to the public" in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.

PRC

This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Dubai International Financial Centre

This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

Kingdom of Saudi Arabia

No action has been or will be taken in the Kingdom of Saudi Arabia that would permit a public offering or private placement of the ADSs in the Kingdom of Saudi Arabia, or possession or distribution of any offering materials in relation thereto. Our ADSs may only be offered and sold in the Kingdom of Saudi Arabia through persons authorized to do so in accordance of Part 5 (Exempt Offers) of the Offers of Securities Regulations dated 20/8/1425 AH corresponding to 4/10/2004 (as amended), or the Regulations, and in accordance with Part 5 (Exempt Offers) Article 16(a)(3) of the Regulations, the ADSs will be offered to no more than 60 offerees in the Kingdom of Saudi Arabia with each such offeree paying an amount not less than Saudi Riyals one million or an equivalent amount in another currency. Investors are informed that Article 19 of the Regulations places restrictions on secondary market activity with respect to our ADSs. Any resale or other transfer, or attempted resale or other transfer, made other than in compliance with the above-stated restrictions shall not be recognized by us. Prospective purchasers of our ADSs should conduct their own due diligence on the accuracy of the information relation to the ADSs. Investors should consult an authorized financial adviser if they do not understand the contents of this prospectus.

State of Kuwait

Our ADSs have not been authorized or licensed for offering, marketing or sale in the State of Kuwait, or Kuwait. The distribution of this prospectus and the offering, marketing and sale of the ADSs in Kuwait is restricted by law unless a license is obtained from the Kuwaiti Ministry of Commerce and Industry in accordance with Law No. 31 of 1990, and the various Ministerial Regulations issued pursuant thereto. Persons into whose possession this prospectus comes are required by us and the underwriters to inform themselves about and to observe such restrictions. Investors in Kuwait who approach us or any of the underwriters to obtain copies of this prospectus are required by us and the underwriters to keep such prospectus confidential and not to make copies thereof nor distribute the same to any other person in Kuwait and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the ADSs.

United Arab Emirates

This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

Expenses Related to This Offering

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority (FINRA) filing fee and the NYSE listing fee, all amounts are estimates.

SEC registration fee	$8,302
NYSE listing fee	125,000
FINRA filing fee	12,144
Printing and engraving expenses	225,000
Legal fees and expenses	1,700,000
Accounting fees and expenses	1,500,000
Miscellaneous	300,000

Total	$3,870,446

Expenses for the offering will be borne by us.

 Legal Matters

The validity of the ADSs and certain other legal matters as to the United States federal securities and New York State law in connection with this offering will be passed upon for us by Shearman & Sterling LLP. The underwriters have been represented with respect to United States federal securities and New York State law by Jones Day. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder. Legal matters as to PRC law will be passed upon for us by Jingtian & Gongcheng and for the underwriters by Commerce and Finance Law Offices. Shearman & Sterling LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and Jingtian & Gongcheng with respect to matters governed by PRC law. Jones Day may rely upon Commerce and Finance Law Offices with respect to matters governed by PRC law.

Experts

Our consolidated financial statements as of and for the years ended December 31, 2007, 2008 and 2009 appearing in this prospectus have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The offices of Ernst & Young Hua Ming are located at 50/F, Shanghai World Financial Center, 100 Century Avenue, Pudong New Area, Shanghai 200120.

 Where You Can Find Additional Information

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. A related registration statement on F-6 has been filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC's website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders' meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders' meeting received by the depositary from us.

Lentuo International Inc.
Index to Consolidated Financial Statements

Page
Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2007, 2008 and 2009	F-3–F-4
Consolidated Statements of Income and Comprehensive Income for the Years Ended December 31, 2007, 2008 and 2009	F-5–F-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 2007, 2008 and 2009	F-7–F-8
Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2007, 2008 and 2009	F-9
Notes to the Consolidated Financial Statements	F-10–F-50
Unaudited Interim Condensed Consolidated Financial Statements
Unaudited Interim Condensed Consolidated Balance Sheet as of June 30, 2010	F-51–F-52
Unaudited Interim Condensed Consolidated Statements of Income and Comprehensive Income for the Six Months Ended June 30, 2009 and 2010	F-53–F-54
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2009 and 2010	F-55–F-56
Unaudited Interim Condensed Consolidated Statements of Shareholders' Equity for the Six Months Ended June 30, 2009 and 2010	F-57
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-58–F-79

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Lentuo International Inc.

We have audited the accompanying consolidated balance sheets of Lentuo International Inc. (the "Company") as of December 31, 2007, 2008 and 2009, and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the years ended December 31, 2007, 2008 and 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lentuo International Inc. as of December 31, 2007, 2008 and 2009, and the consolidated results of its operations and its cash flows for each of the years ended December 31, 2007, 2008 and 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Hua Ming
Shanghai, The People's Republic of China

July 29, 2010, except for Note 26(d), as to which the date is October 29, 2010

Lentuo International Inc.
Consolidated Balance Sheets

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares)

			December 31,
			2007 RMB	2008 RMB	2009
	Notes				RMB	US$
ASSETS
Current assets:
Cash and cash equivalents			123,513	103,143	72,082	10,629
Restricted cash	3		99,963	251,314	169,887	25,052
Trading securities	6		—	728	—	—
Accounts receivable (net of allowance for doubtful accounts of nil as of December 31, 2007, 2008 and 2009)	4		58,551	19,631	15,935	2,350
Inventories, net	5		117,807	244,518	290,298	42,807
Advances to suppliers			264,441	270,059	251,632	37,106
Prepaid expenses and other current assets	7		11,500	8,280	17,932	2,644
Amounts due from related parties	17		4,568	186,849	308,085	45,430

Total current assets			680,343	1,084,522	1,125,851	166,018

Non-current assets:
Property and equipment, net	8		262,747	270,446	267,696	39,474
Land use rights, net	9		9,588	9,365	9,142	1,348
Deferred initial public offering costs	10		—	—	3,635	536
Investment in an equity investee	2	(i)	398	398	—	—
Deferred tax assets	16		319	385	465	69

Total non-current assets			273,052	280,594	280,938	41,427

TOTAL ASSETS			953,395	1,365,116	1,406,789	207,445

The accompanying notes are integral part of the consolidated financial statements

Lentuo International Inc.
Consolidated Balance Sheets (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares)

		December 31,
		2007 RMB	2008 RMB	2009
	Notes			RMB	US$
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable		3,631	1,746	8,052	1,188
Bills payable	11	456,349	775,933	409,584	60,397
Advances from customers	12	44,848	38,996	25,821	3,808
Deposits from third parties	13	68,774	101,335	162,114	23,905
Accrued expenses and other current liabilities	14	28,908	33,931	92,553	13,648
Amounts due to related parties	17	8,535	1,083	1,229	181
Unrecognized tax benefits	16	21,686	49,525	49,525	7,303
Taxes payable	16	—	—	50,082	7,385
Short-term loans	15	243,550	208,928	325,460	47,992

Total current liabilities		876,281	1,211,477	1,124,420	165,807

Total liabilities		876,281	1,211,477	1,124,420	165,807

Commitments and contingencies	24
Shareholders' equity:
Ordinary shares, par value US$0.00001 per share
Authorized—500,000,000 shares as of December 31, 2007, 2008 and 2009;
Issued and outstanding—39,908,389 shares as of December 31, 2007, 2008 and 2009	18	1	1	1	—
Additional paid-in capital		53,972	53,972	53,973	7,959
Retained earnings		23,141	99,666	228,395	33,679

Total shareholders' equity		77,114	153,639	282,369	41,638

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		953,395	1,365,116	1,406,789	207,445

The accompanying notes are integral part of the consolidated financial statements

Lentuo International Inc.
Consolidated Statements of Income and Comprehensive Income

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

		Years ended December 31,
		2007 RMB	2008 RMB	2009
	Notes			RMB	US$
Revenues:
Sales of automobiles		1,575,666	1,744,610	2,131,403	314,297
Automobile repair and maintenance services		74,892	125,809	203,083	29,947
Other services		6,251	8,860	7,005	1,033

		1,656,809	1,879,279	2,341,491	345,277

Cost of goods sold:
Sales of automobiles		(1,464,466)	(1,612,552)	(1,975,497)	(291,307)
Automobile repair and maintenance services		(52,706)	(70,974)	(86,432)	(12,745)
Other services		(370)	(532)	(234)	(35)

		(1,517,542)	(1,684,058)	(2,062,163)	(304,087)

Gross profit		139,267	195,221	279,328	41,190

Operating expenses:
Selling, marketing and distribution expenses		(29,521)	(37,615)	(38,774)	(5,718)
General and administrative expenses		(26,794)	(23,320)	(31,851)	(4,697)

Total operating expenses		(56,315)	(60,935)	(70,625)	(10,415)

Operating income		82,952	134,286	208,703	30,775
Interest income		2,753	2,278	2,392	353
Interest expenses	23	(21,403)	(33,435)	(33,288)	(4,909)
Other (expense) income, net		(51)	1,179	1,394	206

Income before income tax expenses		64,251	104,308	179,201	26,425
Income tax expenses	16	(29,654)	(27,806)	(50,039)	(7,379)

Income from continuing operations		34,597	76,502	129,162	19,046
(Loss) income from discontinued operations	20	(50)	23	(433)	(64)

Net income attributable to ordinary shareholders and comprehensive income		34,547	76,525	128,729	18,982

The accompanying notes are integral part of the consolidated financial statements

Lentuo International Inc.
Consolidated Statements of Income and Comprehensive Income (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

		Years ended December 31,
		2007 RMB	2008 RMB	2009
	Note			RMB	US$
Earnings per share:	19
Income from continuing operations		0.87	1.92	3.24	0.48
(Loss) income from discontinued operations		—	—	(0.01)	—

Basic and diluted earnings per share		0.87	1.92	3.23	0.48

Weighted average ordinary shares outstanding:
Basic and diluted		39,908,389	39,908,389	39,908,389	39,908,389

The accompanying notes are integral part of the consolidated financial statements

Lentuo International Inc.
Consolidated Statements of Cash Flows

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"))

	Years ended December 31,
	2007 RMB	2008 RMB	2009
			RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	34,547	76,525	128,729	18,982
Adjustment to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property and equipment	10,169	11,436	11,905	1,756
Amortization of land use rights	223	223	223	33
(Gain) loss on disposal of property and equipment	(37)	—	188	28
Deferred tax expense (benefit)	7,956	(66)	(80)	(12)
Write-off of accounts receivable	637	2	18	3
Unrealized loss on trading securities	—	272	—	—
Realized gain on trading securities	—	—	(306)	(45)
Changes in operating assets and liabilities:
Accounts receivable	(50,959)	38,918	3,678	542
Inventories	(37,735)	(126,711)	(45,780)	(6,751)
Advances to suppliers	(44,377)	(5,618)	18,427	2,717
Prepaid expenses and other current assets	(3,944)	3,220	(6,652)	(981)
Accounts payable	(3,381)	(1,885)	6,306	930
Bills payable	4,857	319,584	(366,349)	(54,022)
Advances from customers	(8,697)	(5,852)	(13,175)	(1,943)
Deposits from third parties	36,520	32,561	60,779	8,962
Accrued expenses and other current liabilities	43,716	6,168	58,908	8,687
Unrecognized tax benefit	21,683	27,839	—	—
Taxes payable	—	—	50,082	7,385
Amounts due to related parties	(77,180)	(6,546)	167	25

Net cash (used in) provided by operating activities	(66,002)	370,070	(92,932)	(13,704)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment, net	(15,861)	(20,280)	(15,652)	(2,308)
Proceeds from disposal of property and equipment	63	—	4,186	617
Purchase of trading securities	—	(1,000)	—	—
Disposal of trading securities	—	—	1,034	152
Disposal of investment in an equity investee	—	—	398	59
Amounts due from related parties	(3,546)	(182,281)	(121,236)	(17,877)

Net cash used in investing activities	(19,344)	(203,561)	(131,270)	(19,357)

The accompanying notes are integral part of the consolidated financial statements

Lentuo International Inc.
Consolidated Statements of Cash Flows (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"))

	Years ended December 31,
	2007 RMB	2008 RMB	2009
			RMB	US$
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term loans	589,596	625,341	796,833	117,501
Repayments of short-term loans	(597,596)	(659,963)	(680,301)	(100,317)
Amounts due to related parties	(4,360)	(906)	(21)	(3)
Deposits for short-term loans	—	—	(3,000)	(442)
Restricted cash	71,166	(151,351)	81,427	12,007
Payment of deferred initial public offering costs	—	—	(1,797)	(265)

Net cash provided by (used in) financing activities	58,806	(186,879)	193,141	28,481

Net decrease in cash and cash equivalents	(26,540)	(20,370)	(31,061)	(4,580)
Cash and cash equivalents, beginning of year	150,053	123,513	103,143	15,209

Cash and cash equivalents, end of year	123,513	103,143	72,082	10,629

Supplementary disclosure of cash flow information:
Interest expense paid	20,645	28,788	20,560	3,032
Income taxes paid	12	33	36	5
Non-cash activities:
Non-cash portion of purchase of property and equipment, net	3,269	2,124	—	—

The accompanying notes are integral part of the consolidated financial statements

Lentuo International Inc.
Consolidated Statements of Shareholders' Equity

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital RMB	(Accumulated deficits) retained earnings RMB	Total shareholders' equity RMB
Balance at January 1, 2007	39,908,389	1	53,972	(11,406)	42,567
Net income and comprehensive income	—	—	—	34,547	34,547

Balance at December 31, 2007	39,908,389	1	53,972	23,141	77,114

Net income and comprehensive income	—	—	—	76,525	76,525

Balance at December 31, 2008	39,908,389	1	53,972	99,666	153,639

Additional paid-in capital upon establishment of the Company	—	—	1	—	1
Net income and comprehensive income	—	—	—	128,729	128,729

Balance at December 31, 2009	39,908,389	1	53,973	228,395	282,369

Balance at December 31, 2009 (US$)	39,908,389	—	7,959	33,679	41,638

The accompanying notes are integral part of the consolidated financial statements

Lentuo International Inc.
Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

1. Organization and Basis of Presentation

Lentuo International Inc. (the "Company") was incorporated as an exempted company with limited liability in the Cayman Islands on September 9, 2009. Mr. Hetong Guo ("Mr. Guo"), who owns 75% of the equity interest in the Company through his wholly-owned entity Modern Cyber International Limited (British Virgin Islands), is the Company's ultimate controlling shareholder. The Company is considered a foreign entity under the laws of the People's Republic of China (the "PRC").

The Company is principally engaged in the sale of new automobiles and the provision of automobile repair and maintenance services, and to a lesser extent, the provision of automobile leasing services (collectively, the "Automobile Business"). The sale of new automobiles and provision of automobile repair and maintenance services are provided through dealerships which operate under the terms of non-exclusive franchise agreements with specific automobile manufacturers. The Company does not conduct any substantive operations on its own but instead conducts its business operations through its variable interest entities ("VIEs") which are all located in Beijing, the PRC. The Company, its wholly-owned subsidiaries and VIEs are hereafter referred to as the Group. As more fully described below, the Company, through a series of transactions which are accounted for as a reorganization of entities under common control in a manner similar to a pooling of interest, became the ultimate parent entity of its wholly-owned subsidiaries and VIEs by June 20, 2010. Accordingly, these consolidated financial statements reflect the historical operations of the Group as if the current organization structure had existed since January 1, 2007.

Reorganization Transactions

Prior to the reorganization, the Group's operations were conducted through Lentuo Electromechanical Group Co., Ltd. ("Lentuo Electromechanical"), an entity incorporated under the Company Law of the PRC on June 10, 1994, and through its eight wholly-owned subsidiaries ("Automobile Operating Entities") which were all entities incorporated under the Company Law of the PRC. In addition, Lentuo Electromechanical was engaged in other insignificant business operations ("Non-Automobile Businesses") which were unrelated to its Automobile Business such as non-automobile related advertising and market research. These Non-Automobile Businesses were principally conducted through three wholly-owned subsidiaries ("Non-Automobile Entities") which had insignificant assets, liabilities and operating results since their inception. Lentuo Electromechanical has been controlled by Mr. Guo since its inception.

In preparation for its planned initial public offering ("IPO"), the following transactions were undertaken to reorganize the legal structure of the Group. The Company incorporated Lentuo Automobile Trading (Hong Kong) Co., Ltd. ("Lentuo Hong Kong") and Beijing Anhui Wanxing Science & Technology Co., Ltd. ("Lentuo Beijing") on September 25, 2009 and November 17, 2009, respectively. Lentuo Hong Kong and Lentuo Beijing have been wholly-owned subsidiaries of the Company since their inception. On January 28, 2010 and June 20, 2010, Lentuo Hong Kong and Lentuo Beijing entered into a series of contractual arrangements ("VIE Arrangements" which are more fully described below) with Lentuo Electromechanical, as the shareholder of the Automobile Operating Entities, whereby Lentuo Hong Kong and Lentuo Beijing, as a group, obtained effective control over the Automobile Operating Entities through the ability to exercise all the rights of the Automobile Operating Entities' shareholder, the rights to absorb substantially all of the economic residual benefits and the obligation to fund all of the expected losses of the Automobile Operating Entities. Lentuo Hong Kong has been determined to be the primary beneficiary of the Automobile Operating Entities because it is most closely associated with the Automobile Operating Entities due to its obligation to provide unlimited financial support

Lentuo International Inc.
Notes to the Consolidated Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

1. Organization and Basis of Presentation (Continued)

and its ability to determine strategic business decisions of the VIEs through voting rights. In accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification ("ASC") topic 810 ("ASC 810"), Consolidation, the Company, through Lentuo Hong Kong, consolidates the operating results of the VIEs. Since the VIE Arrangements were entered into between entities under common control, these transactions have been accounted for at their historical cost and as if they took place on January 1, 2007 in a manner similar to a pooling of interest. The reason the Group entered into these VIE Arrangements is due to the fact that PRC Laws and regulations (i) prohibit direct foreign control in certain industries such as advertising enterprises in which the Group has some operations and (ii) restrict an offshore company controlled or established by a PRC enterprise or natural person to acquire its PRC affiliates. As a result, in an effort to ensure that the Group is not violating such PRC Laws or regulations, it structured its legal organization using the aforementioned VIE arrangements.

Further, on June 20, 2010, Lentuo Electromechanical entered into an arrangement with Beijing Huitong Auto Sales & Services Co., Ltd. ("Huitong"), one of the Automobile Operating Entities, whereby Lentuo Electromechanical transferred all of its net assets, except for certain assets which would not be used in the Automobile Business, to Huitong. Lentuo Electromechanical did not have the necessary title certificates to legally transfer a building, which was historically used for the Automobile Business of Lentuo Electromechanical, to Huitong on June 20, 2010. In order to still transfer substantively all of the rights and benefits of this building to the Group, Lentuo Electromechanical entered into a lease arrangement on June 20, 2010 with Huitong. Under the lease arrangement, Huitong obtained the right to use the building for the remainder of its expected useful life of 40 years for nil consideration and was granted a bargain purchase option to acquire the building for a nominal value at the end of the lease term. Accordingly, Huitong accounted for the building as a capital lease in accordance with ASC topic 840 ("ASC 840"), Leases. The transfer of the net assets and the capital lease arrangement have been accounted for as a transaction between entities under common control in a manner similar to a pooling of interest and the retention of the assets which would not be used in the Automobile Business by Lentuo Electromechanical has been accounted for as a distribution of assets to the Group's shareholders at the date of disposal.

As of December 31, 2007, 2008 and 2009, the breakdown of Lentuo Electromechanical's net assets which are distributed to the Group's shareholders on June 20, 2010 is as follows:

	December 31,
	2007 RMB	2008 RMB	2009
			RMB	US$
Amounts due from related parties	—	—	77,003	11,355
Property and equipment, net
Buildings	3,756	3,643	3,527	520
Construction in progress	36,280	36,280	36,280	5,350
Land use rights, net	3,353	3,272	3,194	471

Net assets	43,389	43,195	120,004	17,696

Lentuo International Inc.
Notes to the Consolidated Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

1. Organization and Basis of Presentation (Continued)

Lentuo Electromechanical's results of operations which are unrelated to the Automobile Business are summarized as follows:

	Years ended December 31,
	2007 RMB	2008 RMB	2009
			RMB	US$
Revenue	—	—	—	—
Operating expenses, mainly comprising:
Depreciation and amortization	(194)	(194)	(194)	(29)

Net loss	(194)	(194)	(194)	(29)

These assets to be accounted for as a distribution to shareholders on June 20, 2010 did not meet the definition of a component of an entity under ASC topic 205 ("ASC 205"), Presentation of Financial Statements—Discontinued Operation, as their operations and cash flows were not clearly distinguished from the rest of the Group.

As indicated above, Lentuo Electromechanical also conducted its Non-Automobile Businesses through three Non-Automobile Entities. In accordance with Staff Accounting Bulletin ("SAB") Topic 5Z.7, the historical operating results, assets and liabilities of the three Non-Automobile Entities have not been included in these historical financial statements of the Group because (i) the Non-Automobile Entities were operated and managed autonomously by a different management team from the Automobile Operating Entities and will continue to be operated, financed and managed autonomously after the Group's IPO; (ii) the Non-Automobile Entities are significantly dissimilar to the Automobile Operating Entities in terms of their business models, revenue streams and customer base and (iii) the Non-Automobile Entities had insignificant shared costs, facilities and intercompany transactions with the Automobile Operating Entities and Lentuo Electromechanical.

On November 6, 2009, Lentuo Tonghe Advertising Co., Ltd. ("Tonghe Advertising"), one of the Automobile Operating Entities, was disposed to Mr. Guo in return for cash consideration amounting to RMB4,293, which equaled the carrying value of its net assets. The operating results of Tonghe Advertising have been presented as discontinued operations for all years presented (Note 20).

VIE Arrangements

The significant terms of each VIE Arrangement are listed below:

(i) Exclusive call option agreement

Lentuo Electromechanical irrevocably granted Lentuo Hong Kong or its designated persons the exclusive option to purchase part of or the entire equity interests of the Automobile Operating Entities at any time for the minimum price permitted under PRC law. Any amount received by Lentuo Electromechanical from Automobile Operating Entities is required to be remitted back to Lentuo Hong Kong. In addition, Lentuo Hong Kong is obligated to provide unlimited financial funding to the Automobile Operating Entities when and if required. If the Automobile Operating Entities cannot repay the funds provided by Lentuo Hong Kong, Lentuo Hong Kong must agree to forego the right to seek repayment. Furthermore, neither Lentuo Electromechanical nor the

Lentuo International Inc.
Notes to the Consolidated Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

1. Organization and Basis of Presentation (Continued)

Automobile Operating Entities are permitted to (i) enter into transactions that could materially affect the Automobile Operating Entities' assets, liabilities, share capital or operations or (ii) distribute any dividends and grant any loan to third parties without the prior written consent of Lentuo Hong Kong. The exclusive call option agreement is effective for 10 years and Lentuo Hong Kong has the sole discretion to extend the agreement for another 10 years.

(ii) Powers of attorney

Pursuant to the powers of attorney signed between Lentuo Electromechanical, in its capacity as the shareholder of the Automobile Operating Entities, and Lentuo Hong Kong, Lentuo Electromechanical irrevocably assigns its full voting rights in the Automobile Operating Entities to Lentuo Hong Kong. The powers of attorney will remain effective as long as Lentuo Electromechanical is the shareholder of the Automobile Operating Entities.

(iii) Exclusive technology consulting and service agreement

Pursuant to the exclusive technology consulting and service agreement entered into between Lentuo Beijing and the Automobile Operating Entities, Lentuo Beijing has the exclusive and irrevocable right to provide to the Automobile Operating Entities various technical and consulting services, such as market research, business strategy development, technical training and other consultative services related to the automobile retail business. In return, the Automobile Operating Entities are required to pay Lentuo Beijing a service fee in an amount as determined at the sole discretion of Lentuo Beijing. Lentuo Beijing also has the unilateral right to change the service fee amount. The agreement is effective for 10 years and will automatically extend for another 10 years unless both Lentuo Beijing and the Automobile Operating Entities agree to terminate.

(iv) Equity interest pledge agreement

Pursuant to the equity interest pledge agreement entered into by Lentuo Beijing and Lentuo Electromechanical, in its capacity as the shareholder of the Automobile Operating Entities, Lentuo Electromechanical has pledged its entire equity interest in the Automobile Operating Entities to Lentuo Beijing (i) to guarantee the performance of the Automobile Operating Entities' obligations under the exclusive technical consultation and service agreement and (ii) to assure any actions of Lentuo Electromechanical are in the best interest of Lentuo Beijing. If the Automobile Operating Entities breach their respective contractual obligations under the exclusive technical consultation and service agreement, Lentuo Beijing, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interest. Lentuo Electromechanical agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on its equity interest in the Automobile Operating Entities without the prior consent of Lentuo Beijing. The agreements will expire upon the termination of the exclusive technical support and service agreement.

Lentuo International Inc.
Notes to the Consolidated Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

1. Organization and Basis of Presentation (Continued)

As at December 31, 2009, the following entities were included in the Company's consolidated financial statements:

Name	Date of incorporation	Place of incorporation	Percentage of shareholdings	Principal activities
Lentuo Hong Kong	September 25, 2009	Hong Kong	100%	Investment holding
Lentuo Beijing	November 17, 2009	PRC	100%	Provision of technical support and management consultation services
Lentuo Electromechanical	June 10, 1994	PRC	—	Sale of new motor vehicles and provision of automobile repair and maintenance services

As at December 31, 2009, the Company consolidated the following VIEs:

Name	Date of incorporation	Place of incorporation	Percentage of shareholdings	Principal activities
Beijing Yuantongqiao Toyota Automobile Trading Co., Ltd. ("Yuantongqiao Toyota")	August 25, 2004	PRC	—	Sale of new motor vehicles and provision of automobile repair and maintenance services
Beijing Tuozhan Industrial & Trading Development Co., Ltd. ("Tuozhan I&C")	September 23, 1997	PRC	—	Sale of new motor vehicles and provision of automobile repair and maintenance services
Beijing Lentuo Chengxin Commercial & Trading Co., Ltd. ("Chengxin Commercial")	February 7, 2002	PRC	—	Sale of new motor vehicles and provision of automobile repair and maintenance services
Beijing Aotong Automobile Trading Co., Ltd. ("Aotong")	July 20, 2001	PRC	—	Sale of new motor vehicles and provision of automobile repair and maintenance services
Beijing Tuojiacheng Commercial & Trading Co., Ltd. ("Tuojiacheng")	December 2, 1998	PRC	—	Sale of new motor vehicles and provision of automobile repair and maintenance services

Lentuo International Inc.
Notes to the Consolidated Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

1. Organization and Basis of Presentation (Continued)

Name	Date of incorporation	Place of incorporation	Percentage of shareholdings	Principal activities
Beijing Lentuo Huitong Automobile Sales Service Co., Ltd. ("Huitong")	September 27, 2009	PRC	—	Sale of new motor vehicles and provision of automobile repair and maintenance services
Beijing Lentuo Automobile Lease Co., Ltd. ("Lentuo Lease")	July 22, 2003	PRC	—	Provision of automobile leasing services
Beijing Tuozhan Automobile Repair Co., Ltd. ("Tuozhan Repair")	May 16, 2003	PRC	—	Provision of automobile repair and maintenance services

As of December 31, 2009, the carrying amount of the total assets and the net assets of the Automobile Operating Entities were RMB1,286,785 (US$189,749) and RMB162,365 (US$23,942), respectively, and there was no pledge or collateralization of the assets of the Automobile Operating Entities. The Group has not provided any financial or other support that it was not previously contractually required to provide to the VIEs during the years presented.

These consolidated financial statements have been prepared in accordance with the United States general accepted accounting principles ("US GAAP").

2. Summary of Significant Accounting Policies

(a) Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which a subsidiary of the Company is the primary beneficiary. All significant intercompany transactions and balances have been eliminated upon consolidation.

(b) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the consolidated financial statements include, but are not limited to, revenue recognition, estimation of rebates earned, allowance for doubtful accounts, inventory obsolescence, useful lives of property and equipment, valuation allowance for deferred tax assets, uncertain tax positions and consolidation of VIEs. Actual results could differ significantly from those estimates.

Lentuo International Inc.
Notes to the Consolidated Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

2. Summary of Significant Accounting Policies (Continued)

(c) Foreign currency

The Company determined its functional currency to be the Chinese Renminbi ("RMB") while its subsidiaries and VIEs determined their functional currency to be their respective local currency based on the criteria of ASC topic 830 ("ASC 830"), Foreign Currency Matters. The Company's subsidiaries and VIEs located in the PRC determined their functional currency to be the RMB. The Company uses the RMB as its reporting currency.

Each entity in the Group maintains its financial records in its own functional currency. Transactions denominated in foreign currencies are measured at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are remeasured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the consolidated statements of income and comprehensive income. Non-monetary items that are measured in terms of historical cost in foreign currency are remeasured using the exchange rates at the dates of the initial transactions.

The assets and liabilities of the Company's subsidiaries located outside of the PRC are translated into RMB at the exchange rates prevailing at the balance sheet date. The consolidated statements of income and comprehensive income of these entities are translated into RMB at the weighted average exchange rates for the year. The resulting translation gains (losses) are recorded in accumulated other comprehensive income as a component of shareholders' equity.

For the purpose of the consolidated statements of cash flows, cash flows of Company's subsidiaries located outside of the PRC are translated into RMB at the exchange rates prevailing on the dates of the cash flows. Frequently recurring cash flows of these entities which arise throughout the year are translated into RMB at the weighted average exchange rates for the year.

(d) Convenience translation

Amounts in United States dollars ("US$") are presented for the convenience of the reader and the translations of RMB into US$ have been made at the exchange rate of RMB6.7815 to US$1.00 as set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2010. No representation is made that the RMB amounts could have been or could be converted into US$ at such rate.

(e) Fair value of financial instruments

Financial instruments include cash equivalents, restricted cash, trading securities, accounts receivable, certain other current assets, accounts payable, certain other current liabilities, amounts due from/to related parties, amounts due to employees and short-term loans. The carrying values of these financial instruments, other than trading securities, approximate their fair value due to their short-term maturities. Trading securities were initially recorded at purchase price and subsequently adjusted to fair value, based on their quoted market prices, at each reporting date.

The Company applies ASC topic 820 ("ASC 820"), Fair Value Measurements and Disclosures. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement.

Lentuo International Inc.
Notes to the Consolidated Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

2. Summary of Significant Accounting Policies (Continued)

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

  Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 2—Include other inputs that are directly or indirectly observable in the marketplace. Level 3—Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

In accordance with ASC 820, the Group measures the fair value of trading securities using the market approach based on their quoted market prices.

Assets measured at fair value on a recurring basis as of December 31, 2008 are summarized below:

	Quoted prices in active markets for identical assets (Level 1) RMB	Significant other observable inputs (Level 2) RMB	Significant unobservable inputs (Level 3) RMB
Trading securities	728	—	—

The Group had no financial instruments measured at fair value as of December 31, 2007 and 2009.

(f) Cash and cash equivalents

Cash and cash equivalents include cash on hand and time deposits placed with banks or other financial institutions with original maturity of three months or less at the date of purchase and are unrestricted as to withdrawal and use.

(g) Accounts receivable

Accounts receivable are carried at net realizable value. An allowance for doubtful accounts is recorded when collection of the full amount is no longer probable based on an assessment of specific evidence including the aging of the balance, the customer's payment history, its current credit-worthiness and current economic trends. Accounts receivable are written off after all collection effort has ceased.

Lentuo International Inc.
Notes to the Consolidated Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

2. Summary of Significant Accounting Policies (Continued)

(h) Inventories

Inventories, consisting of new automobiles, spare parts and accessories, are stated at the lower of purchased cost net of rebates or market value. Purchase cost is determined by the weighted-average method.

The Group's purchase arrangements with certain automobile manufacturers entitle the Group to receive a specified amount of cash rebates if certain conditions are met during the stated rebate periods. The Group accounts for these rebates in accordance with ASC sub-topic 605-50 ("ASC 605-50"), Revenue Recognition: Customer Payments and Incentives. Rebates that are solely based on conditions that are fixed or can be reasonably estimated, such as volume purchase rebates, are recognized on an accrual basis based on the Group's purchase estimates. Rebates that are based on subjective factors such as customer satisfaction results or based on the discretion of the automobile manufacturer are recognized only when realized. Rebates relating to motor vehicles purchased but still held by the Group as at the balance sheet date are recorded as a reduction to cost of inventories while rebates relating to motor vehicles purchased and sold during the reporting period are recorded as a reduction to cost of goods sold.

(i) Investment in equity investee

Investments in entities in which the Group can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323 ("ASC 323"), Investment—Equity Method and Joint Venture. Under the equity method, the Group's proportionate share of the equity investee's net income or loss is included as share of income (losses) in equity investee in the consolidated statements of income and comprehensive income.

The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill and included as part of the Company's investment in equity investee in the consolidated balance sheets. The Company evaluated the investment in equity investee for impairment under ASC 323. An impairment loss on the investment in equity investee is recognized in the consolidated statements of income and comprehensive income when the decline in value is determined to be other-than-temporary.

On May 21, 2003, the Group invested RMB400 for 20% of the equity interest in Beijing Lentuo Tongda Co., Ltd. ("Tongda"). The investment in Tongda was accounted for under the equity method as the Group had significant influence over Tongda. On November 4, 2009, the Group disposed of its investment in Tongda to Mr. Guo and his son, for cash consideration of RMB398, which equaled the carrying amount of the investment.

(j) Investments

The Group accounts for its investment in marketable securities in accordance with ASC topic 320 ("ASC 320"), Investments—Debt and Equity Securities. ASC 320 classifies the investment in marketable securities as "held-to-maturity", "trading" or "available-for-sale". The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. The securities that the Group has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. Marketable securities not classified as trading nor as held-to-maturity are classified as available-for-sale

Lentuo International Inc.
Notes to the Consolidated Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

2. Summary of Significant Accounting Policies (Continued)

securities. Investments in securities classified as trading are measured and reported at fair value, with unrealized gains and losses recorded in the consolidated statements of income and comprehensive income. The Group did not hold any held-to-maturity or available for sale securities during any of the years presented.

(k) Property and equipment

Property and equipment are stated at cost less accumulated depreciation and are depreciated on a straight-line basis over the following estimated useful lives:

Buildings	40 years
Machinery	5 years
Motor vehicles	5 years
Office equipment	5 years

Expenditures for major additions or improvement that extend the useful lives of property and equipment are capitalized as additions to the related assets. Expenditure for minor replacements, maintenance and repairs that do not improve or extend the lives of the assets are charged to expense when incurred. Retirement, sales and disposals of assets are recorded by removing the cost and accumulated depreciation, with any resulting gain or loss reflected in the consolidated statements of income and comprehensive income.

All direct and indirect costs that are related to the construction of property and equipment and incurred before the assets are ready for their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment accounts and commences depreciation when these assets are ready for their intended use. Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets have not been made. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use. Capitalization of interest costs is suspended during extended periods in which activities related to the acquisition or construction of the qualifying assets are interrupted. No interest costs were capitalized for the years ended December 31, 2007, 2008 and 2009.

(l) Land use rights

Land use rights represent amounts paid for the right to use land in the PRC and are recorded at purchase cost less accumulated amortization. Amortization is provided on a straight-line basis over the terms of the respective land use rights agreements, which are 50 years.

(m) Impairment of long-lived assets

The Group evaluates its long-lived assets, including property and equipment and land use rights for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be recoverable in accordance with ASC topic 360 ("ASC 360"), Property, Plant and Equipment. When these events occur, the Group assesses the recoverability of long-lived assets by comparing the carrying amount of the assets to the

Lentuo International Inc.
Notes to the Consolidated Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

2. Summary of Significant Accounting Policies (Continued)

expected future undiscounted cash flows resulting from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. No impairment of long-lived assets was recognized for any of the years presented.

(n) Revenue recognition

For each of the significant sources of revenue stated below, revenue is recognized only when the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the goods have been delivered or the services have been rendered, (iii) the price or fees are fixed or determinable, and (iv) collectability is reasonably assured.

(i) Sales of automobiles

The Group and the customer sign an agreement containing the significant terms of sales to evidence that an arrangement exists. Delivery of the automobile is evidenced by the customer's sign-off on an acceptance form upon receipt. The purchase price is fixed or determinable because it is stipulated in the signed sales agreement and no concessions such as discounts, rebates, refunds or other price changes are provided subsequently. For the vast majority of sales, the customers pay the full purchase price in cash upon delivery of the automobile. The Group conducts thorough credit checks on customers prior to extending credit to such customers. Some customers obtain loans at market terms through third party financial institutions. The Group arranges for the customer to pick up the automobile only after the customer's loan application is approved and typically receives the full payment from the financial institutions within two weeks of the delivery date. Financial institutions bear full collection risk and there is no recourse to the Group in the event a customer defaults on the loan payments. The Group has not experienced any defaults on payments from financial institutions once a loan application has been approved. Therefore, collectability is considered reasonably assured by the Group when a customer's loan application is approved. Accordingly, revenue on automobile sales is recognized by the Group upon delivery of the automobile to the customer which coincides with when all the conditions required for revenue recognition have been met.

(ii) Automobile repair and maintenance services

Revenue generated from automobile repair and maintenance services is recognized after services have been rendered and accepted by the customer. A work order detailing the services to be provided and the preliminary price estimate is signed by the end customer and service representative from the Group prior to the requested service being performed. When the service has been completed, the customer signs a settlement worksheet as evidence of acceptance of the services provided and the final fees charged for such services which signifies persuasive evidence of an arrangement and performance of services. Fees are considered fixed or determinable because no subsequent concessions such as discounts, rebates, refunds or other price changes are provided subsequent to the customer's acceptance. The majority of repair and maintenance services provided by the Group are paid in full by the customer upon delivery of the serviced automobile to the customer. The Group also accepts repair work that is paid directly by the customer's insurance company. Collectability is considered reasonably assured as the Group verifies that the service and charges are acceptable under the customer's insurance

Lentuo International Inc.
Notes to the Consolidated Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

2. Summary of Significant Accounting Policies (Continued)

policy coverage directly with the insurance company prior to performing the work. Lastly, fees charged to suppliers for repair and maintenance services covered by supplier's warranties are based on standard rates billed to customers and insurance companies for such services. Suppliers settle fees charged for warranty-covered services on a monthly basis. Collectability is considered reasonably assured as the Group deals with only reputable insurance companies and suppliers and historically, the Group has not experienced any significant defaults for payment. Based on the above, revenue on automobile repair and maintenance services is recognized upon completion of the requested services and delivery of serviced automobile to the customer which coincides with when all the conditions required for revenue recognition have been met.

(iii) Other services

Included in other services are commission fees that third party financial institutions pay to the Group for arranging for customers to obtain automobile insurance or financing loans from these financial institutions as well as revenues from the provision of short-term automobile leasing services. The Group is not a party to the insurance or financing contracts which are solely between the third party financial institution and the customer. Persuasive evidence of the arrangement is documented in a contract signed by the third party financial institutions and the Group. The commission fees are fixed and non-refundable once received. Payment of the commission fee coincides with the completion of the required service which results in the recognition of revenue. The Group had limited operations relating to automobile leasing services, which accounted for an insignificant portion of total revenues for all years presented. Revenues from the provision of automobile leasing services are recognized ratably over the lease terms, typically less than one year, in accordance with ASC 840. All leases have been accounted for as operating leases.

In accordance with ASC sub-topic 605-45 ("ASC 605-45"), Revenue Recognition: Principal Agent Considerations, the Group acts as the principal in its automobile sales and repair and maintenance transactions with the customers. Accordingly, the Group records revenues from automobile sales and automobile repair and maintenance services on a gross basis. In all such arrangements, the Group contracts directly with its end customers, serves as the primary obligor and assumes inventory risk.

In accordance with the relevant tax laws in the PRC, value-added taxes ("VAT") is levied on the invoiced value of sales and is payable by the purchaser. The Group is required to remit the VAT it collects to the tax authority, but may deduct the VAT it has paid on eligible purchases. The difference between the amounts collected and paid is presented as VAT recoverable or payable balance on the consolidated balance sheets. VAT amounted to RMB280,595, RMB317,971 and RMB396,863 (US$58,521) for the years ended December 31, 2007, 2008 and 2009, respectively. The Group recognized revenues net of VAT.

The Group is subject to business tax on the other services revenues earned in the PRC. The applicable rate of business tax is 5% of the revenue. Revenues derived from sales of automobiles and automobile repair and maintenance services are not subject to business tax. Business tax for the years ended December 31, 2007, 2008 and 2009 was RMB329, RMB466 and RMB367 (US$54), respectively. The Group recognized revenues net of business tax.

Lentuo International Inc.
Notes to the Consolidated Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

2. Summary of Significant Accounting Policies (Continued)

(o) Cost of goods sold

Cost of goods sold consists primarily of purchase costs of new automobiles net of rebates from automobile manufacturers (Note 2(h) and Note 5). Cost of services consists of cost of spare parts consumed, direct labor and materials and an allocation of indirect overhead expenses attributable to repair and maintenance services.

(p) Advertising expenditures

Advertising expenditures are expensed as incurred. Advertising expenditures, included in sales, marketing and distribution expenses, amounted to RMB3,144, RMB6,760 and RMB5,656 (US$834) for the years ended December 31, 2007, 2008 and 2009, respectively.

(q) Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC topic 740 ("ASC 740"), Income Taxes. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities, net operating loss carry forwards, and credits, using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant tax authorities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Effective January 1, 2007, the Group adopted ASC 740 to account for uncertainties in income taxes. ASC 740 clarifies the accounting for uncertainties in income taxes by prescribing the recognition threshold a tax position must meet before being recognized in the financial statements. The cumulative effects of applying ASC 740, if any, is recorded as an adjustment to retained earnings as of the beginning of the period of adoption. The Group's adoption of ASC 740 did not result in any adjustment to the opening balance of the Group's retained earnings as of January 1, 2007 nor did it have any impact on the Group's financial statements for the year ended December 31, 2007.

The Group classifies interests and penalties related to unrecognized tax benefits as interest expenses and other expenses, respectively. The Group's estimated liability for unrecognized tax benefits and the related interests and penalties are periodically assessed for adequacy and may be affected by new information, changing interpretation of laws, rulings by tax authorities, certain changes and/or developments with respect to audits, and expiration of the statute of limitations. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. The actual benefits ultimately realized may differ from the Group's estimates.

(r) Discontinued operations

In accordance with ASC 205, when a component of an entity has been disposed of or is classified as held for sale and the Company will no longer have any significant continuing involvement in the operations of the component, the results of its operations, including the gain or loss on the disposed component, should be classified as discontinued operations in the consolidated statements of income and comprehensive income for all years presented.

Lentuo International Inc.
Notes to the Consolidated Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

2. Summary of Significant Accounting Policies (Continued)

(s) Comprehensive income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, ASC topic 220 ("ASC 220"), Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the years presented, the Group's comprehensive income is equivalent to its net income.

(t) Employee benefit

Full time employees of the Company's subsidiaries and VIEs in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a specific percentage of the employees' salaries up to a maximum of three times the average annual salary for the city in which the subsidiary operates for the prior year. The Company's subsidiaries and VIEs have no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB7,762, RMB3,480 and RMB3,374 (US$498) for the years ended 2007, 2008 and 2009, respectively.

(u) Segment reporting

In accordance with ASC topic 280 ("ASC 280"), Segment Reporting, the Group's chief operating decision maker has been identified as the chief executive officer, who reviews consolidated financial information by brands when making decisions about allocating resources and assessing performance of the Group. As a result, the Group has six operating and reportable segments, namely Audi, FAW-Volkswagen, FAW-Mazda, Toyota, Shanghai-Volkswagen and Chang An-Mazda.

The accounting policies used in its segment reporting are the same as those used in the preparation of the Group's consolidated financial statements. As substantially all of the Group's long-lived assets and revenues are in and derived from the PRC, geographical segments are not presented.

(v) Earnings per share

In accordance with ASC topic 260 ("ASC 260"), Earnings Per Share, basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year.

(w) Leases

In accordance with ASC 840, leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: (i) ownership is transferred to the lessee by the end of the lease term, (ii) there is a bargain purchase option, (iii) the lease term is at least

Lentuo International Inc.
Notes to the Consolidated Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

2. Summary of Significant Accounting Policies (Continued)

75% of the property's estimated remaining economic life or (iv) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over their lease term. The Group has no capital leases for any of the years presented. For the years ended December 31, 2007, 2008 and 2009, the Group recorded total rental expenses of RMB4,188, RMB3,899, and RMB4,586 (US$676), respectively.

(x) Recently issued accounting standards

In June 2009, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 167 ("SFAS 167"), (subsequently codified by Accounting Standards Update ("ASU") No. 2009-17 ("ASU 2009-17") in December 2009), Amendments to FASB Interpretation No. 46(R), which amends guidance regarding consolidation of variable interest entities to address the elimination of the concept of a qualifying special purpose entity. SFAS 167 also replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of the variable interest entity, and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, SFAS 167 requires any enterprise that holds a variable interest in a variable interest entity to provide enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise's involvement in a variable interest entity. SFAS 167 is effective for interim and annual reporting periods beginning after November 30, 2009. The Company does not expect the adoption of SFAS 167 will have a material impact on its consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-13 ("ASU 2009-13"), Multiple-Deliverable Revenue Arrangements. ASU 2009-13 amends ASC sub-topic 605-25 ("ASC 605-25"), Revenue Recognition: Multiple-Element Arrangements, regarding revenue arrangements with multiple deliverables. These updates addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. These updates are effective for fiscal years beginning after June 15, 2010 and to be applied retrospectively or prospectively for new or materially modified arrangements. In addition, early adoption is permitted. The Company does not expect the adoption of ASU 2009-13 will have a material impact on its consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06 ("ASU 2010-06"), Improving Disclosures About Fair Value Measurements, which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. ASU 2010-6 is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. The Company does not expect that the adoption of ASU 2010-06 will have a material impact on its consolidated financial statements.

In February 2010, the FASB issued Accounting Standards Update 2010-09 ("ASU 2010-09"), Subsequent Events (Topic 855). The amendments remove the requirements for an SEC filer to disclose a date, in both issued and

Lentuo International Inc.
Notes to the Consolidated Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

2. Summary of Significant Accounting Policies (Continued)

revised financial statements, through which subsequent events have been reviewed. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. ASU 2010-09 is effective for interim or annual financial periods ending after June 15, 2010. The provisions of ASU 2010-09 are not expected to have a material effect on the financial position, results of operations or cash flows of the Company.

3. Restricted cash

As of December 31, 2007, 2008 and 2009, cash of RMB99,963, RMB251,314 and RMB169,887 (US$25,052), respectively, was pledged to financial institutions as collateral for the Group's bills payable (Note 11).

4. Accounts receivable

The Group generally requires full payment from its customers upon delivery of its automobiles or services, except for certain credit sales, mortgage loan sales and repair and maintenance services covered by insurance and automobile manufacturers' warranty. The credit terms are generally one month after the delivery of products or services. The Group does not offer extended payment terms and all accounts receivable are non-interest bearing. As of December 31, 2007, 2008 and 2009, all of the accounts receivable balances were within their credit terms.

5. Inventories

Inventories are summarized as follows:

	December 31,
	2007 RMB	2008 RMB	2009
			RMB	US$
New motor vehicles	99,234	224,823	269,081	39,679
Spare parts and accessories	18,573	19,695	21,217	3,128

	117,807	244,518	290,298	42,807

No inventory obsolescence provision was recognized as of December 31, 2007, 2008 and 2009.

As of December 31, 2007, 2008 and 2009, cost of inventories was reduced by RMB6,910, RMB16,722 and RMB23,060 (US$3,400), respectively, for rebates received from automobile manufacturers related to motor vehicles purchased but still held by the Group at the balance sheet date. For the years ended December 31, 2007, 2008 and 2009, cost of goods sold was reduced by RMB92,704, RMB118,907 and RMB144,771 (US$21,348), respectively, for rebates received from automobile manufacturers related to motor vehicles purchased and sold during the reporting period.

Lentuo International Inc.
Notes to the Consolidated Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

6. Trading securities

	December 31,
	2007 RMB	2008 RMB	2009
			RMB	US$
Trading securities	—	728	—	—

The Group's marketable securities consisted of an equity fund which was classified as trading securities. The investment in the equity fund was purchased for RMB1,000 during the year ended December 31, 2008. As of December 31, 2008, the fair value of the investment in the equity fund was RMB728 and a gross unrealized loss of RMB272 was recorded in the consolidated statements of income and comprehensive income. During the year ended December 31, 2009, the investment in the equity fund was disposed for cash proceed of RMB1,034 (US$152) and a gross realized gain of RMB306 (US$45) was recognized in the consolidated statements of income and comprehensive income.

The following table summarizes the estimated fair value of the trading securities as of December 31, 2008:

	December 31, 2008
	Cost RMB	Gross unrealized gain RMB	Gross unrealized loss RMB	Net gain (loss) RMB	Fair value RMB
Trading securities	1,000	—	(272)	(272)	728

7. Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	December 31,
	2007 RMB	2008 RMB	2009
			RMB	US$
Prepaid rental expenses	1,197	1,522	1,153	170
Staff advances	1,523	2,964	5,130	756
Loans to third parties	5,800	1,000	3,103	458
Deposits	2,209	1,943	6,112	901
Others	771	851	2,434	359

	11,500	8,280	17,932	2,644

Loans to third parties represented temporary funding provided by the Group to third parties. The loans were interest-free and repayable on demand.

Deposits consisted primarily of rental deposits and other miscellaneous deposits. As of December 31, 2009, a deposit of RMB3,000 (US$442) was placed with Toyota Financing Corporation as a guarantee for short-term loans granted at market terms to the Group by Toyota Financing Corporation.

Lentuo International Inc.
Notes to the Consolidated Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

8. Property and equipment

Property and equipment consist of the following:

	December 31,
	2007 RMB	2008 RMB	2009
			RMB	US$
Buildings	232,295	239,576	239,586	35,329
Machinery	9,459	10,082	11,590	1,709
Office equipment	6,551	7,453	7,223	1,065
Motor vehicles	19,175	29,504	37,371	5,511

	267,480	286,615	295,770	43,614
Less: Accumulated depreciation	(41,013)	(52,449)	(64,354)	(9,490)

Property and equipment, net	226,467	234,166	231,416	34,124

Construction in progress	36,280	36,280	36,280	5,350

Total	262,747	270,446	267,696	39,474

Construction in progress represented a general office building that was built in 2006 without utilities installation and has not yet been placed into service as of December 31, 2007, 2008 and 2009. Utilities will be installed once the infrastructure construction surrounding the general office building is completed by the PRC government.

Depreciation expenses were RMB10,169, RMB11,436 and RMB11,905 (US$1,756) for the years ended December 31, 2007, 2008 and 2009, respectively.

Depreciation expenses have been reported in the following accounts:

	December 31,
	2007 RMB	2008 RMB	2009
			RMB	US$
Cost of goods sold	327	327	167	25
Selling, marketing and distribution expenses	8,442	9,816	11,202	1,652
General and administrative expenses	1,400	1,293	536	79

	10,169	11,436	11,905	1,756

As of December 31, 2007, 2008 and 2009, short-term loans amounted to nil, RMB154,928 and RMB159,460 (US$23,514) were secured by the pledge of property and equipment with an aggregate net carrying value of RMB nil, RMB53,439 and RMB51,968 (US$7,663), respectively.

As of December 31, 2009, the Group has not obtained the ownership certificates related to certain buildings with a carrying value of RMB169,828 (Note 22).

Lentuo International Inc.
Notes to the Consolidated Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

9. Land use rights

	December 31,
	2007 RMB	2008 RMB	2009
			RMB	US$
Land use rights	10,672	10,672	10,672	1,574
Less: Accumulated amortization	(1,084)	(1,307)	(1,530)	(226)

Land use rights, net	9,588	9,365	9,142	1,348

As of December 31, 2007, 2008 and 2009, short-term loans amounted to nil, RMB154,928 and RMB159,460 (US$23,514) were secured by the pledge of land use rights with an aggregate net carrying value of nil, RMB9,365 and RMB9,142 (US$1,348), respectively.

For each of the five succeeding years starting from January 1, 2010, the annual amortization expense of the land use rights is expected to be RMB223 (US$33).

10. Deferred Initial Public Offering costs

Direct costs incurred by the Company attributable to its proposed initial public offering of ordinary shares in the United States have been deferred and will be charged against the gross proceeds received from such offering.

11. Bills payable

Bills payable represent short-term bank acceptance notes issued by financial institutions that entitle the holder to receive the stated amount from the financial institutions at the maturity date of the bill, which generally ranges from three to six months from the date of issuance. The holder of the bills can obtain payment from the financial institutions prior to the stated maturity date. In such a case, the Group may be required to pay the financial institution an interest charge which has historically been insignificant. The Group has utilized bills payable to settle amounts owing to its automobile suppliers. There is no recourse to the Group in the event the financial institutions default upon demand for payment by the holders of the bills. Bills payable are secured by the Group's restricted cash.

12. Advances from customers

Advances from customers represent cash payments received from customers in advance of the delivery of new automobiles or repair and maintenance services. The advances are applied towards the purchase price and recognized as revenue when the conditions for revenue recognition have been met. Advances from customers are non-interest bearing and refundable if the Group fails to perform.

13. Deposits from third parties

Certain third-party companies that produce automobile accessories and after-market automobile products paid cash security deposits to the Group in return for the right to display one or more of the Group's automobiles in those third parties' premises. Title and ownership of these automobiles remain with the Group and the automobiles are strictly limited for display purposes only and not for any other use. Deposits from third parties are interest-free and repayable by the Group in six months or less upon the return of the automobiles. The

Lentuo International Inc.
Notes to the Consolidated Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

13. Deposits from third parties (Continued)

Group also has the sole right to demand return of its automobiles held by the third parties at any time by returning the deposit in full. Inventories amounting to RMB55,019, RMB76,000 and RMB132,500 (US$19,538) were subject to cash security deposit arrangements with third parties as of December 31, 2007, 2008 and 2009, respectively.

14. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2007 RMB	2008 RMB	2009
			RMB	US$
VAT payable	8,609	8,982	45,898	6,768
Other taxes payable	695	1,990	8,476	1,250
Interest on late tax payment	758	5,405	18,133	2,674
Staff costs payable	12,434	13,254	10,425	1,537
Initial public offering costs	—	—	1,838	271
Amount owing from purchase of property and equipment	3,269	2,124	—	—
Other accrued expenses	3,143	2,176	7,783	1,148

	28,908	33,931	92,553	13,648

15. Short-term loans

Short-term loans as of December 31, 2007, 2008 and 2009 comprise:

	December 31,
	2007 RMB	2008 RMB	2009
			RMB	US$
Guaranteed	224,050	54,000	64,000	9,437
Guaranteed and Secured	—	154,928	159,460	23,514
Unsecured	19,500	—	102,000	15,041

Total	243,550	208,928	325,460	47,992

The Group's short-term loans are RMB denominated loans obtained from banks and other financial institutions with interest rates ranging from 5.244% to 8.892%, from 6.417% to 9.708% and from 5.346% to 7.646% for the years ended December 31, 2007, 2008 and 2009, respectively. The short-term loans are repayable between January 2010 and September 2010.

Short-term loans amounting to RMB224,050, RMB54,000 and RMB64,000 (US$9,437) as of December 31, 2007, 2008 and 2009, respectively, were guaranteed by Mr. Guo, the ultimate controlling shareholder, Donglv Liang, a relative of Mr. Guo, Chuanxin Sun, a shareholder of the Company and Beijing Jing Jia Century Industry and Commercial Co., Ltd, a third party ("Loan Guarantors"). The Group did not incur any fees to obtain such guarantees.

Lentuo International Inc.
Notes to the Consolidated Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

15. Short-term loans (Continued)

Short-term loans amounting to RMB154,928 and RMB159,460 (US$23,514) as of December 31, 2008 and 2009, respectively, were guaranteed by the Loan Guarantors and secured by the Group's property and equipment (Note 8) and land use rights (Note 9).

Interest expense on short-term loans was RMB12,544, RMB16,533 and RMB16,941 (US$2,498) for the years ended December 31, 2007, 2008 and 2009, respectively.

16. Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Lentuo Hong Kong is subject to Hong Kong corporate income tax at a rate of 16.5% on the assessable profits arising in Hong Kong. For the years ended December 31, 2007, 2008 and 2009, Lentuo Hong Kong had no provision for income taxes, as it had no assessable profits during these years.

PRC

Pursuant to the PRC Enterprise Income Tax Laws and relevant regulations that were applicable before January 1, 2008, the Company's subsidiaries and VIEs located in the PRC were generally subject to enterprise income taxes ("CIT") at a statutory rate of 33%, which comprises 30% national income tax and 3% local income tax.

During the 5th section of the 10th National People's Congress, which was conducted on March 16, 2007, the PRC Corporate Income Tax Law (the "New CIT Law") was approved, effective on January 1, 2008. The New CIT Law and the implementation regulation introduced a wide range of changes which included the unification of the income tax rate for both domestic and foreign invested enterprises at 25%. Accordingly, all of the Company's subsidiaries and VIEs located in the PRC are subject to the statutory tax rate of 25% commencing on January 1, 2008. The Group has minimal operations in jurisdictions outside the PRC.

Under the New CIT Law, dividends paid by PRC enterprises out of profits earned post-2007 to non-PRC tax resident investors are subject to PRC withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaty with certain countries.

Moreover, the New CIT Law treats enterprises established outside of China with "effective management and control" located in China as PRC resident enterprises for tax purposes. The term "effective management and control" is generally defined as exercising management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC enterprise income tax at the rate of 25% on its worldwide income commencing on January 1, 2008. As of December 31, 2009, the Company has not accrued for PRC tax on such basis as the Group's non-PRC entities had zero assessable profits for the period after January 1, 2008. The Company will continue to monitor its tax status with regards to the PRC tax resident enterprise regulation.

Lentuo International Inc.
Notes to the Consolidated Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

16. Income taxes (Continued)

Income (loss) before income taxes consists of:

	Years ended December 31,
	2007 RMB	2008 RMB	2009
			RMB	US$
PRC	64,251	104,308	179,204	26,425
Other jurisdictions	—	—	(3)	—

	64,251	104,308	179,201	26,425

Income tax expenses comprise:

	For the years ended December 31,
	2007 RMB	2008 RMB	2009
			RMB	US$
Current income tax expense	21,698	27,872	50,119	7,391
Deferred income tax expense	7,956	(66)	(80)	(12)

	29,654	27,806	50,039	7,379

A reconciliation of the income tax computed at the statutory income tax rate of 25% (33% for 2007) applicable to PRC operations to income tax expense is as follows:

	For the years ended December 31,
	2007 RMB	2008 RMB	2009
			RMB	US$
Income tax computed at PRC statutory tax rate	21,203	26,077	44,800	6,607
Non-deductable expenses	8,083	1,738	5,230	771
Effect of change of statutory tax rate	150	—
Changes in the valuation allowance	218	(9)	9	1

	29,654	27,806	50,039	7,379

Effective tax rate	46%	27%	28%	28%

Lentuo International Inc.
Notes to the Consolidated Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

16. Income taxes (Continued)

Deferred tax assets reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax assets are as follows:

	December 31,
	2007 RMB	2008 RMB	2009
			RMB	US$
Deferred tax assets:
Depreciation of property and equipment	319	385	465	69
Net operating loss carry forwards	218	209	218	32

Total deferred tax assets	537	594	683	101
Valuation allowance	(218)	(209)	(218)	(32)

Net deferred tax assets	319	385	465	69

As of December 31, 2009, the Group had net tax operating loss carry forwards of RMB872 (US$129) for income tax purposes that begin to expire in year 2012 if unutilized.

As of December 31, 2009, deferred tax liabilities have not been provided on undistributed earnings of the Company's foreign subsidiaries and VIEs which are located in the PRC as the Company intends to indefinitely reinvest such earnings into its subsidiaries and VIEs located in the PRC. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

As of December 31, 2007, 2008 and 2009, the Group recorded unrecognized tax benefits of RMB45,058, RMB79,771 and RMB79,771 (US$11,763), respectively, of which RMB21,686, RMB49,525 and RMB49,525 (US$7,303) relate to cash tax liability due to the tax authorities, respectively. The unrecognized tax benefits related to uncertain tax positions claimed in the VIEs' 2007 and 2008 PRC tax returns, specifically with regard to understated revenues associated with invoicing for new automobiles sales and overstated costs of goods sold associated with the receipt of automobiles manufacturers' purchase rebates. No increase in unrecognized tax benefits was reported during the year ended December 31, 2009, other than additional interest expense for outstanding unrecognized tax benefits, as the VIEs changed their tax filing positions related to automobiles sales and manufacturers' rebates in their 2009 PRC tax returns. In May 2010, the VIEs re-filed their tax returns with the relevant tax authorities to report the understated revenues and overstated costs of goods sold for the years ended December 31, 2007 and 2008. In addition, the Group submitted a payment schedule to settle the years 2007 and 2008 tax liability totaling RMB47,402 in installments from September 2010 to September 2011. The relevant tax authorities accepted the tax returns and payment schedules filed by the Group and imposed related interest charges on the late payments in May 2010. As a result, the amount of unrecognized tax benefit is expected to be reduced by approximately RMB77,648, including cash payment for underpaid taxes of RMB47,402 and foregone originally filed tax losses of RMB30,246, in the next 12 months. If recognized, all of the currently unrecognized tax benefits would impact the effective tax rate.

Lentuo International Inc.
Notes to the Consolidated Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

16. Income taxes (Continued)

A roll-forward of accrued unrecognized tax benefits, excluding interest and penalty charges, is as follows:

	December 31,
	2007 RMB	2008 RMB	2009
			RMB	US$
Balance—beginning of year	—	45,058	79,771	11,763
Additions based on tax positions related to the current year	45,058	34,713	—	—

Balance—end of year	45,058	79,771	79,771	11,763

For the years ended December 31, 2007, 2008 and 2009, the Group recorded interest expense related to its uncertain tax position of nil, RMB2,656, and RMB7,368 (US$1,086), respectively. For the years ended December 31, 2007, 2008 and 2009, no penalties were recorded.

In general, the tax authorities in the PRC have up to three years to conduct examinations of the Group's PRC subsidiary and VIEs' tax filings. Accordingly, the tax years 2006 through 2008 for the PRC subsidiary and VIEs remain open to examination by the tax authorities as of December 31, 2009.

17. Related party transactions

As of and for the years ended December 31, 2007, 2008 and 2009, the principal related parties with which the Group had transactions with are as follows:

Name of related parties	Relationship with the Group
Lentuo Second-hand Motor Vehicle Co., Ltd.	A company controlled by Mr. Guo
Jiahe Tongda Advertising Co., Ltd.	A company controlled by Mr. Guo
Tongda	A company controlled by Mr. Guo
Beijing Weitzman Vehicle Co., Ltd.	A company significantly influenced by Mr. Guo
Beijing Lentuo Cultural Development Co., Ltd.	A company controlled by Mr. Guo
Beijing Lentuo Ruitong Investment Co., Ltd.	A company controlled by Mr. Guo
Xiaoli Geng	A shareholder of the Company
Mr. Guo	The ultimate controlling shareholder of the Company
Chuanxin Sun	A shareholder of the Company

Lentuo International Inc.
Notes to the Consolidated Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

17. Related party transactions (Continued)

The Group had the following related party transactions for the years ended December 31, 2007, 2008 and 2009:

	For the years ended December 31,
	2007 RMB	2008 RMB	2009
			RMB	US$
Short-term loans to related parties:
Mr. Guo	—	161,239	116,866	17,233
Beijing Lentuo Ruitong Investment Co., Ltd.	3,223	18,201	2,350	347

	3,223	179,440	119,216	17,580

Temporary funding to related parties:
Chuanxin Sun	360	41	150	22
Beijing Lentuo Cultural Development Co., Ltd.	—	—	1,000	147
Beijing Weitzman Vehicle Co., Ltd.	—	3,030	1,000	147
Lentuo Second-hand Motor Vehicle Co., Ltd.	—	130	—	—

	360	3,201	2,150	316

Temporary funding from related parties:
Mr. Guo	1,662	—	—	—
Jiahe Tongda Advertising Co., Ltd.	4,709	—	—	—

	6,371	—	—	—

	For the years ended December 31,
	2007 RMB	2008 RMB	2009
			RMB	US$
Expenses paid on behalf of the Group by related parties:
Lentuo Second-hand Motor Vehicle Co., Ltd.	175	—	191	28

	175	—	191	28

Lentuo International Inc.
Notes to the Consolidated Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

17. Related party transactions (Continued)

The Group had the following related party balances as of December 31, 2007, 2008 and 2009:

	December 31,
	2007 RMB	2008 RMB	2009
			RMB	US$
Amounts due from related parties:
Mr. Guo	—	161,239	278,105	41,009
Chuanxin Sun	360	41	191	28
Beijing Lentuo Cultural Development Co., Ltd.	985	985	1,985	293
Beijing Lentuo Ruitong Investment Co., Ltd.	3,223	21,424	23,774	3,506
Beijing Weitzman Vehicle Co., Ltd.	—	3,030	4,030	594
Lentuo Second-hand Motor Vehicle Co., Ltd.	—	130	—	—

	4,568	186,849	308,085	45,430

	December 31,
	2007 RMB	2008 RMB	2009
			RMB	US$
Amounts due to related parties:
Xiaoli Geng	24	24	—	—
Mr. Guo	1,662	—	—	—
Jiahe Tongda Advertising Co., Ltd.	4,709	—	—	—
Lentuo Second-hand Motor Vehicle Co., Ltd.	175	—	191	28
Tongda	1,965	1,059	1,038	153

	8,535	1,083	1,229	181

Amounts due from Mr. Guo and Beijing Lentuo Ruitong Investment Co., Ltd. as of December 31, 2007, 2008 and 2009 represented unsecured interest-free loans granted by the Group directly or indirectly to its controlling shareholder. The loans were originally repayable on demand. On July 16, 2010, Mr. Guo agreed to repay the amounts due from him to the Group by September 30, 2010. The amount due from Beijing Lentuo Ruitong Investment Co., Ltd. was fully paid in April 2010.

The remaining balances with related parties are unsecured, interest-free and repayable on demand.

18. Share capital

On July 27, 2010, the Company restructured its share capital to increase the authorized capital to 500,000,000 ordinary shares with a per share par value of US$0.00001 from 50,000 ordinary shares with a per share par value of US$1.00. In addition, each existing shareholder obtained 100,000 new ordinary shares for every 1 ordinary share previously held. Pursuant to the memorandum and articles of association of the Company, the holders of ordinary shares are entitled to receive dividends when and if declared by the board of directors of the Company. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. On October 29, 2010, the Company effected a 34,427,071 ordinary shares rights offering to all existing ordinary

Lentuo International Inc.
Notes to the Consolidated Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

18. Share capital (Continued)

shareholders on that date on a pro rata basis, including 4,518,682 ordinary shares offered to a shareholder who subscribed for 1,510,841 ordinary shares in August 2010, for a subscription price of US$0.00001 per ordinary share (Note 26(d)). All ordinary share and per share information are adjusted retroactively for the above described change in share capital on July 27, 2010 and the bonus element issuance on October 29, 2010, for all periods presented. As of December 31, 2009, 500,000,000 ordinary shares were authorized and 39,908,389 ordinary shares were issued and outstanding.

The Group has not paid or declared any dividends on ordinary shares to date. The payment of dividends in the future will be contingent upon the Group's revenues and earnings, if any, capital requirements and general financial condition subsequent to the completion of a business combination. The payment of dividends will be subject to the discretion of the Group's board of directors and subject to the requirement of Cayman Islands' laws.

19. Earnings per share

Earnings per share for the years ended December 31, 2007, 2008 and 2009 are calculated as follows:

	December 31,
	2007 RMB	2008 RMB	2009
			RMB	US$
Numerator for basic and diluted earnings per share:
Income from continuing operations	34,597	76,502	129,162	19,046
Income (loss) from discontinued operations	(50)	23	(433)	(64)

Net income attributable to ordinary shareholders	34,547	76,525	128,729	18,982

	December 31,
	2007 RMB	2008 RMB	2009
			RMB	US$
Denominator for basic and diluted earnings per share:
Number of ordinary shares outstanding, opening	10,000,000	10,000,000	10,000,000	10,000,000
Retroactive adjustment for bonus element in rights offering on October 29, 2010 (Note 26(d))	29,908,389	29,908,389	29,908,389	29,908,389

Weighted average number of ordinary shares outstanding	39,908,389	39,908,389	39,908,389	39,908,389

Basic and diluted earnings per share:
Income from continuing operations	0.87	1.92	3.24	0.48
(Loss) income from discontinued operations	—	—	(0.01)	—

Net income attributable to ordinary shareholders	0.87	1.92	3.23	0.48

The Group does not have any securities outstanding which could potentially dilute basic earnings per share for the years ended December 31, 2007, 2008 and 2009.

Lentuo International Inc.
Notes to the Consolidated Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

20. Discontinued operations

On November 6, 2009, the Group disposed of Tonghe Advertising, a subsidiary of the Group which has operations and cash flows that were clearly distinguished from the rest of the Group and met the definition of a component of an entity under ASC 205. Accordingly, the financial results of Tonghe Advertising have been presented as discontinued operations in the consolidated statements of income and comprehensive income for the years ended December 31, 2007, 2008 and 2009.

The following are the results of discontinued operations for the years ended December 31, 2007, 2008 and 2009.

	Years ended December 31,
	2007 RMB	2008 RMB	2009
			RMB	US$
Revenues	—	4,409	1,672	247

Cost of goods sold	—	(4,011)	(1,493)	(220)

Gross profit	—	398	179	27

Selling, marketing and distribution expenses	(31)	(156)	(181)	(27)
General and administrative expenses	(19)	(220)	(432)	(64)
Interest income	—	1	1	—

Income (loss) before income tax expenses	(50)	23	(433)	(64)
Income tax expenses	—	—	—	—

Net (loss) income	(50)	23	(433)	(64)

Revenues of Tonghe Advertising were derived primarily from the provision of automobile advertising and marketing related services and were recognized upon the completion of the promotional events.

The breakdown of assets and liabilities attributed to discontinued operations as of December 31, 2007 and 2008 and the date of disposal on November 6, 2009 is as follows:

	December 31,
	2007 RMB	2008 RMB	November 6, 2009 RMB
Assets:
Cash and cash equivalents	—	716	178
Accounts receivable (net of allowance for doubtful accounts of nil as of December 31, 2007, 2008 and 2009)	—	2,216	2,263
Prepaid expenses and other current assets	9,216	9,217	2,866
Property and equipment, net	247	216	184
Liabilities:
Accounts payable	2,750	1,103	890
Accrued expenses and other current liabilities	2,011	6,536	308

Lentuo International Inc.
Notes to the Consolidated Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

20. Discontinued operations (Continued)

Cash flows attributed to discontinued operations for the years ended December 31, 2007, 2008 and 2009 are as follows:

	Years ended December 31,
	2007 RMB	2008 RMB	2009
			RMB	US$
Cash flows (used in) provided by operating activities	(16)	716	(538)	(79)
Cash flows provided by investing activities	—	—	—	—
Cash flows provided by financing activities	—	—	—	—

Net (decrease) increase in cash and cash equivalents	(16)	716	(538)	(79)
Cash and cash equivalents, beginning of year	16	—	716	106

Cash and cash equivalents, end of year	—	716	178	27

21. Statutory reserves

The Company's ability to pay dividends is primarily dependent on the Company receiving distributions from its subsidiary and VIEs. Relevant PRC statutory laws and regulations permit payments of dividends by the Company's PRC subsidiary and VIEs only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with US GAAP differ from those reflected in the statutory financial statements of the Company's PRC subsidiary and VIEs.

In accordance with the Law of the People's Republic of China on Foreign Invested Enterprises ("FIE") and its articles of association, a FIE established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise's PRC statutory accounts. A wholly-owned foreign invested enterprise ("WOFE") is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise's PRC statutory accounts. A non-wholly-owned foreign invested enterprise is permitted to provide all the above allocation of annual after-tax profit at the discretion of its board of directors, except for the general reserve fund which has the same requirement as a WOFE. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Lentuo Beijing established as WOFE, and therefore is subject to the above mandated restrictions on distributable profits.

Additionally, in accordance with the Company Law of the People's Republic of China, a domestic enterprise is required to provide statutory common reserve at least 10% of its annual after-tax profit until such reserve has reached 50% of its respective registered capital based on the enterprise's PRC statutory accounts. A domestic enterprise is also required to provide for discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise's PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The VIEs were established as a domestic invested enterprise and therefore are subject to the above mandated restrictions on distributable profits.

Lentuo International Inc.
Notes to the Consolidated Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

21. Statutory reserves (Continued)

As a result of the PRC laws, rules and regulations that require annual appropriations of 10% of after tax income to be set aside prior to payment of dividends as general reserve fund, the Company's PRC subsidiary and VIEs are restricted in their ability to transfer a portion of their net assets in the form of dividend payments, loans or advances. The amounts restricted include paid-up capital and statutory reserves of the Company's PRC subsidiary and the net assets of the VIEs, as determined pursuant to PRC generally accepted accounting principles, totaling RMB77,114, RMB153,639 and RMB282,371 (US$41,638) as of December 31, 2007, 2008 and 2009, respectively. No profit appropriations were made for the years ended December 31, 2007, 2008 and 2009, respectively.

22. Concentration of risks

Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, advance to suppliers and amounts due from related parties. As of December 31, 2007, 2008 and 2009, all of the Group's cash and cash equivalents were managed by financial institutions located in the PRC which management believes are of high credit quality.

Advance to suppliers are typically unsecured and arise from deposits paid in advance for purchases of inventories from suppliers based in the PRC. As a percentage of total advances, the top five suppliers accounted for 99.9%, 99.9% and 87.4% as of December 31, 2007, 2008 and 2009.

	Years ended December 31,
	2007 RMB	2008 RMB	2009
			RMB	US$
Shanghai Volkswagen Automobile Selling Co., Ltd.	44,207	36,102	43,954	6,481
FAW-Mazda Automobile Sales Co., Ltd.	24,208	13,329	36,051	5,316
FAW-VW Automobile Sales Co., Ltd.	187,640	202,656	111,248	16,405
Chang An Ford Mazda Automobile Co., Ltd.	1,630	9,263	7,994	1,179
FAW-Toyota Automobile Sales Co., Ltd.	6,672	8,638	20,616	3,040

	264,357	269,988	219,863	32,421

Total advances	264,441	270,059	251,632	37,106

Percentage of advances to top five suppliers to total advances	99.9%	99.9%	87.4%	87.4%

Due to the Group's concentration of advances made to a limited number of suppliers, any negative events or deterioration in financial strength with respect to the Group's suppliers may cause material loss to the Group and have a material adverse effect on the Group's financial condition and results of operations. The risk with respect to advances made to suppliers is mitigated by credit evaluations that the Group performs on suppliers and ongoing monitoring processes on outstanding balances.

Amounts due from related parties are typically unsecured, interest-free and repayable on demand. In evaluating the collectability of the amounts due from related parties balance, the Group considers many factors, including

Lentuo International Inc.
Notes to the Consolidated Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

22. Concentration of risks (Continued)

the related parties' repayment history and their credit-worthiness. An allowance for doubtful accounts is made when collection of the full amount is no longer probable.

Concentration of suppliers

A significant portion of the Group's inventories are sourced from five largest suppliers who collectively accounted for RMB1,560,653, RMB1,839,806 and RMB2,078,756 (US$306,533) for the years ended December 31, 2007, 2008 and 2009 of the total inventory purchases. Failure to develop or maintain the relationships with these suppliers may cause the Group to be unable to carry on its business. Any disruption in the supply of inventory to the Group may adversely affect the Group's business, financial condition and results of operations.

Each of the Group's dealerships operates pursuant to a franchise agreement between the applicable automobile manufacturer and the dealership. The Group's business depends on the franchise rights awarded by automobile manufacturers. As a result of the dependence on these franchise rights, manufacturers exercise a significant level of influence over the Group's day-to-day operations and the terms of the franchise agreements govern key aspects of the Group's operations and capital spending. All of the franchise agreements are nonexclusive, free-of-charge, must be renewed periodically and typically have a term of one or two years.

The typical automobile franchise agreement specifies the area within which the dealer has the right and obligation to sell the manufacturer's automobiles and related parts and products and to perform certain approved services. The franchise agreements, together with manufacturers' dealership manuals, service manuals and operating standards that are referenced in such franchise agreements, typically contain provisions and standards relating to the achievement of certain sales and customer satisfaction targets; inventories of new vehicles and manufacturer replacement parts; the maintenance of necessary net working capital; facilities and placement of signage; procedures for inspection, testing and evaluation by the manufacturer; advertising, marketing, deposit and warranty practices; products authorized to be offered to customers; after-sales services; data sharing regarding market trends and customer statistics; dealership management; personnel training; information systems; and dealer's monthly and annual sales and financial reporting to the manufacturer.

The Group's compliance with these requirements is closely monitored by the automobile manufacturers. Any failure to comply that is not cured within a specified period of time may give rise to early termination of the franchise by manufacturers. Certain franchise agreements allow the automobile manufacturer to terminate the agreement under any circumstances as long as a prior written notice is given. In addition, each of the franchise agreements provide the automobile manufacturer with the right to refuse to renew it after the expiration of the term of the agreement under specified circumstances. If the Group fails to obtain renewals of one or more of the franchise agreements from the automobile manufacturers or if one or more of the franchise agreements are terminated, the Group's business, financial condition, results of operations and prospects would be materially and adversely affected.

Currency convertibility risk

Substantially all of the Group's businesses are transacted in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People's Bank of China. However, the unification of the exchange rates does

Lentuo International Inc.
Notes to the Consolidated Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

22. Concentration of risks (Continued)

not imply the convertibility of RMB into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the People's Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China. Approval of foreign currency payments by the People's Bank of China or other institutions requires submitting a payment application form together with suppliers' invoices, shipping documents and signed contracts. Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The appreciation of the RMB against US$ was approximately 6.5%, 6.4% and 0.1% in the years ended December 31, 2007, 2008 and 2009, respectively. On June 19, 2010, the People's Bank of China announced the end of the RMB's de facto peg to US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB exchange rate flexibility. The exchange rate floating bands will remain the same as previously announced in the inter-bank foreign exchange market. While the international reaction to the appreciation of the RMB has generally been positive, there remains significant international pressure on the PRC Government to adopt an even more flexible currency policy, which could result in a further and potentially more significant appreciation of the RMB against the US$.

Current vulnerability due to certain other concentrations

The Company's operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC Government has been pursuing economic reform policies for almost 30 years, no assurance can be given that the PRC Government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC's political, economic and social conditions. There is also no guarantee that the PRC Government's pursuit of economic reforms will be consistent or effective.

Land use rights and building ownership certification risk

The Group has not obtained land use rights and building ownership certificates to some of the properties the VIEs occupy. Aotong leased a parcel of land from a third party for a term of twenty years starting from July 1, 2003 and constructed the facilities for its automobile dealership on such land. This parcel of land is part of a larger parcel of land that is covered by a single land use right certificate and does not have a separate land use right certificate. Due to this lack of land use right certificate and the fact that Aotong holds such land through a lease, Aotong is not permitted to apply for a building ownership certificate for the facilities constructed on the land and its property rights to such facilities may be limited.

In addition, Tuozhan I&C, Yuantongqiao Toyota, Tuojiacheng and Huitong have all sub-leased the respective parcels of land on which they constructed facilities to operate their current businesses. All such land is classified as collectively-owned rural land under the PRC law and was subleased from a third party who in turn leased the land from the respective rural economic collectives that own such land. Under PRC law, collectively owned rural

Lentuo International Inc.
Notes to the Consolidated Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

22. Concentration of risks (Continued)

land may not be used for commercial purposes unless it is converted into state-owned land and the VIEs may be required to move out of such collectively owned rural land. Under relevant lease and sublease agreements, the economic collectives who own the land are obligated to provide necessary assistance for the conversion of the land into state-owned land and to provide another comparable piece of land for the VIEs' business and operation and compensate for losses in connection with relocation in the event the VIEs are required to move out of the land. If the land is not converted into state-owned land, the economic collectives or the third party fail to perform their obligations under the lease or sublease agreements, or the lease and sublease agreements are deemed unenforceable, the Group's business, financial condition and results of operations could be materially and adversely affected.

23. Interest expenses

Interest expenses consist of the following:

	For the years ended December 31,
	2007 RMB	2008 RMB	2009
			RMB	US$
Interest on short-term loans	12,544	16,533	16,941	2,498
Interest on bills payable	7,370	11,042	1,011	149
Interest related to unrecognized tax benefits	758	4,647	12,728	1,877
Bank charges	731	1,213	2,608	385

	21,403	33,435	33,288	4,909

24. Commitments and contingencies

(a) Operating lease commitments

As of December 31, 2009, the Group had minimum lease payments under non-cancellable operating leases with initial terms in excess of one year as follows:

	December 31,
	RMB	US$
2010	5,642	832
2011	5,642	832
2012	5,642	832
2013	5,642	832
2014	5,642	832
Thereafter	54,669	8,061

	82,879	12,221

The Group's lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are all conducted with third parties.

Lentuo International Inc.
Notes to the Consolidated Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

24. Commitments and contingencies (Continued)

(b) Variable interest entity structure

The Group has eight VIEs as of December 31, 2009. In the opinion of management, (i) the ownership structure of the Company and the VIEs are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIEs and its shareholder are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group's business operations are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Group and its contractual arrangements with VIEs are found to be in violation of any existing or future PRC laws and regulations, the Group may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Group's current ownership structure or the contractual arrangements with VIEs is remote based on current facts and circumstances.

(c) Income taxes

As of December 31, 2009, the Group has recognized RMB79,771 (US$11,763) accrual for unrecognized tax benefits (Note 16), of which RMB49,525 (US$7,303) relate to cash tax liability due to the tax authorities. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2009, the Group classified the accrual for unrecognized tax benefits as a current liability.

25. Segment and geographic information

In accordance with ASC 280-10, the Group's chief operating decision maker has been identified as the chief executive officer, who reviews consolidated financial information by brands when making decisions about allocating resources and assessing performance of the Group. As a result, the Group operates and manages its business as six operating and reportable segments, namely Audi, FAW-Volkswagen, FAW-Mazda, Toyota, Shanghai-Volkswagen and Chang An-Mazda. The chief operating decision maker uses income or loss from continuing operations to evaluate the performance of each reportable segment.

As substantially all of the Group's long-lived assets and revenues are located in and derived from the PRC, geographical segments are not presented.

Lentuo International Inc.
Notes to the Consolidated Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

25. Segment and geographic information (Continued)

The Group's segment information as of and for the year ended December 31, 2007 is as follows:

	Audi RMB	FAW- Volkswagen RMB	FAW- Mazda RMB	Toyota RMB	Shanghai- Volkswagen RMB	Chang An- Mazda RMB	Unallocated RMB	Eliminations RMB	Consolidated RMB
Revenues
Sales of automobiles	437,132	581,602	252,544	132,288	155,421	16,679	—	—	1,575,666
Automobile repair and maintenance services	33,617	9,450	10,140	8,272	9,106	390	3,917	—	74,892
Other services	21	969	33	257	86	4,885	—	—	6,251

	470,770	592,021	262,717	140,817	164,613	21,954	3,917	—	1,656,809

Cost of goods sold
Sales of automobiles	(392,036)	(547,674)	(230,585)	(125,632)	(152,544)	(15,995)	—		(1,464,466)
Automobile repair and maintenance services	(23,594)	(5,929)	(5,653)	(5,740)	(7,179)	(618)	(3,993)	—	(52,706)
Other services	(6)	(56)	(2)	(18)	(4)	(284)	—	—	(370)

	(415,636)	(553,659)	(236,240)	(131,390)	(159,727)	(16,897)	(3,993)	—	(1,517,542)

Selling, marketing and distribution expenses	(9,982)	(4,239)	(4,853)	(5,072)	(3,662)	(1,297)	(416)	—	(29,521)
General and administrative expenses	(7,029)	(3,928)	(2,706)	(2,412)	(5,726)	(3,864)	(1,129)	—	(26,794)
Interest income	337	1,870	261	95	152	38	—	—	2,753
Interest expenses	(9,301)	(4,858)	(3,366)	(3,748)	(130)	—	—	—	(21,403)
Other income (expense), net	92	387	(16)	52	(567)	—	1	—	(51)
Income tax expenses	(11,388)	(10,008)	(5,811)	(1,241)	(426)	(779)	(1)	—	(29,654)

Income from continuing operations	17,863	17,586	9,986	(2,899)	(5,473)	(845)	(1,621)	—	34,597

Total asset	248,204	398,174	220,152	75,491	128,427	25,311	62,984	(205,348)	953,395
Total liability	(209,306)	(379,317)	(198,810)	(70,527)	(189,888)	(16,684)	(17,097)	205,348	(876,281)
Capital expenditure	3,701	—	3,878	3,501	2,832	1,055	894	—	15,861
Depreciation and amortization expenses	2,775	2,150	2,236	591	1,866	218	556	—	10,392

Lentuo International Inc.
Notes to the Consolidated Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

25. Segment and geographic information (Continued)

The Group's segment information as of and for the year ended December 31, 2008 is as follows:

	Audi RMB	FAW- Volkswagen RMB	FAW- Mazda RMB	Toyota RMB	Shanghai- Volkswagen RMB	Chang An- Mazda RMB	Unallocated RMB	Eliminations RMB	Consolidated RMB
Revenues
Sales of automobiles	584,665	466,917	302,221	188,486	111,904	90,417	—	—	1,744,610
Automobile repair and maintenance services	55,707	15,388	19,857	16,471	12,489	1,650	4,247	—	125,809
Other services	601	916	336	309	199	6,233	266	—	8,860

	640,973	483,221	322,414	205,266	124,592	98,300	4,513	—	1,879,279

Cost of goods sold
Sales of automobiles	(543,057)	(433,711)	(275,850)	(174,697)	(102,568)	(82,669)	—	—	(1,612,552)
Automobile repair and maintenance services	(30,527)	(8,364)	(10,109)	(9,942)	(8,402)	(1,795)	(1,835)	—	(70,974)
Other services	—	—	—	—	—	—	(532)	—	(532)

	(573,584)	(442,075)	(285,959)	(184,639)	(110,970)	(84,464)	(2,367)	—	(1,684,058)

Selling, marketing and distribution expenses	(14,603)	(4,079)	(6,216)	(5,372)	(3,895)	(2,151)	(1,299)	—	(37,615)
General and administrative expenses	(3,259)	(2,029)	(1,644)	(919)	(3,544)	(11,337)	(588)	—	(23,320)
Interest income	137	1,203	316	112	410	100	—	—	2,278
Interest expenses	(17,161)	(4,992)	(5,966)	(3,837)	(217)	(1,261)	(1)	—	(33,435)
Other income, net	112	172	5	31	190	669	—	—	1,179
Income tax expenses	(8,945)	(7,970)	(6,137)	(2,770)	(1,737)	(103)	(144)	—	(27,806)

Income from continuing operations	23,670	23,451	16,813	7,872	4,829	(247)	114	—	76,502

Total asset	329,710	724,000	201,999	97,682	113,435	132,289	69,858	(303,857)	1,365,116
Total liability	(265,827)	(682,023)	(165,046)	(84,966)	(169,872)	(123,910)	(23,690)	303,857	(1,211,477)
Capital expenditure	10,375	564	234	653	999	7,406	49	—	20,280
Depreciation and amortization expenses	3,935	2,178	2,233	655	1,908	410	340	—	11,659

Lentuo International Inc.
Notes to the Consolidated Financial Statements (Continued)
(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

25. Segment and geographic information (Continued)

The Group's segment information as of and for the year ended December 31, 2009 is as follows:

	Audi		FAW-Volkswagen		FAW-Mazda		Toyota		Shanghai Volkswagen		Chang An-Mazda		Unallocated		Eliminations		Consolidated
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
Revenues
Sales of automobiles	635,360	93,690	620,956	91,566	358,933	52,928	209,880	30,949	148,154	21,847	158,120	23,317	—	—	—	—	2,131,403	314,297
Automobile repair and maintenance services	93,820	13,835	21,649	3,192	34,472	5,083	22,583	3,330	16,612	2,450	9,877	1,457	4,070	600	—	—	203,083	29,947
Others	774	114	336	50	331	49	611	90	82	12	4,587	676	284	42	—	—	7,005	1,033

	729,954	107,639	642,941	94,808	393,736	58,060	233,074	34,369	164,848	24,309	172,584	25,450	4,354	642	—	—	2,341,491	345,277

Cost of goods sold
Sales of automobiles	(577,865)	(85,212)	(570,533)	(84,131)	(346,863)	(51,149)	(195,735)	(28,863)	(137,753)	(20,313)	(146,748)	(21,639)	—	—	—	—	(1,975,497)	(291,307)
Automobile repair and maintenance services	(33,554)	(4,948)	(11,181)	(1,649)	(14,020)	(2,067)	(10,241)	(1,510)	(6,986)	(1,030)	(8,164)	(1,204)	(2,286)	(337)	—	—	(86,432)	(12,745)
Others	—	—	—	—	—	—	(1)	0	(1)	0	—	—	(232)	(35)	—	—	(234)	(35)

	(611,419)	(90,160)	(581,714)	(85,780)	(360,883)	(53,216)	(205,977)	(30,373)	(144,740)	(21,343)	(154,912)	(22,843)	(2,518)	(372)	—	—	(2,062,163)	(304,087)

Selling, marketing and distribution expenses	(15,289)	(2,255)	(6,275)	(925)	(5,908)	(871)	(4,484)	(661)	(3,951)	(583)	(2,353)	(347)	(514)	(76)	—	—	(38,774)	(5,718)
General and administrative expenses	(5,554)	(819)	(1,417)	(209)	(2,335)	(344)	(2,917)	(430)	(3,928)	(579)	(8,999)	(1,327)	(6,701)	(989)	—	—	(31,851)	(4,697)
Interest income	97	14	1,667	246	295	44	56	8	29	4	243	36	5	1	—	—	2,392	353
Interest expenses	(14,168)	(2,089)	(6,946)	(1,024)	(6,285)	(927)	(4,352)	(642)	(486)	(72)	(1,016)	(150)	(35)	(5)	—	—	(33,288)	(4,909)
Other income, net	173	26	100	15	578	85	12	2	520	77	—	—	11	1	—	—	1,394	206
Income tax expenses	(22,679)	(3,344)	(13,175)	(1,943)	(5,650)	(833)	(4,169)	(615)	(3,164)	(467)	(1,033)	(152)	(169)	(25)	—	—	(50,039)	(7,379)

Net income from continuing operations	61,115	9,012	35,181	5,188	13,548	1,998	11,243	1,658	9,128	1,346	4,514	667	(5,567)	(823)	—	—	129,162	19,046

Total asset	405,823	59,843	410,286	60,501	236,865	34,928	102,654	15,137	147,500	21,750	153,832	22,684	135,297	19,951	(185,468)	(27,349)	1,406,789	207,445
Total liability	(391,994)	(57,803)	(331,213)	(48,841)	(221,731)	(32,696)	(79,360)	(11,702)	(142,511)	(21,015)	(142,857)	(21,066)	(222)	(33)	185,468	27,349	(1,124,420)	(165,807)
Capital expenditure	10,255	1,512	1,622	239	1,343	198	262	39	1,418	209	751	111	1	—	—	—	15,652	2,308
Depreciation and amortization expenses	4,426	653	1,822	269	2,332	344	714	105	1674	247	525	77	635	94	—	—	12,128	1,789

Lentuo International Inc.
Notes to the Consolidated Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

26. Subsequent events

In accordance with ASC topic 855 ("ASC 855"), Subsequent Events, the Group evaluated subsequent events through July 29, 2010, which was the date that the consolidated financial statements were originally issued, and filed with the Securities and Exchange Commission on Form F-1, except for Note 26(d), as to which the date is October 29, 2010.

(a) Establishment of a subsidiary

In April 2010, Lentuo Hong Kong established a wholly-owned subsidiary, Beijing Jiashi Shengtong Investment Consulting Co., Ltd. ("Jiashi Shengtong") in the PRC.

(b) Toyota Motor Corporation ("Toyota") automobile recalls

Toyota, one of the Group's automobile manufacturers, was involved in a series of large-scale global automobile recalls of one of its most popular models due to design problems with accelerator pedals in January 2010 and is under investigations by the governmental agencies in certain countries with respect to allegedly defective and unsafe products. Toyota instructed its dealership partners to stop selling the affected automobiles until Toyota developed a solution to the design problem and provided the necessary parts and instructions to fix the issue. As a result, the Group did not sell the affected automobiles until Toyota subsequently developed a plan to fix the design and began to ship the repair parts to its dealership partners. In addition, the Group assisted in the automobile recalls conducted by Toyota. All of the costs incurred by the Group in connection with the recalls are reimbursed by Toyota.

(c) Registered trademark licensing agreement

In July 2010, Group entered into an irrevocable, exclusive and free-of-charge licensing agreement with Mr. Guo for the right to use the registered trademark "Lentuo". The license is effective during the entire term of the trademark and will be extended if the registration of the trademark is renewed upon its expiration. The current registration of the trademark is effective for ten years and will expire in April 2014, but can be renewed periodically.

(d) Bonus shares issue

On October 29, 2010, the Company effected a 34,427,071 ordinary shares rights offering to all existing ordinary shareholders on that date on a pro rata basis, including 4,518,682 ordinary shares offered to a shareholder who subscribed for 1,510,841 ordinary shares in August 2010, for a subscription price of US$0.00001 per ordinary share. Since the ordinary shares were issued for nominal consideration, the offering contains a bonus element that is accounted for similar to a stock dividend. Accordingly, all ordinary share and per share information are adjusted retroactively for this bonus element for all periods presented in accordance with ASC 260-10-55-13, Earnings Per Share.

27. Condensed financial information of the company

Under PRC laws and regulations, the Company's PRC subsidiary and VIEs are restricted in their ability to transfer certain of its net assets to the Company in the form of dividend payments, loans or advances. The

Lentuo International Inc.
Notes to the Consolidated Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

27. Condensed financial information of the company (Continued)

amounts restricted include paid-up capital and statutory reserves of the Company's PRC subsidiary and the net assets of the VIEs, as determined pursuant to PRC generally accepted accounting principles, totaling RMB282,372 (US$41,638) as of December 31, 2009. The following is the condensed financial information of the Company on a parent-company only basis:

Balance sheets

	December 31,
	2007 RMB	2008 RMB	2009
			RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	—	—	2	—

Total current assets	—	—	2	—

Non-current assets:
Investment in subsidiaries and VIEs	77,114	153,639	282,370	41,638

Total non-current assets	77,114	153,639	282,370	41,638

TOTAL ASSETS	77,114	153,639	282,372	41,638

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accrued expenses and other current liabilities	—	—	3	1

Total current liabilities	—	—	3	1

Total liabilities	—	—	3	1

Shareholders' equity:
Ordinary shares, par value US$0.00001 per share
Authorized—500,000,000 shares as of December 31, 2007, 2008 and 2009;
Issued and outstanding—39,908,389 shares as of December 31, 2007, 2008 and 2009	1	1	1	—
Additional paid-in capital	53,972	53,972	53,973	7,959
Retained earnings	23,141	99,666	228,395	33,679

Total shareholders' equity	77,114	153,639	282,369	41,638

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	77,114	153,639	282,372	41,638

Lentuo International Inc.
Notes to the Consolidated Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

27. Condensed financial information of the company (Continued)

Statements of income and comprehensive income

	Years ended December 31,
	2007 RMB	2008 RMB	2009
			RMB	US$
Revenues	—	—	—	—
Cost of goods sold	—	—	—	—

Gross profit	—	—	—	—

Operating expenses	—	—	—	—

Income from operations	—	—	—	—

Equity in profits of subsidiaries and VIEs	34,547	76,525	128,731	18,982
Interest expenses	—	—	(2)	—

Income before income tax expenses	—	—	128,729	18,982
Income tax expenses	—	—	—	—

Net income and comprehensive income	34,547	76,525	128,729	18,982

Statements of cash flows

	Years ended December 31,
	2007 RMB	2008 RMB	2009
			RMB	US$
Cash flows used in operating activities	—	—	(2)	—
Cash flows provided by investing activities	—	—	—	—
Cash flows provided by financing activities			4	—

Net increase in cash and cash equivalents	—	—	2	—

Cash and cash equivalents, beginning of year	—	—	—	—

Cash and cash equivalents, end of year	—	—	2	—

(a) Basis of presentation

In the parent-only financial statements, the Company's investment in subsidiaries and VIEs is stated at cost plus equity in undistributed earnings of subsidiaries and VIEs since inception. The parent-only financial statements should be read in conjunction with the Company's consolidated financial statements.

The Company records its investment in its subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323. Such investment is presented as "Investment in subsidiaries and VIEs" on the balance sheets and share of the subsidiaries and VIEs' profits is presented as "Equity in profits of subsidiaries and VIEs" in the statements of income and comprehensive income.

The subsidiaries and VIEs did not pay any dividend to the Company for the years presented.

Lentuo International Inc.
Notes to the Consolidated Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

27. Condensed financial information of the company (Continued)

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted in the parent-only financial statements.

(b) Commitments

The Company does not have any significant commitments or long-term obligations as at December 31, 2007, 2008 and 2009.

Lentuo International Inc.
Unaudited Interim Condensed Consolidated Balance Sheets

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares)

		December 31, 2009	June 30, 2010
	Notes	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		72,082	70,016	10,325
Restricted cash	3	169,887	136,468	20,124
Accounts receivable (net of allowance for doubtful accounts of nil as of December 31, 2009 and June 30, 2010)	4	15,935	37,107	5,472
Inventories, net	5	290,298	369,328	54,461
Advances to suppliers		251,632	262,519	38,710
Prepaid expenses and other current assets	6	17,932	33,053	4,874
Amounts due from related parties	15	308,085	195,460	28,823

Total current assets		1,125,851	1,103,951	162,789

Non-current assets:
Property and equipment, net	7	267,696	221,634	32,682
Land use rights, net	8	9,142	5,878	867
Deferred initial public offering costs	9	3,635	6,144	906
Deferred tax assets		465	465	69

Total non-current assets		280,938	234,121	34,524

TOTAL ASSETS		1,406,789	1,338,072	197,313

The accompanying notes are integral part of the unaudited interim condensed consolidated financial statements

Lentuo International Inc.
Unaudited Interim Condensed Consolidated Balance Sheets (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares)

		December 31, 2009	June 30, 2010
	Notes	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable		8,052	9,552	1,409
Bills payable		409,584	336,149	49,569
Advances from customers		25,821	44,562	6,571
Deposits from third parties	10	162,114	138,527	20,427
Accrued expenses and other current liabilities	11	92,553	115,687	17,059
Deposit from an investor for issuance of ordinary shares	12	—	95,075	14,020
Amounts due to related parties	15	1,229	433	64
Unrecognized tax benefits	14	49,525	4,963	732
Taxes payable	14	50,082	115,728	17,065
Short-term loans	13	325,460	250,718	36,971

Total current liabilities		1,124,420	1,111,394	163,887

Total liabilities		1,124,420	1,111,394	163,887

Commitments and Contingencies	22	—	—	—
Shareholders' equity:
Ordinary shares, par value US$0.00001 per share
Authorized—500,000,000 shares as of December 31, 2009 and June 30, 2010
Issued and outstanding—39,908,389 shares as of December 31, 2009 and June 30, 2010	16	1	1	—
Additional paid-in capital		53,973	53,973	7,959
Retained earnings		228,395	172,704	25,467

Total shareholders' equity		282,369	226,678	33,426

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,406,789	1,338,072	197,313

The accompanying notes are integral part of the unaudited interim condensed consolidated financial statements

Lentuo International Inc.
Unaudited Interim Condensed Consolidated Statements of Income and Comprehensive Income

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

		Six months ended June 30,
		2009	2010
	Notes	RMB	RMB	US$
Revenues:
Sales of automobiles		997,130	1,178,247	173,744
Automobile repair and maintenance services		83,810	130,169	19,195
Other services		4,053	4,405	650

		1,084,993	1,312,821	193,589

Cost of goods sold:
Sales of automobiles		(941,808)	(1,098,268)	(161,950)
Automobile repair and maintenance services		(35,034)	(58,264)	(8,592)
Other services		(110)	(499)	(74)

		(976,952)	(1,157,031)	(170,616)

Gross profit		108,041	155,790	22,973

Operating expenses:
Selling, marketing and distribution expenses		(16,261)	(21,173)	(3,122)
General and administrative expenses		(12,483)	(16,669)	(2,458)

Total operating expenses		(28,744)	(37,842)	(5,580)

Operating income		79,297	117,948	17,393

Interest income		2,219	227	33
Interest expenses	21	(13,078)	(23,697)	(3,494)
Exchange loss		—	(513)	(76)
Other income, net		873	286	42

Income before income tax expenses		69,311	94,251	13,898
Income tax expenses	14	(19,401)	(26,864)	(3,961)

Income from continuing operations		49,910	67,387	9,937
Income from discontinued operations, net of tax	18	16	—	—

Net income attributable to ordinary shareholders and comprehensive income		49,926	67,387	9,937

The accompanying notes are integral part of the unaudited interim condensed consolidated financial statements

Lentuo International Inc.
Unaudited Interim Condensed Consolidated Statements of Income and Comprehensive Income (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

		Six months ended June 30,
		2009	2010
	Note	RMB	RMB	US$
Earnings per share:	17
from continuing operations		1.25	1.69	0.25
from discontinued operations		—	—	—

Basic and diluted earnings per share		1.25	1.69	0.25

Weighted average ordinary shares outstanding:
Basic and diluted		39,908,389	39,908,389	39,908,389

The accompanying notes are integral part of the unaudited interim condensed consolidated financial statements

Lentuo International Inc.
Unaudited Interim Condensed Consolidated
Statements of Cash Flows

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"))

	Six months ended June 30,
	2009	2010
	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	49,926	67,387	9,937
Adjustment to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property and equipment	6,745	6,517	961
Deferred tax expense (benefit)	(40)	—	—
Amortization of land use rights	112	111	16
Gain on disposal of property and equipment	—	(793)	(117)
Unrealized exchange gain		(493)	(73)
Changes in operating assets and liabilities:
Accounts receivable	(783)	(21,172)	(3,122)
Inventories	(51,882)	(79,030)	(11,654)
Advances to suppliers	90,832	(10,887)	(1,605)
Prepaid expenses and other current assets	(786)	1,092	161
Accounts payable	1,173	1,500	221
Bills payable	(318,111)	(73,435)	(10,829)
Advances from customers	(21,509)	18,741	2,764
Deposits from third parties	23,831	(23,587)	(3,478)
Accrued expenses and other current liabilities	25,316	22,834	3,367
Unrecognized tax benefit	—	(44,562)	(6,571)
Taxes payable	18,994	65,646	9,680
Amounts due to related parties	3,283	(796)	(117)

Net cash used in operating activities	(172,899)	(70,927)	(10,459)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment, net	(5,329)	(2,807)	(414)
Proceeds from disposal of property and equipment	2,485	3,392	500
Loans to third parties	—	(15,713)	(2,317)
Amounts due from related parties	55,909	32,453	4,786

Net cash provided by investing activities	53,065	17,325	2,555

The accompanying notes are integral part of the unaudited interim condensed consolidated financial statements

Lentuo International Inc.
Unaudited Interim Condensed Consolidated
Statements of Cash Flows (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"))

	Six months ended June 30,
	2009	2010
	RMB	RMB	US$
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term loans	356,230	355,264	52,387
Repayments of short-term loans	(315,940)	(430,006)	(63,409)
Deposits for short-term loans	(3,000)	(500)	(74)
Restricted cash	119,488	33,419	4,928
Deposit from an investor for issuance of ordinary shares	—	95,568	14,093
Payment of deferred initial public offering costs	—	(2,209)	(326)

Net cash provided by financing activities	156,778	51,536	7,599

Net increase (decrease) in cash and cash equivalents	36,944	(2,066)	(305)
Cash and cash equivalents, beginning of period	103,143	72,082	10,629

Cash and cash equivalents, end of period	140,087	70,016	10,324

Supplementary disclosure of cash flow information:
Interest expense paid	6,408	14,912	1,995
Income taxes paid	4	5,652	833

The accompanying notes are integral part of the unaudited interim condensed consolidated financial statements

Lentuo International Inc.
Unaudited Interim Condensed Consolidated
Statements of Shareholders' Equity

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares)

	Number of ordinary shares	Ordinary shares RMB	Additional paid-in capital RMB	Retained earnings RMB	Total shareholders' equity RMB
Balance at January 1, 2009	39,908,389	1	53,972	99,666	153,639
Additional paid-in capital upon establishment of the company	—	—	1	—	1
Net income and comprehensive income	—	—	—	49,926	49,926

Balance at June 30, 2009	39,908,389	1	53,973	149,592	203,566

Balance at January 1, 2010	39,908,389	1	53,973	228,395	282,369
Net income and comprehensive income	—	—	—	67,387	67,387
Distribution of assets to shareholders	—	—	—	(123,078)	(123,078)

Balance at June 30, 2010	39,908,389	1	53,973	172,704	226,678

Balance at June 30, 2010 (US$)	39,908,389	—	7,959	25,467	33,426

The accompanying notes are integral part of the unaudited interim condensed consolidated financial statements

Lentuo International Inc.
Notes to the Unaudited Interim Condensed Consolidated
Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

1. Organization and Basis of Presentation

The accompanying unaudited interim condensed consolidated financial statements of Lentuo International Inc. (the "Company"), its subsidiaries, Lentuo Automobile Trading (Hong Kong) Co., Ltd. ("Lentuo Hong Kong"), Beijing Anhui Wanxing Science & Technology Co., Ltd. ("Lentuo Beijing") and Beijing Jiashi Shengtong Investment Consulting Co., Ltd. ("Jiashi Shengtong"), and its variable interest entities (the "VIEs"), Beijing Yuantongqiao Toyota Automobile Trading Co., Ltd. ("Yuantongqiao Toyota"), Beijing Tuozhan Industrial& Trading Development Co., Ltd. ("Tuozhan I&C"), Beijing Lentuo Chengxin Commercial & Trading Co., Ltd. ("Chengxin Commercial"), Beijing Aotong Automobile Trading Co., Ltd. ("Aotong"), Beijing Tuojiacheng Commercial & Trading Co., Ltd. ("Tuojiacheng"), Beijing Lentuo Huitong Automobile Sales Service Co., Ltd. ("Huitong"), Lentuo Automobile Lease Co., Ltd. ("Lentuo Lease") and Beijing Tuozhan Automobile Repair Co., Ltd. ("Tuozhan Repair"), collectively referred to as the "Group", were prepared on a basis substantially consistent with the Group's audited financial statements for the year ended December 31, 2009. These unaudited interim condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("US GAAP") for interim financial information. Accordingly, they do not include all of the information and disclosures required by generally accepted accounting principles for annual financial statements.

In the opinion of Company's management, the accompanying unaudited interim condensed consolidated financial statements contain all normal and recurring adjustments necessary for a fair presentation of the Group's consolidated financial position at June 30, 2010, and the Group's consolidated results of operations, cash flows and changes in shareholders' equity for the six months ended June 30, 2009 and 2010. The results of operations for the six months ended June 30, 2010 are not necessarily indicative of results to be expected for the full year. The consolidated balance sheet as of December 31, 2009 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by US GAAP for complete financial statements. These unaudited interim condensed consolidated financial statements and the notes thereto should be read in conjunction with the Group's audited consolidated financial statements and related notes as of and for the years ended December 31, 2007, 2008 and 2009.

The Company is principally engaged in the sale of new automobiles and the provision of automobile repair and maintenance services, and to a lesser extent, the provision of automobile leasing services (collectively, the "Automobile Business"). The sale of new automobiles and provision of automobile repair and maintenance services are provided through dealerships which operate under the terms of non-exclusive franchise agreements with specific automobile manufacturers. The Company does not conduct any substantive operations on its own but instead conducts its business operations through its VIEs which are all located in Beijing, the PRC. As more fully described below, the Company, through a series of transactions which are accounted for as a reorganization of entities under common control in a manner similar to a pooling of interest, became the ultimate parent entity of its wholly-owned subsidiaries and VIEs by June 20, 2010. Accordingly, these unaudited interim condensed consolidated financial statements reflect the historical operations of the Group as if the current organization structure had existed since the beginning of the period presented.

Lentuo International Inc.
Notes to the Unaudited Interim Condensed Consolidated
Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

1. Organization and Basis of Presentation (Continued)

Reorganization Transactions

Mr. Hetong Guo ("Mr. Guo"), who owns 75% of the equity interest in the Company, is the Company's ultimate controlling shareholder. Prior to the reorganization, the Group's operations were conducted through Lentuo Electromechanical Group Co., Ltd. ("Lentuo Electromechanical"), an entity incorporated under the Company Law of the PRC on June 10, 1994, and through its eight wholly-owned subsidiaries ("Automobile Operating Entities") which were all entities incorporated under the Company Law of the PRC. Lentuo Electromechanical has been controlled by Mr. Guo since its inception.

In preparation for its planned initial public offering ("IPO"), on January 28, 2010 and June 20, 2010, Lentuo Hong Kong and Lentuo Beijing entered into a series of contractual arrangements ("VIE Arrangements" which are more fully described below) with Lentuo Electromechanical, as the shareholder of the Automobile Operating Entities, whereby Lentuo Hong Kong and Lentuo Beijing, as a group, obtained effective control over the Automobile Operating Entities through the ability to exercise all the rights of the Automobile Operating Entities' shareholder, the rights to absorb substantially all of the economic residual benefits and the obligation to fund all of the expected losses of the Automobile Operating Entities. Lentuo Hong Kong has been determined to be the primary beneficiary of the Automobile Operating Entities because it is most closely associated with the Automobile Operating Entities due to its obligation to provide unlimited financial support and its ability to determine strategic business decisions of the VIEs through voting rights. In accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification ("ASC") Topic 810 ("ASC 810"), Consolidation, the Company, through Lentuo Hong Kong, consolidates the operating results of the VIEs. Since the VIE Arrangements were entered into between entities under common control, these transactions have been accounted for at their historical cost and as if they took place at the beginning of the period these entities were under common control in a manner similar to a pooling of interest. The reason the Group entered into these VIE Arrangements is due to the fact that PRC Laws and regulations (i) prohibit direct foreign control in certain industries such as advertising enterprises in which the Group has some operations and (ii) restrict an offshore company controlled or established by a PRC enterprise or natural person to acquire its PRC affiliates. As a result, in an effort to ensure that the Group is not violating such PRC Laws or regulations, it structured its legal organization using the aforementioned VIE arrangements.

Further, on June 20, 2010, Lentuo Electromechanical entered into an arrangement with Huitong, one of the Automobile Operating Entities, whereby Lentuo Electromechanical transferred all of its net assets, except for certain assets which would not be used in the Automobile Business, to Huitong for nil consideration. The assets with a carrying value of RMB123,078 retained by Lentuo Electromechanical were accounted for as a distribution to the Group's shareholders on June 20, 2010. Lentuo Electromechanical did not have the necessary title certificates to legally transfer a building, which was historically used for the Automobile Business of Lentuo Electromechanical, to Huitong on June 20, 2010. In order to still transfer substantively all of the rights and benefits of this building to the Group, Lentuo Electromechanical entered into a lease arrangement on June 20, 2010 with Huitong. Under the lease arrangement, Huitong obtained the right to use the building for the remainder of its expected useful life of 40 years for nil consideration and was granted a bargain purchase option to acquire the building for a nominal value at the end of the lease term. Accordingly, Huitong accounted for the building as a capital lease in accordance with ASC Topic 840 ("ASC 840"), Leases. The transfer of the net assets and the capital lease arrangement have been accounted for as a transaction between entities under common

Lentuo International Inc.
Notes to the Unaudited Interim Condensed Consolidated
Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

1. Organization and Basis of Presentation (Continued)

control in a manner similar to a pooling of interest and the retention of the assets which would not be used in the Automobile Business by Lentuo Electromechanical has been accounted for as a distribution of assets to the Group's shareholders at the date of disposal.

As of December 31, 2009 and June 20, 2010, the breakdown of Lentuo Electromechanical's net assets which were distributed to the Group's shareholders on June 20, 2010 is as follows:

	December 31, 2009 RMB	June 20, 2010 RMB
Amounts due from related parties	77,003	80,172
Property and equipment, net
Buildings	3,527	3,473
Construction in progress	36,280	36,280
Land use rights, net	3,194	3,153

Net assets	120,004	123,078

For the six months ended June 30, 2009 and the period from January 1, 2010 to June 20, 2010, Lentuo Electromechanical's results of operations which are unrelated to the Automobile Business are as follows:

	Six months ended June 30, 2009 RMB	Period from January 1, 2010 to June 20, 2010 RMB
Revenue	—	—
Operating expenses, mainly comprising:
Depreciation and amortization	(97)	(97)

Net loss	(97)	(97)

These assets accounted for as a distribution to shareholders on June 20, 2010 did not meet the definition of a component of an entity under ASC Topic 205 ("ASC 205"), Presentation of Financial Statements—Discontinued Operation, as their operations and cash flows were not clearly distinguished from the rest of the Group.

On November 6, 2009, Lentuo Tonghe Advertising Co., Ltd. ("Tonghe Advertising"), one of the Automobile Operating Entities, was disposed to Mr. Guo in return for cash consideration amounting to RMB4,293, which equaled the carrying value of its net assets. The operating results of Tonghe Advertising have been presented as discontinued operations for the six months ended June 30, 2009.

Lentuo International Inc.
Notes to the Unaudited Interim Condensed Consolidated
Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

1. Organization and Basis of Presentation (Continued)

VIE Arrangements

The significant terms of each VIE Arrangement are listed below:

(i) Exclusive call option agreement

Lentuo Electromechanical irrevocably granted Lentuo Hong Kong or its designated persons the exclusive option to purchase part of or the entire equity interests of the Automobile Operating Entities at any time for the minimum price permitted under PRC law. Any amount received by Lentuo Electromechanical from Automobile Operating Entities is required to be remitted back to Lentuo Hong Kong. In addition, Lentuo Hong Kong is obligated to provide unlimited financial funding to the Automobile Operating Entities when and if required. If the Automobile Operating Entities cannot repay the funds provided by Lentuo Hong Kong, Lentuo Hong Kong must agree to forego the right to seek repayment. Furthermore, neither Lentuo Electromechanical nor the Automobile Operating Entities are permitted to (i) enter into transactions that could materially affect the Automobile Operating Entities' assets, liabilities, share capital or operations or (ii) distribute any dividends and grant any loan to third parties without the prior written consent of Lentuo Hong Kong. The exclusive call option agreement is effective for 10 years and Lentuo Hong Kong has the sole discretion to extend the agreement for another 10 years.

(ii) Powers of attorney

Pursuant to the powers of attorney signed between Lentuo Electromechanical, in its capacity as the shareholder of the Automobile Operating Entities, and Lentuo Hong Kong, Lentuo Electromechanical irrevocably assigns its full voting rights in the Automobile Operating Entities to Lentuo Hong Kong. The powers of attorney will remain effective as long as Lentuo Electromechanical is the shareholder of the Automobile Operating Entities.

(iii) Exclusive technology consulting and service agreement

Pursuant to the exclusive technology consulting and service agreement entered into between Lentuo Beijing and the Automobile Operating Entities, Lentuo Beijing has the exclusive and irrevocable right to provide to the Automobile Operating Entities various technical and consulting services, such as market research, business strategy development, technical training and other consultative services related to the automobile retail business. In return, the Automobile Operating Entities are required to pay Lentuo Beijing a service fee in an amount as determined at the sole discretion of Lentuo Beijing. Lentuo Beijing also has the unilateral right to change the service fee amount. The agreement is effective for 10 years and will automatically extend for another 10 years unless both Lentuo Beijing and the Automobile Operating Entities agree to terminate.

(iv) Equity interest pledge agreement

Pursuant to the equity interest pledge agreement entered into by Lentuo Beijing and Lentuo Electromechanical, in its capacity as the shareholder of the Automobile Operating Entities, Lentuo Electromechanical has pledged its entire equity interest in the Automobile Operating Entities to Lentuo Beijing (i) to guarantee the performance of the Automobile Operating Entities' obligations under the exclusive technical consultation and service agreement

Lentuo International Inc.
Notes to the Unaudited Interim Condensed Consolidated
Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

1. Organization and Basis of Presentation (Continued)

and (ii) to assure any actions of Lentuo Electromechanical are in the best interest of Lentuo Beijing. If the Automobile Operating Entities breach their respective contractual obligations under the exclusive technical consultation and service agreement, Lentuo Beijing, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interest. Lentuo Electromechanical agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on its equity interest in the Automobile Operating Entities without the prior consent of Lentuo Beijing. The agreements will expire upon the termination of the exclusive technical support and service agreement.

As of June 30, 2010, the carrying amount of the total assets and the net assets of the Automobile Operating Entities were RMB1,239,743 (US$ 182,813) and RMB172,213 (US$ 25,395), respectively, and there was no pledge or collateralization of the assets of the Automobile Operating Entities. The Group has not provided any financial or other support that it was not previously contractually required to provide to the VIEs during the periods presented.

2. Summary of Significant Accounting Policies

The accounting policies used for the preparation of unaudited interim condensed consolidated financial statements as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 are consistent with those set out in the consolidated financial statements as of and for the years ended December 31, 2007, 2008 and 2009.

(a) Use of estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the consolidated financial statements include, but are not limited to, revenue recognition, estimation of rebates earned, allowance for doubtful accounts, inventory obsolescence, useful lives of property and equipment, valuation allowance for deferred tax assets, deferred tax liabilities and uncertain tax positions and consolidation of VIEs. Actual results could differ significantly from those estimates.

(b) Convenience translation

Amounts in United States dollars ("US$") are presented for the convenience of the reader and the translations of RMB into US$ have been made at the exchange rate of RMB6.7815 to US$1.00 as set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2010. No representation is made that the RMB amounts could have been or could be converted into US$ at such rate.

(c) Property and equipment

All direct and indirect costs that are related to the construction of property and equipment and incurred before the assets are ready for their intended use are capitalized as construction in progress. Construction in progress is

Lentuo International Inc.
Notes to the Unaudited Interim Condensed Consolidated
Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

2. Summary of Significant Accounting Policies (Continued)

transferred to specific property and equipment accounts and commences depreciation when these assets are ready for their intended use. Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets have not been made. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use. Capitalization of interest costs is suspended during extended periods in which activities related to the acquisition or construction of the qualifying assets are interrupted. No interest costs were capitalized for the six months ended June 30, 2009 and 2010.

(d) Revenue recognition

In accordance with the relevant tax laws in the PRC, value-added taxes ("VAT") is levied on the invoiced value of sales and is payable by the purchaser. The Group is required to remit the VAT it collects to the tax authority, but may deduct the VAT it has paid on eligible purchases. The difference between the amounts collected and paid is presented as VAT recoverable or payable balance on the consolidated balance sheets. VAT amounted to RMB183,760 and RMB222,431 (US$32,800) for the six months ended June 30, 2009 and 2010, respectively. The Group recognized revenues net of VAT.

The Group is subject to business tax on the other services revenues earned in the PRC. The applicable rate of business tax is 5% of the revenue. Revenues derived from sales of automobiles and automobile repair and maintenance services are not subject to business tax. Business tax for the six months ended June 30, 2009 and 2010 was RMB270 and RMB351 (US$52), respectively. The Group recognized revenues net of business tax.

(e) Cost of goods sold

Cost of goods sold consists primarily of purchase costs of new automobiles net of rebates from automobile manufacturers (Note 5). Cost of services consists of cost of spare parts consumed, direct labor and materials, an allocation of indirect overhead expenses attributable to repair and maintenance services and the 5% business tax for technology consulting and service fees charged by Lentuo Beijing to the VIEs.

(f) Advertising expenditures

Advertising expenditures are expensed as incurred. Advertising expenditures, included in sales, marketing and distribution expenses, amounted to RMB2,591 and RMB3,518 (US$519) for the six months ended June 30, 2009 and 2010, respectively.

(g) Employee benefit

Full time employees of the Company's subsidiaries and VIEs in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a specific percentage of the employees' salaries up to a maximum of three times the average annual salary for the city in which the subsidiary

Lentuo International Inc.
Notes to the Unaudited Interim Condensed Consolidated
Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

2. Summary of Significant Accounting Policies (Continued)

operates for the prior year. The Company's subsidiaries and VIEs have no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB1,930 and RMB2,533 (US$373) for the six months ended June 30, 2009 and 2010, respectively.

(h) Leases

In accordance with ASC 840, leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: (i) ownership is transferred to the lessee by the end of the lease term, (ii) there is a bargain purchase option, (iii) the lease term is at least 75% of the property's estimated remaining economic life or (iv) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over their lease term. The Group has no capital leases for the six months ended June 30, 2009. On June 20, 2010, Lentuo Electromechanical entered into a capital lease arrangement for a building with Huitong whereby Huitong obtained the right to use the building for the remainder of its expected useful life of 40 years for nil consideration and was granted a bargain purchase option to acquire the building for a nominal value at the end of the lease term (Note 1). For the six months ended June 30, 2009 and 2010, the Group recorded total rental expenses of RMB2,361 and RMB2,176 (US$321), respectively, on its operating leases.

3. Restricted Cash

As of December 31, 2009 and June 30, 2010, cash of RMB169,887 and RMB136,468 (US$20,124), respectively, was pledged to financial institutions as collateral for the Group's bills payable.

4. Accounts Receivable

The Group generally requires full payment from its customers upon delivery of its automobiles or services, except for certain credit sales, mortgage loan sales and repair and maintenance services covered by insurance and automobile manufacturers' warranty. The credit terms are generally one to six months after the delivery of products or services. The Group does not offer extended payment terms and all accounts receivable are non-interest bearing. As of December 31, 2009 and June 30, 2010, all of the accounts receivable balances were within their credit terms.

Lentuo International Inc.
Notes to the Unaudited Interim Condensed Consolidated
Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

5. Inventories

Inventories are summarized as follows:

	December 31, 2009	June 30, 2010
	RMB	RMB	US$
New motor vehicles	269,081	345,364	50,927
Spare parts and accessories	21,217	23,964	3,534

	290,298	369,328	54,461

No inventory obsolescence provision was recognized as of December 31, 2009 and June 30, 2010.

As of December 31, 2009 and June 30, 2010, cost of inventories was reduced by RMB23,060 and RMB29,208 (US$4,307), respectively, for rebates received from automobile manufacturers related to motor vehicles purchased but still held by the Group at the balance sheet date. For the six months ended June 30, 2009 and 2010, cost of goods sold was reduced by RMB68,288 and RMB82,372 (US$12,147), respectively, for rebates received from automobile manufacturers related to motor vehicles purchased and sold during the reporting period.

6. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	December 31, 2009	June 30, 2010
	RMB	RMB	US$
Prepaid rental expenses	1,153	575	85
Staff advances	5,130	5,868	865
Loans to third parties	3,103	18,816	2,775
Deposits	6,112	6,086	897
Others	2,434	1,708	252

	17,932	33,053	4,874

Loans to third parties represented temporary funding provided by the Group to third parties. The loans were interest-free and repayable on demand. The amounts were fully settled by the third parties in September 2010.

Deposits consisted primarily of rental deposits and other miscellaneous deposits. As of December 31, 2009 and June 30, 2010, a deposit of RMB3,000 and RMB3,500 (US$515), respectively, was placed with Toyota Financing Corporation as a guarantee for short-term loans granted at market terms to the Group by Toyota Financing Corporation.

Lentuo International Inc.
Notes to the Unaudited Interim Condensed Consolidated
Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

7. Property and Equipment

Property and equipment consist of the following:

	December 31, 2009	June 30, 2010
	RMB	RMB	US$
Buildings	239,586	235,058	34,662
Machinery	11,590	11,792	1,739
Office equipment	7,223	7,429	1,095
Motor vehicles	37,371	33,422	4,928

	295,770	287,701	42,424
Less: Accumulated depreciation	(64,354)	(66,067)	(9,742)

Property and equipment, net	231,416	221,634	32,682

Construction in progress	36,280	—	—

Total	267,696	221,634	32,682

Buildings with a net carrying value of RMB3,473 and construction in progress with a carrying value of RMB36,280 were distributed to the Group's shareholders on June 20, 2010 in connection with the reorganization of the Group (Note 1).

Depreciation expenses were RMB6,745 and RMB6,517 (US$961) for the six months ended June 30, 2009 and 2010, respectively.

Depreciation expenses have been reported in the following accounts:

	Six months ended June 30,
	2009	2010
	RMB	RMB	US$
Cost of goods sold	83	875	129
Selling, marketing and distribution expenses	6,366	5,189	765
General and administrative expenses	296	453	67

	6,745	6,517	961

As of June 30, 2010, no short-term loans were secured by the pledge of property and equipment of the Group.

As of December 31, 2009 and June 30, 2010, the Group has not obtained the ownership certificates related to certain buildings with a carrying value of RMB169,828 and RMB167,334 (US$24,675), respectively.

Lentuo International Inc.
Notes to the Unaudited Interim Condensed Consolidated
Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

8. Land Use Rights

	December 31, 2009	June 30, 2010
	RMB	RMB	US$
Land use rights	10,672	6,939	1,023
Less: Accumulated amortization	(1,530)	(1,061)	(156)

Land use rights, net	9,142	5,878	867

Land use rights with a net carrying value of RMB3,153 was distributed to the Group's shareholders on June 20, 2010 in connection with the reorganization of the Group (Note 1).

As of June 30, 2010, no short-term loans were secured by the pledge of land use rights of the Group.

The estimated amortization expense of the land use rights for the five fiscal years succeeding June 30, 2010 is as follows:

	RMB	US$
July 1, 2010 to December 31, 2010	48	7
2011	144	21
2012	144	21
2013	144	21
2014	144	21

	624	91

9. Deferred Initial Public Offering Costs

Direct costs incurred by the Company attributable to its proposed initial public offering of ordinary shares in the United States have been deferred and will be charged against the gross proceeds received from such offering.

10. Deposits from Third Parties

Certain third-party companies that produce automobile accessories and after-market automobile products paid cash security deposits to the Group in return for the right to display one or more of the Group's automobiles in those third parties' premises. Title and ownership of these automobiles remain with the Group and the automobiles are strictly limited for display purposes only and not for any other use. Deposits from third parties are interest-free and repayable by the Group in six months or less upon the return of the automobiles. The Group also has the sole right to demand return of its automobiles held by the third parties at any time by returning the deposit in full. Inventories amounting to RMB132,500 and RMB106,003 (US$15,631) were subject to cash security deposit arrangements with third parties as of December 31, 2009 and June 30, 2010, respectively.

Lentuo International Inc.
Notes to the Unaudited Interim Condensed Consolidated
Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

11. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	December 31, 2009	June 30, 2010
	RMB	RMB	US$
VAT payable	45,898	52,654	7,764
Other taxes payable	8,476	12,546	1,850
Interest on late tax payment	18,133	26,254	3,871
Staff costs payable	10,425	15,303	2,257
Initial public offering costs	1,838	2,138	315
Other accrued expenses	7,783	6,792	1,002

	92,553	115,687	17,059

12. Deposit from an Investor for Issuance of Ordinary Shares

Deposit from an investor for issuance of ordinary shares represents a US$14,000 (RMB95,075) cash deposit received from Newman Investments Limited in February 2010 for its subscription of 1,510,841 ordinary shares of the Company in a private placement that was completed in August 2010. Pursuant to the subscription agreement between Newman Investments Limited and the Company, the total subscription price was US$18,000.

13. Short-Term Loans

Short-term loans as of December 31, 2009 and June 30, 2010 comprise:

	December 31, 2009	June 30, 2010
	RMB	RMB	US$
Guaranteed	64,000	94,000	13,861
Guaranteed and Secured	159,460	152,440	22,479
Unsecured	102,000	4,278	631

Total	325,460	250,718	36,971

The Group's short-term loans are RMB denominated loans obtained from banks and other financial institutions with interest rates ranging from 5.35% to 7.47% and 4.46% to 5.75% for the six months ended June 30, 2009 and 2010, respectively. The short-term loans are repayable between July 2010 and May 2011.

Short-term loans amounting to RMB64,000 and RMB94,000 (US$13,861) as of December 31, 2009 and June 30, 2010, respectively, were guaranteed by Mr. Guo, the ultimate controlling shareholder, Donglv Liang, a relative of Mr. Guo, Chuanxin Sun, a shareholder of the Company and Beijing Jing Jia Century Industry and Commercial Co., Ltd, a third party ("Loan Guarantors"). The Group did not incur any fees to obtain such guarantees.

Short-term loans amounting to RMB159,460 and RMB152,440 (US$22,479) as of December 31, 2009 and June 30, 2010, respectively, were guaranteed by the Loan Guarantors and secured by Lentuo Electromechanical's property and equipment and land use rights (Note 15).

Interest expense on short-term loans was RMB5,619 and RMB13,505 (US$1,991) for the six months ended June 30, 2009 and 2010, respectively.

Lentuo International Inc.
Notes to the Unaudited Interim Condensed Consolidated
Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

14. Income Taxes

The Group's effective tax rate was 27.9% and 28.5% for the six months ended June 30, 2009 and 2010, respectively. The increase in the effective tax rate is primarily due to an increase in non-deductible late interest charges on unrecognized tax benefits. For the six months ended June 30, 2009 and 2010, the Group recorded total tax expense of RMB19,401 and RMB26,864, respectively.

As of December 31, 2009 and June 30, 2010, the Group recorded unrecognized tax benefits of RMB79,771 and RMB4,963 (US$732), respectively, of which RMB49,525 and RMB4,963 (US$732) relate to cash tax liability, respectively. The unrecognized tax benefits are related to uncertain tax positions claimed in the VIEs' 2007 and 2008 PRC tax returns, specifically with regard to understated revenues associated with invoicing for new automobiles sales and overstated costs of goods sold associated with the receipt of automobiles manufacturers' purchase rebates. In May 2010, the VIEs re-filed their tax returns with the relevant tax authorities to report the understated revenues and overstated costs of goods sold for the years ended December 31, 2007 and 2008. In addition, the Group submitted a payment schedule to settle the years 2007 and 2008 tax liability totaling RMB47,402 in installments from September 2010 to September 2011. As a result, the amount of unrecognized tax benefit as of December 31, 2009 was reduced by approximately RMB77,648, including cash payment for unpaid taxes of RMB47,402 and foregone originally filed tax losses of RMB30,246. Thus, the remaining unrecognized tax benefits of RMB4,963 (US$732) as of June 30, 2010 comprised RMB2,123 from the remaining unrecognized tax benefits for the years ended December 31, 2007 and 2008 and RMB2,840 related to unrecognized tax benefits claimed on the 2009 income tax return.

15. Related Party Transactions

As of December 31, 2009 and June 30, 2010, and for the six months ended June 30, 2009 and 2010, the principal related parties with which the Group had transactions with are as follows:

Name of related parties	Relationship with the Group
Lentuo Second-hand Motor Vehicle Co., Ltd.	A company controlled by Mr. Guo
Jiahe Tongda Advertising Co., Ltd.	A company controlled by Mr. Guo
Beijing Lentuo Tongda Co.,Ltd.	A company controlled by Mr. Guo
Beijing Weitzman Vehicle Co., Ltd.	A company significantly influenced by Mr. Guo
Lentuo Electomechanical	A company controlled by Mr. Guo
Beijing Lentuo Cultural Development Co., Ltd.	A company controlled by Mr. Guo
Beijing Lentuo Ruitong Investment Co., Ltd.	A company controlled by Mr. Guo
Tonghe Advertising Co., Ltd.	A company controlled by Mr. Guo
Xiaoli Geng	A shareholder of the Company
Mr. Guo	The ultimate controlling shareholder of the Company
Chuanxin Sun	A shareholder of the Company

Lentuo International Inc.
Notes to the Unaudited Interim Condensed Consolidated
Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

15. Related Party Transactions (Continued)

The Group had the following related party transactions for the six months ended June 30, 2009 and 2010:

	Six months ended June 30,
	2009	2010
	RMB	RMB	US$
Short-term loans to related parties:
Mr. Guo	—	115,539	17,038
Chuanxin Sun	117	—	—
Beijing Lentuo Ruitong Investment Co., Ltd.	4,042	—	—

	4,159	115,539	17,038

Repayments of short-term loans to related parties:
Mr. Guo	61,273	218,611	32,236
Chuanxin Sun	—	191	28
Beijing Lentuo Ruitong Investment Co., Ltd	—	23,774	3,506

	61,273	242,576	35,770

Temporary funding to related parties:
Beijing Lentuo Cultural Development Co., Ltd.	—	12,966	1,192
Beijing Lentuo Tongda Co., Ltd	—	23,836	3,515
Tonghe Advertising Co., Ltd.	—	55,596	8,198
Lentuo Second-hand Motor Vehicle Co., Ltd.	154	4,171	615

	154	96,569	13,520

Temporary funding from related parties:
Beijing Lentuo Ruitong Investment Co., Ltd.	—	433	—

Repayments of temporary funding from related parties
Beijing Lentuo Tongda Co., Ltd	21	1,038	153
Lentuo Second-hand Motor Vehicle Co., Ltd.	130	191	2

	151	1,229	155

Repayments of temporary funding to related parties
Beijing Lentuo Cultural Development Co., Ltd.	—	1,985	1,192

Distribution of assets to Shareholders
Mr. Guo	—	80,172	11,822

Lentuo International Inc.
Notes to the Unaudited Interim Condensed Consolidated
Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

15. Related Party Transactions (Continued)

The Group had the following related party balances as of December 31, 2009 and June 30, 2010:

	December 31, 2009	June 30, 2010
	RMB	RMB	US$
Amounts due from related parties:
Mr. Guo	278,105	94,861	13,989
Chuanxin Sun	191	—	—
Beijing Lentuo Cultural Development Co., Ltd.	1,985	12,966	1,912
Beijing Lentuo Ruitong Investment Co., Ltd.	23,774	—	—
Beijing Weitzman Vehicle Co., Ltd.	4,030	4,030	594
Beijing Lentuo Tongda Co., Ltd.	—	23,836	3,515
Tonghe Advertising Co., Ltd.	—	55,596	8,198
Lentuo Second-hand Motor Vehicle Co., Ltd.	—	4,171	615

	308,085	195,460	28,823

Amounts due to related parties:
Beijing Lentuo Ruitong Investment Co., Ltd.	—	433	64
Lentuo Second-hand Motor Vehicle Co., Ltd.	191	—	—
Beijing Lentuo Tongda Co., Ltd.	1,038	—	—

	1,229	433	64

Amounts due from Mr. Guo and Beijing Lentuo Ruitong Investment Co., Ltd. represented unsecured interest-free loans granted by the Group directly or indirectly to its controlling shareholder. The loans were originally repayable on demand. The amount due from Beijing Lentuo Ruitong Investment Co., Ltd. was fully repaid in April 2010. The amounts due from Mr. Guo were fully repaid by September 30, 2010.

The remaining balances with related parties are unsecured, interest-free and repayable on demand. The average balance due from related parties for the six months ended June 30, 2009 and 2010 was RMB167,389 and RMB281,378 (US$41,489), respectively and the average balance due to related parties for the six months ended June 30, 2009 and 2010 was RMB2,635 and RMB831(US$123), respectively.

As of June 30, 2010, short-term loans of the Group amounting to RMB152,440 (US$22,479) were secured by the pledge of Lentuo Electromechanical's property and equipment with a net carrying value of RMB3,473 (US$512) and land use rights with a net carrying value of RMB3,153 (US$465).

16. Share Capital

On July 27, 2010, the Company restructured its share capital to increase the authorized capital to 500,000,000 ordinary shares with a per share par value of US$0.00001 from 50,000 ordinary shares with a per share par value of US$1.00. In addition, each existing shareholder obtained 100,000 new ordinary shares for every 1 ordinary share previously held. Pursuant to the memorandum and articles of association of the Company, the holders of ordinary shares are entitled to receive dividends when and if declared by the board of directors of

Lentuo International Inc.
Notes to the Unaudited Interim Condensed Consolidated
Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

16. Share Capital (Continued)

the Company. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. On October 29, 2010, the Company effected a 34,427,071 ordinary shares rights offering to all existing ordinary shareholders on that date on a pro rata basis, including 4,518,682 ordinary shares offered to a shareholder who subscribed for 1,510,841 ordinary shares in August 2010, for a subscription price of US$0.00001 per ordinary share (Note 24(d)). All ordinary share and per share information are adjusted retroactively for the above described change in share capital on July 27,2010 and the bonus element issuance on October 29, 2010, for all periods presented. As of December 31, 2009 and June 30, 2010, 500,000,000 ordinary shares were authorized and 39,908,389 ordinary shares were issued and outstanding.

The Group has not paid or declared any dividends on ordinary shares to date. The payment of dividends in the future will be contingent upon the Group's revenues and earnings, if any, capital requirements and general financial condition subsequent to the completion of a business combination. The payment of dividends will be subject to the discretion of the Group's board of directors and subject to the requirement of Cayman Islands' laws.

17. Earnings Per Share

Earnings per share for the six months ended June 30, 2009 and 2010 are calculated as follows:

	Six months ended June 30,
	2009	2010
	RMB	RMB	US$
Numerator for basic and diluted earnings per share:
from continuing operations	49,910	67,387	9,937
from discontinued operations	16	—	—

Net income attributable to ordinary shareholders	49,926	67,387	9,937

Denominator for basic and diluted earnings per share:
Number of ordinary shares outstanding, opening	10,000,000	10,000,000	10,000,000
Retroactive adjustment for bonus element in rights offering on October 29, 2010 (Note 24(d))	29,908,389	29,908,389	29,908,389

Weighted average number of ordinary shares outstanding	39,908,389	39,908,389	39,908,389

Basic and diluted earnings per share:
from continuing operations	1.25	1.69	0.25
from discontinued operations	—	—	—

Net income attributable to ordinary shareholders	1.25	1.69	0.25

The Group does not have any securities outstanding which could potentially dilute basic earnings per share for the six months ended June 30, 2009 and 2010.

Lentuo International Inc.
Notes to the Unaudited Interim Condensed Consolidated
Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

18. Discontinued Operations

On November 6, 2009, Tonghe Advertising was disposed to Mr. Guo in return for cash consideration amounting to RMB4,293, which equaled the carrying value of its net assets. Tonghe Advertising has operations and cash flows that were clearly distinguished from the rest of the Group and met the definition of a component of an entity under ASC 205. Accordingly, the financial results of Tonghe Advertising have been presented as discontinued operations in the consolidated statements of income and comprehensive income for all periods presented.

The following are the results of discontinued operations for the six months ended June 30, 2009.

Six months ended June 30, 2009
RMB
Revenues	1,507
Cost of goods sold	(1,237)

Gross profit	270

Selling, marketing and distribution expenses	(116)
General and administrative expenses	(139)
Interest income	1

Income before income tax expenses	16
Income tax expenses	—

Net income	16

Revenues of Tonghe Advertising were derived primarily from the provision of automobile advertising and marketing related services and were recognized upon the completion of the promotional events.

Cash flows attributed to discontinued operations for the six months ended June 30, 2009 are as follows:

Six months ended June 30, 2009
RMB
Cash flows provided by operating activities	202
Cash flows provided by investing activities	—
Cash flows provided by financing activities	—

Net increase in cash and cash equivalents	202
Cash and cash equivalents, beginning of period	716

Cash and cash equivalents, end of period	918

19. Statutory Reserves

As a result of the PRC laws, rules and regulations that require annual appropriations of 10% of after tax income to be set aside prior to payment of dividends as general reserve fund, the Company's PRC subsidiaries and VIEs

Lentuo International Inc.
Notes to the Unaudited Interim Condensed Consolidated
Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

19. Statutory Reserves (Continued)

are restricted in their ability to transfer a portion of their net assets in the form of dividend payments, loans or advances. The amounts restricted include paid-up capital and statutory reserves of the Company's PRC subsidiaries and the net assets of the VIEs, as determined pursuant to PRC generally accepted accounting principles, totaling RMB282,371 and RMB226,661 (US$33,423) as of December 31, 2009 and June 30, 2010, respectively. No profit appropriations were made for the six months ended June 30, 2009 and 2010.

20. Concentration of Risks

Concentration of credit risk

Advance to suppliers are typically unsecured and arise from deposits paid in advance for purchases of inventories from suppliers based in the PRC. As a percentage of total advances, the top five suppliers accounted for 87.4% and 99.9% as of December 31, 2009 and June 30, 2010, respectively.

	December 31, 2009	June 30, 2010
	RMB	RMB	US$
Shanghai Volkswagen Automobile Selling Co., Ltd.	43,954	45,154	6,658
FAW-Mazda Automobile Sales Co., Ltd.	36,051	28,846	4,254
FAW-VW Automobile Sales Co., Ltd.	111,248	142,001	20,939
Chang An Ford Mazda Automobile Co., Ltd.	7,994	21,528	3,175
FAW-Toyota Automobile Sales Co., Ltd	20,616	24,885	3,670

	219,863	262,414	38,696

Total advances	251,632	262,519	38,710

Percentage of advances to top five suppliers to total advances	87.4%	99.9%	99.9%

Concentration of suppliers

A significant portion of the Group's inventories are sourced from five largest suppliers who collectively accounted for RMB989,978 and RMB1,210,188 (US$178,454) for the six months ended June 30, 2009 and 2010, respectively, of the total inventory purchases.

Lentuo International Inc.
Notes to the Unaudited Interim Condensed Consolidated
Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

21. Interest Expenses

Interest expenses consist of the following:

	Six months ended June 30,
	2009	2010
	RMB	RMB	US$
Interest on short-term loans	5,619	13,505	1,991
Interest on bills payable	214	321	47
Interest related to unrecognized tax benefits	6,670	8,285	1,222
Bank charges	575	1,586	234

	13,078	23,697	3,494

22. Commitments and Contingencies

(a) Operating lease commitments

As of June 30, 2010, the Group had minimum lease payments under non-cancellable operating leases with initial terms in excess of one year as follows:

	June 30, 2010
	RMB	US$
July 1, 2010 to December 31, 2010	2,746	405
2011	5,192	766
2012	5,192	766
2013	5,192	766
2014	5,192	766
Thereafter	53,332	7,864

	76,846	11,333

The Group's lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are all conducted with third parties.

(b) Income taxes

As of June 30, 2010, the Group has recognized RMB4,963 (US$732) accrual for unrecognized tax benefits, of which RMB4,963 (US$732) relate to cash tax liability due to the tax authorities. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of June 30, 2010, the Group classified the accrual for unrecognized tax benefits as a current liability.

Lentuo International Inc.
Notes to the Unaudited Interim Condensed Consolidated
Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

23. Segment and Geographic Information

In accordance with ASC Topic 280 ("ASC 280"), Segment Reporting, the Group's chief operating decision maker has been identified as the chief executive officer, who reviews consolidated financial information by brands when making decisions about allocating resources and assessing performance of the Group. As a result, the Group operates and manages its business as six operating and reportable segments, namely Audi, FAW-Volkswagen, FAW-Mazda, Toyota, Shanghai-Volkswagen and Chang An-Mazda. The chief operating decision maker uses income or loss from continuing operations to evaluate the performance of each reportable segment.

As substantially all of the Group's long-lived assets and revenues are located in and derived from the PRC, geographical segments are not presented.

The Group's segment information as of and for the six months ended June 30, 2009 is as follows:

	Audi RMB	FAW- Volkswagen RMB	FAW- Mazda RMB	Toyota RMB	Shanghai- Volkswagen RMB	Chang An- Mazda RMB	Unallocated RMB	Eliminations RMB	Consolidated RMB
Revenues
Sales of automobiles	289,231	318,136	167,071	86,193	66,536	69,963	—	—	997,130
Automobile repair and maintenance services	39,917	8,704	14,826	7,880	6,596	5,038	849	—	83,810
Other services	7	258	51	494	64	3,179	—	—	4,053

	329,155	327,098	181,948	94,567	73,196	78,180	849	—	1,084,993

Cost of
Sales of automobiles	(274,477)	(294,333)	(167,592)	(81,461)	(59,513)	(64,432)	—	—	(941,808)
Automobile repair and maintenance services	(14,452)	(4,557)	(5,705)	(3,313)	(2,457)	(3,875)	(675)	—	(35,034)
Other services	—	—	—	(25)	(4)	(81)	—	—	(110)

	(288,929)	(298,890)	(173,297)	(84,799)	(61,974)	(68,388)	(675)	—	(976,952)

Income from continuing operations	20,471	17,916	1,037	3,518	5,150	2,772	(954)	—	49,910

Total assets	367,521	478,487	169,620	85,310	136,807	96,534	4,928	(151,926)	1,187,281

Lentuo International Inc.
Notes to the Unaudited Interim Condensed Consolidated
Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

23. Segment and Geographic Information (Continued)

The Group's segment information as of and for the six months ended June 30, 2010 is as follows:

	Audi		FAW-Volkswagen		FAW-Mazda		Toyota		Shanghai Volkswagen		Chang An-Mazda		Unallocated		Eliminations		Consolidated
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
Revenues
Sales of automobiles	391,404	57,716	293,882	43,336	214,762	31,669	114,710	16,915	112,453	16,582	51,036	7,526	—	—	—	—	1,178,247	173,744
Automobile repair and maintenance services	54,698	8,066	14,519	2,141	23,686	3,493	15,343	2,262	10,555	1,556	8,813	1,300	2,555	377	—	—	130,169	19,195
Other services	780	115	743	110	662	98	1,000	147	—	—	847	125	73,763	10,877	(73,390)	(10,822)	4,405	650

	446,882	65,897	309,144	45,587	239,110	35,260	131,053	19,324	123,008	18,138	60,696	8,951	76,318	11,254	(73,390)	(10,822)	1,312,821	193,589

Cost of goods sold:
Sales of automobiles	(347,803)	(51,288)	(267,951)	(39,512)	(209,199)	(30,848)	(112,498)	(16,589)	(108,462)	(15,994)	(50,471)	(7,442)	(1,884)	(277)	—	—	(1,098,268)	(161,950)
Automobile repair and maintenance services	(24,337)	(3,589)	(5,780)	(852)	(7,941)	(1,171)	(7,191)	(1,060)	(5,452)	(804)	(4,963)	(732)	(2,600)	(384)	—	—	(58,264)	(8,592)
Other services	(1)	—	(40)	(6)	(21)	(3)	(205)	(30)	—	—	(32)	(5)	(73,590)	(10,852)	73,390	10,822	(499)	(74)

	(372,141)	(54,877)	(273,771)	(40,370)	(217,161)	(32,022)	(119,894)	(17,679)	(113,914)	(16,798)	(55,466)	(8,179)	(78,074)	(11,513)	73,390	10,822	(1,157,031)	(170,616)

Income from continuing operations	38,667	5,702	18,448	2,720	9,349	1,379	3,388	500	1,742	257	99	15	(4,306)	(636)	—	—	67,387	9,937

Total assets	382,345	56,381	491,844	72,527	214,742	31,666	133,987	19,758	264,728	39,037	156,102	23,019	140,326	20,692	(446,002)	(65,767)	1,338,072	197,313

Lentuo International Inc.
Notes to the Unaudited Interim Condensed Consolidated
Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

24. Subsequent Events

In accordance with ASC Topic 855 ("ASC 855"), Subsequent Events, the Group evaluated subsequent events through October 12, 2010, which was the date that the interim condensed consolidated financial statements were originally issued and filed with the Securities and Exchange Commission on Form F-1, except for Note 24(d), as to which the date is October 29, 2010.

(a) Registered trademark licensing agreement

In July 2010, the Group entered into an irrevocable, exclusive and free-of-charge licensing agreement with Mr. Guo for the right to use the registered trademark "Lentuo". The license is effective during the entire term of the trademark and will be extended if the registration of the trademark is renewed upon its expiration. The current registration of the trademark is effective for ten years and will expire in April 2014, but can be renewed periodically.

(b) Private placement of ordinary shares

In August 2010, pursuant to a subscription agreement, the Company issued 1,510,841 ordinary shares in a private placement to Newman Investments Limited, a third party investor, in exchange for US$18,000. Under the subscription agreement, if the Group's audited consolidated net income for the year ended December 31, 2010 ("2010 Net Income") is lower than RMB160,000, Mr. Guo, for nil consideration, shall transfer to Newman Investments Limited such number of additional ordinary shares so that the shareholding of Newman Investments Limited will equal 1,510,841 shares multiplied by a ratio, the numerator of which is RMB160,000 and the denominator of which is equal to the 2010 Net Income.

In connection with the private investment, the Company and its shareholders entered into a shareholders agreement that imposes certain restrictions on the issuance and sale of the Company's ordinary shares. Pursuant to the shareholders agreement, Newman Investments Limited is entitled to appoint to, and remove from, the Company's board a non-executive director and Newman Investments Limited's consent is required for certain corporate actions. The shareholders agreement will terminate upon the completion of a qualified initial public offering that results in the Company being listed on an internationally recognizable stock exchange.

(c) 2010 equity incentive plan

In September 2010, the Company adopted an equity incentive plan ("2010 Equity Incentive Plan"). The 2010 Equity Incentive Plan will provide for the grant of options, share appreciation rights, restricted shares, restricted share units, and other share-based awards. The maximum aggregate number of our ordinary shares that may be issued under the 2010 equity incentive plan will be 4,500,000, plus an annual increase in the number of ordinary shares available for issuance equal to 1% of the outstanding ordinary shares on the first day of the fiscal year or such lesser amount as determined by the Company's board of directors.

(d) Bonus shares issue

On October 29, 2010, the Company effected a 34,427,071 ordinary shares rights offering to all existing ordinary shareholders on that date on a pro rata basis, including 4,518,682 ordinary shares offered to a shareholder who

Lentuo International Inc.
Notes to the Unaudited Interim Condensed Consolidated
Financial Statements (Continued)

(Amounts in thousands of Renminbi ("RMB") and U.S. dollar ("US$"), except for number of shares and per share data)

24. Subsequent Events (Continued)

subscribed for 1,510,841 ordinary shares in August 2010, for a subscription price of US$0.00001 per ordinary share. Since the ordinary shares were issued for nominal consideration, the offering contains a bonus element that is accounted for similar to a stock dividend. Accordingly, all ordinary share and per share information are adjusted retroactively for this bonus element for all periods presented in accordance with ASC 260-10-55-13, Earnings Per Share.

Lentuo International Inc.

7,500,000 American Depositary Shares
Representing 15,000,000 Ordinary Shares

PROSPECTUS

Cowen and Company
HSBC
Macquarie Capital

                        , 2010

Until                        , 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Part II

Information Not Required in Prospectus

Item 6.    Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own dishonesty, willful default or fraud.

Pursuant to the form of indemnification agreements filed as Exhibit 10.2 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The form of underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.    Recent Sales of Unregistered Securities.

During the past three years, we have issued the following securities (including options to acquire our common shares). We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(2) of the Securities Act. Each of these issuances was made to non-U.S. person(s) outside the United States in a private transaction not involving a public offering and each recipient of our ordinary shares was sophisticated with full access to information about our company.

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration ($)	Underwriting Discount and Commission
Hetong Guo	September 9, 2009	75 ordinary shares	$75	N/A
Jing Yang	September 9, 2009	6 ordinary shares	$6	N/A
Xiaoli Geng	September 9, 2009	6 ordinary shares	$6	N/A
Chuanxin Sun	September 9, 2009	6 ordinary shares	$6	N/A
Xueyuan Han	September 9, 2009	6 ordinary shares	$6	N/A
Miusi Yang	September 9, 2009	1 ordinary shares	$1	N/A
Hetong Guo	July 27, 2010	7,500,000 ordinary shares	$75	N/A
Jing Yang	July 27, 2010	600,000 ordinary shares	$6	N/A
Xiaoli Geng	July 27, 2010	600,000 ordinary shares	$6	N/A
Chuanxin Sun	July 27, 2010	600,000 ordinary shares	$6	N/A
Xueyuan Han	July 27, 2010	600,000 ordinary shares	$6	N/A
Miusi Yang	July 27, 2010	100,000 ordinary shares	$1	N/A
Newman Investments Limited	August 20, 2010	1,510,841 ordinary shares	$18,000,000	N/A
Hetong Guo	October 29, 2010	22,431,293 ordinary shares	N/A	N/A
Jing Yang	October 29, 2010	1,794,503 ordinary shares	N/A	N/A
Xiaoli Geng	October 29, 2010	1,794,503 ordinary shares	N/A	N/A

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration ($)	Underwriting Discount and Commission
Chuanxin Sun	October 29, 2010	1,794,503 ordinary shares	N/A	N/A
Xueyuan Han	October 29, 2010	1,794,503 ordinary shares	N/A	N/A
Miusi Yang	October 29, 2010	299,084 ordinary shares	N/A	N/A
Newman Investments Limited	October 29, 2010	4,518,682 ordinary shares	N/A	N/A

Item 8.    Exhibits and Financial Statement Schedules.

(a)
Exhibits

See Exhibit Index beginning on page II-5 of this Registration Statement.

(b)
Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 9.    Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   For the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)   For the purpose of determining any liability under the Securities Act of 1933, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

  (i)    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

  (ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

  (iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

  (iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, People's Republic of China, on November 24, 2010.

LENTUO INTERNATIONAL INC.
By:	/s/ HETONG GUO Name: Hetong Guo Title: Chairman & Director

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ HETONG GUO Name: Hetong Guo	Chairman	November 24, 2010
* Name: Min Xu	Director	November 24, 2010
* Name: Weimin Yin	Director	November 24, 2010
* Name: Jing Yang	Chief Executive Officer	November 24, 2010
* Name: Ping Yu	Chief Financial Officer (principal financial and accounting officer)	November 24, 2010
* Name: Kate Ledyard, Manager on behalf of Law Debenture Corporate Services Inc.	Authorized U.S. Representative	November 24, 2010

*By:	/s/ HETONG GUO
	Name:	Hetong Guo Attorney-in-fact

Lentuo International Inc.
Exhibit Index

Exhibit Number		Description of Document
1.1		Form of Underwriting Agreement
3.1	*	Memorandum and Articles of Association of the Registrant, as currently in effect
3.2	*	Form of Amended and Restated Memorandum and Articles of Association of the Registrant
4.1	*	Registrant's Specimen American Depositary Receipt (included in Exhibit 4.3)
4.2	*	Registrant's Specimen Certificate for ordinary shares
4.3	*	Form of Deposit Agreement, among the Registrant, the depositary and holders of the American Depositary Shares(1)
4.4	*
Subscription Agreement, dated February 20, 2010, relating to the subscription of ordinary shares in the Registrant by Newman Investments Limited and Supplementary Agreement to the Subscription Agreement, dated October 28, 2010
4.5	*	Shareholders Agreement, dated February 20, 2010, and Supplementary Agreement to the Shareholders Agreement, dated October 28, 2010.
5.1		Opinion of Maples and Calder regarding the validity of the ordinary shares being registered
8.1	*	Opinion of Shearman & Sterling LLP regarding certain U.S. tax matters
8.2		Opinion of Maples and Calder regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.3	*	Opinion of Jingtian & Gongcheng regarding certain PRC tax matters
10.1	*	Form of 2010 Equity Incentive Plan
10.2	*	Form of Indemnification Agreement with the Registrant's directors and executive officers
10.3	*	Form of Employment Agreement between the Registrant and senior executive officers of the Registrant
10.4	*	English translation of form Franchise Authorization Letter issued to the Registrant by FAW-Volkswagen
10.5	*	Summary English translation of form Dealership Agreement between the Registrant and Audi
10.6	*	Summary English translation of form Dealership Agreement between the Registrant and FAW-Mazda
10.7	*	Summary English translation of form Dealership Agreement between the Registrant and Shanghai-Volkswagen
10.8	*	Summary English translation of form Dealership Agreements between the Registrant and Toyota
10.9	*	Summary English translation of form Dealership Agreement between the Registrant and Chang An-Mazda
10.10	*	English translation of Exclusive Technology Consulting and Service Agreement, between Lentuo Beijing and each affiliated entity
10.11	*	English translation of Exclusive Call Option Agreement, between Lentuo Hong Kong, Lentuo Electromechanical and each affiliated entity
10.12	*	English translation of Power of Attorney, by Lentuo Electromechanical in favor of Lentuo Hong Kong in respect of each affiliated entity

Exhibit Number		Description of Document
10.13	*	English translation of Equity Interest Pledge Agreement, between Lentuo Beijing and Lentuo Electromechanical
10.14	*	English translation of Trademark License Agreement, dated July 1, 2010, between Hetong Guo and Lentuo Beijing
10.15	*	English translation of Supplemental Agreement to Trademark License Agreement, dated July 1, 2010, between Hetong Guo and Lentuo Beijing
10.16	*	English translation of Trademark Sub-license Agreement, dated July 1, 2010, between Lentuo Beijing and each affiliated entity
10.17	*
English translation of Land Sublease, between Beijing Ruitong Yulong Investment Co., Ltd and each of Tuozhan Industrial & Trade Development Co., Ltd., Lentuo Huitong Automobile Sales Service Co., Ltd., Yuantongqiao Toyota Automobile Trading Co., Ltd., Tuojiacheng Commercial & Trading Co., Ltd. and Tuozhan Automobile Repair Co., Ltd.
10.18	*	English translation of Land Lease, between Beijing Dongfang Jiye Investment Co., Ltd. and Lentuo Aotong Automobile Trading Co., Ltd.
21.1	*	Subsidiaries of the Registrant
23.1		Consent of Ernst & Young Hua Ming, an Independent Registered Public Accounting Firm
23.2		Consent of Maples and Calder (included in Exhibit 5.1)
23.3	*	Consent of Shearman & Sterling LLP (included in Exhibit 8.1)
23.4	*	Consent of Jingtian & Gongcheng (included in Exhibit 8.3)
24.1	*	Powers of Attorney (included on signature page)
99.1	*	Code of Business Conduct and Ethics of the Registrant

*
Filed previously.

(1)
Incorporated by reference to the Registration Statement on Form F-6 (file No. 333-170780) filed with the SEC with respect to American depositary shares representing ordinary shares.